Form 40-F
period 2002-12-31
BELL CANADA
filed 2003-04-11
CIK 225090

2002

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002	Commission File Number: 1-7274

Bell Canada
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

4813
(Primary Standard Industrial Classification Code Number (if applicable))

98-0032398
(I.R.S. Employer Identification Number (if applicable))

1000 rue de La Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7, (514) 397-7000
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, N.Y. 10011, (212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agents for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:	None

Securities registered pursuant to Section 12(g of the Act:	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Title of each class

7  3/4% Debentures, Series EL, Due 2006
9.5% Debentures, Series ES, Due 2010

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2002, 355,346,988 common shares and
44,000,000 Class A Preferred Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

YES:	NO: X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES: X	NO:

Documents Incorporated by Reference
Trademarks
FORWARD-LOOKING STATEMENTS
ITEM 1 • CORPORATE STRUCTURE
ITEM 2 • GENERAL DEVELOPMENT
2.1 OVERVIEW
2.2 THREE-YEAR HISTORY
2.3 OUR OBJECTIVES AND STRATEGY
ITEM 3 • BUSINESS
3.1 OVERVIEW
3.2 PRODUCTS AND SERVICES
3.3 MARKETING AND DISTRIBUTION CHANNELS
3.4 NETWORKS
3.5 CAPITAL EXPENDITURES
3.6 COMPETITION
3.7 REGULATION
3.8 ENVIRONMENT
3.9 EMPLOYEES
3.10 LEGAL PROCEEDINGS
3.11 RISK FACTORS
ITEM 4 • SELECTED FINANCIAL INFORMATION
4.1 THREE-YEAR DATA
4.2 DIVIDEND POLICY
ITEM 5 • MANAGEMENT’S DISCUSSION AND ANALYSIS
ITEM 6 • STATEMENT OF CORPORATE GOVERNANCE PRACTICES
ITEM 7 • MARKET FOR SECURITIES
ITEM 8 • DIRECTORS AND OFFICERS
8.1 DIRECTORS
8.2 OFFICERS
ITEM 9 • ADDITIONAL INFORMATION
9.1 FINANCIAL YEAR-END
9.2 VOTING SECURITIES
9.3 AUDITORS
SCHEDULE 1 – DIRECTORS’ AND OFFICERS’ REMUNERATION
EXHIBIT 99.1
EXHIBIT 99.2

PRIOR FILINGS MODIFIED AND SUPERSEDED

          Bell Canada’s Annual Report on Form 40-F for the year ended December 31, 2002, at the time of filing with the Securities and Exchange Commission, modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any Registration Statement or Prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such Annual Report on Form 40-F. Other than Bell Canada’s Annual Information Form for the year ended December 31, 2002 included herein (the “AIF”) and the consolidated audited annual financial statements and management’s discussion and analysis of financial condition and results of operations specifically incorporated by reference herein, no other information from the Exhibits is to be incorporated by reference in a Registration Statement or Prospectus filed pursuant to the Securities Act of 1933.

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A.	Consolidated Audited Annual Financial Statements

          For consolidated audited annual financial statements, including the auditors’ report with respect thereto, see pages 25 to 47 and part of page 24, respectively, of the Bell Canada 2002 Financial Information attached hereto as Exhibit 99.1.

B.	Management’s Discussion and Analysis

          For management’s discussion and analysis of financial condition and results of operations, see pages 2 to 23 of the Bell Canada 2002 Financial Information attached hereto as Exhibit 99.1.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

          Within the 90-day period prior to the filing of this annual report on Form 40-F, an evaluation was carried out by Bell Canada’s management, under the supervision, and with the participation, of Bell Canada’s Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), of the effectiveness of Bell Canada’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to Bell Canada and its consolidated subsidiaries would be made known to them by others within those entities.

CHANGES IN INTERNAL CONTROLS

          Bell Canada’s CEO and CFO hereby report that there were no significant changes in Bell Canada’s internal controls or in other factors that could significantly affect Bell Canada’s internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies or material weaknesses.

UNDERTAKING

          Bell Canada undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

WEB SITE INFORMATION

          Notwithstanding any reference to Bell Canada’s and BCE Inc.’s sites on the World Wide Web in the AIF or in the documents attached as exhibits hereto, the information contained in Bell Canada’s and BCE Inc.’s sites or any other site on the World Wide Web referred to in Bell Canada’s or BCE Inc.’s site is not a part of this Form 40-F and, therefore, is not filed with the Commission.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

          Bell Canada has made in the documents filed as part of this annual report, and from time to time may otherwise make, forward-looking statements and related assumptions concerning its operations, economic performance and financial matters. Bell Canada is under no duty to update any of these forward-looking statements or related assumptions. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled “Forward-looking statements” on page 3 of the AIF and to the section entitled “Risk Factors” on pages 16 to 18 of the AIF for a discussion of certain of such factors.

Bell Canada

Annual Information Form

For the year ended December 31, 2002
March 26, 2003

Annual Information Form
for the year ended
December 31, 2002
March 26, 2003

	Documents Incorporated by Reference	2
	Trademarks	2
	Forward-Looking Statements	3
Item 1 • Corporate Structure		3
Item 2 • General Development		3
2.1	Overview	3
2.2	Three-Year History	3
2.3	Our Objectives and Strategy	7
Item 3 • Business		7
3.1	Overview	7
3.2	Products and Services	7
3.3	Marketing and Distribution Channels	10
3.4	Networks	10
3.5	Capital Expenditures	11
3.6	Competition	11
3.7	Regulation	11
3.8	Environment	14
3.9	Employees	14
3.10	Legal Proceedings	15
3.11	Risk Factors	16
Item 4 • Selected Financial Information		19
4.1	Three-Year Data	19
4.2	Dividend Policy	19
Item 5 • Management’s Discussion and Analysis		19
Item 6 • Statement of Corporate Governance Practices		19
Item 7 • Market for Securities		25
Item 8 • Directors and Officers		25
8.1	Directors	25
8.2	Officers	26
Item 9 • Additional Information		27
9.1	Financial Year-End	27
9.2	Voting Securities	27
9.3	Auditors	27
Schedule 1 – Directors’ and Officers’ Remuneration		28

Documents Incorporated by Reference

Part of Annual Information Form in
Document	which incorporated by reference

Portions of the 2002 Bell Canada Financial Information	Item 5

Trademarks

Owner	Trademark

Bell Canada	Rings & Head Design
Bell Canada corporate logo
Bell
Bell World
Espace Bell
Sympatico
Sympatico.ca
Bell Mobility Inc.	Mobile Browser
Telesat Canada	Nimiq
Yellow Pages Group Co.	Yellow Pages

Any other trademarks, corporate, trade or domain names used in this Annual Information Form are properties of their respective owners. We believe that our brands are very important to the success of our company. We take appropriate measures to protect our intellectual property and to defend our brands. We also spend considerable time and resources in surveillance, registration, protection and prosecution of infringers. We also take great care not to infringe on the intellectual property and brands of others.

In this Annual Information Form “we”, “us”, “ourselves” and “our” mean Bell Canada, its subsidiaries, joint ventures and investments in significantly influenced companies and “BCE” means BCE Inc., its subsidiaries, joint ventures and investments in significantly influenced companies. Significantly influenced means that:
• we have a 20% to 50% equity interest in a company that we do not control or jointly control, and
• we have a significant influence on its operating, investing and financing activities.

Effective December 31, 2002, BCE Inc. transferred its 14% interest in Aliant Inc. (“Aliant”) to us, increasing our ownership to 53%, and at the end of December 2002, BCE Inc. transferred its 100% investment in Bell ExpressVu Limited Partnership (“Bell ExpressVu”) to a partnership held 52% by ourselves and 48% by BCE Inc. Effective December 31, 2002, we consolidate the net assets of Aliant and Bell ExpressVu in our consolidated balance sheet. Accordingly, discussions in this Annual Information Form on matters reflecting our consolidated balance sheet include Aliant and Bell ExpressVu. From a statement of operations perspective, we started consolidating the results of operations of Aliant and Bell ExpressVu as of January 1, 2003. Accordingly, given our 2002 results of operations exclude the consolidation of these companies (except for our 39% equity earnings in Aliant), our Annual Information Form discussions on matters reflecting our results of operations exclude Aliant and Bell ExpressVu, unless otherwise specified.

All dollar figures are in Canadian dollars, unless otherwise indicated. The information in this Annual Information Form is disclosed as at March 26, 2003, unless otherwise indicated and except for information contained in portions of documents that are incorporated by reference in this Annual Information Form and which are dated as of a different date.

Bell Canada   2   2002 Annual Information Form

FORWARD-LOOKING STATEMENTS

Securities laws encourage companies to disclose forward-looking information so that investors can better understand the company’s future prospects and make informed investment decisions.

     This Annual Information Form contains forward-looking statements about our objectives, strategies, financial condition, results of operations and businesses.

     These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. It is important to know that:

•	forward-looking statements describe our expectations on the day they are made. For this Annual Information Form, it is March 26, 2003, except for forward-looking statements contained in portions of documents that are incorporated by reference in this Annual Information Form and which are dated as of a different date

•	our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize

•	forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions or other business combinations or transactions, nor do they include the effect of asset write-downs

•	we assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     You will find a more detailed assessment of the risks that could cause our actual results to materially differ from our current expectations in item 3.11 – Risk Factors.

ITEM 1 • CORPORATE STRUCTURE

Bell Canada was incorporated in 1880 by a Special Act of the Parliament of Canada and was continued under the Canada Business Corporations Act on April 21, 1982. Bell Canada is currently governed by a Certificate and Articles of Amalgamation dated January 1, 2003. Bell Canada may also be legally designated as The Bell Telephone Company of Canada or La Compagnie de Téléphone Bell du Canada. Bell Canada’s registered office is at 1050, côte du Beaver Hall, Bureau 1600, Montréal, Québec H2Z 1S4 while its principal executive offices are located at 1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7.

     Bell Canada is an indirect wholly-owned subsidiary of BCE Inc. For more information on BCE, please consult BCE Inc.’s website at www.bce.ca.

     The following are our principal subsidiaries, all of which were incorporated under the Canada Business Corporations Act:

•	Aliant (1)

•	Bell Mobility Inc. (“Bell Mobility”)

•	BCE Nexxia Inc. (carrying on business in Canada under the name “Bell Nexxia”).

     We beneficially own all of the securities (voting and non-voting) issued by Bell Mobility and Bell Nexxia and own 53% of the common shares issued by Aliant. Other subsidiaries, each of which represents not more than 10% of our consolidated assets and not more than 10 % of our consolidated sales and operating revenues, and all of which, in the aggregate, represent not more than 20% of our total consolidated assets and total consolidated sales and operating revenues at December 31, 2002, have been omitted.

ITEM 2 • GENERAL DEVELOPMENT

2.1	OVERVIEW

We are Canada’s leading provider of wireline and wireless communications services, Internet access, data and other communications services to residential and business customers through our 21 million customer connections. Since January 1, 2003 we are also a provider of Direct-To-Home (“DTH”) satellite television services through Bell ExpressVu and have started consolidating its results of operations and those of Aliant.

     At December 31, 2002, we(1):

•	served 11.6 million local telephone service subscribers

•	served 3.4 million cellular and personal communications service (“PCS”) customers

•	served 586,000 paging customers

•	provided dial-up and high-speed Internet access to 1.8 million subscribers

•	provided 3.7 million digital equivalent access lines(2).

     In 2002, we had consolidated operating revenues of $14.4 billion and approximately 54,000 employees at December 31, 2002. We had total assets of $29.5 billion at December 31, 2002.

2.2	THREE-YEAR HISTORY

     The following is a detailed description of the significant events that have influenced the general development of our business over the course of the last three years.

2.2.1	RECENT DEVELOPMENTS

ACQUISITIONS AND DISPOSITIONS

TRANSFER OF SYMPATICO.CA

On September 13, 2002, Bell Globemedia Inc. (“Bell Globemedia”), approximately 68.5% owned by BCE Inc., bought Lycos Inc.’s 29% stake in the Sympatico-Lycos joint venture and took full control of Sympatico.ca, Canada’s largest Internet portal.

     On February 7, 2003, an agreement was announced to transfer the Sympatico.ca portal, and its associated city site properties from Bell Globemedia to Bell Canada so that it could be more closely tied to our Sympatico Internet access services. The transaction closed on March 17, 2003.

TRANSFER OF 14% INTEREST IN ALIANT

Effective December 31, 2002, BCE Inc. transferred its 14% interest in Aliant to us in exchange for common shares of Bell Canada. As a result, we now own a 53% interest in Aliant.

(1)	Unless otherwise specified, the discussion in this Annual Information Form excludes Aliant and Bell ExpressVu.

(2)	Derived by converting low capacity data lines to the equivalent number of voice grade access lines.

Bell Canada   3   2002 Annual Information Form

TRANSFER OF BELL EXPRESSVU

At the end of December 2002, BCE Inc. transferred its 100% investment in Bell ExpressVu to a partnership held 52% by us and 48% by BCE Inc. in exchange for units in the partnership. BCE Inc. also executed an agreement providing for the transfer to us, subject to regulatory approval, of approximately 52% of the common equity of the general partner managing the affairs of Bell ExpressVu, effective as of December 31, 2002.

SALE OF DIRECTORIES BUSINESS

On November 29, 2002, we and certain of our affiliates completed the sale of our print and electronic directories business for approximately $3 billion in cash to an entity ultimately controlled by Kohlberg Kravis Roberts & Co. L.P. and the Ontario Teachers’ Merchant Bank, the private equity arm of the Ontario Teachers’ Pension Plan Board. As a result, we recorded a pre-tax gain on the sale of $2.4 billion. The sale included:

•	the print directories business previously carried on by Bell Actimedia Inc. (“Bell Actimedia”), including 209 print White Pages and Yellow Pages directories in Ontario and Québec

•	Bell Actimedia’s 12.86% interest in the Aliant Actimedia general partnership

•	the electronic yellowpages.ca, canadatollfree.ca and Canada411.ca directories managed and operated by Sympatico Inc. (“Sympatico”).

     Prior to the closing of the sale, we along with BCE Inc., completed a corporate reorganization, resulting in the transfer of our directories business and BCE Inc.’s agreement to contribute its 100% investment in Bell ExpressVu as well as certain debt receivables and cash to a partnership. Refer to the previous discussion under “Transfer of Bell ExpressVu”.

     Following the sale of our directories business, the partnership distributed the net proceeds to its partners in proportion to their percentage ownership interests in the partnership. A net distribution of $1.1 billion was made to BCE Inc. which was partly used to help finance the repurchase of SBC Communications Inc.’s (“SBC”) remaining indirect interest in Bell Canada (see below). The balance of the net proceeds was distributed to us and will be used to reduce debt and for general corporate purposes.

     In connection with the sale of our directories business, we entered into certain transitional and long-term operating agreements relating to the print directories business. In addition, we have agreed not to compete with the purchasers in the directories business in Canada for a period of 30 years. Together with Sympatico, we also entered into certain Internet website linking and operational agreements relating to the electronic directories, providing, amongst others, that the post-sale directories business will publish Bell Canada’s White Pages directories and be allowed to use the Bell Canada trademark and logo on the directories.

     In addition, we acquired a 10% indirect interest in the post-sale directories business for $91 million.

     Revenues and EBITDA(1) in 2003 will be negatively impacted by the sale of our directories business, which contributed approximately $500 million to our total revenues and approximately $310 million to EBITDA in 2002.

REPURCHASE BY BCE INC. OF SBC’S 20% INTEREST IN BCH

On June 28, 2002, BCE Inc., Bell Canada Holdings Inc. (“BCH”) and entities controlled by SBC entered into agreements that ultimately led to BCE Inc.’s repurchase of SBC’s 20% interest in BCH, Bell Canada’s parent company, for $6.32 billion. Under these agreements:

•	BCH bought for cancellation a portion of its outstanding shares from SBC on June 28, 2002, for $1.33 billion in cash. This increased BCE Inc.’s ownership in BCH to 83.5%

•	BCE Inc. completed the repurchase of SBC’s remaining 16.5% interest in BCH on December 2, 2002 for $4.99 billion in cash.

     BCE Inc. used $0.7 billion of the $1.1 billion net distribution made by us in connection with the sale of the directories business to fund a portion of the repurchase price.

CREATION OF BELL WEST INC.

In April 2002, we along with Manitoba Telecom Services Inc. (“MTS”), approximately 22 % owned by us, created Bell West Inc. (“Bell West”) by combining our interests in the wireline assets of Bell Nexxia in Alberta and British Columbia with our and MTS’ respective investments in Bell Intrigna Inc. Bell West provides telecommunications services in those two provinces and operates under the Bell brand.

     As a result of this transaction, we own 60% of Bell West and MTS owns 40%. The terms of the agreement between Bell Canada and MTS also include certain put and call options relating to MTS’ 40% ownership of Bell West.

     Under the terms of the put option, MTS can require us to buy its interest in Bell West:

•	in February 2004 at a guaranteed floor value of $458 million plus ongoing incremental funding invested by MTS. The put price includes an 8% return on the incremental funding. The floor value was $549 million at December 31, 2002

•	in January 2007 at fair market value less 12.5%

•	at fair market value less 12.5%, under certain circumstances.

     If MTS does not exercise its put option, we can exercise our call option. Under the terms of the call option, we have the option to buy MTS’ interest in Bell West:

•	in March 2004 at the greater of the floor value described above and fair market value

•	in February 2007 at fair market value

•	at fair market value if there is a change of control of MTS to a party other than ourselves or our affiliates.

     We have not received any formal notice from MTS that it plans to exercise the put option in February 2004.

TELEGLOBE INC.

On April 24, 2002, BCE Inc. announced that it would stop providing long-term funding to Teleglobe Inc. (“Teleglobe”).

(1)	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning under Canadian generally accepted accounting principles (“GAAP”). We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans (credit) expense and restructuring and other charges. The way we define EBITDA may be different from the way other publicly traded companies define it or similar terms. EBITDA should not be confused with net cash flows from operating activities. We use EBITDA, amongst other measures, to assess the operating performance of our ongoing businesses. The most comparable Canadian GAAP earnings measure is operating income. For more details, see page 9 of the Bell Canada 2002 Financial Information.

Bell Canada   4   2002 Annual Information Form

     On May 15, 2002 and later in the year, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in various countries, including Canada and the United States.

     During the second quarter of 2002, we completed our assessment of the carrying value of our investment in Teleglobe (accounted for on a cost basis) and a write-down of $1.354 billion was recorded, reducing the value of the investment to nil.

     On September 19, 2002, Teleglobe announced the execution of agreements for the sale of its core telecommunications business, subject to obtaining regulatory approvals and satisfying contractual closing conditions.

     As provided in relevant court orders, the contracts between Teleglobe and us for the mutual carriage of telecommunications traffic will be assigned upon substantially the same terms to affiliates of the purchasers effective upon the closing date.

     On October 17, 2002, we and BCE Inc. executed a court-approved settlement agreement with Teleglobe and certain of its subsidiaries regarding various amounts owing between Teleglobe and BCE Inc.

     On December 31, 2002, after obtaining court approval, we and BCE Inc. sold all of our common and preferred shares in Teleglobe to the court-appointed monitor for a nominal amount.

CREATION OF THE BELL NORDIQ INCOME FUND

In April 2002, we announced the initial public offering of units of the Bell Nordiq Income Fund (the “Fund”). The Fund acquired an approximate 37% interest in each of Télébec Limited Partnership (“Télébec LP”) and Northern Telephone Limited Partnership (“Northern Telephone LP”) from us. We retain management control over both partnerships and hold an approximate 63% interest in the partnerships. We received gross proceeds of $324 million and recorded a pre-tax gain of $222 million on this transaction.

SIGNIFICANT REGULATORY DEVELOPMENTS

CRTC DECISION ON INCUMBENT AFFILIATES

On December 12, 2002, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued Decision 2002-76 “Regulatory safeguards with respect to incumbent affiliates, bundling by Bell Canada and related matters”. This decision makes several important changes to the regulatory regime which affects us:

•	contracts offered by us which bundle tariffed and non-tariffed products and services, must receive CRTC approval. This means that all such contracts currently in existence must be filed with the CRTC for regulatory approval and that all new contracts must also receive CRTC approval prior to implementation

•	the CRTC is prepared to consider such tariff applications without public notice and process them as expeditiously as possible granting interim approval where appropriate

•	Bell Nexxia will be subject to the same requirements for tariff approval for products and services offered in Bell Canada’s operating territory as currently exist for Bell Canada.

     While the decision increases our regulatory burden at both the wholesale and retail levels in highly competitive markets, the financial impacts of this decision cannot currently be quantified and, in any event, cannot be isolated from the normal risk of loss attributable to competition generally.

REVIEW OF FOREIGN OWNERSHIP RULES

In November 2002, Industry Canada issued a discussion paper and asked the House Standing Committee on Industry, Science and Technology to conduct a review as to whether the current Canadian ownership requirements included in the Telecommunications Act and associated regulations should be modified. Hearings began on January 27, 2003. The Committee is expected to complete its review and make recommendations to the Minister of Industry towards the end of April 2003. Hearings in November 2002 held by the House Standing Committee on Canadian Heritage also looked into this question as it related to broadcasting and media ownership and the Committee is expected to issue its report in the Spring of 2003.

     Since the reviews by the House Standing Committees have not yet been completed and as it is impossible to predict their outcome, we are currently not in a position to assess the impact, if any, the recommendations may have on us.

JAMMING DEVICES

In June 2002, subsequent to a public consultation, Industry Canada announced its decision not to allow the liberalized use of radiocommunication jamming devices in Canada. Such liberalization would have enabled public venues such as restaurants, theaters, stadiums and shopping malls to install equipment that would block the receipt or transmission of mobile wireless radio signals.

SECOND PRICE CAP DECISION

On May 30, 2002, the CRTC released Decision 2002-34 ''Regulatory framework for second price cap period’’, making a number of changes to the rules governing local service in Canada’s telecommunications industry for the next four years. The main highlights of the decision include:

•	a reduction in the rates the incumbent telephone companies, such as ourselves, charge their competitors for certain services

•	residential rates for local access services and for features are frozen at current rate levels unless inflation exceeds 3.5%

•	a restriction on basic local service rate increases for business customers to the rate of inflation. For non-basic business services, the second price cap decision led to the filing for a reduction in rates for certain local services for business customers

•	a new mechanism (referred to in the decision as the “deferral account”), which will be used to fund initiatives that benefit customers or that contribute to achieving the CRTC’s objectives, including balancing the interest of the three main stakeholders, i.e. Incumbent Local Exchange Carriers (“ILECs”), subscribers and competitors. The total amount available each year for such initiatives will be determined on the basis of a formula that depends on the rate of inflation and certain other factors. We may apply at any time for approval of such initiatives; however, the CRTC has indicated its intention to dispose each year of any amounts that are outstanding, beginning no sooner than the middle of 2003.

          The effects of this decision will be recognized in our financial statements in accordance with our accounting policies as the revenues are

Bell Canada   5   2002 Annual Information Form

earned or the costs of service are incurred. It is anticipated that, in order to comply with the decision, various expenses and capital expenditures will be incurred. We estimate our commitment relating to this decision to be $74 million at December 31, 2002.

     On August 27, 2002, AT&T Canada Corp. (“AT&T Canada”) petitioned the Governor in Council to modify portions of the decision, requesting that the prices of certain network facilities and services purchased by competitors from ILECs be reduced, effective June 1, 2002, to a level that reflects recovery only of the incumbents’ costs, that such costs be determined in a new manner in a follow-up proceeding by the CRTC to be completed by the end of June 2003, and that prices be reduced by 50%, effective June 1, 2002, pending completion of such proceeding. On September 19, 2002, we and certain other ILECs filed a response to the petition pointing out that AT&T Canada is essentially making the same proposal that it made in the public hearing conducted by the CRTC, a proposal rejected by the CRTC. On March 26, 2003, the Governor in Council issued its decision rejecting the petition by AT&T Canada.

ACCOUNTING CHARGES

STREAMLINING AND OTHER CHARGES

In the fourth quarter of 2002, we recorded pre-tax charges of $302 million ($190 million after-tax) representing restructuring charges of $232 million and other charges of $70 million.

     The restructuring charges were primarily from streamlining our management, line and other support functions, and included employee severance for approximately 1,700 employees, enhanced pension benefits and other employee costs. This is expected to be completed in 2003.

     Other charges consisted primarily of various accounts receivable write-downs relating to billing adjustments and unreconciled balances from prior years, which were identified during the year.

     At December 31, 2002, $111 million of the restructuring provision remained unpaid.

PAY EQUITY SETTLEMENT

On September 25, 2002, the members of the Canadian Telecommunications Employees’ Association (“CTEA”) ratified a settlement we had reached relating to the 1994 pay equity complaints that the CTEA had filed on behalf of its members before the Canadian Human Rights Commission. The settlement includes a cash payout of $128 million and related pension benefits of approximately $50 million.

     No settlement has yet been reached with the Communications, Energy and Paperworkers union of Canada (“CEP”), representing current and former employees covered by the complaints filed on their behalf.

ACCOUNTS RECEIVABLE WRITE-DOWN

During the second quarter, coincident with the development of a new billing platform, Bell Canada adopted a new and more precise methodology to analyze the amount of receivables by customer as well as by service line and that permits a more accurate determination of the validity of customer balances owed to Bell Canada. This analysis indicated that a write-down of accounts receivable amounting to $272 million was appropriate.

     As these amounts arose from legacy billing systems and processes, Bell Canada has carried out a detailed review of billings and adjustments for the period from 1997 to 2002. These amounts arose as the cumulative result of a series of individually immaterial events and transactions pertaining to Bell Canada’s legacy accounts receivable systems dating back to the early 1990s.

OTHER

SPRINT COLLABORATION AGREEMENT

Bell Mobility has an agreement with Sprint Spectrum, L.P. (“Sprint PCS”) that allows PCS wireless roaming throughout the United States, and by agreement through the Bell Wireless Alliance (“BWA”), Canada. Inter-carrier roaming across Sprint PCS, Bell Mobility and other BWA members provides one of the largest roaming networks in North America, giving customers the ability to stay connected while in the United States and Canada.

     In October 2002, Bell Mobility also entered into a master agreement with Sprint PCS for preferred collaboration in business and technology planning, procurement, intellectual property license and product and platform development with regards to wireless and wireless-related telecommunications services and products.

APPOINTMENT OF CHIEF EXECUTIVE OFFICER

Further to the resignation of Mr. Jean C. Monty as Chief Executive Officer of Bell Canada effective April 23, 2002, Mr. Michael J. Sabia was appointed as Chief Executive Officer of Bell Canada.

LAUNCH OF NEW WIRELESS NETWORK

In 2002, Bell Mobility launched the next generation 1X wireless network and related devices. The new 1X network supports wireless data transmission speeds of up to five times faster than previous circuit-based transmission technology thereby offering cellphone users enhanced messaging, gaming, downloadable ringtones, screensavers and other mobile applications. Bell Mobility introduced 1X service across the majority of its coverage area throughout 2002 and expects to continue rolling-out 1X service during 2003.

2.2.2	2001

During the course of 2001, the following events have influenced the general development of our business:

•	the recording of pre-tax charges of $864 million ($542 million after tax) in the first and fourth quarters of 2001. These charges represented restructuring charges of $470 million and other charges of $394 million. The restructuring charges were from our streamlining initiatives and included employee severance for approximately 3,900 employees, enhanced pension benefits and other employee costs. The restructuring programs were completed in 2002. Other charges primarily consisted of the write-down of Bell Mobility’s wireless capital assets

Bell Canada   6   2002 Annual Information Form

•	the entering into by Bell Mobility and Aliant Telecom Inc. (“Aliant Telecom”) of an enhanced ten-year network reciprocity agreement with Telus Mobility (a unit of Telus Corporation (“Telus”)) which expanded access to advanced digital voice and data services in predominantly non-urban areas in Eastern and Western Canada. In November 2002, this non-urban network reciprocity agreement was extended to provide reciprocal access to the 1X networks of each of Bell Mobility, Aliant Telecom Wireless and Telus Mobility

•	the launch by Bell Mobility of consumer service in Western Canada

•	the launch, in conjunction with us, by La Confédération des caisses populaires et d’économie Desjardins du Québec and Connexim, Limited Partnership (“Connexim”) of a strategic telecommunications alliance

•	the successful bid by Bell Mobility to obtain 20 new PCS spectrum licenses in Industry Canada’s auction for a total investment of approximately $720 million. These new licenses enabled Bell Mobility to launch its Western network in British Columbia and Alberta and to augment its spectrum holdings in congested urban areas such as Toronto and Montreal. Bell Mobility’s BWA partners Aliant Telecom, MTS Mobility and SaskTel Mobility also acquired additional PCS spectrum in the auction

•	the creation by us and Amdocs Limited, a company specializing in customer care and billing solutions, of a new company, Certen Inc. (“Certen”), in which we hold a majority interest. Certen’s initial focus has been on the deployment of an integrated billing platform for all of our services including local, long distance, wireless, broadband and Internet services. We intend to roll out “One-Bill” over the course of 2003 in a phased-in approach

•	the creation by BCE Inc., The Thomson Corporation and The Woodbridge Company Limited of the Canadian multi-media company, Bell Globemedia. As part of this transaction, we sold our 71% interest in Sympatico to BCE Inc. for total proceeds of $425 million which resulted in a gain of $373 million.

2.2.3	2000

During the course of 2000, the following events have influenced the general development of our business:

•	the announcement of a $1.5 billion investment over three years to rapidly expand and enhance our high-speed Internet availability for our residential and business customers in order to be able to provide digital subscriber line (“DSL”) service to over 85% of our residential and business customers

•	the award by the Government of Alberta of a $300 million contract to a consortium of global and provincial technology companies, headed by Bell Intrigna Inc. and including Bell Nexxia to build and implement a high-speed, broadband Internet network. The contract is now headed by Bell West.

2.3	OUR OBJECTIVES AND STRATEGY

Our governing objective is to achieve balanced performance that will lead to profitable growth, positive free cash flow and improving returns.

     The successful achievement of our governing objective is dependent on achieving three key strategic objectives: Simplicity, Efficiency and Financial Discipline.

     Our customers want simplicity. Our research demonstrates that they want products and services that are easy to use and understand and they want dealing with us to be easy. To do this, we must continue to simplify our processes, reduce bureaucracy and improve the effectiveness of our sales and distribution channels. In addition to simplicity, we need to continue gaining better insight into the needs of each of our customer segments. By better understanding our customers’ needs, we will be able to provide them with compelling value propositions.

     As part of our strategy, we are shifting our focus to further position our key customer segments at the center of our business. We continue to develop a better understanding of the needs of each of our customer segments: consumers, small and medium enterprises (“SMEs”), and large enterprises.

     Efficiency has become an integral part of the way we do business. We generated productivity gains of more than $950 million over the past two years and are targeting more than $600 million in further efficiency gains in 2003. We have substantially reduced our capital expenditures while growing our customer connections. But increased efficiency cannot come at the expense of service. Service is the cornerstone of our brand, and we are committed to improving customer service as we continue to focus on efficiency.

     Financial discipline demands decisive action to ensure long-term financial success. We will continue to manage our company with a view to providing consistent, solid returns while strengthening our balance sheet and generating free cash flow.

ITEM 3 • BUSINESS

3.1	OVERVIEW

We are Canada’s leading provider of wireline and wireless communications services, Internet access, data and other communications services to residential and business customers through our 21 million customer connections. Since January 1, 2003 we are also a provider of DTH satellite television services through Bell ExpressVu and have started consolidating its results of operations and those of Aliant.

     At December 31, 2002, we(1):

•	served 11.6 million local telephone service subscribers

•	served 3.4 million cellular and PCS customers

•	served 586,000 paging customers

•	provided dial-up and high-speed Internet access to 1.8 million subscribers

•	provided 3.7 million digital equivalent access lines(2).

     At December 31, 2002, we operated primarily as the incumbent telephone company in:

•	Ontario and Québec, through Bell Canada, Télébec LP and Northern Telephone LP

•	Canada’s northern territories, through Northwestel Inc.

     We also operated as a competitive local exchange carrier (“CLEC”) in Alberta and British Columbia, through Bell West.

3.2	PRODUCTS AND SERVICES

We offer a full array of communications products and services to our residential and business customers. This broad product offering enables us

(1)	Unless otherwise specified, the discussion in this Annual Information Form excludes Aliant and Bell ExpressVu.

(2)	Derived by converting lower capacity data lines to the equivalent number of voice grade access lines.

Bell Canada   7   2002 Annual Information Form

to leverage our leading position in our principal markets to cross sell value-added and new services to existing customers. Our principal service area includes most of the two largest and most populous Canadian provinces, Ontario and Québec.

     There is some seasonality in certain of our businesses. For example, our wireless services revenues tend to be higher in the fourth quarter due to increased consumer spending during the holiday season.

     Table 3.2 shows the revenue distribution as a percentage of our operating revenues by line of business for the last three years ended December 31.

3.2.1	LOCAL AND ACCESS SERVICES

We operate an extensive local access network that provides local telephone services to business and residential customers. The 11.6 million local telephone lines, or network access services (“NAS”), we provide for our subscribers are key in establishing customer relationships and are the foundation for the other products and services we offer.

     Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:

•	value-added services such as call display, call waiting and voice mail

•	services provided to competitors accessing our local network

•	subsidies from the National Contribution Fund to support local service in high-cost areas.

     Rates for local telephone and value-added services in our incumbent territories are subject to price cap regulation by the CRTC.

     A summary of local and access services revenues, the number of NAS and estimated local market share is shown in Table 3.2.1.

3.2.2	LONG DISTANCE SERVICES

We supply long distance voice services to business and residential customers. In addition, we provide the originating and terminating portion of long distance calls from and to our local telephone service customers for competing long distance companies. We also receive settlement payments from out-of-region carriers for completing their customers’ long distance calls in our territory.

     Prices for long distance services have been declining since this market was opened to competition. The rate of decline, however, has eased over the past several years. Price decreases have generally led to increased volume in conversation minutes.

     A summary of long distance revenues and other long distance statistics is shown in Table 3.2.2.

3.2.3	WIRELESS SERVICES

We offer a full range of wireless communications services to business and residential customers, including cellular, PCS and paging. PCS customers can access our Mobile Browser service to gain wireless access to the Internet. We also provide value-added services such as call display and voicemail and roaming services to other wireless service providers.

TABLE 3.2 COMMUNICATIONS SERVICES (REVENUE DISTRIBUTION)

Revenue distribution as a % of operating revenues for the year ended December 31	2002	2001	2000

Local and access	38	40	41
Long distance	16	16	19
Wireless	13	11	10
Data	24	23	19
Other (1)	9	10	11

	100	100	100

(1)	Includes the revenues generated by our directories business prior to its sale on November 29, 2002.

TABLE 3.2.1 LOCAL AND ACCESS SERVICES

For the year ended December 31	2002	2001	2000

Local and access revenues (in $ millions)	5,532	5,731	5,450
Number of network access services (1) (in thousands)
Residential	7,647	7,695	7,693
Business	3,986	4,074	4,098

	11,633	11,769	11,791

Estimated local market share (2) (Québec and Ontario)	95.5%	96.4%	97.4%
Residential (Québec and Ontario)	97.9%	99.3%	99.6%
Business (Québec and Ontario)	91.3%	91.9%	93.5%

(1)	Network access services represented, at December 31, the approximate number of lines in service.

(2)	The loss of business market share reflects facilities-based competition only.

TABLE 3.2.2 LONG DISTANCE SERVICES

For the year ended December 31	2002	2001	2000

Long distance revenues (in $ millions)	2,266	2,328	2,474
Conversation minutes (in millions)	15,368	14,704	14,601
Average long distance revenue per minute (in cents)	13	14	15
Estimated market share (% based on revenues) (Québec and Ontario)	63%	63%	63%
Residential (Québec and Ontario)	71%	70%	68%
Business (Québec and Ontario)	52%	53%	53%

Bell Canada   8   2002 Annual Information Form

     Customers can choose to pay for their cellular and PCS services through a monthly rate plan (post-paid) or in advance (prepaid). Virtually all of the subscribers added in 2002 were on post-paid rate plans. At December 31, 2002, 73% of our subscribers were on post-paid plans, up from 70% in 2001. This reflects our continued focus on acquiring and retaining higher value and more profitable customers.

     Wireless communications services are provided in-territory by the wireless division of each of our incumbent telephone companies with the exception of Bell Mobility, which offers wireless services in Alberta and British Columbia, in addition to its home territory of Ontario and Québec. In 2002, Bell Mobility completed the construction of its network in Calgary, Edmonton and Vancouver.

     In 2002, we were the first company to launch a high-speed wireless network, which allows customers to transmit data at speeds of up to 86 Kbps, five times faster than what was previously available. By the end of 2002, our high-speed network covered:

•	centers in Ontario and Québec, representing 80% of the population in those provinces

•	Calgary, Edmonton and Vancouver in Western Canada.

     A summary of our wireless services revenues and other wireless services statistics is shown in Table 3.2.3.

3.2.4	DATA SERVICES

Data services are a growth area for us in both the residential and business customer segments. We provide high-speed and dial-up Internet access to residential customers in our incumbent territories primarily through the Bell Sympatico brand. High-speed Internet access is driving growth in the residential portion of this business. In 2002, we expanded our product line to offer customers a choice of speeds and several value-added services.

     In 2002, the number of high-speed Internet subscribers increased by 47% to reach one million, reflecting customer preference for higher speed alternatives to dial-up Internet access. For the first time, the number of high-speed Internet access subscribers surpassed the number of dial-up subscribers. The number of dial-up subscribers declined to 766,000 from 825,000 in 2001. Residential represents the largest segment of high-speed Internet subscribers and comprises 840,000 customers.

     We offer a full range of data services to business customers, including local network access, Internet access, frame relay, asynchronous transfer mode (“ATM”), Internet Protocol (“IP”)/broadband and e-commerce services as well as sales of equipment. In 2002, we launched Bell Managed Network Solutions, a single source for the delivery and management of end-to-end business communication services.

TABLE 3.2.3   WIRELESS SERVICES

For the year ended December 31	2002	2001	2000

Wireless services revenues (in $ millions)	1,880	1,589	1,299
Cellular and PCS net activations (in thousands)
Prepaid	(3)	210	185
Post-paid	389	391	318

	386	601	503

Cellular and PCS subscribers(1) (in thousands)
Prepaid	901	904	694
Post-paid	2,467	2,078	1,687

	3,368	2,982	2,381

Average revenue per unit (cellular and PCS) ($/month)	47	46	46
Prepaid	12	13	14
Post-paid	61	61	60
Usage per subscriber (cellular and PCS) (minutes/month)	202	180	156
Churn rate(2) (cellular and PCS) (average per month)	1.5%	1.5%	1.5%
Paging subscribers(1) (in thousands)	586	657	693
Estimated market share (Québec and Ontario) (% based on revenues)	47%	47%	46%

(1)	At December 31.

(2)	The rate at which existing subscribers cancel their services is called churn.

TABLE 3.2.4   DATA SERVICES

For the year ended December 31	2002	2001	2000

Data revenues (in $ millions)	3,494	3,182	2,502
Internet subscribers (in thousands)
DSL high-speed (1)	1,014	689	300
Dial-up (2)	766	825	671

	1,780	1,514	971

Digital equivalent access lines (3) (in thousands) (Bell Canada only)	3,683	3,713	n/a
Estimated market share (Québec and Ontario) (4)	42.2%	41.7%	33.5%

(1)	High-speed Internet subscribers include consumer, business and wholesale subscribers, at December 31.

(2)	Dial-up subscribers include consumer and business subscribers, at December 31.

(3)	Digital equivalent access lines are derived by converting lower capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines, at December 31.

(4)	High-speed consumer Internet market share.

Bell Canada   9   2002 Annual Information Form

     Data services for business customers are provided in-territory by our incumbent telephone companies and by Bell West in Western Canada.

     A summary of data revenues, Internet subscribers and other data services statistics is shown in Table 3.2.4.

3.2.5	DTH SATELLITE TELEVISION SERVICES

Since January 1, 2003, we consolidate the results of Bell ExpressVu and therefore have DTH satellite television revenue. DTH satellite television services have rapidly become a major competitor to cable television. Bell ExpressVu has been delivering digital services on a national basis directly to Canadian homes and businesses since 1997. It is Canada’s largest licensed DTH satellite television distributor of digital programming offering more than 300 digital television and CD-quality audio channels as well as more than 50 pay-per-view channels.

     Bell ExpressVu uses two satellites in orbit (owned by Telesat Canada (“Telesat”), a subsidiary of BCE Inc.), Nimiq 1 and Nimiq 2. Nimiq 2 was successfully launched on December 29, 2002, although it has since experienced a malfunction affecting its available power. This malfunction is still being investigated. Notwithstanding the malfunction, the additional satellite capacity will allow Bell ExpressVu to offer additional programming in 2003.

     Signal piracy is a major issue facing all segments of the Canadian broadcasting industry. Bell ExpressVu has undertaken a number of actions to combat signal piracy, including taking legal action, implementing electronic counter-measures targeted at illegal devices, and leading public awareness campaigns. See item 3.11 – Risk Factors – Bell ExpressVu for more details.

3.2.6	OTHER PRODUCTS AND SERVICES

This category includes revenues from a number of other sources including:

•	renting, selling and maintaining business terminal equipment

•	print directories’ advertising until November 2002. In November 2002, we sold our directories business. We will no longer be generating this type of revenue.

     A summary of our other products and services revenues is shown in Table 3.2.6.

3.3	MARKETING AND DISTRIBUTION CHANNELS

Our distribution channels are focused on residential, SME and large enterprise customers. These channels include call centers staffed by approximately 6,000 representatives, approximately 255 Bell World/Espace Bell stores (approximately 95 owned by us and approximately 160 owned by dealers/franchisees), approximately 1,200 direct sales representatives and the bell.ca website. Dedicated to the large enterprise market and as Canada’s largest IP/broadband company, Bell Nexxia bundles products and services into fully managed, end-to-end, eBusiness solutions.

     We utilize these distribution assets to deliver full service capabilities to our customers and continue our evolution from a product-centric company (selling one product at a time) to becoming a customer-centric company driving revenue per customer. The call centers and retail outlets have already evolved to provide the full breadth of our products. A recommendation engine was rolled out to all residential call center agents in the fourth quarter of 2002 to enable these agents to sell the full suite of our products and services.

     This cross distribution capability differentiates us from our competitors who do not have our large wireline customer base.

     Residential customer offers continue to focus on cross selling our suite of products and services including:

•	Internet access

•	cellular and PCS

•	DTH satellite television.

     Cross selling provides value for the customer thereby increasing spending with us and enabling us to simplify our product offering and allowing us to compete aggressively with our key competitors. Our ability to cross sell enhances revenues, reduces churn and improves productivity.

3.4	NETWORKS

Our networks provide a wide-ranging, integrated platform of voice, data, wireline and wireless services for residential and business customers from coast to coast and into certain limited areas of the United States.

     Our infrastructure includes:

•	national transport for voice and data (including Internet traffic)

•	urban and rural infrastructures for the delivery of services to residential and business customers

•	national wireless providing voice and data

•	satellite delivery for video services to the residential market.

     Consisting of over 10,000 route miles of optical fibre, the national voice and data infrastructure, configured as multiple rings for redundancy and fault protection, reaches all major metropolitan centres and many smaller metropolitan centres in Canada as well as New York, Chicago, and Seattle at speeds of 10 Gigabits per second.

     In addition, our metropolitan networks in major Canadian cities provide state of the art high-speed access at Gigabit speeds based on IP technology while continuing to be the premier provider for traditional voice and data services. The national data network has over 750 Gigabits per second of capacity and transports over 150 Gigabits per second of Internet traffic to Canadian customers daily.

     In total, our wireless infrastructure provided coverage to 73% of the Canadian population as at December 31, 2002. We recently deployed state of the art 1xRTT technology through our wireless network to deliver among the fastest wireless data speeds on the market and enabling leading edge wireless data applications.

TABLE 3.2.6   OTHER PRODUCTS AND SERVICES

For the year ended December 31	2002		2001	2000

Other revenues (in $ millions)	1,231	(1)	1,435	1,505

(1)	Includes the revenues generated by our directories business prior to its sale on November 29, 2002.

Bell Canada   10   2002 Annual Information Form

     To reach our high value business customers, we have placed over 200,000 fiber strand miles in most cities in Ontario Québec and the Atlantic Provinces, as well as in Vancouver, Edmonton, and Calgary. These infrastructures also provide for the transport of Internet traffic to and from high-speed customers.

     We have an extensive copper infrastructure, and a voice switching infrastructure to provide local and inter-exchange voice services to all business and residential customers in Ontario and Québec.

3.5	CAPITAL EXPENDITURES

We have made significant capital investments over the past few years, including:

•	acquiring and completing a national broadband IP network

•	building a next-generation wireless network and expanding PCS coverage

•	acquiring regional spectrum licenses

•	expanding high-speed Internet coverage in our service territories

•	expanding into Western Canada

•	enhancing our billing system capabilities.

     These investments have allowed us to build a set of platforms that position us for future growth, reduced capital intensity and improved free cash flow.

     We continue to make investments to expand our networks to meet customer demand and for replacement purposes.

     Having much of the significant capital expenditures relating to the build-out of our growth infrastructures behind us, we were able to reduce our capital expenditures by 29% in 2002 compared to 2001. This reduction in capital spending lowered our capital intensity ratio to 20.3% in 2002 from 28.7% in 2001.

     Our consolidated capital expenditures and as a percentage of revenues for the past three years are shown in Table 3.5.

3.6	COMPETITION

With the advent of competition in the local service market in 1998, virtually all markets in which we carry on business are competitive. For more information on our market shares in our respective markets, see item 3.2 – Products and Services.

3.6.1	LOCAL AND ACCESS

Our main competitors in local and access services include:

•	Call-Net Enterprises Inc. (“Sprint Canada”)

•	Telus

•	AT&T Canada

•	LondonConnect Inc.

•	Futureway Communications Inc.

     Our prices for basic access services are subject to price cap regulation. See item 3.7 – Regulation.

3.6.2	LONG DISTANCE

Our major long distance competitors include:

•	Sprint Canada

•	Primus Telecommunications Canada Inc. (“Primus”)

•	AT&T Canada

•	Telus.

     Competition in the long distance market has been largely based on price leading to discount structures in the large business markets as well as from flat rate pricing in the residential and small business markets. The rate of decreases in prices over the past several years has lessened.

3.6.3	WIRELESS

The Canadian wireless telecommunications industry is highly competitive. Bell Mobility competes for cellular and PCS customers, dealers and retail distribution outlets directly with:

•	Rogers Wireless Communications Inc.

•	Telus Mobility (a business unit of Telus)

•	Microcell Telecommunications Inc.

     Competition for subscribers is primarily based on the price, services and enhancements offered, the technical quality of the cellular and PCS system, customer service, distribution, coverage and capacity. Competition from the development of new products and services has heightened market awareness for wireless telecommunications services.

3.6.4	DATA

In the very competitive high-speed Internet access services market, we compete with large cable television companies such as:

•	Le Groupe Vidéotron Ltée

•	Rogers Cable Inc.

•	Cogeco Cable Inc.

     On the dial-up side, we compete with America Online, Inc., Primus and over 800 independent Internet service providers.

     Nationally, our most significant competitors in the business data services market are:

•	AT&T Canada

•	Telus

•	Sprint Canada

•	LondonConnect Inc.

•	IBM

•	Electronic Data Systems.

     The data market has been open to competition the longest and Bell Canada is under extreme competitive pressures.

3.7	REGULATION

Bell Canada is, as well as Aliant Telecom and several Bell Canada direct and indirect subsidiaries and associated companies, including Bell Mobility and Bell ExpressVu, subject to the jurisdiction of the CRTC, an agency of the Government of Canada responsible for regulating Canada’s broadcasting and telecommunications systems. Several laws of specific application also govern the business of Bell Canada, Bell Mobility and MT&T Mobility Inc. (“MTT Mobility”), a subsidiary of Aliant Telecom.

TABLE 3.5      CAPITAL EXPENDITURES

For the year ended December 31	2002	2001	2000

Capital expenditures (in $ millions)	2,927	4,099	2,852
Capital intensity (% of revenues)	20.3%	28.7%	21.6%

Bell Canada   11   2002 Annual Information Form

     Bell ExpressVu’s DTH Distribution Undertaking license will be expiring on August 31, 2003. Bell ExpressVu has provided the CRTC with certain preliminary information to assist the CRTC in its preparation of the public phase of the renewal process. At this time, we know of no reason why this license would not be renewed.

     The CRTC does not regulate the rates charged for wireless services and Bell ExpressVu’s DTH satellite television services.

3.7.1	BELL CANADA ACT

In addition to the Canada Business Corporations Act, Bell Canada is also subject to the provisions of the Bell Canada Act which imposes an obligation to provide service which is limited by the Bell Canada Act to those territories within which a general telephone service is provided. This legal obligation is further limited to premises which are located within a prescribed distance from Bell Canada’s existing network facilities. Bell Canada provides a general telephone service to specific areas or regions within Ontario and Québec which encompasses the vast majority of telephone customers in the two provinces.

     The Bell Canada Act also provides for prior approval by the CRTC of any sale or other disposal of Bell Canada voting shares held by BCE Inc., except if such sale or disposal would result in BCE Inc. retaining not less than 80% of our issued and outstanding shares.

3.7.2	TELECOMMUNICATIONS ACT

The Telecommunications Act, governing telecommunications in Canada, applies to several of the Bell Canada segment’s companies and partnerships, including Bell Canada, Bell Mobility, Bell Nexxia, Northern Telephone LP, Northwestel Inc., Télébec LP and Aliant Telecom and its affiliates. The Telecommunications Act defines the broad objectives of the Canadian telecommunications policy and empowers the government to issue to the CRTC directions of general application with respect to any of these objectives. Under the Telecommunications Act, unless subject to an order of exemption or forbearance, all telecommunications common carriers, including the companies referred to above, are required to seek regulatory approval for all proposed tariffs for telecommunications services. However, under the Telecommunications Act, the CRTC has the power to forbear from regulating, in whole or in part, particular services or classes of service where the CRTC finds as a question of fact that competition is sufficient to protect the interests of users. The CRTC may also exempt an entire class of carriers from regulation under the Telecommunications Act, where the CRTC finds that exemption of the class of carriers is consistent with the objectives of the Canadian telecommunications policy.

     The Telecommunications Act also stipulates that for a company such as Bell Canada, Aliant Telecom or Bell Mobility to operate as a telecommunications common carrier, it must be eligible to operate as a Canadian carrier and must be a Canadian owned and controlled corporation, and must not otherwise be controlled by non-Canadians. Specifically, a Canadian carrier, such as Bell Canada, is required to meet a minimum level of direct Canadian ownership of 80% and a minimum level of indirect Canadian ownership, such as at the BCE Inc. level, of 66 2/3%. In addition, the Telecommunications Act provides that not less than 80% of the members of the board of directors of a Canadian carrier must be Canadian.

     In November 2002, Industry Canada issued a discussion paper designed to seek views as to whether the current foreign investment restrictions included in the Telecommunications Act should be modified. See item 2.2.1 – Recent Developments – Significant Regulatory Developments – Review of Foreign Ownership Rules.

3.7.3	BROADCASTING ACT

In 1991, the Government of Canada amended the Broadcasting Act in recognition of the need to modernize and consolidate existing legislation. Key policy objectives of the Broadcasting Act include the safeguarding and strengthening of the cultural, political, social and economic fabric of Canada as well as encouraging the development of Canadian expression. The Broadcasting Act assigns the regulation and supervision of the broadcasting system to the CRTC. Most broadcasting activities require a broadcasting license from the CRTC. For a corporation to obtain a broadcasting or broadcasting distribution license, it must also be a Canadian owned and controlled corporation. Four of Bell Canada’s partnerships, subsidiaries or associated companies — Bell ExpressVu, Aliant Telecom, Northwestel Inc. and Télébec LP — have broadcasting distribution licenses that permit them to offer broadcast distribution services in defined areas within Nova Scotia, New Brunswick, Québec, Ontario, the Northwest Territories and Nunavut and nationally in the case of Bell ExpressVu.

     In November 2002, the House of Commons Standing Committee on Canadian Heritage began public hearings to consider the state of the Canadian broadcasting system. The scope of the review includes the Broadcasting Act and the role of the CRTC as well as issues such as media ownership, Canadian content and broadcasting policy. The study is expected to be completed in the Spring of 2003. See item 2.2.1 Recent Developments – Significant Regulatory Developments – Review of Foreign Ownership Rules.

3.7.4	RADIOCOMMUNICATION ACT

The use of radio spectrum by Bell Canada, Bell Mobility, Aliant Telecom, MTT Mobility and other wireless service providers is subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act. The Minister of Industry has the discretion to issue radio licenses, establish technical standards in relation to radio equipment and plan the allocation and use of the radio spectrum. The Radiocommunication Act provides the legislative authority to perform a number of functions with a view to ensuring the orderly development and efficient operation of radiocommunication in Canada and the orderly establishment and modification of radio stations.

     Pursuant to the Radiocommunication Regulations, persons who are eligible to be issued radio licenses, such as Bell Canada, Bell Mobility and Aliant Telecom, must comply with the same foreign ownership restrictions as are applicable to Canadian carriers under the Telecommunications Act.

     Bell Mobility’s cellular license and initial 1.9 GHz band PCS license (“1995 PCS License”) to provide service in Ontario and Québec expire on March 31, 2006 and Aliant Telecom’s/MTT Mobility’s cellular license and 1995 PCS License to provide service in the Atlantic Provinces expire on March 31, 2006. The 20 additional PCS licenses (“2001 PCS Licenses”)

Bell Canada   12   2002 Annual Information Form

acquired for $720 million by Bell Mobility (including 20 MHz in Southern Ontario), Aliant, MTS and SaskTel in February 2001 expire on November 29, 2011. At this time, we know of no reason why these licenses would not be renewed as they expire.

     The primary terms and conditions attaching to the 2001 PCS Licenses include:

•	divisibility and transferability rights enabling wireless carriers to dispose of or acquire additional (auctioned) spectrum in the secondary market subject to spectrum cap limits and ownership compliance

•	a requirement to invest an amount equivalent to 2% of adjusted gross revenues in telecommunications-related research and development

•	a requirement to notify the Minister of Industry prior to any material change in ownership or control in fact.

     The terms and conditions attaching to the cellular licenses and 1995 PCS Licenses include:

•	a requirement to notify the Minister of Industry prior to any material change in ownership or control in fact (cellular licenses)

•	an obligation to invest a defined percentage of revenues in research and development

•	requirements relating to the resale of PCS and cellular services and facilities to other 1995 PCS Licensees.

INDUSTRY CANADA LICENSING AND FEES CONSULTATION

In December 2002, Industry Canada initiated a public consultation to harmonize the licensing and fee regime of the cellular licenses and 1995 PCS Licenses with those of the 2001 PCS Licenses commencing in April 2004.

     The consultation proposes moving to 10-year license terms with divisibility and transferability rights applied to the cellular licenses and 1995 PCS Licenses.

     The consultation also proposes to change the fee regime from radio or apparatus based to one of spectrum licenses calculated on rate per MHz of spectrum in a given geographic area.

INDUSTRY CANADA NATIONAL TOWERS CONSULTATION

In October 2001, the Minister of Industry announced his intention to initiate a national review of Industry Canada’s procedures surrounding the approval and placement of wireless and radio towers throughout Canada. Coincident with the announcement, Industry Canada issued a closed request for proposals to select a qualified candidate to act as an independent chairperson of the national review.

     A chairperson to lead the review has been appointed. The BWA, chaired by Bell Mobility will be managing the consultation process and will coordinate a BWA response. It is expected that the consultation process will be fast tracked.

     Increased involvement of municipalities in the site approval process could affect the deployment of cellular and PCS towers throughout Canada.

3.7.5	LAWFUL ACCESS CONSULTATION

In August 2002, the Federal Government launched a consultation to consider the access by law enforcement agencies to information and communications, including wireless communications. The Government’s proposals, which are not precisely defined within the consultation, could require telecommunications service providers, including wireline and wireless carriers and Internet service providers, to invest significant capital and incur significant ongoing expenses to comply with the proposed requirements. It is expected that legislation will be introduced in 2003.

3.7.6	SIGNIFICANT REGUL ATORY DECISIONS

2002

CRTC DECISION ON INCUMBENT AFFILIATES

On December 12, 2002, the CRTC issued Telecom Decision 2002-76 “Regulatory safeguards with respect to incumbent affiliates, bundling by Bell Canada and related matters”. This decision makes several important changes to the regulatory regime which affects us. See item 2.2.1 –Recent Developments – Significant Regulatory Developments – CRTC Decision on Incumbent Affiliates.

LOCAL CALLING AREA RULES

On September 12, 2002, the CRTC issued Decision 2002-56 regarding the framework to be used for the expansion of Local Calling Areas (“LCAs”). In this decision, the CRTC noted that subscribers who benefit from expanded LCAs should bear the cost to recover foregone toll revenues of the ILECs and CLECs through a temporary surcharge on their local rates. Incremental costs, if significant, would be recovered from the deferral account. In addition, a plebiscite has to be held, at the expense of the municipality, to determine public support for expanded LCAs, where residential subscriber individual line rate, including the temporary surcharge exceeds $1 per month.

SECOND PRICE CAP REGIME

On May 30, 2002, the CRTC issued Telecom Decision 2002-34, making a number of changes to the price cap regime. The new rules, which are applicable for a four-year period beginning June 1, 2002, govern the rates for regulated services charged to residential and business customers, as well as to competitors, by the major ILECs such as Bell Canada, Aliant Telecom, MTS, Telus and SaskTel. See item 2.2.1 – Recent Developments – Significant Regulatory Developments – Second Price Cap Decision.

Other

CONTRIBUTION REGIME

On November 30, 2000, the CRTC issued Telecom Decision 2000-745, changing the contribution regime for local service subsidies from a company specific long-distance per minute charge to a nationally averaged surcharge of 4.5% on Canadian telecommunications revenues. This change became effective on January 1, 2001. On December 14, 2001, the CRTC issued Order 2001-876, which established the charge for the national subsidy program, on an interim basis, at 1.4% of eligible telecommunications revenues for 2002. The rate for 2003 is 1.3%.

     In September 2001, Telus filed an application asking the CRTC to revisit several of the assumptions underlying the calculations of the subsidy payment and to adjust the payments for 2002 to take the changes into account. On October 25, 2002, the CRTC denied Telus’ application in Decision 2002-67. On January 22, 2003, Telus petitioned the Governor in Council to overturn certain findings in Decision 2002-67. Specifically, Telus requested that the CRTC be directed to recognize service costs which are higher than those currently used to determine subsidies

Bell Canada   13   2002 Annual Information Form

and rates for lines provided to competitors. Telus also asked that the CRTC be directed to undertake a proceeding to determine how the telephone companies should be compensated for the difference between the costs Telus wishes to be recognized and the costs currently used by the CRTC. If Telus is successful, the impact on us will depend on the outcome of the follow-up proceeding requested by Telus. Any follow-up proceeding would not conclude until some time in 2004. The Governor in Council has until the end of October 2003 to decide whether or not to act on the Telus petition.

ACCESS TO MUNICIPAL PROPERTY

On January 25, 2001, the CRTC issued Telecom Decision 2001-23 regarding the terms and conditions of access by a Canadian carrier to municipal property in the City of Vancouver, as well as the entitlement of the municipality to compensation for allowing the carrier to occupy municipal rights-of-way. In that decision, the CRTC, among other things, limited the fees that the municipality might otherwise charge to a recovery of incremental costs. The Federation of Canadian Municipalities (“FCM”) and other municipalities appealed to the Federal Court of Appeal contending that the CRTC had overstepped its authority. On December 17, 2002, the Federal Court dismissed the appeal and confirmed that the Telecommunications Act provides Canadian carriers with a qualified right to access municipal property for the purpose of installing transmission lines. The FCM has since indicated its intention to appeal the decision to the Supreme Court of Canada.

FORBEARANCE

On May 17, 1999, the CRTC announced that it would not regulate new media services on the Internet and more particularly that new media services within the purview of the Broadcasting Act would not require a broadcasting license. The CRTC concluded that new media on the Internet are achieving the goals of the Broadcasting Act and that any attempt to regulate new media might put the Canadian industry at a competitive disadvantage in the global market place.

     In Telecom Order 2000-553, issued June 16, 2000, the CRTC forbore from regulation wide area network (“WAN”) services, on the basis that competitors can obtain, at non-discriminatory rates, terms and conditions, access and transport facilities they require to compete in the provision of WAN services.

     In Telecom Decision 2001-534, issued August 31, 2001, the CRTC refrained from regulating certain services provided by the ILECs outside of their traditional operating territory. The CRTC concluded that the provision of such services should be subject to the same degree of forbearance as set out in Decision 95-19 for non-dominant carriers.

     In Telecom Decision 2002-4, issued January 24, 2002, the CRTC granted forbearance for the provisioning of international private line services, while retaining the international licensing conditions established by Telecom Decision CRTC 98-17.

     In addition, the CRTC decided to forbear from regulating rates charged for wireless and DTH satellite television services on the grounds that there was sufficient competition to protect the interest of users.

3.8	ENVIRONMENT

We monitor our operations to ensure our compliance with applicable environmental requirements and standards and implement preventative and remedial action as required. We have put in place an environmental management and review system which identifies potential environmental problems or opportunities, establishes a course of action and ensures ongoing improvement through a feedback process.

     One of the key management and review system tools is the Corporate Environmental Plan which essentially details the environmental activities undertaken by our various business units. The plan identifies funding requirements, accountabilities and deliverables, and allows for the follow-up of our progress in meeting our objectives supporting our policy.

     For the year ended December 31, 2002, a total amount of $13 million (79% which were expenses and 21% which were capital expenditures) has been spent on environmental activities. For 2003, we have budgeted a total amount of $14.3 million (79 % which are expenses and 21% which are capital expenditures) to ensure the proper application of our environmental policy and the minimization of our various environmental risks.

     We are one of the founding members of the North American Communications Environmental Excellence Initiative which led, in 1999, to the finalization and signing of a charter aimed at guiding the telecommunications industry in the management of its environmental issues. A second important milestone of this initiative was reached in 2001, when ten leading North American telecommunications companies, including Bell Canada, jointly produced an industry report which provided objective guidelines for measuring the industry’s effect on the environment. This is a significant step forward in determining how telecommunications technologies can help contribute to the development of meaningful solutions to the many global challenges.

3.9	EMPLOYEES

The number of employees in our group is shown in Table 3.9.

     A significant portion of our employees are unionized and covered by a collective agreement. Among the various collective agreements that are governing our employment relationships with our employees, the following will expire in 2003 (or have already expired):

•	the collective agreements between Bell Canada and the CEP representing approximately 400 operator services employees and approximately 7,000 craft and services employees expire at the end of November 2003

TABLE 3.9 EMPLOYEES

As of December 31	2002	2001	2000

Bell Canada	30,156	30,523	31,842
Bell Mobility	3,317	2,798	2,394
Bell Nexxia	1,297	1,526	1,748
Other	7,959	8,877	9,089

	42,729	43,724	45,073
Aliant	10,089	n/a	n/a
Bell ExpressVu	1,440	n/a	n/a

Total	54,258	43,724	45,073

n/a: Not applicable.

Bell Canada   14   2002 Annual Information Form

•	the collective agreement between Bell Canada and the CTEA representing approximately 1,100 communications sales employees expires on December 31, 2003

•	several collective agreements between certain of our other companies (including Aliant, Expertech Network Installation Inc. and Connexim) and their respective employees, representing approximately 6,400 employees.

Also noteworthy is:

•	the collective agreement between Bell Canada and approximately 12,500 clerical and associated employees represented by the CTEA that expired on May 31, 2002 was renewed on June 17, 2002 until May 31, 2005.

3.10	LEGAL PROCEEDINGS

3.10.1	IRIDIUM LAWSUIT

Iridium LLC (“Iridium”) developed a global wireless system designed to enable customers to send and receive telephone calls virtually anywhere in the world. Iridium has initiated proceedings under Chapter 11 of the United States Bankruptcy Code which are ongoing. Iridium Canada Inc. (“Iridium Canada”), a wholly-owned subsidiary of Bell Mobility, is a shareholder of Iridium. A group of banks and financial institutions led by the Chase Manhattan Bank are creditors in the bankruptcy proceedings and have asserted claims in connection with a US$800 million syndicated loan to an Iridium subsidiary. In June 2000, the Chase Manhattan Bank on behalf of itself and this group (the “Plaintiffs”), instituted an action in the United States District Court, District of Delaware, against 16 shareholders of Iridium, including Iridium Canada, alleging failure to make capital contributions. The amount of the claim against Iridium Canada was US$10 million and Iridium Canada has filed an answer to the claim. The Plaintiffs have amended their action against a number of shareholders of Iridium, including Iridium Canada, alleging fraudulent and negligent misrepresentation and claiming that each are jointly and severally liable for US$800 million.

     In January 2002, the Plaintiffs moved for summary judgment of liability against all defendants on their claim relating to failure to make capital contributions which includes the US$10 million claim against Iridium Canada. On the same day, all defendants cross-moved for summary judgment against the Plaintiffs to have dismissed all of their claims.

     A trial date has not yet been scheduled. On April 23, 2002 the magistrate judge granted the defendants’ motion for summary judgment to dismiss the US$800 million fraud and negligent misrepresentation claims. The Plaintiffs have filed an appeal of this decision. Also on April 23, 2002, the magistrate judge denied the defendants’ motion for summary judgment to dismiss the US$10 million capital call claim. The defendants have filed an appeal of this decision. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, Iridium Canada is of the view that it has strong defences in respect of the foregoing lawsuit and it intends to vigorously defend its position.

3.10.2	BELL DISTRIBUTION INC. LAWSUITS

Bell Distribution Inc. (“Bell Distribution”) is involved in the distribution and sale of Bell Canada, as well as Bell Mobility, Bell ExpressVu and Sympatico wireless and wireline communications products and services through our Bell World/Espace Bell/Bell Mobility outlets owned by franchisees, independent dealers or Bell Distribution itself. On October 16, 2001, 15 of Bell Distribution’s Québec franchisees filed a court proceeding against Bell Distribution before the Québec Superior Court claiming damages of $25,135,000, the nullity of specific clauses of their franchise agreement as well as injunctive relief. On December 19, 2001, 44 of Bell Distribution’s Québec independent dealers filed a court proceeding against Bell Distribution before the Québec Superior Court claiming damages of $55 million, the nullity of specific clauses of their independent dealer agreement as well as injunctive relief. Bell Distribution’s Québec franchisees and independent dealers allege that Bell Distribution is in breach of the franchise agreement and independent dealer agreement, respectively, in a number of respects including with respect to the direct and indirect competition created or allowed by Bell Distribution, which they allege is unfair, the products supplying structure and the compensation structure. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, Bell Distribution is of the view that it has strong defences in respect of the foregoing lawsuit and it intends to vigorously defend its position.

3.10.3	WAGE PRACTICES INVESTIGATION

After the Canadian Human Rights Tribunal allowed the withdrawal, in October 2002, of the complaints filed by the CTEA on behalf of its members, further to the settlement reached between Bell Canada and the CTEA, hearings into the complaints filed by the CEP on behalf of its members in 1994 continued. On November 2, 2000, the Federal Court of Canada had allowed Bell Canada’s application for judicial review of the Canadian Human Rights Tribunal’s determination that it could proceed with an inquiry into the complaints filed by the CEP. The Court had found that the Tribunal lacked institutional independence and prohibited further proceedings in the matter. Hearings before the Tribunal into the merits of the case were suspended. The Canadian Human Rights Commission appealed this decision, which was overturned by the Federal Court of Appeal. On May 24, 2001, Bell Canada filed for leave to appeal the Federal Court of Appeal decision to the Supreme Court of Canada. Hearings before the Tribunal resumed in September 2001. The Supreme Court heard Bell Canada’s appeal in January 2003 and a decision is expected before the end of the year.

3.10.4	GENERAL

In addition to the legal proceedings disclosed herein, we become involved in various other claims and litigation as a regular part of our business. While no one can predict the final outcome of the claims and litigation disclosed herein and of any other pending claims or litigation management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

Bell Canada   15   2002 Annual Information Form

3.11	RISK FACTORS

The following section describes general risks that could affect us. Because no one can predict whether any risk will happen or its consequences, the actual effect of any risk on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks and there may be other risks that we are currently unaware of.

ECONOMIC AND MARKET CONDITIONS

Our business is affected by general economic conditions, consumer confidence and spending and the demand for, and the prices of, our products and services. When there is a decline in economic growth and retail and commercial activity, there tends to be a lower demand for our products and services.

     The slowdown and uncertainty in the global economy have reduced demand for our products and services, which negatively affected our financial performance in 2002 and may also negatively affect it in 2003. In particular, weak economic conditions have led to:

•	lower than expected growth in data revenue, because of softer demand from enterprises and wholesale customers

•	some reductions in the number of network access lines due to business failures or contractions.

     Weak economic conditions may also negatively affect the financial condition and credit risk of our subscribers. This could increase uncertainty about our ability to collect receivables.

IMPROVING PRODUCTIVITY AND REDUCING CAPITAL INTENSITY

In 2002, we have implemented several cost reduction initiatives.

     In 2003, we intend to continue implementing more productivity initiatives, including the streamlining of approximately 1,700 positions in our workforce and the continuation of the reduction of our capital intensity.

     There could be a material and negative effect on our profitability if we do not continue to successfully implement productivity improvements and reduce capital intensity, while maintaining the quality of our services.

INCREASING COMPETITION

With the advent of competition in the local service market in 1998, virtually all the businesses conducted by us face ongoing competition. In addition, long distance rates continue to be under pressure. We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications companies, but also with other businesses and industries, such as cable, Internet companies, wireless service providers, competitive local exchange carriers and a variety of companies that offer network services, such as providers of business information systems and system integrators, as well as other companies that deal with, or have access to, customers through various communications networks.

     Cable companies and independent Internet service providers have increased competition in the Internet access services business. Competition has led to Internet access pricing in Canada that is amongst the lowest in the world and largely independent of usage patterns. Costs, however, are driven by the amount of network traffic a user generates, and the location of the server that stores the website the user visits. Such costs are largely beyond our control and cannot be accurately predicted.

     The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers with aggressive product and service introductions, pricing and marketing. We expect competition to intensify through the development of new technologies, products and services and through consolidations in the industry.

     Many of our competitors have substantial financial, marketing, personnel and technological resources. We already have several domestic and foreign competitors, but the number of foreign competitors having a presence in Canada and large resources could increase in the future. New competitors may also appear as new technologies, products and services are developed, and for other reasons.

     Competition could affect our pricing strategies and lower our revenues and net income. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to improve customer service and be price-competitive. It forces us to keep reducing costs, managing expenses and increasing productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.

ANTICIPATING TECHNOLOGICAL CHANGE

We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.

     Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and introduce new and upgrade existing technologies, products and services.

     We may face additional financial risks as we develop new products, services and technologies and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable.

     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements within a reasonable time, or that they will have a market. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

STRATEGIES AND PLANS FOR REVENUE GROWTH

We plan to increase our revenues through different strategies, including:

•	cross-selling additional services to our existing customers

•	adding enhanced features and applications that make our services more attractive

•	expanding our geographical base in Western Canada.

     If our plans are unsuccessful, our growth prospects would be hurt. This could have a material and negative effect on our results of operations.

FINANCING OUR OPERATIONS

We require substantial amounts of capital to finance capital expenditures to provide our services and to refinance our outstanding debts.

We finance our capital needs in three ways:

•	from cash generated by our operations

•	by borrowing from commercial banks

•	through debt and equity offerings in the capital markets.

Bell Canada   16   2002 Annual Information Form

     Increased debt financings could increase our borrowing costs, lower our credit ratings and give us less flexibility to take advantage of business opportunities.

     Our ability to finance operations and the cost of funding depends on our ability to access the capital markets and syndicated commercial loan market and on market conditions. In addition, participants in the syndicated commercial loan market have internal policies limiting their ability to extend credit to any single borrower or group of borrowers or to a particular industry. Less capital has been available in the capital markets in general and to the telecommunications industry in particular, for several reasons:

•	the September 11, 2001 terrorist attacks on the United States

•	accounting scandals relating to major North American companies

•	bandwidth overcapacity

•	a loss of investor confidence in the capital markets in general and in the telecommunications industry in particular.

If we cannot raise the capital we need, we may have to:

•	limit our ongoing capital expenditures

•	limit our investment in new businesses

•	try to raise additional capital by selling assets or through monetizing transactions.

     Any of these possibilities could have a material and negative effect on our growth prospects for the long term.

LITIGATION, REGULATORY PROCEEDINGS AND CHANGES IN LAWS

Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our business. Changes in laws or regulations or in their interpretation, or the adoption of new laws or regulations could also have a material and negative effect on our businesses, operating results and financial condition.

     In November 2002, Industry Canada initiated a review of the current foreign investment restrictions included in the Telecommunications Act. A similar process has been initiated by Canadian Heritage as it relates to the Broadcasting Act. Since the reviews by Industry Canada and Canadian Heritage have not yet been completed and as it is impossible to predict their outcome, we are not currently in a position to assess the impact, if any, these reviews may have on us.

     See item 3.10 – Legal Proceedings for a detailed description of the principal legal proceedings against us.

     See item 3.7 – Regulation for a description of certain regulatory initiatives and proceedings affecting us.

CHANGING WIRELINE REGULATIONS

Our business is affected by changes in policies resulting from decisions made by various regulatory agencies, including the CRTC. Many of these decisions balance requests from competitors for access to essential facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies with the rights of the incumbent telephone companies to compete reasonably freely.

CRTC PRICE CAP DECISION

The CRTC recently introduced new price cap rules that reduce some rates that incumbent telephone companies charge competitors for services provided to them.

     The new rules create certain risks for us. For example, the CRTC has established a deferral account but has not yet determined how the account will be used. There is a risk that the account could be used in a way that could have a negative financial effect on us.

CRTC DECISION ON INCUMBENT AFFILIATES

On December 12, 2002, the CRTC released its decision on incumbent affiliates, which makes several important changes to the regulatory regime for us.

     The decision ruled that contracts offered by Bell Canada or its carrier affiliates that bundle tariffed and non-tariffed products and services must receive CRTC approval. This means that:

•	all contracts that currently bundle products and services must be filed with the CRTC for regulatory approval

•	all new contracts must receive CRTC approval before implementation

•	carrier affiliates must meet the same requirements as Bell Canada for tariff approval on products and services they offer in our operating territory.

     While the decision increases the regulatory burden for us at both the wholesale and retail levels in highly competitive markets, it is not currently possible to determine the financial effect of the decision or to separate it from the normal risk of loss of revenues resulting from competition.

LICENSES AND CHANGING WIRELESS REGULATIONS

Companies must have a spectrum license to operate cellular, PCS and other radio-telecommunications systems in Canada. Bell Mobility’s cellular and PCS licenses will expire on March 31, 2006. The PCS licenses that were awarded in an auction in 2001 will expire on November 29, 2011. Although we expect that licenses will be renewed when they expire, there is no assurance that this will happen. In addition, Industry Canada can revoke a company’s license at any time if the company does not comply with its terms.

     In December 2002, Industry Canada initiated a cellular and PCS licensing and fees consultation. Industry Canada has proposed a new cellular and PCS fee structure that, while implemented over several years, could significantly increase our license fees if it is implemented as proposed.

     In October 2001, the Minister of Industry announced his intention to initiate a national review of Industry Canada’s procedures surrounding the approval and placement of wireless and radio towers throughout Canada. The review will include the role of municipal authorities in the approval process. There is a risk that if municipal involvement increases in the process for approval of new towers, it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of all of Canada’s wireless carriers, including us.

BANKRUPTCY PROCEEDINGS AT TELEGLOBE

On September 19, 2002, Teleglobe, which had previously started bankruptcy proceedings to get protection from its creditors in Canada and in other jurisdictions, announced an agreement to sell its core telecommunications business.

     Under court orders, contracts between Teleglobe and Bell Canada and some of its subsidiaries will be assigned on substantially the same terms to the buyers on the day the sale closes. If the sale is not completed, Teleglobe’s business could be shut down and its remaining assets

Bell Canada   17   2002 Annual Information Form

     liquidated. If this happens, we will have to transfer our traffic to other carriers. While we will do our best to protect our customers, they could experience temporary service disruptions or a lower quality of service if there are delays in completing the transfer.

ATTRACTING AND RETAINING SKILLED PEOPLE

Our success depends in large part on our ability to attract and retain highly skilled people. The loss of key people could materially hurt our businesses and operating results.

PROTECTING OUR NETWORKS

Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events. Any of these events could cause our operations to be shut down indefinitely.

RENEGOTIATING LABOUR AGREEMENTS

Many of our employees are represented by unions and covered by collective bargaining agreements.

     Several of our collective bargaining agreements described in item 3.9 – Employees expire in 2003 or have already expired. These agreements cover approximately 14,900 employees.

     Renegotiating collective agreements could result in higher labour costs or work disruptions. Difficulties in renegotiations or other labour unrest could hurt our businesses, operating results and financial condition.

INCREASED ACCIDENTS FROM USING CELL PHONES

Media reports have suggested that using handheld cell phones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cell phones while driving, as it has in Newfoundland and Labrador and several U.S. states. If this happens, cell phone use in vehicles would likely decline, which would negatively affect us and other wireless service providers.

HEALTH CONCERNS ABOUT RADIO FREQUENCY EMISSIONS

Media reports have suggested that some radio frequency emissions from cell phones may be linked to medical conditions such as cancer. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices.

     The findings of these kinds of studies could lead to government regulation, which could have a material and negative effect on our business. Actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing available to the wireless communications industry, all of which would have a negative effect on us and other wireless service providers.

PENSION FUND CONTRIBUTIONS

Most of our pension plans currently have pension fund surpluses. As a result, we have not had to make regular contributions to the pension funds in the past years. It also means that we have qualified for pension credits, which have had a positive effect on our net earnings.

     The recent decline in the capital markets, combined with historically low interest rates, has significantly reduced the pension fund surpluses and the pension credits. This has negatively affected our net earnings.

     If these conditions continue, the surpluses could continue to decline and could eventually be eliminated. If this happens, we might have to recognize increased pension expenses and also start contributing or increase our contributions to the pension funds. This would have a material and negative effect on our net earnings.

BELL EXPRESSVU

Bell ExpressVu continues to face competition from unregulated U.S. DTH services that are illegally sold in Canada. In response, it has initiated or is participating in several legal actions that are challenging the sale of U.S. DTH equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.

     Bell ExpressVu currently uses two satellites for its DTH services, Nimiq 1 and Nimiq 2, which are operated by Telesat. On February 20, 2003, Telesat’s Nimiq 2 satellite experienced a malfunction affecting the available power on the satellite. Telesat is working with the Nimiq 2 satellite manufacturer, Lockheed Martin, to understand the cause of the anomaly and determine the next steps to be taken.

     Satellites are subject to significant risks. Any loss, manufacturing defects, damage or destruction of the satellites used by Bell ExpressVu could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.

     Bell ExpressVu is subject to programming and carriage requirements under its CRTC license. Changes to the regulations that govern broadcasting or to its license could negatively affect Bell ExpressVu’s competitive position or its costs of providing services. Bell ExpressVu’s existing DTH Distribution Undertaking license is scheduled for renewal in August 2003. Although we expect that this license will be renewed when it expires, there is no assurance that this will happen.

     Finally, Bell ExpressVu faces a loss of revenue resulting from the theft of its services. Bell ExpressVu may reduce these losses by taking numerous actions including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Implementing these measures, however, could increase its capital and operating expenses.

Bell Canada   18   2002 Annual Information Form

ITEM 4 • SELECTED FINANCIAL INFORMATION

4.1	THREE-YEAR DATA

See Table 4.1.

4.2	DIVIDEND POLICY

Bell Canada’s current common share dividend policy is to allow for a sustained growth in dividends to Bell Canada’s common shareholder based on the expected sustained growth in net earnings applicable to common shareholder and free cash flow while maintaining an appropriate capital structure. We currently have no intention of modifying our dividend policy.

ITEM 5 • MANAGEMENT’S DISCUSSION AND ANALYSIS

The information which appears under the heading “Management’s Discussion and Analysis” on pages 2 to 23 of the 2002 Bell Canada Financial Information is incorporated herein by reference.

ITEM 6 • STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We seek to attain high standards of corporate governance as our Board and our management believe that good corporate governance practices tend to contribute to the creation and maintenance of shareholder value while poor ones may undermine it. The Board has carefully considered the corporate governance guidelines adopted by The Toronto Stock Exchange (“TSX”) and believes that we are well aligned with such guidelines. The TSX has published proposed amendments to its current corporate governance guidelines in the Spring of 2002 which have not yet been formally implemented by the TSX as of March 26, 2003. In November 2002, the TSX circulated a further set of proposed amended corporate governance guidelines. Once they are adopted, the Board will re-assess our corporate governance practices and make any necessary changes.

     The Board has been reviewing its corporate governance practices in light of the recently enacted United States Sarbanes-Oxley Act of 2002 (“Sarbanes”). The SEC has issued rules and regulations (“SEC Rules”) to give effect to certain provisions of Sarbanes. As those provisions come into effect, the Board will re-assess its corporate governance practices. Our corporate governance practices, which are in effect as of the date of this Annual Information Form, are compared below to the TSX Corporate Governance Guidelines and, where indicated, are also compared to certain Sarbanes and SEC Rules which may differ from the TSX Corporate Governance Guidelines.

TABLE 4.1 THREE-YEAR DATA

For the year ended December 31 (in $ millions)	2002	2001	2000

Selected consolidated financial data
Total operating revenues	14,403	14,265	13,230
Earnings from continuing operations	1,504	1,590	1,544
Net earnings applicable to common shares (1)	1,388	1,385	1,306
Total assets	29,527	24,529	22,728
Long-term debt (including current portion)	12,184	10,237	8,955
Equity settled notes interest	53	80	99
Dividends on preferred shares	63	55	40
Dividends on common shares (1)	1,769	1,157	1,085

(1)	Net earnings and common dividends are not provided on a per share basis.

Bell Canada   19   2002 Annual Information Form

TSX Corporate Governance Guidelines		Do we align?	Our corporate governance practices

1.	The Board should explicitly assume responsibility for our stewardship. And, as part of its overall stewardship responsibility, the Board should assume responsibility for:	Yes	The Board has overall responsibility for the management and supervision of our affairs. The Board has established an administrative procedure which prescribes the rules governing the approval of transactions carried out in the course of our operations, the delegation of authority and the execution of documents on our behalf. For instance, the appointment of officers as well as the authorization of investments and expenditures above a certain dollar threshold are subject to review and approval by the Board.

(a)	the adoption of a strategic planning process	Yes	The Board approves our overall strategic direction and objectives during a substantial strategic planning session held once a year, usually in November, at the same time as the business plan and budget are approved for the following year. In addition, the key objectives of our strategy as well as quantifiable financial and business targets related to the business plan objectives are incorporated in an annual management mandate (the “Corporate Mandate”), which is approved early in the following year.

(b)	the identification of the principal risks of the business and ensuring implementation of appropriate systems to manage these risks	Yes	The Audit Committee reviews, reports and provides recommendations to the Board on the adequacy of our processes for identifying and managing our principal risks, including risk policies, internal control procedures and standards relating to risk management. The Audit Committee ensures that these policies are implemented and regularly reviewed.

In 2003, the Board will be presented by the Audit Committee with a new plan to further enhance the integration of our strategic planning and risk management.

(c)	succession planning, including appointing, training and monitoring senior management	Yes	As part of its mandate, the Board focuses on the integrity, quality, and continuity of management required to attain our corporate goals. The Management Resources and Compensation Committee (“MRCC”) reviews and reports to the Board on succession planning, on senior management appointments and development and on the performance of management in relation to the Corporate Mandate at six-month intervals. Annually, the MRCC measures management’s performance and compensation against the combined set of objectives comprised in the Corporate Mandate.

(d)	our communications policy	Yes	At the BCE Inc. level, the BCE Inc. Board approves periodically a communications plan to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities. For instance, in addition to BCE Inc. annual meetings, lines of communication (meetings, conferences, press releases and quarterly conference calls) have been established with the investment community and the media to explain BCE Inc.’s and our results and corporate strategy as well as to answer questions. Bell Canada has a toll free number for shareholder enquiries (1-800-561-0934) and for investor relations and general enquiries (1-800-339-6353). In addition, detailed information on our business is presented on the BCE Inc. website (www.bce.ca).

The Board approved at its November 2002 meeting a revised Disclosure Policy applicable to ourselves, BCE Inc. and its non-public subsidiaries. Our Disclosure Policy ensures that our communications to the investment community, the media and the general public are timely, factual and accurate, and broadly disseminated, in accordance with applicable legal requirements.

Bell Canada   20   2002 Annual Information Form

TSX Corporate Governance Guidelines	Do we align?	Our corporate governance practices

(e) the integrity of our internal control and management information systems	Yes	The Audit Committee assesses the adequacy and effectiveness of our internal control environment by:
• reviewing the policies in place
• monitoring compliance
• approving recommendations for changes.

The Audit Committee also ensures that we maintain adequate processes for identifying and mitigating risks including overall compliance with our Conflict of Interest Policy.

The recent enactments of Sarbanes and of the SEC Rules have also expanded the Audit Committee’s responsibilities. These new regulations require annual certifications by our Chief Executive Officer and our Chief Financial Officer stating that they have disclosed to our external auditors and to the Audit Committee any significant deficiencies in the design or operation of our internal controls which could adversely affect our ability to record, process, summarize and report financial data and have identified to the external auditors and to the Audit Committee any material weakness in our internal controls. We have reviewed our existing internal controls and made necessary adjustments in order to comply with these rules.

2. A majority of directors should be “unrelated” (independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to our best interests).	Yes	Currently, only one of the 15 Board members is a “related” director as determined pursuant to the TSX Corporate Governance Guidelines:

• as our Chief Executive Officer, Mr. M.J. Sabia is considered to be a “related” director under the TSX Corporate Governance Guidelines.

The application of the definition of “unrelated” director is the responsibility of the Board which will be required to disclose on an annual basis whether it has a majority of “unrelated” directors and the analysis of the application of the principles supporting this conclusion.		Bell Canada common shares are not listed on any stock exchange or similar market for securities. Bell Canada has three series of preferred shares listed on the TSX (Series 15, 17 and 19). Such preferred shares are non-voting and there are no other shareholders holding voting securities of Bell Canada besides BCE Inc. (which indirectly owns all of the Bell Canada common shares).

If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.	Our directors represent a wide variety of business sectors. Certain directors may be partners in or officers of entities that provide legal, financial or other services to us or to our subsidiaries. These directors are considered unrelated given that:

• such services are provided on customary commercial terms by such entities

• are received by us or our subsidiaries in the ordinary course of our respective businesses

• our ability or our subsidiaries’ ability to obtain such services from any one of such entities in particular is not considered material to us and our subsidiaries on a consolidated basis

• we are at liberty to choose amongst other service providers of similar quality standards

• the amount of fees received by such entities for services rendered to us or our subsidiaries are not material to such entities.

Bell Canada   21   2002 Annual Information Form

TSX Corporate Governance Guidelines	Do we align?	Our corporate governance practices

3. The Board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.	Yes	Our Corporate Governance Committee (“CGC”) is composed exclusively of outside and unrelated directors. The CGC receives suggestions for candidates from individual Board members, the President, the Chief Executive Officer, as well as professional search organizations. A guideline for the selection of directors provides that directors elected for the first time after 1996 will commit to being available for a minimum period of five years, and will not normally be eligible to stand for re-election if they have served on the Board for a period of 10 successive one-year terms. The CGC also undertakes periodic surveys of all directors to allow each director to assess the effectiveness of the Board as well as to appraise his or her own participation on the Board.

4. The Board should implement a process, to be carried out by an appropriate Committee, for assessing the effectiveness of the Board, its Committees and the contribution of individual directors.	Yes	The CGC is charged with the administration of our directors’ attendance policy, pursuant to which our Corporate Secretary must report to the CGC the name of any director who held his or her position during the entire previous year and who did not attend 75% of Board and Committee meetings. The CGC must assess whether the director’s attendance record is due to health or other exceptional non-recurring reasons and must take into account its assessment of the director’s attendance record in recommending to the Board the list of nominees for election.

In addition, the CGC canvasses, as required, all directors on the effectiveness of the Board (including through the conduct of individual director interviews with the CGC Chairman) and assesses the performance of the Chairman of the Board and of individual directors and reviews the results of such survey with the Board.

5. We should provide, as an integral element of the process for appointing new directors, an orientation and education program for new directors.	Yes	Upon joining the Board, directors are given the opportunity to meet with members of senior management to familiarize themselves with our business and are provided with a “Reference Book for Directors” which is periodically updated and contains information about our history and current status, the special legislation affecting us and our investments. It also contains our Code of Business Conduct, as well as the governance and mandate of the Board and of its Committees and a description of the directors’ duties and liabilities.

6. The Board should examine its size and, with a view to determining the impact of number upon effectiveness, undertake where appropriate, a program to establish a board size which facilitates more effective decision-making.	Yes	The Board’s objective, with respect to its composition, is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its functions effectively. Directors are selected for their ability to contribute on the broad range of issues with which the Board must deal. The Board reviews, through the CGC, the contributions of the directors and determines whether its size promotes effectiveness and efficiency. Our Board believes that it has the proper size and range of skills to function effectively.

7. The Board should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	Yes	The CGC is charged with conducting an annual review of the directors’ remuneration for Board and Committee service in relation to current norms and to recommend any change for Board approval.

8. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated.	Yes	Each Committee of our Board is composed solely of outside directors, all of whom are “unrelated”. The TSX Corporate Governance Guidelines consider that the interests and relationships arising from shareholdings do not interfere with the unrelated qualification of a director.

Bell Canada   22   2002 Annual Information Form

TSX Corporate Governance Guidelines	Do we align?	Our corporate governance practices

9. The Board should assume responsibility for, or assign to a Committee of directors responsibility for, developing the approach to corporate governance issues.

This Committee would, among other things, be responsible for the response to the TSX Corporate Governance Guidelines.	Yes	The CGC, as part of its overall mandate, is responsible for recommending to the Board appropriate responses to the TSX Corporate Governance Guidelines, those of other securities regulatory authorities as well as developing our approach to corporate governance issues.

10. The Board, together with the President and Chief Executive Officer, should develop position descriptions for the Board and for the Chief Executive Officer, including the definition of the limits to management’s responsibilities.	Yes	The respective roles of the Board, the President and the Chief Executive Officer are set out in our Policy on Authorizations which lists all transactions that management is authorized to carry out without necessitating specific Board approval. All corporate action that is not specifically authorized under the Policy on Authorizations requires approval by the Board.

The Board should approve or develop the corporate objectives which the President and Chief Executive Officer is responsible for meeting.		The corporate objectives for which the Chief Executive Officer has responsibility are set forth annually in the Corporate Mandate which is approved by the Board early in the first quarter of each year. The achievement of the objectives is assessed semi-annually by the MRCC and the Board on the basis of strategic business objectives and quantifiable financial targets incorporated in the Corporate Mandate.

The SEC Rules require disclosure as to whether or not and, if not, the reasons why a company has adopted a code of ethics for the principal executive officer and senior financial officers, applicable to the Chief Executive Officer, Chief Financial Officer and Controller.		This disclosure requirement will only be applicable to us for the year ending December 31, 2003. All of our employees are subject to a Code of Business Conduct governing ethical behaviour which must be reviewed and signed by each employee on an annual basis. We are currently in the process of reviewing our Code of Business Conduct to incorporate the recommended ethics guidelines for our Chief Executive Officer, Chief Financial Officer, Controller and other financial officers. Once completed and approved by the CGC, the Code will be posted on BCE Inc.’s website (www.bce.ca).

11. The Board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to ensure that the Board discharges its responsibilities or (ii) assign this responsibility to an outside director, sometimes referred to as the “lead director”.	Yes	Our By-Laws provide that the directors may determine from time to time whether the Chairman (i) shall not be an officer and shall act solely in a non-executive capacity or (ii) shall be an officer acting in an executive capacity. Should the Board decide that the Chairman shall be one of our officers acting in an executive capacity, the Board would then designate one of its members as “lead director” with the responsibility of ensuring that the Board can function independently of management. We currently have a non-executive Chairman.

Appropriate procedures may involve the Board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the Board’s relationship to management to a Committee of the Board.		It is our Board’s practice to reserve time for meeting without management at regularly scheduled Board meetings. In addition, directors can add items to Board agendas which are distributed in advance of meetings and agendas for Committee meetings are under the responsibility of the Chairman of each Committee. Furthermore, the Board meets without the Chief Executive Officer when his performance and compensation are discussed and, finally, there is a process (which includes a questionnaire distributed to directors by the Chairman of the CGC) by which feedback is periodically solicited from directors on how the Board can operate more effectively.

Bell Canada   23   2002 Annual Information Form

TSX Corporate Governance Guidelines	Do we align?	Our corporate governance practices

12. The Audit Committee should be composed only of outside directors. The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal controls, it is the Audit Committee’s responsibility to ensure that management has done so.	Yes	Our Audit Committee is composed solely of outside and unrelated directors. The roles and responsibilities of the Audit Committee are specifically set forth in our Administrative Resolution. Such roles and responsibilities include reviewing, reporting and, where appropriate, approving or recommending to the Board on the adequacy of our internal control systems, the appointment, terms of engagement, independence and proposed fees of the auditors, the appointment and mandate of our internal auditors, the relationship between related entities’ audit committees and our own Audit Committee and the relationship between the Audit Committee, other standing committees of the Board and management. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.

Sarbanes and the SEC Rules provide a new environment for the engagement of auditors, including the scope of services that can be provided and a pre-approval process for all audit		At its February 2003 meeting, the Audit Committee approved a revised Auditor Independence Policy which governs the employment of auditors for audit and non-audit services and provides for:
and non-audit services.		• a process that must be followed to properly assess the impact on auditor independence of various audit and non-audit services provided by the external auditors
• clear guidance on permitted and prohibited services
• approval processes to be followed by us and our subsidiaries prior to the engagement of auditors.

The SEC Rules require disclosure as to whether or not, and if not the reasons why, the Audit Committee is comprised of at least one member who is a financial “expert” as defined in such SEC Rules.	Our Audit Committee appointed the Chairman of the Audit Committee as the designated member to authorize all audit and non-audit services provided by the external auditors not already pre-approved by the Audit Committee.

The Audit Committee is responsible for the establishment of the Auditor Independence Policy, approving recommendations for changes and monitoring management’s compliance with such policy, including the pre-approval process.

This disclosure requirement will only be applicable to us for the year ending December 31, 2003, at which time we will comply therewith.

13. The Board should implement a system to enable an individual director to engage an outside advisor, at our expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate Committee of the Board.	Yes	In performing its responsibilities, the Board, a Committee of the Board or an individual director may, as required, and subject to the approval of the Chairman of the CGC, engage an outside advisor at our expense.

Bell Canada  24  2002 Annual Information Form

ITEM 7 • MARKET FOR SECURITIES

The common shares and several series of debentures of Bell Canada are not listed on any stock exchange or similar market for securities.

     Table 7 contains information on markets for Bell Canada listed securities.

TABLE 7 MARKET FOR OUR SECURITIES

Series 15, 17 and 19 preferred shares	The Toronto Stock Exchange
Series EB and ER debentures	Luxembourg Stock Exchange

ITEM 8 • DIRECTORS AND OFFICERS

As of March 26, 2003, the Bell Canada directors and officers as a group did not beneficially own, directly or indirectly, or exercise control or direction over, any class of voting securities of Bell Canada or its subsidiaries with the exception of 1,200 common shares of Aliant (or 0.00086% of Aliant’s common shares outstanding), and 15,021 units of the Bell Nordiq Income Fund (or 0.046% of the units).

8.1 DIRECTORS

On March 26, 2003, the directors of Bell Canada were as shown in Table 8.1.

     The by-laws of Bell Canada provide that all of Bell Canada’s directors hold office until the next annual meeting of the shareholders or until their respective successors are elected. All of Bell Canada’s directors have held the positions disclosed in Table 8.1 or other executive positions with the same or associated firms or organizations during the past five years or more with the following exceptions:

•	Mr. Currie was, from July 1976 to January 2001, President of Loblaw Companies Limited (grocery chain) and, from September 1973 to May 2001, a Director thereof, from July 1996 to May 2002, President of George Weston Limited (food distribution, retail and production) and, from May 1975 until May 2002, a Director thereof, and from October 1987 until April 2002, a Director of Imperial Oil Limited (petroleum company)

•	Mr. Kierans was, from 1989 to 1999, President and Chief Executive Officer of the C.D. Howe Institute (independent, non profit, economic and social policy research institution), from October 1997 to March 2001, Chairman of Moore Corporation Limited (management and distribution of print and digital information), from April 1996 to January 2000, Chairman of Petro-Canada (petroleum company) and from September 1997 to January 1999, Chairman of First Marathon Securities Limited (investment bank)

•	Mr. Levitt was, from 1995 to 2000, President and Chief Executive Officer of Imasco Limited (consumer products and services company)

TABLE 8.1 DIRECTORS

Date of election or
Name and municipality of residence	appointment	Principal occupation

André Bérard, Montréal, Québec	January 2003	Chairman of the Board, National Bank of Canada (6)
Richard J. Currie, (1) Toronto, Ontario	May 2002	Chairman of the Board, BCE Inc. and Bell Canada
Anthony S. Fell, (1) (2) Toronto, Ontario	January 2003	Chairman of the Board, RBC Dominion Securities Limited (7)
Donna Soble Kaufman, (3) Toronto, Ontario	January 2003	Lawyer and Corporate Director
Thomas E. Kierans, (2) Toronto, Ontario	January 2003	Chairman of the Board, Canadian Institute for Advanced Research (CIAR)(8)
Brian M. Levitt, (3) (4) Montréal, Québec	January 2003	Co-Chair, Osler, Hoskin & Harcourt LLP (9)
The Honourable Edward C. Lumley,
South Lancaster, Ontario	January 2003	Vice-Chairman of the Board, BMO Nesbitt Burns Inc. (7)
Judith Maxwell, (1) (3) Ottawa, Ontario	December 2000	President, Canadian Policy Research Networks Inc. (CPRN) (10)
John H. McArthur, (4) Wayland, Massachusetts	January 2003	Dean Emeritus, Harvard University Graduate School of Business Administration
J. Edward Newall, (2) (3) (5) Calgary, Alberta	May 1998	Chairman of the Board, Newall and Associates (11)
Thomas C. O’Neill, Don Mills, Ontario	January 2003	Corporate Director and Chartered Accountant
Michael J. Sabia, Montréal, Québec	July 2000	President and Chief Executive Officer, BCE Inc. and Chief Executive Officer, Bell Canada
Guy Saint-Pierre, (3) (5) Montréal, Québec	April 1999	Chairman of the Board, Royal Bank of Canada (6)
Paul M. Tellier, (4) Montréal, Québec	March 1996	President and Chief Executive Officer, Bombardier Inc. (12)
Victor L. Young, (2) (4) St. John’s, Newfoundland and Labrador	January 2003	Corporate Director

(1)	Indicates membership on our Pension Fund Committee of which Mr. Currie is Chairman.

(2)	Indicates membership on our Audit Committee of which Mr. Newall is Chairman.

(3)	Indicates membership on our Corporate Governance Committee of which Mr. Saint-Pierre is Chairman.

(4)	Indicates membership on our Management Resources and Compensation Committee of which Mr. Tellier is Chairman.

(5)	Not standing for re-election at the BCE Inc. 2003 Annual Meeting of the shareholders.

(6)	Schedule I bank.

(7)	Investment bank.

(8)	Conducts basic research programs in the social and natural sciences.

(9)	Law firm.

(10)	Non profit organization conducting research on work, family, health, social policy and public involvement.

(11)	Consulting company.

(12)	Manufacturer of business jets, regional aircrafts, rail transportation equipment and motorized recreational products.

Bell Canada    25    2002 Annual Information Form

•	Mr. O’Neill was, from 1998 to 2001, Chief Executive Officer of PricewaterhouseCoopers LLP (accounting firm) in Canada, from 2000 to January 2002, Chief Operating Officer of PricewaterhouseCoopers LLP global Organization, from January 2002 to May 2002, Chief Executive Officer of PricewaterhouseCoopers Consulting and from May 2002 to October 2002, Chairman of the Board thereof

•	Mr. Sabia was, prior to October 1999, Executive Vice-President and Chief Financial Officer of Canadian National Railway Company (transportation company)

•	Mr. Saint-Pierre was, from April 1996 to May 2002, Chairman of SNC-Lavalin Group Inc. (engineering firm)

•	Mr. Tellier was, from October 1992 to December 2002, President and Chief Executive Officer and a Director of Canadian National Railway Company (transportation company)

•	Mr. Young was, from November 1984 to May 2001, Chairman and Chief Executive Officer of Fishery Products International Limited (frozen seafood products company).

8.2 OFFICERS

On March 26, 2003, the officers of Bell Canada were as shown in Table 8.2.

     All officers have held the positions disclosed in Table 8.2 or other senior positions with us, BCE Inc. or one or more of BCE Inc.’s subsidiaries or associated companies during the past five years or more, with the following exceptions:

•	Ms. Caty was, prior to February 2003, Vice-President and Corporate Secretary of National Bank of Canada (schedule I bank)

•	Mr. Discenza was, prior to August 2000, Senior Vice-President –National Operations and, prior to 2000, Vice-President Network Services of AT&T Canada (communications company)

•	Mr. Gaffney was, prior to April 2002, Vice-President, General Manager-Customer Interaction Solutions at WorldCom (communications company)

TABLE 8.2 OFFICERS

Name	Municipality of residence	Office of Bell Canada presently held

J. Trevor Anderson	Gloucester, Ontario	Senior Vice-President – Network Operations
Michael T. Boychuk	Montréal, Québec	Senior Vice-President and Treasurer
Charlotte Burke	Etobicoke, Ontario	Senior Vice-President – Next Generation Services
Linda Caty	Montréal, Québec	Corporate Secretary(1)
Bernard A. Courtois	Ottawa, Ontario	Executive Counsel
Isabelle Courville	Montréal, Québec	President – Bell Nordiq Group
Renato J. Discenza	Mississauga, Ontario	Senior Vice-President – Enterprise Services and Supply Chain
Roch Dubé	Longueuil, Québec	Senior Vice-President – Bell Québec
T. Anthony Gaffney	Toronto, Ontario	President – Bell Nexxia
Josée Goulet	Montréal, Québec	Special Assignment
Leo W. Houle	Montréal, Québec	Chief Talent Officer
Salvatore Iacono	Ottawa, Ontario	Senior Vice-President
Richard J. Mannion	Montréal, Québec	Chief Legal Officer
Guy Marier	Lakefield, Québec	President – Bell Québec
Kelly L. McDougald	Toronto, Ontario	Senior Vice-President – Business Sales
Timothy E. McGee	Toronto, Ontario	President – Bell ExpressVu
Robert T. Mosey	Oakville, Ontario	President – Bell Ontario
Michael A. Neuman	North York, Ontario	President – Bell Mobility
Patrick Pichette	Montréal, Québec	Chief Financial Officer
Barry W. Pickford	Toronto, Ontario	Senior Vice-President – Taxation
Randall J. Reynolds	Calgary, Alberta	President – Bell West
Eugene Roman	Mississauga, Ontario	Chief Information and Technology Officer
Michael J. Sabia	Montréal, Québec	Chief Executive Officer
Sheridan E. Scott	Ottawa, Ontario	Chief Regulatory Officer
Pierre Shedleur	Cap-Rouge, Québec	Senior Vice-President – Business Market, Québec
John W. Sheridan	Toronto, Ontario	President and Chief Operating Officer
Karen H. Sheriff	Toronto, Ontario	Chief Marketing Officer
David A. Southwell	Oakville, Ontario	President – Network Operations
Jean Taillon	Carlisle, Ontario	Senior Vice-President – Operations
Ida Teoli	Montréal, Québec	Chief Communications Officer
Pamela A. Went	Toronto, Ontario	Senior Vice-President – Operations – Bell Nexxia
Stephen G. Wetmore	Toronto, Ontario	Vice-Chairman – Corporate
Garry M. Wood	North York, Ontario	President – Bell Distribution

(1)	Effective March 31, 2003.

Bell Canada    26    2002 Annual Information Form

•	Mr. Houle was, prior to June 2001, Senior Vice-President, Corporate Human Resources of Alcan Inc (packaging and aluminum company)

•	Mr. Pichette was, prior to January 2001, principal partner at McKinsey & Company (management consulting firm)

•	Mr. Sabia was, prior to October 1999, Executive Vice-President and Chief Financial Officer of Canadian National Railway Company (transportation company)

•	Ms. Sheriff, prior to June 1999, held various positions with Ameritech Corporation (communications company) including Director – Corporate Marketing and Branding

•	Mr. Taillon was, prior to September 2001, Senior Vice-President –Customer Service of AT&T Canada (communications company)

•	Mr. Wetmore was, prior to April 1999, President and Chief Executive Officer of NewTel Enterprises Limited (telecommunications and holding company)

•	Mr. Wood was, prior to May 2000, Group Vice-President and General Manager of Budget Car Rentals Toronto Limited (car rental company).

ITEM 9 • ADDITIONAL INFORMATION

Bell Canada shall provide to any person or company, upon request to the Corporate Secretary, at 1000, rue de La Gauchetière Ouest, bureau 4100, Montréal, Québec H3B 5H8:

(a)	when the securities of Bell Canada are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

•	one copy of this Annual Information Form together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

•	one copy of the comparative financial statements of Bell Canada for its most recently completed financial year together with the accompanying report of the auditors thereon and one copy of any of the interim financial statements of Bell Canada that have been filed subsequent to the financial statements for Bell Canada’s most recently completed financial year; and

•	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided above; or

(b)	at any other time, one copy of any documents referred to in (a) above, provided that Bell Canada may require the payment of a reasonable charge if the request is made by a person or company who is not one of Bell Canada’s security holders.

Bell Canada does not prepare an information circular. Additional information including Bell Canada directors’ and senior officers’ remuneration and indebtedness, Bell Canada principal holders of securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Schedule hereto and elsewhere in this document. Additional financial information, including comparative consolidated financial statements, is provided in the 2002 Bell Canada Financial Information.

     Information concerning Bell Canada, in addition to the documents referred to in (a) above, is available upon request from the Vice-President, Investor Relations, at the address indicated above or by e-mail at investor.relations@bell.ca. This additional information includes Management’s Discussion and Analysis of Bell Canada’s First, Second and Third Quarter Results. These documents, as well as Bell Canada annual and quarterly reports and news releases, are also available on BCE Inc.’s website (www.bce.ca).

     Bell Canada also has toll free numbers for registered shareholders enquiries (1-800-561-0934) and for investor relations (1-800-339-6353).

9.1 FINANCIAL YEAR-END

Bell Canada’s financial year ends on December 31.

9.2 VOTING SECURITIES

As of the date of this document, 355,346,988 of Bell Canada’s common shares were issued and outstanding, all of which are held by BCH, which is 100 % owned by BCE Inc. Only holders of Bell Canada’s common shares are entitled to receive notice of, attend, and vote at, any meeting of shareholders. Each common share is entitled to one vote on each ballot taken at any meeting of shareholders.

9.3 AUDITORS

Bell Canada’s auditors are Deloitte & Touche LLP. Deloitte & Touche LLP and its predecessors have been acting as auditors since the creation of Bell Canada in 1880.

Bell Canada    27    2002 Annual Information Form

SCHEDULE 1 — DIRECTORS’ AND OFFICERS’ REMUNERATION

REPORT OF THE MANAGEMENT AND COMPENSATION COMMITTEE

In 2002, the Management Resources and Nominating Committee (“MRNC”) was responsible for the administration of the executive and directors compensation policies at Bell Canada. The MRNC reported and made recommendations on these compensation matters to the Board of Directors.

Composition of the Committee

As at December 31, 2002, the members of the MRNC were Messrs. Paul M. Tellier (Chairman), Michael J. Sabia and Guy Saint-Pierre. As discussed in more detail below under “Total Compensation”, Mr. Sabia is an officer of BCE Inc. and Bell Canada and a director of BCE Inc., however, all elements of his compensation as an executive officer of BCE Inc. and Bell Canada were established by the Management Resources and Compensation Committee (“BCE MRCC”) of BCE Inc. on which he does not sit. Messrs. Tellier and Saint-Pierre are also directors of BCE Inc. The MRNC met five times during 2002. In the ordinary course of our business, we do enter into transactions with BCE Inc. and other companies in the BCE Inc. group. However, we had no significant business transactions during 2002, other than those in the ordinary course of business, with corporations in respect of which the members of the MRNC, in 2002, served as directors, officers or employees.

     In January 2003, the newly created Bell Canada Management Resources and Compensation Committee (“MRCC”) took over the MRNC’s responsibility for oversight of Bell Canada’s executive compensation policy. The MRCC is composed of four outside and unrelated directors, namely Mr. P.M. Tellier (Chairman) and Messrs. B.M. Levitt, J. H. McArthur and V.L. Young. As well in January 2003, the newly created Corporate Governance Committee (“CGC”) assumed the responsibility for making recommendations to our board on the compensation for our directors.

Report on Directors’ Compensation

     2002 COMPENSATION OF OUTSIDE DIRECTORS

In 2002, the compensation of our outside directors consisted of:

Annual Board Retainer	$23,000
Annual Committee Retainer	$4,000
Annual Committee Chairperson Retainer	$4,000
Board Attendance Fees	$1,000

     Directors who are also employees of Bell Canada, BCE Inc., affiliated or associated companies received no compensation as directors of Bell Canada.

Directors’ Share Unit Plan

In 2002, outside directors may have elected to have the annual retainer portion of their remuneration paid in the form of share units under the BCE Inc. Share Unit Plan for Non-Employee Directors (1997) (the “BCE Directors’ Share Unit Plan”). The BCE Directors’ Share Unit Plan allows outside directors of eligible subsidiaries within the BCE Inc. group of companies to participate by recognizing service on other boards of directors in the BCE Inc. group.

     In 2002, the annual retainer of $23,000 was payable quarterly. Accordingly, each quarter, a number of share units equal to the number of BCE Inc. common shares that could be purchased on the open market for a dollar amount equal to the quarterly retainer fee was credited to the account maintained by BCE Inc. for each eligible BCE group non-employee director who elected to participate. Subject to the consent of the BCE Inc. CGC, our non-employee directors had, in addition, the option of having the other fees to which they become entitled to be paid in share units. On each BCE Inc. common share dividend payment date, dividend equivalents in the form of additional share units at the same rate as dividends on BCE Inc. common shares are credited to each outside director’s account.

     No shares are purchased on the open market under the BCE Directors’ Share Unit Plan until such time as a non-employee director ceases to be a member of our board and of the board of our subsidiaries, as the case may be. Following the cessation of a non-employee director’s board service, BCE Inc. arranges for the purchase on the open market of a number of BCE Inc. common shares equal to the non-employee director’s credit balance under the BCE Directors’ Share Unit Plan, less any applicable withholding taxes and other source deductions, and such shares are then delivered to the departing director.

Report on Officers’ Compensation

COMPENSATION POLICY

The objectives of our executive compensation policy are to assist in attracting and retaining executives, and to motivate them to achieve and surpass individual and group performance objectives consistent with creating shareholder value and advancing Bell Canada’s corporate success through providing state-of-the-art telecommunication services to its customers. Our compensation philosophy is to offer total compensation based on a comparator group of major Canadian and U.S. companies.

     Our compensation policy is similar to the policy of BCE Inc. except that our short-term incentive plans tie payouts to our specific corporate objectives set out at the beginning of each year. In addition, we have introduced special incentive awards towards the achievement of specific financial targets for 2002 and 2003 as mentioned on page 29.

     A substantial portion of the executive’s annual cash compensation is tied to the attainment of corporate performance objectives. In addition, we have in place long-term incentive programs consisting principally of stock option plans which align executive and shareholder interests and provide an incentive for executives to pursue growth opportunities for Bell Canada by enabling them to participate in the appreciation in share value. Long-term incentive programs serve both as a retention tool and as a compensation element.

     The MRNC in 2002 and the MRCC (since January 1, 2003) periodically reviews our executive compensation policy, generally to ensure that it continues to be effective in meeting the objectives set out above. In this document, the officers whose compensation is set forth under the Summary Compensation Table are referred to as the “Named Executive Officers” of Bell Canada.

TOTAL COMPENSATION

     Total compensation is comprised of four elements:

•	base salary

•	annual short-term incentive awards

•	long-term incentives

•	benefits and perquisites.

Bell Canada    28    2002 Annual Information Form

     Total compensation is compared to a group of widely-held Canadian and U.S. companies. For 2002, this comparator group consisted of twenty-two North-American publicly-traded companies including large capitalization Canadian companies and U.S. companies in the telecommunications industry. This comparator group of companies is reviewed periodically to ensure its continued relevance.

     Our total compensation levels reflect both the marketplace (to ensure competitiveness) and the responsibility of each position (to ensure internal equity). The total compensation policy is positioned at the middle value of what is offered in the market for similar positions. This means that 50% of the companies in the comparator group pay more and 50% pay less. Actual total compensation of our executives is positioned between the 50th and 75th percentile of what is offered for similar positions in the comparator group depending on the level of individual contribution and achievement of strategic business objectives and financial targets. The 75th percentile means that 25% of the companies pay more and 75% of the companies pay less. With this total compensation approach, each compensation element is targeted to be at the middle value of what is offered in the market and consequently, in 2002 the MRNC did not assign pre-determined weighting to any of the compensation elements.

     Mr. Sabia was appointed Chief Operating Officer of Bell Canada in March 2002. He became Chief Executive Officer of Bell Canada on May 2, 2002. In addition to performing these functions, Mr. Sabia is President and Chief Executive Officer of BCE Inc. since April 24, 2002. Prior to that, he was Executive Vice-President of BCE Inc. and became President and Chief Operating Officer of BCE Inc. in March 2002. His 2002 compensation was determined by BCE Inc.’s Board of Directors in accordance with BCE Inc.’s compensation policies and paid by BCE Inc.

     Mr. Monty resigned as Chairman and Chief Executive Officer of Bell Canada and Chairman and Chief Executive Officer of BCE Inc. on May 2, 2002 and April 24, 2002, respectively. Until his retirement on July 1, 2002, he remained on salary continuation with benefits. His 2002 compensation and the terms of his retirement were determined by BCE Inc.’s Board of Directors in accordance with BCE Inc.’s compensation policies and pre-existing contractual arrangements and paid to him by BCE Inc.

     Pursuant to a management services agreement entered into by BCE Inc. and Bell Canada, Bell Canada is required to reimburse BCE Inc. for 65% of Mr. Sabia’s total compensation and 50% of Mr. Monty’s total compensation.

     Mr. Sabia’s annual salary as President and Chief Executive Officer of BCE Inc. and Chief Executive Officer of Bell Canada was set for 2002 at $1,000,000 and Mr. Sabia received a short-term incentive award for 2002 of 23,222 share units based on $650,000. Mr. Monty’s 2002 salary as Chief Executive Officer was set at $1,385,000 per year. No short-term incentive award was paid to Mr. Monty in 2002.

     Information on Messrs. Sabia and Monty’s compensation can be found in BCE Inc.’s. 2003 Management Proxy Circular dated March 13, 2003 relating to BCE Inc.’s 2003 Annual Meeting (the “Management Proxy Circular”).

Base Salary

For 2002, the MRNC determined the base salary of each officer within a salary range. Such range is established by setting the minimum and maximum of the range at 20% below and 20% above the mid-point. The mid-point of a given salary range corresponds to the salary that reflects the middle value of the salaries paid by the comparator group for positions with similar responsibilities.

Annual Short-Term Incentive Awards

The MRNC had established for 2002 target amounts of 35 % of the base salary for the lowest eligible officer position to 60 % for the President. With respect to the Named Executive Officers, the minimum target award was 50%.

     The actual amount of an officer’s short-term incentive award is based upon two factors for 2002:

•	corporate performance – this is determined on the basis of financial targets, including Bell Canada’s EBITDA, revenues and quantifiable customer value indicators set by the Board; and

•	individual contribution – this is evaluated on the basis of criteria which affect the performance of the business unit of the officer.

     Actual awards may vary between zero and two times the target amounts depending on achievement of the above objectives. In most instances, awards for a given performance year are only paid at the beginning of the following year.

     Executive Officers who are eligible to participate in the BCE Inc. Share Unit Plan for Senior Executives and Other Key Employees (1997) (the “Executive Share Unit Plan”) can, prior to the end of the year preceding the year of payment, elect to receive up to 100% of their annual short-term incentive awards in the form of share units (see Share Units on page 31) or have up to 100% of their annual short-term incentive awards contributed to the Employees’ Profit Sharing Plan (the “Profit Sharing Plan”). Contributions to the Profit Sharing Plan permit tax on the incentive award to be paid by the time of filing an income tax return for the year of contribution. Election to receive the award in the form of share units can be used as a means to achieve mandatory minimum share ownership levels as described under Share Ownership Guidelines on page 31.

     In November 2001, the Board of Bell Canada introduced a special one-year incentive for all Bell Canada management employees, to recognize the degree of difficulty linked to 2002 Bell Canada EBITDA objectives in a period of economic uncertainty. The Named Executive Officers were eligible to receive up to an additional 33% of their 2002 annual short-term incentive award. However, as the Bell Canada EBITDA objectives were not met, no payments were made with respect to this special one-year incentive program.

Two-Year Bell Canada Capital Efficiency Incentive Plan

A two-year incentive plan designed to reward executives of Bell Canada for reducing capital intensity, expressed as capital expenditures over revenues, was introduced for 2002 and 2003. All Named Executive Officers are eligible for this incentive. The capital intensity targets were approved by the Board of Bell Canada in November 2001.

     Upon achievement of 2002 and/or 2003 targets, payments will be made in 2004 at the time short-term incentive awards are normally paid. The maximum payout for fully achieved 2002 and 2003 objectives are 50% and 65%, respectively, of the short-term incentive target. The total aggregate maximum potential payout is 115% of the short-term incentive target to be calculated using the base salary and short-term

Bell Canada    29    2002 Annual Information Form

incentive target in effect at the end of 2003, subject to the executive maintaining satisfactory individual performance until payment. Given the new emphasis in the BCE group and in the telecommunications industry from a focus on capital intensity to a focus on free cash flow, the plan was modified in early 2003 to change the capital intensity target for the year 2003 to a free cash flow target. For more information, see Capital Efficiency Incentive Plan on page 32.

Long-Term Incentives

STOCK OPTIONS

BCE Inc. maintains stock option programs for key employees of BCE Inc. and its subsidiaries (such stock option programs being herein collectively referred to as the “BCE Stock Option Program”). Bell Canada officers are eligible to participate in the BCE Stock Option Program. The following describes the BCE Stock Option Program as it applied to Bell Canada officers for 2002.

     Grant levels depend on the position of the incumbent and the appropriate level of total compensation relative to the market based on individual contribution. Grant levels are set to bring the total compensation between the 50th and 75th percentile, as previously discussed on page 28 under Total Compensation. The number of options granted is calculated by dividing the value of the grant by the market value of BCE Inc.’s common shares on the day prior to the effective date of the grant of the options (“Subscription Price”). In addition, special grants of stock options may be approved to recognize singular achievements or, exceptionally, to retain and motivate officers and key employees (“Special Grants”).

     The term of an option is normally ten years from the date of the grant except in the case of retirement, cessation of employment, death or an optionee’s employer ceasing to be BCE Inc. or a subsidiary of BCE Inc. In such instances, the term may be reduced in accordance with the provisions of the BCE Stock Option Program or in accordance with decisions made from time to time by the BCE MRCC following a recommendation made to that effect by the Bell Canada MRCC.

     Stock option awards are recommended by the BCE MRCC to the Board of Directors of BCE Inc., following a request to that effect from the Bell Canada MRCC, supported by the Bell Canada Board.

     Except as indicated below, the right to exercise an option accrues by 25% annual increments over a period of four years from the date of grant, unless otherwise determined by the BCE MRCC at the time of grant. For Special Grants, the right to exercise may accrue over a longer period of time.

     The BCE Stock Option Program was modified in 1999 to provide special vesting provisions in the event of a Change of Control (as defined below) of BCE Inc. If a Change of Control of BCE Inc. occurs and an optionee’s employment is terminated by BCE Inc. or Bell Canada other than for cause or by the optionee for good reason (“Unjustified Termination”) within 18 months following such Change of Control, the options then held by such optionee with respect to which the right to exercise has not yet accrued (unvested options) become exercisable in full for a period of 90 days as of the date of termination, or such longer period as the BCE MRCC may determine. “Change of Control” is defined, in essence, as:

•	an offeror acquiring 50% or more of the outstanding securities of a class of voting or equity securities of BCE Inc.

•	certain changes to the composition of the majority of the Board of BCE Inc. such as those which may result from a dissident proxy solicitation

•	the approval by the shareholders of BCE Inc. of plans or agreements providing for the disposition of all or substantially all the assets of BCE Inc., the liquidation or dissolution of BCE Inc. or, in certain cases, the merger, consolidation or amalgamation of BCE Inc., or

•	such other event as the BCE MRCC may determine to be a “Change of Control” in its sole discretion.

     Options held by an optionee principally employed by Bell Canada or such other BCE Inc. subsidiary identified by the BCE MRCC (a “Designated Business Unit”), with respect to which the right to exercise has not yet accrued will, in the event that BCE Inc. ceases to hold at least a 50% interest but continues to hold at least a 20% interest in such Designated Business Unit, become exercisable in the same manner as described above with respect to a Change of Control. The exercisability of such options is conditional upon the employment of the optionee being terminated in a manner which constitutes an Unjustified Termination within 18 months following the decrease in BCE Inc.’s interest in the Designated Business Unit. Options held by an optionee principally employed in a Designated Business Unit with respect to which the right to exercise has not yet accrued will, in the event that BCE Inc. ceases to hold at least a 20% interest in such Designated Business Unit, become exercisable in full, effective upon the earlier of (a) one year following the occurrence of such event or (b) the date of an Unjustified Termination of the optionee. Such options are exercisable for a period of 90 days or such longer period as the BCE MRCC may determine.

     Options granted since 2001 provide that, should the holder cease to be employed by BCE Inc. or its subsidiaries (including Bell Canada) and subsequently engage in Unfair Employment Practices (which includes using confidential information for the benefit of a subsequent employer), all then unexercised options forfeit, and, in addition, the holder must reimburse to BCE Inc. the after tax profit realized upon any option exercised in the preceding twelve months.

     The exercise price payable for each common share covered by an option is at least equal to the Subscription Price. The BCE MRCC, in certain circumstances, may set, at time of grant a higher exercise price. Subject to any required approval of the stock exchanges on which the common shares of BCE Inc. are listed and posted for trading, the BCE MRCC may also set an exercise price below the Subscription Price. This would occur where an option to acquire shares of a subsidiary of BCE Inc. or of a company which is proposed to become a subsidiary of BCE Inc. is converted into an option to acquire common shares of BCE Inc. with an exercise price set so as to preserve the economic position of the optionee.

     Prior to November 1999, simultaneously with the granting of an option, rights to a Special Compensation Payment (“SCP”) may have been granted by the optionee’s employer. A SCP is a cash payment representing the excess of the market value of the shares on the date of exercise over their Subscription Price. SCPs, if any, are attached to options and are triggered when the options are exercised.

Bell Canada    30    2002 Annual Information Form

     The stock option plan of Aliant, one of our subsidiaries, in which Mr. Wetmore participated as President and Chief Executive Officer until the end of February 2002 is substantially similar to the BCE Stock Option Program with the exception that the right to exercise options, rather than accruing by 25% annual increments over a period of four years from the date of grant, accrues by 331/3% annual increments over a period of three years from the date of grant. For additional information on the Aliant Stock Option Plan, refer to Aliant’s most recent management proxy circular filed with Canadian securities regulatory authorities.

     Effective January 1, 2003, Bell Canada adopted the fair value method of accounting for stock option compensation on a prospective basis.(1) The number of options granted to Bell Canada officers each year is linked to the degree of achievement of the prior year’s Economic Profit Target. If the Economic Profit Target is missed by more than 10%, the option grants are reduced by 50% from normal grant levels. If the Economic Profit Target is exceeded, this will result in an award of 110% of the normal grant. Based on the achievement of the 2001 Economic Profit Target, Bell Canada officers received 100% of the normal grant in February 2002. The number or value of outstanding options held by an officer are not taken into account when making option grants.

SHARE UNITS

To increase the alignment of executive and shareholder interests, BCE Inc. established the Executive Share Unit Plan pursuant to which share units (“Units”), each one being equivalent in value to one BCE Inc. common share, may be awarded to certain officers and other key employees of BCE Inc. and of certain BCE Inc. subsidiaries (the “Participants”). Bell Canada officers, including the Named Executive Officers, are eligible to participate in the BCE Inc. program. Unit awards may be annual awards or may be special awards to recognize singular achievements or to motivate officers or other key employees to achieve certain corporate objectives.

     On each BCE Inc. common share dividend payment date, additional Units are credited to the account of each Participant in an amount equivalent to dividends on outstanding BCE Inc. common shares. Following cessation of employment of a Participant, Units are paid, after remittance of applicable withholding taxes, in BCE Inc. common shares purchased on the open market.

     There are no vesting conditions under the terms of the Executive Share Unit Plan. Furthermore, the number and terms of outstanding Units are not taken into account when determining whether and how many new Units will be awarded.

     The Executive Share Unit Plan allows eligible officers to elect to be paid up to 100 % of their annual short-term incentive award in the form of Units in lieu of being paid in cash. Thus, once the Bell Canada MRCC approves the annual short-term incentive award based on the factors described under “Annual Short-Term Incentive Awards”, on the basis of the election of the eligible officer, the BCE MRCC establishes the number of Units to be granted and then makes its recommendations to the BCE Inc. Board of Directors. This election can be used as a means to achieve mandatory minimum share ownership levels as described below under Share Ownership Guidelines.

SHARE OWNERSHIP GUIDELINES

Our compensation programs emphasize share ownership. Officers of Bell Canada are required to attain specified share ownership levels (through common shares or Units) over a five-year period with the objective that 50% of those target levels will be reached within three years. Such levels are expressed as a percentage of annual base salary and range from 200% to 500% depending on the officer position:

•	Chief Executive Officer: 500%

•	Heads of Line of Business: 300%

•	Business Unit Presidents/Chief Officers/Senior Vice-Presidents: 200%

     Participation in the following BCE Inc. plans can contribute to the attainment of the minimum share ownership target levels:

•	Executive Share Unit Plan described above

•	Employees’ Savings Plan described on page 34 in footnote (7) of the Summary Compensation Table (Table S.1)

•	Shares acquired pursuant to the exercise of stock options granted under the BCE Stock Option Program described on page 30 under STOCK OPTIONS, for as long as they are held by the officer.

CONCLUSION

It is our view that the total compensation of the Named Executive Officers for 2002 was appropriate and well positioned compared to the total compensation of our comparator group. We believe that it was also consistent with our compensation policy of linking an important portion of our executives’ cash compensation to the attainment of corporate performance objectives and the creation of shareholder value. Given that the corporate objectives were not fully achieved in 2002, the annual short-term incentives paid to the Named Executive Officers were below target, except for Mr. Marier for whom the bonus was paid at target level as a special matter agreed by the Board in July 2002. Overall, we are confident that our compensation approach has allowed us to attract, motivate and retain officers while aligning the interests of shareholders and officers.

REPORT PRESENTED FEBRUARY 25, 2003
BY THE MEMBERS OF THE MRCC
P.M. TELLIER, CHAIRMAN
B.M. LEVITT
J.H. McARTHUR
V.L. YOUNG

(1)	In December 2002, Bell Canada announced that effective January 1, 2003, it will account for employee stock options by measuring the compensation cost for options granted on or after January 1, 2002 under the fair value-based method of accounting, using a Black-Scholes option pricing model. As a result of applying this new accounting policy, Bell Canada expects to record operating expenses of approximately $17 million to $21 million in 2003.

Bell Canada    31    2002 Annual Information Form

EXECUTIVE COMPENSATION TABLE

Table S.1 sets forth the compensation for the financial years ended December 31, 2002, 2001 and 2000, for the four most highly compensated executive officers of Bell Canada serving as such on December 31, 2002, other than Messrs. Sabia and Monty who occupied the position of Chief Executive Officer during 2002. Information on their compensation, stock options and pension arrangements can be found in BCE Inc.’s Management Proxy Circular.

CAPITAL EFFICIENCY INCENTIVE PLAN

Table S.2 illustrates potential future payouts to the participating Named Executive Officers under the Bell Canada Capital Efficiency Incentive Plan established in 2002 and as amended in the early part of 2003. For a description of the terms of the Plan, refer to Two-Year Bell Canada Capital Efficiency Incentive Plan on page 29.

STOCK OPTIONS

Table S.3 sets forth individual grants of stock options under the BCE Inc. Stock Option Program and the Aliant Stock Option Plan during the financial year ended December 31, 2002 to each of the Named Executive Officers.

     Table S.4 sets forth details of all exercises of stock options by each of the Named Executive Officers under the BCE Inc. Stock Option Program during the financial year ended December 31, 2002, and the financial year-end value of unexercised options of each issuer on an aggregate basis for each Named Executive Officer.

PENSION ARRANGEMENTS

Named Executive Officers participate in Bell Canada’s non-contributory defined benefit pension plan (the “Pension Plan”), other than Mr. Wetmore whose pension arrangements with BCE Inc. and Aliant are described below. In addition, Named Executive Officers enter into supplementary executive retirement plans (“SERPs”). Table S.5 shows estimated annual pension benefits payable, under the Pension Plan and SERPs, upon retirement on December 31, 2002, at age 65, to Named Executive Officers in specified average earnings and service classifications. In no case may an eligible officer receive under the basic Pension Plan and the SERP an annual aggregate pension benefit from Bell Canada and its affiliated companies in excess of 70% of average pensionable earnings.

     Benefits shown in Table S.5 are not subject to any deductions for government benefits or other offset amounts. The benefits are partially indexed annually to increases in the Consumer Price Index but in no case can indexation exceed 4%.

     The following describes the pensions payable to the eligible Named Executive Officers under the Pension Plan, as supplemented by the SERPs:

•	pensions are based on pensionable service and the one-year average of the best consecutive 36 months of pensionable earnings. Pensionable earnings include salary and short-term incentive awards, up to the target, whether paid in cash or in Units. The inclusion of such awards is subject to a maximum limit

•	eligible Named Executive Officers are credited with 1.5 year of pensionable service for each year of service as an officer of BCE Inc. or of a subsidiary or associated company of BCE Inc. Pensionable service may include additional years of service credit pursuant to any special arrangement extended by the Board

•	pensions are payable for life with a spousal survivor benefit entitlement of approximately 60% of the pension payable to the Executive

•	a retirement allowance equal to one year’s base salary is payable at time of retirement. This amount is not included in computing the officer’s pensionable earnings

•	eligible officers generally become eligible to SERP benefits upon reaching: (i) age 55 or more and the sum of age and service equals or exceeds 85; (ii) age 60 or more and the sum of age and service equals or exceeds 80; or (iii) age 65 and 15 years of service. For purposes of this paragraph, service excludes the additional 0.5 year of pensionable service credited for each year of service as an officer

•	for purposes of computing their total retirement benefits, as of December 31, 2002, Mr. Sheridan had 27.2 years of credited service, Mr. Marier 36.6 years and Mr. Southwell 35.7 years.

     Under his SERP with BCE Inc., Mr. Wetmore, age 50, will be eligible for retirement at age 55. His BCE Inc. pension inclusive of pension benefits earned with Aliant, will equal 25% of average pensionable earnings if he retires at age 55, 40% at age 60 and 55% at age 65, respectively.

TERMINATION AND OTHER EMPLOYMENT ARRANGEMENTS

For Mr. Wetmore, the terms of his employment with Bell Canada provide that the provisions dealing with termination other than for cause of his employment agreement with Aliant will be honoured until February 1, 2004. On that date, a similar agreement will then replace the current arrangement and will provide, in the event of a termination other than for cause, for a severance payment equal to two times (rather than the current three times) annual salary and bonus. For a description of such arrangements with Aliant, refer to Aliant’s 2003 management proxy circular filed with Canadian securities regulatory authorities. For Mr. Sabia, refer to BCE Inc.’s Management Proxy Circular.

OFFICERS’ AND DIRECTORS’ INDEBTEDNESS

Sarbanes provides that a company may not directly or indirectly, including through a subsidiary, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or officer of that company. We have not granted loans as understood under this broad definition to any current directors or officers or to persons who have held such positions during the last financial year or their associates.

Bell Canada    32    2002 Annual Information Form

TABLE S.1 SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation

					Awards

					Securities Under	Restricted
				Other Annual	Options/SARs	Shares or	All Other
Name and Principal		Salary	Bonus	Compensation	Granted	Restricted Share	Compensation
Position(1)	Year	$	$	$(2)	(#)(3)(4)	Units ($)(5)(6)	$(7)

J.W. Sheridan	2002	711,398	305,620	90,071	530,000	–	93,249
President and Chief Operating Officer,	2001	600,000	720,000	259,928	200,000	–	90,701
Bell Canada	2000	489,248	–	929,711	200,379	17,712 Share Units	289,321
						based on $720,000
S. G. Wetmore	2002	591,731	146,700	61,154	395,000	–	652,147
Vice Chairman, Corporate,					60,832 (Aliant)
Bell Canada	2001	524,865	256,861	1,119,151	72,164 (Aliant)	–	–
Executive Vice-President, BCE Inc.	2000	498,953	276,000	300,000	121,355 (Aliant)	–	–
G. Marier	2002	436,667	220,000	–	89,581	–	12,048
President – Bell Québec	2001	415,000	263,000	364,827	97,122	1,453 Share Units	10,882
						based on $58,800
	2000	387,500	–	2,098,889	93,448	8,856 Share Units	727,925
						based on $360,000
D.A. Southwell	2002	433,333	167,200	94,797	89,581	–	23,931
President – Network Operations	2001	387,500	335,400	292,195	92,496	1,977 Share Units	14,142
						based on $80,000
	2000	346,408	–	565,004	80,098	7,318 Share Units	11,435
						based on $297,500

(1)	Mr. Sheridan was appointed President of Bell Ontario on January 1, 1999, Vice-Chair, Market Groups, Bell Canada on January 27, 2000 and President, Bell Canada on October 25, 2000. On May 2, 2002, he was appointed President and Chief Operating Officer of Bell Canada. His entire compensation is determined by Bell Canada’s Board of Directors in accordance with Bell Canada’s compensation policies and paid by Bell Canada.

Mr. Wetmore was appointed Vice-Chairman, Corporate of Bell Canada on March 1, 2002 and also Executive Vice-President of BCE Inc. on May 2, 2002. From April 22, 1999 to February 28, 2002, Mr. Wetmore was President and Chief Executive Officer of Aliant, which became a subsidiary of BCE Inc. on April 27, 2000. Mr. Wetmore’s compensation was paid by Aliant until March 1, 2002 in accordance with Aliant’s compensation policies and, for the remainder of the year, paid by Bell Canada in accordance with Bell Canada’s compensation policies. The principal terms of his employment with BCE Inc. are described under Pension Arrangements and Termination and Other Employment Arrangements on page 32, respectively. All figures included in this table for the year 2000 show the total compensation received by Mr. Wetmore during the whole year 2000, including the period before Aliant became a subsidiary.

Mr. Marier was appointed President of Bell Québec on January 1, 1999 and Executive Vice-President of Bell Canada on October 15, 2001. Since October 25, 2001, Mr. Marier also performs the functions of President of Bell Québec on an interim basis.

Mr. Southwell was appointed Chief Technology Officer of Bell Canada in January 1999 and President, Network Operations of Bell Canada on January 27, 2000.

(2)	In the case of Mr. Sheridan, “Other Annual Compensation” refers to the gains from the exercise of SCPs attached to BCE Inc. options under the BCE Stock Option Program in the amounts of $929,711, $259,928 and $90,071 for 2000, 2001 and 2002, respectively.

In the case of Mr. Wetmore, “Other Annual Compensation” consists of an amount of $61,154 paid by Aliant in 2002 in lieu of vacation. For 2001, it includes an amount of $1,119,151 which relates to the sale to Aliant of Aliant stock options received further to the conversion of a previous option grant awarded by NewTel Enterprises Limited (one of the predecessor companies which formed Aliant in May 1999), under the terms of the employment agreement between Mr. Wetmore and Aliant. The amount of $300,000 included in “Other Annual Compensation” for 2000 refers to a supplementary bonus paid by Aliant to Mr. Wetmore in recognition of his contribution to the success of the Aliant merger.

In the case of Mr. Marier, “Other Annual Compensation” refers to the gains from the exercise of SCPs attached to BCE Inc. options under the BCE Stock Option Program in the amounts of $2,098,889 and $364,827 for 2000 and 2001, respectively.

In the case of Mr. Southwell, “Other Annual Compensation” refers to the gains from the exercise of SCPs attached to BCE Inc. options under the BCE Stock Option Program in the amounts of $565,004, $292,195, $94,797 for 2000, 2001 and 2002, respectively.

No amount is included in this table for perquisites and other personal benefits as they amount to less than the $50,000 disclosure threshold.

(3)	These represent options granted under the BCE Stock Option Program which is described under STOCK OPTIONS on page 30. For Mr. Wetmore, also included are options granted by Aliant.

In 2002, Mr. Sheridan received, in addition to an annual grant of 230,000 options, a special grant of 300,000 options with 20% vesting per year over five years serving to recognize a valuable contribution and important future challenges.

Bell Canada    33    2002 Annual Information Form

In 2002, Mr. Wetmore received, in addition to his hiring grant of 170,000 options, a special grant of 225,000 options with 20% vesting per year over five years serving to recognize a valuable contribution and important future challenges. The options shown for 2000 and 2001 were granted under the Aliant Stock Option Plan. In 2000, Mr. Wetmore was granted 100,000 Aliant stock options to become exercisable at such time as a pre-determined share price was reached. None of these options have vested and they were cancelled upon his appointment at Bell Canada. For a more detailed description of this special grant, refer to Aliant’s 2002 management proxy circular filed with Canadian securities regulatory authorities. All other non-vested Aliant options continue to vest based on Aliant’s vesting schedule.

Freestanding Stock Appreciation Rights (“SARs”) are not granted under the BCE Stock Option Program.

(4)	For 2000, the numbers shown in this table represent the number of securities under new options in 2000 under the BCE Stock Option Program and under the Aliant Stock Option Plan, as the case may be, and do not include the numbers of BCE Replacement Options or Nortel Replacement Options (as defined below) granted in connection with the distribution by BCE Inc. of its ownership interest in Nortel Networks on May 1, 2000. Options to acquire BCE Inc. common shares outstanding on May 1, 2000 were cancelled and replaced by (a) options to acquire an equal number of BCE Inc. common shares on the same terms and conditions as the original options (“BCE Replacement Options”) and (b) options to acquire approximately 1.57 post-split common shares of Nortel Networks (“Nortel Replacement Options”) with exercise prices established so as to preserve the economic value of the option originally granted.

The SCPs attached to options granted prior to November 1999 under the BCE Stock Option Program and still outstanding at the time of the Nortel Networks common share distribution were adjusted accordingly and remained the responsibility of BCE Inc. and/or its subsidiaries. SCPs are triggered when the options to acquire BCE Inc. common shares or Nortel Networks common shares, as the case may be, are exercised.

(5)	Units which are equivalent in value to BCE Inc. common shares were awarded. The number of Units awarded was determined on the basis of the closing price of BCE Inc. common shares on The Toronto Stock Exchange on the day prior to the effective date of the award of Units. The dollar amount included in the Summary Compensation Table represents the pre-tax value of the Units at the time of the award. On each BCE Inc. common share dividend payment date, additional Units are credited to the account of the Named Executive Officers in an amount equivalent to dividends on outstanding BCE Inc. common shares. For further information, see SHARE UNITS on page 31. Aggregate holdings of Units and their value as at December 31, 2002 based on a common share market price of $28.50 are as follows: Mr. Sheridan: 18,930 Units with a value of $539,527, Mr. Marier: 20,680 Units with a value of $589,380 and Mr. Southwell: 9,903 Units with a value of $282,236.

(6)	The numbers of Units originally awarded have been adjusted to reflect the arrangements entered into in connection with the distribution of the interest in Nortel Networks described in footnote (4) above.

(7)	“All Other Compensation” for Messrs. Sheridan, Wetmore, Marier and Southwell includes company contributions under the BCE Inc. Employees’ Savings Plan (1970). Under this plan, employees of Bell Canada, including the Named Executive Officers, are eligible to make a basic contribution towards the purchase of BCE Inc. common shares of up to 6% of their base salary and short-term incentive awards matched by Bell Canada contribution of $1 for every $3 contributed by the employee. “All Other Compensation” also includes payments for life insurance premiums.

In the case of Mr. Sheridan, “All Other Compensation” also includes an amount of $75,000 which was paid by Bell Canada in each of 2000, 2001 and 2002 with respect to Mr. Sheridan’s relocation from Ottawa to Toronto to compensate for the market differential as well as gains from the exercise of SCPs under the BCE Stock Option Program attached to Nortel Replacement Options received as a result of the arrangement described in footnote (4) above and exercised in 2000.

In the case of Mr. Wetmore, “All Other Compensation” also includes primarily an amount of $600,000 paid by Aliant in 2002, which represents a portion of the retention bonus of $950,608, awarded in connection with the merger of the predecessor companies which formed Aliant in May 1999. Also included is an amount of $22,218 paid by Aliant in 2002 and representing the remainder of an outstanding relocation allowance.

In the case of Mr. Marier, “All Other Compensation” also includes gains from the exercise of SCPs under the BCE Stock Option Program attached to Nortel Replacement Options received as a result of the arrangement described in footnote (4) above and exercised in 2000.

In the case of Mr. Southwell, “All Other Compensation” also includes an amount of $12,726 which was paid by Bell Canada in 2002 as a relocation allowance.

TABLE S.2 CAPITAL EFFICIENCY INCENTIVE PLAN

Awards in most recently completed year

			Estimated Future Payouts Under
			Non-Securities-Price-Based Plans
	Securities, Units	Performance
	or Other Rights	Other Period Until	Threshold	Target	Maximum
Name	(#)	Maturation or Payout	($ or #)	($ or #)	($ or #)

John. W. Sheridan	–	March 1, 2004	0	$672,750	$672,750
Stephen G. Wetmore	–	March 1, 2004	0	$493,600	$493,600
Guy Marier	–	March 1, 2004	0	$258,750	$258,750
David A. Southwell	–	March 1, 2004	0	$258,750	$258,750

(1)	Both the Target and Maximum columns show the maximum potential payout calculated on the basis of 115% (50% for 2002 and 65% for 2003 target achievement) of short-term incentive award target for each Named Executive Officer. Subject to the executives maintaining individual satisfactory performance, 50% of that amount will be payable in March 2004 given that the capital intensity target for 2002 has been achieved. The remaining portion of the award is subject to the same condition and will only be paid if the free cash flow target for 2003 is met, as described on page 29 under Two-Year Bell Canada Capital Efficiency Incentive Plan.

Amounts for 2002 and 2003 are established using current base salary and target bonus. Actual payments, if any, will be calculated using compensation data as of December 31, 2003 and may be pro-rated to reflect time spent in an eligible executive position.

Bell Canada    34    2002 Annual Information Form

TABLE S.3    OPTION / SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

		% of Total			Market Value of
	Securities	Options/SARs			Securities Underlying
	Under	Granted to		Exercise or	Options/SARs on
	Options/SARs	Employees in		Base Price	the Date of Grant	Expiration
Name	Granted (#)(1)(2)	Financial Year(2)		($/Security)(3)	($/Security)(2)	Date

John W. Sheridan	230,000	2.9%		$33.40	$33.40	Feb. 26, 2012
John W. Sheridan	300,000 (4)	3.7%		$25.60	$25.60	Aug. 6, 2012
Stephen G. Wetmore	170,000	2.1%		$33.40	$33.40	Feb. 26, 2012
Stephen G. Wetmore	225,000 (4)	2.8%		$25.60	$25.60	Aug. 6, 2012
Stephen G. Wetmore (Aliant)	60,832 (5)	9.6	%(6)	$29.12	$29.12	Feb. 12, 2012
Guy Marier	89,581	1.1%		$33.40	$33.40	Feb. 26, 2012
David A. Southwell	89,581	1.1%		$33.40	$33.40	Feb. 26, 2012

(1)	Each option granted under the BCE Stock Option Program, or the Aliant Stock Option Plan covers one common share of BCE Inc. or Aliant, respectively. No rights to Special Compensation Payments were attached to options granted in 2002 to the Named Executive Officers under the BCE Stock Option Program, and the Aliant Stock Option Plan. These stock option plans are described under STOCK OPTIONS on page 30.

(2)	As freestanding SARs are not granted, the numbers relate solely to stock options.

(3)	The exercise prices of the stock options outlined in this table are equal to the closing prices of the common shares of BCE Inc. or Aliant, as the case may be, on The Toronto Stock Exchange on the day prior to the effective date of each grant of options.

(4)	These options vest over a five-year period, i.e., 20% per anum.

(5)	These options to purchase Aliant’s common shares were granted by Aliant under the Aliant Stock Option Plan. Options vest in annual increments of 33 1/3% over a three-year period.

(6)	Calculated based on total number of options granted in 2002 under the Aliant Stock Options Plan.

TABLE S.4    AGGREGATED OPTION / SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
                         AND FINANCIAL YEAR-END OPTION / SAR VALUES

						Value of Unexercised
		Securities	Aggregate	Unexercised		"in-the-money"
		Acquired on	Value	Options/SARs at		Options/SARs at
		Exercise (#)	Realized($)(1)	December 31, 2002(#)(2)(4)		December 31, 2002($)(2)(3)

Name	Issuer			Exercisable	Unexercisable	Exercisable	Unexercisable

John. W. Sheridan	BCE Inc.	5,100	55,576	141,080	826,182	–	1,607,029
Stephen G. Wetmore	BCE Inc.	–	–	–	395,000	–	652,500
Stephen G. Wetmore	Aliant	–	–	144,133	149,133	989,169	–
Guy Marier	BCE Inc.	–	–	74,181	259,999	108,262	737,029
David A. Southwell	BCE Inc.	7,425	94,798	59,532	250,461	–	734,260

(1)	The aggregate value realized is calculated using the closing prices for a board lot of common shares of BCE Inc., or Aliant, as the case may be, on The Toronto Stock Exchange on the date of exercise, less the exercise price. Excludes value received as a Special Compensation Payment which is disclosed in the Summary Compensation Table under “Other Annual Compensation” and described under STOCK OPTIONS on page 30.

(2)	As freestanding SARs are not granted, the numbers relate solely to stock options.

(3)	The value of unexercised “in-the-money” options is calculated using the closing prices for a board lot of common shares of BCE Inc., or Aliant, as the case may be, on The Toronto Stock Exchange on December 31, 2002, less the exercise price of “in-the-money” options. “In-the-money” options are options that can be exercised at profit, i.e., the market value of the shares is higher than the price at which they may be bought from BCE Inc. or Aliant, as the case may be.

(4)	As disclosed under footnote 4 to the Summary Compensation Table, on May 1, 2000 each outstanding BCE Inc. option was cancelled and replaced by options to acquire an equal number of common shares of BCE Inc. and options to acquire common shares of Nortel Networks. The number of unexercised options and aggregate value of unexercised in-the-money options for each executive officer shown in this table includes the value of the BCE Replacement Options but does not include the value of holdings of Nortel Replacement Options as BCE Inc. no longer holds a material shareholding interest in Nortel Networks.

Bell Canada    35    2002 Annual Information Form

TABLE S.5    PENSION PLAN TABLE

Pensionable	Credited Service Years
Earnings	20	30	40

$ 500,000	$164,500	$240,900	$313,400
700,000	323,500	340,500	443,000
900,000	300,500	440,100	572,600
1,300,000	436,500	639,300	831,800
1,700,000	572,500	838,500	1,091,000
2,100,000	708,500	1,037,700	1,350,200
2,500,000	844,500	1,236,900	1,609,400
2,900,000	980,500	1,436,100	1,868,600

Bell Canada    36    2002 Annual Information Form

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Montreal, Province of Quebec, Canada.

Bell Canada

(signed) Michael T. Boychuk Senior Vice-President and Treasurer Date: April 10, 2003

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER IN ACCORDANCE
WITH SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael J. Sabia, Chief Executive Officer of Bell Canada, certify that:

1.	I have reviewed this annual report on Form 40-F of Bell Canada;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

April 10, 2003

(signed) Michael J. Sabia Michael J. Sabia Chief Executive Officer Bell Canada

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER IN ACCORDANCE
WITH SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Patrick Pichette, Chief Financial Officer of Bell Canada, certify that:

1.	I have reviewed this annual report on Form 40-F of Bell Canada;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

April 10, 2003

(signed) Patrick Pichette Patrick Pichette Chief Financial Officer Bell Canada

LIST OF EXHIBITS
TO FORM 40-F

Bell Canada 2002 Financial Information	Exhibit 99.1
Independent Auditors’ Consent	Exhibit 99.2