Form 40-F
BELL CANADA
filed 2004-04-16
CIK 225090

2003

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2003	Commission File Number:	1-7274

Bell Canada
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

4813
(Primary Standard Industrial Classification Code Number (if applicable))

98-0181584
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

Securities registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Title of each class
7 3/4% Debentures, Series EL, Due 2006
9.5% Debentures, Series ES, Due 2010

For annual reports, indicate by check mark the information filed with this Form

X	Annual information form	X	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2003, 355,346,988 common shares and 44,000,000 Class A Preferred Shares were issued and outstanding

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

YES:	NO:	X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

YES:	X	NO:

PRIOR FILINGS MODIFIED AND SUPERSEDED

        Bell Canada’s Annual Report on Form 40-F for the year ended December 31, 2003, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such Annual Report on Form 40-F. Other than Bell Canada’s Annual Information Form for the year ended December 31, 2003 included herein (the “AIF”) and Bell Canada’s annual audited consolidated financial statements and related management’s discussion and analysis of financial condition and results of operations specifically incorporated by reference herein, no other information from the Exhibits is to be incorporated by reference in a registration statement or prospectus filed pursuant to the Securities Act of 1933.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A.     Annual Audited Consolidated Financial Statements

        For annual audited consolidated financial statements, including the auditors’ report with respect thereto, see pages 36 to 67 and part of page 36, respectively, of the Bell Canada 2003 Financial Information attached hereto as Exhibit 99.1.

        The above referenced auditors’ report is expressed in accordance with standards of reporting generally accepted in Canada which do not require a reference to changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements. In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles or when there is a retroactive restatement that have a material effect on the comparability of the financial statements, such as the changes described in Note 1 to Bell Canada’s annual audited consolidated financial statements.

B.     Management’s Discussion and Analysis

        For management’s discussion and analysis of financial condition and results of operations, see pages 2 to 35 of the Bell Canada 2003 Financial Information attached hereto as Exhibit 99.1.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

        As of the end of the period covered by this Annual Report on Form 40-F, an evaluation was carried out by Bell Canada’s management, under the supervision, and with the participation, of Bell Canada’s Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), of the effectiveness of Bell Canada’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to Bell Canada and its consolidated subsidiaries would be made known to them by others within those entities.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

        During the year ended December 31, 2003, there were no changes in Bell Canada’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Bell Canada’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

        Bell Canada's board of directors has determined that the Chairman of the audit committee, Mr. T.C. O'Neill, qualifies as an "audit committee financial expert" and that Mr. T.C. O'Neill is independent under the listing standards of the New York Stock Exchange.

CODE OF ETHICS

        All of Bell Canada’s employees, directors and officers must follow Bell Canada’s Code of Business Conduct, which provides guidelines for ethical behaviour. This Code of Business Conduct includes additional guidelines for Bell Canada’s Chief Executive Officer, Chief Financial Officer, Controller and Treasurer. Bell Canada will provide to any person without charge, upon request, a copy of its Code of Business Conduct. Requests must be made in writing and sent to the Corporate Secretary of Bell Canada at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec H3B 4Y7.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditors’ fees

        The table below shows the fees that Deloitte & Touche LLP (“Deloitte & Touche”), Bell Canada’s external auditors, billed Bell Canada and its subsidiaries for various services in the past two years.

	2003	2002	[1]

(Can. $ millions)
Audit fees	6.6	5.6
Audit-related fees	0.8	6.8
Tax fees	1.3	1.4
Other fees	0.7	6.9

Total	9.4	20.7

1     2002 numbers have been reclassified to reflect new SEC guidance issued in 2003 providing enhanced clarification on the definitions of items included in audit, audit-related and non-audit services categories.

Audit fees
        These fees include professional services rendered by the external auditors for the review of the interim financial statements, statutory audits of the annual financial statements, the review of prospectuses, consultations about financial accounting and reporting standards and other regulatory audits and filings.

Audit-related fees
        These fees include professional services that reasonably relate to the above services, including non-statutory audits and consultations about prospective financial accounting and reporting standards.

Tax fees
        These fees include professional services for the attestation of compliance with our conflict of interest policy, tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax, capital tax and commodity tax returns.

Other fees
        These fees include professional services rendered for:

•	completion of work commenced in 2002 and finalized in early 2003 on the re-design of product introduction and new applications for account management; and
•
French translation of interim and annual financial statements and related management’s discussion and analysis of financial condition and results of operations, AIFs, prospectuses and other public documents.

        Since January 1, 2003, Deloitte & Touche has not been engaged to perform any information system design and implementation services (IS/IT) or other consulting services for Bell Canada or its subsidiaries.

Auditor independence policy

        BCE Inc.‘s auditor independence policy is applicable to all its subsidiaries including Bell Canada. The policy is a comprehensive policy governing all aspects of Bell Canada’s relationship with the external auditors, including:

•	establishing a process for determining whether various audit and other services provided by the external auditors affect their independence;
•	identifying the services that the external auditors may and may not provide to Bell Canada and its subsidiaries;
•	pre-approving all services to be provided by the external auditors of Bell Canada and its subsidiaries; and
•	establishing guidelines for engaging former employees of the external auditors.
In particular, the policy specifies that:
•
the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation and legal services;

•
for all audit or non-audit services falling within the permitted services category (such as prospectus work, due diligence and non-statutory audits), a request for approval must be submitted to the audit committee by the Chief Financial Officer prior to engaging the auditors;

•	specific permitted services however are pre-approved quarterly by the audit committee and consequently only require approval by the Chief Financial Officer prior to engaging the external auditors; and
•
at each regularly scheduled audit committee meeting, a consolidated summary of all fees paid to the external auditors by service type is presented. This summary includes a breakout of fees incurred within the pre-approved amounts.

        In 2003, Bell Canada’s audit committee did not approve any audit-related, tax or other services pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

        Please see the section entitled "Off-balance sheet arrangements" of Bell Canada's management's discussion and analysis of financial condition and results of operations (which is incorporated by reference in Bell Canada’s AIF) and Notes 9 and 23, entitled “Accounts Receivable” and “Guarantees” respectively, of Bell Canada’s 2003 annual audited consolidated financial statements, all contained in Bell Canada’s 2003 Financial Information attached hereto as Exhibit 99.1, for a discussion of off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        Please see the section entitled “Contractual obligations” of Bell Canada’s management’s discussion and analysis of financial condition and results of operations (which is incorporated by reference in Bell Canada’s AIF), contained in Bell Canada’s 2003 Financial Information attached hereto as Exhibit 99.1, for a tabular disclosure and discussion of contractual obligations.

IDENTIFICATION OF THE AUDIT COMMITTEE

        Bell Canada has a separately-designated standing audit committee established in accordance with section 3(a) (58) (A) of the Exchange Act. Bell Canada's audit committee is comprised of four independent members: Mr. T.C. O'Neill (Chairman), Mr. T.E. Kierans, Mrs. J. Maxwell and Mr. V.L. Young.

UNDERTAKING

        Bell Canada undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file this Annual Report on Form 40-F arises; or transactions in said securities.

WEB SITE INFORMATION

        Notwithstanding any reference to BCE Inc.‘s and Bell Canada’s websites on the World Wide Web in the AIF or in the documents attached as exhibits hereto, the information contained in BCE Inc.‘s and Bell Canada’s websites or any other website on the World Wide Web referred to in BCE Inc.‘s or Bell Canada’s website is not a part of this Form 40-F and, therefore, is not filed with the Commission.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Bell Canada has made in the documents filed as part of this Annual Report on Form 40-F, and from time to time may otherwise make, forward-looking statements and related assumptions concerning its operations, economic performance and financial matters. Bell Canada is under no duty to update any of these forward-looking statements or related assumptions. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled “About forward-looking statements” on page 3 of the AIF and to the section entitled “Risks that could affect our business” on pages 19 to 24 of the AIF for a discussion of certain of such factors. Reference is also made to the various risk factors discussed throughout Bell Canada’s management’s discussion and analysis of financial condition and results of operations (which is incorporated by reference in Bell Canada’s AIF), contained in Bell Canada’s 2003 Financial Information attached hereto as Exhibit 99.1.

2003
Annual
Information
Form

Bell Canada

For the year ended December 31, 2003
March 10, 2004

Bell Canada 2003 Annual information form 1

What’s inside

ABOUT THIS ANNUAL INFORMATION FORM	2
Documents incorporated by reference	2
Trademarks	2
About forward-looking statements	3
ABOUT BELL CANADA	3
Our objectives and strategy	3
Our corporate structure	4
Our directors and officers	4
Our employees	7
Our securities	7
Our dividend policy	7
ABOUT OUR BUSINESS	7
Products and services	8
Discontinued operations	11
Marketing and distribution channels	11
Networks	11
Competition	11
New reporting structure	12
Protecting the environment	13
BUSINESS HIGHLIGHTS	13
THE REGULATORY ENVIRONMENT WE OPERATE IN	16
Legislation that governs our business	16
Key regulatory changes	17
Consultations	18
LEGAL PROCEEDINGS WE ARE INVOLVED IN	19
RISKS THAT COULD AFFECT OUR BUSINESS	19
SELECTED FINANCIAL INFORMATION	24
Auditors	24
Capital expenditures	24
Financial data	25
MANAGEMENT’S DISCUSSION AND ANALYSIS	25
FOR MORE INFORMATION	25
SCHEDULE 1 – DIRECTORS’ AND OFFICERS’ COMPENSATION	26

2     2003 Annual information form    Bell Canada

ABOUT THIS ANNUAL INFORMATION FORM

This annual information form (AIF) contains important information that will help you make informed decisions about investing in Bell Canada. It describes the company and its operations, its prospects, risks and other factors that affect its business.

In this AIF, we, us and our mean Bell Canada, its subsidiaries and joint ventures. BCE Inc. (BCE) is our ultimate parent company. BCE owns indirectly 100% of Bell Canada.

All dollar figures are in Canadian dollars, unless stated otherwise. For 2001 and 2002, our results and statistics exclude Aliant Inc. (Aliant) (except for our 39% equity interest in the earnings of Aliant) and Bell ExpressVu Limited Partnership (Bell ExpressVu). See About our business. The information in this AIF is as of March 10, 2004, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

Documents incorporated by reference

The document in the table below contains information that is incorporated by reference into this AIF.

Document	Where it is incorporated in this AIF

2003 Bell Canada Financial information – management’s discussion and analysis, pages 2 to 35	Management’s discussion and analysis, page 25

Trademarks

The table below is a list of our trademarks that are referred to and used as such in this AIF and their owners.

Owner	Trademark

Bell Canada	Rings & head design Bell Canada Enterprises corporate logo Bell Bell World Espace Bell Sympatico Sympatico.ca Sympatico High Speed Edition
Bell ExpressVu Limited Partnership	ExpressVu
Bell Mobility Inc.	Mobile Browser

Any other trademarks, or corporate, trade or domain names used in this AIF are the property of their owners. We believe that our trademarks are very important to our success. We take appropriate measures to protect our intellectual property and to defend our trademarks. We also spend considerable time and resources overseeing, registering and protecting our trademarks and prosecuting those who infringe on them. We take great care not to infringe on the intellectual property and trademarks of others.

Bell Canada     2003 Annual information form     3

About forward-looking statements

A statement we make is forward looking when it uses what we know today to make a statement about the future.
     Forward-looking statements may include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, plan, seek, strive, target and will.
     Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     This AIF contains forward-looking statements about Bell Canada’s objectives, strategies, financial condition, results of operations and businesses. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in, and on various estimates and assumptions. It is important to know that:
•	forward-looking statements in this AIF describe our expectations on March 10, 2004.
•
our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize.

•
forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges.

•	we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     Risks that could cause our actual results to materially differ from our current expectations are discussed throughout this AIF and, in particular, in Risks that could affect our business.

 ABOUT BELL CANADA

Bell Canada is Canada’s leading provider of wireline and wireless communications services, Internet access, data services and Direct-to-Home (DTH) satellite television services to residential and business customers.
     In 2003, we had consolidated operating revenues of $16.7 billion. We had total assets of $28.2 billion and approximately 51,400 employees at December 31, 2003.
     Bell Canada was incorporated in 1880 by a Special Act of the Parliament of Canada and was continued under the Canada Business Corporations Act on April 21, 1982. It is currently governed by a Certificate and Articles of Amalgamation dated April 1, 2003. Bell Canada may also be legally designated as The Bell Telephone Company of Canada or La Compagnie de Téléphone Bell du Canada.
     Our registered office is at 1050, côte du Beaver Hall, Suite 1600, Montréal, Québec H2Z 1S4. Our principal executive offices are at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec H3B 4Y7.

Our objectives and strategy

The telecommunications industry is currently going through a major transformation as it evolves from multiple service-specific networks to Internet Protocol (IP)-based integrated communications networks. These will facilitate the introduction of innovative new applications and opportunities for our customers.
     Businesses will benefit from our ability to integrate all of their communications needs while we lay out an evolution plan that will result in greater flexibility and cost savings for our customers. Consumers will discover the advantages of a Broadband Home where leading-edge voice, video and data services are provided simply through one company and one brand: Bell Canada.
     Our overall objective is to take a leadership position in setting the standard in IP for the industry and for our customers.
     That begins with a three-year plan to:
•	move all of Bell Canada’s core traffic to a national IP-based network
•	offer a full range of IP services to 90% of Bell Canada’s customers.

     IP-based communications will allow us to further enhance our revenue growth profile and realize on our promise of simplicity for customers by offering new value-added features, faster and simpler delivery and greater self-service capabilities. It will also provide Bell Canada with significant opportunities to reduce costs in the future.
     Our strategy is to set the standard for innovation, simplicity and service, and efficiency leveraging the opportunities created by IP-based communications.

Innovation – Bell Canada intends to bring together the broadest set of platforms by:

•	expanding its next-generation network to increase bandwidth and value-added services
•	offering new voice-over-IP (VoIP) based products
•	expanding its digital video service offerings through very high-speed digital subscriber line (VDSL) and IP television (IPTV).

Simplicity and service – We plan to simplify the customer experience by offering simpler products and solutions, and by making it easier to deal with us. This includes:

•	value-added bundles of services
•	speech-activated assistance
•	unified customer channels and one-stop service
•	faster response and improved service.

Efficiency – We intend to build on our success as a streamlined and responsive provider of services through:

•	increased productivity
•	fewer networks and related operating support systems
•	financial discipline.

    Our goal is to expand Bell Canada’s consumer segment by providing the Broadband Home and offering our customers the advantages of “one-company, one brand and one point of contact.” Next-generation services will provide growth opportunities and will include video services, new information management tools that are being developed with Microsoft Corporation (Microsoft), VoIP and wireless solutions.

4     2003 Annual information form     Bell Canada

    Our goal for Bell Canada’s small and medium-sized business (SMB) customers is to increase our market share by becoming our customers’ technology advisor with new VoIP and wireless fidelity (Wi-Fi) services, added security and firewall capabilities, new mobile and business information tools and storage capacity.
    Our goal for Bell Canada’s large enterprise customers is to move from providing connectivity to offering value-added services on an IP network, including security, network management, wireless data and simplified customer channels.

Our corporate structure
We are an indirect wholly-owned subsidiary of BCE. You will find more information about BCE on its website at www.bce.ca.
    Our principal subsidiaries are:
•	Aliant
•	Bell Mobility Inc. (Bell Mobility)
•	Bell ExpressVu.

    These subsidiaries are incorporated under the Canada Business Corporations Act.
    We beneficially own all of the securities issued by Bell Mobility. We own 53.5% of the common shares issued by Aliant and 52% of the partnership interest of Bell ExpressVu.
    We have other subsidiaries, but they have been omitted because each represents 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2003.

Our directors and officers

On March 10, 2004, Bell Canada’s directors and officers as a group did not beneficially own, directly or indirectly, or exercise control or direction over, any class of voting securities of Bell Canada or its subsidiaries, except for approximately 0.002% or 2,200 of Aliant’s common shares (of which 1,500 were owned directly or indirectly by Mr. Victor L. Young) and approximately 0.01% or 9,029 units of the Bell Nordiq Income Fund.
    See Schedule 1 – Directors’ and officers’ compensation for information about how directors and officers are compensated.

Directors
The table below lists Bell Canada’s directors, where they lived and their current principal occupation on March10, 2004.
Directors

Name and municipality of residence	Date elected or appointed to the board	Current principal occupation

André Bérard, Montréal, Québec	January 2003	Corporate Director since March 2004
Ronald A. Brenneman, Calgary, Alberta	November 2003	President and Chief Executive Officer and a director, Petro-Canada (petroleum company), since January 2000
Richard J. Currie, Toronto, Ontario	May 2002	Chairman of the board, BCE and Bell Canada, since April 2002
Anthony S. Fell, Toronto, Ontario	January 2003	Chairman of the board, RBC Dominion Securities Limited (investment bank), since December 1999
Donna Soble Kaufman, Toronto, Ontario	January 2003	Lawyer and Corporate Director since 1997
Thomas E. Kierans, Toronto, Ontario	January 2003	Chairman of the board, Canadian Institute for Advanced Research (conducts basic research programs in the social and natural sciences), since September 1999
Brian M. Levitt, Montréal, Québec	January 2003	Co-Chair, Osler, Hoskin & Harcourt LLP (law firm), since January 2001
Judith Maxwell, Ottawa, Ontario	December 2000	President, Canadian Policy Research Networks Inc. (non-profit organization conducting research on work, family, health, social policy and public involvement), since 1995
John H. McArthur, Wayland, Massachusetts	January 2003	Dean Emeritus, Harvard University Graduate School of Business Administration, since 1995
Thomas C. O’Neill, Don Mills, Ontario	January 2003	Chartered Accountant and Corporate Director since October 2002
Michael J. Sabia, Montréal, Québec	July 2000	President and Chief Executive Officer (since April 2002) and a director, BCE, and Chief Executive Officer (since May 2002) and a director, Bell Canada
Paul M. Tellier, Montréal, Québec	March 1996	President and Chief Executive Officer (since January 2003) and a director, Bombardier Inc. (manufacturer of business jets, regional aircraft and rail transportation equipment)
Victor L. Young, St. John’s, Newfoundland and Labrador	January 2003	Corporate Director since May 2001

Bell Canada     2003 Annual information form     5

Past occupation
Under Bell Canada’s by-laws, each director holds office until the next annual shareholder meeting or until his or her successor is elected. All of Bell Canada’s directors have held the positions listed in the table on the previous page or other executive positions with the same or associated firms or organizations during the past five years or more, except for the people listed in the table below.

Committees of the board
The table below lists the committees of our board of directors and their members. As a public company, we are required by law to have an audit committee.

Committees of the board

Committee	Members

Audit	T.C. O’Neill (Chairman) T.E. Kierans J. Maxwell V.L. Young

Corporate governance	R.J. Currie (Chairman) D. Soble Kaufman T.E. Kierans J.H. McArthur

Management resources and compensation	P.M. Tellier (Chairman) R.A. Brenneman A.S. Fell B.M. Levitt J.H. McArthur V.L. Young

Pension fund	A. Bérard A.S. Fell D. Soble Kaufman B.M. Levitt J. Maxwell

Past occupation

Director	Past occupation

Mr. A. Bérard	•	Chairman of the board of National Bank of Canada (chartered bank) from March 2002 to March 2004
	•	Chairman of the board and Chief Executive Officer of National Bank of Canada from 1990 to March 2002 and a director of National Bank of Canada from 1985 to March 2004
Mr. R.A. Brenneman	•	Before January 2000, General Manager – Corporate Planning of Exxon Corporation (petroleum company)
Mr. R.J. Currie	•	President of George Weston Limited (food distribution, retail and production) from 1996 to May 2002 and a director from 1975 to May 2002
	•	President of Loblaw Companies Limited (grocery chain) from 1976 to January 2001 and a director from 1973 to May 2001
Mr. A.S. Fell	•	Chairman of the board and Chief Executive Officer of RBC Dominion Securities Limited from 1992 to December 1999
Mr. T.E. Kierans	•	Chairman of the board of Moore Corporation Limited (management and distribution of print and digital information) from 1977 to March 2001
	•	Chairman of the board of Petro-Canada from 1996 to January 2000
	•	President and Chief Executive Officer of the C.D. Howe Institute (independent, non-profit economic and social policy research institution) from 1989 to September 1999
Mr. B.M. Levitt	•	President and Chief Executive Officer of Imasco Limited (consumer products and services company) from 1995 to February 2000
Mr. T.C. O’Neill	•
Chief Executive Officer of PricewaterhouseCoopers Consulting (provider of management consulting and technology services) from January 2002 to May 2002 and then Chairman of the board from May 2002 to October 2002

	•	Chief Operating Officer of PricewaterhouseCoopers LLP global organization (professional services firm in accounting, auditing, taxation and financial advisory) from July 2000 to January 2002
	•	Chief Executive Officer of PricewaterhouseCoopers LLP (accounting firm) in Canada from 1998 to July 2000
Mr. M.J. Sabia	•	Before October 1999, Executive Vice-President and Chief Financial Officer of Canadian National Railway Company (transportation company)
Mr. P.M. Tellier	•	President, Chief Executive Officer and a Director of Canadian National Railway Company from 1992 to December 2002
Mr. V.L. Young	•	Chairman of the board and Chief Executive Officer of Fishery Products International Limited (frozen seafood products company) from 1984 to May 2001

6     2003 Annual information form     Bell Canada

Officers
The table below lists Bell Canada’s officers, where they lived and the office that they held at Bell Canada on March 10, 2004.

Past occupation
All of our officers have held their present positions or other executive positions with Bell Canada or one or more of our subsidiaries or affiliated companies during the past five years or more, except for:

•	Mr. Sabia who was Executive Vice-President and Chief Financial Officer of Canadian National Railway Company (transportation company) before October 1999
•	Mrs. Caty who was Vice-President and Corporate Secretary of National Bank of Canada before March 2003
•	Mr. Daniel who was Senior Vice-President of Canadian International Development Agency (CIDA) (industrial co-operation program that provides financial support to Canadian firms) before October 2003
•	Mr. Discenza who was Senior Vice-President – National Operations before August 2000 and Vice-President Network Services of AT&T Canada Inc. (communications company) before August 2000
•	Mr. Hall who was consultant partner with McKinsey & Company (management consulting firm) before May 2003
•	Mr. Houle who was Senior Vice-President, Corporate Human Resources of Alcan Inc. (packaging and aluminum company) before June 2001
•	Mr. Krstajic who was Senior Vice-President, Sales and Marketing of Rogers Cablesystems Limited (cable company) before July 2003
•	Mr. Odendaal who was a senior executive at British Sky Broadcasting Limited (digital television company and broadcaster of sports, movies, entertainment and news) before March 2004
•	Mr. Pichette who was principal partner with McKinsey & Company before January 2001
•	Mrs. Sheriff who held various positions with Ameritech Corporation (communications company), including Director – Corporate Marketing and Branding, before June 1999
•	Mr. Skinner who was a Senior Audit Manager of PricewaterhouseCoopers LLP before March 1999

Officers

Name	Municipality of residence	Office held at Bell Canada

Michael J. Sabia	Montréal, Québec	Chief Executive Officer
J. Trevor Anderson	Gloucester, Ontario	Senior Vice-President – Technology
Pierre J. Blouin	Candiac, Québec	Group President – Consumer Markets
Michael T. Boychuk	Montréal, Québec	Senior Vice-President and Treasurer
Charlotte Burke	Mississauga, Ontario	Senior Vice-President – Consumer Internet Services
Linda Caty	Longueuil, Québec	Corporate Secretary
Isabelle Courville	Montréal, Québec	President – Enterprise Markets
Peter Daniel	Ottawa, Ontario	Executive Vice-President – Communications and Marketing Services
Renato J. Discenza	Mississauga, Ontario	Senior Vice-President – Carrier Services Group
Josée Goulet	Montréal, Québec	Chief Marketing Services Officer
John Hall	Toronto, Ontario	Senior Vice-President – Planning and Marketing Enterprise
Leo W. Houle	Montréal, Québec	Chief Talent Officer
Salvatore Iacono	Ottawa, Ontario	Senior Vice-President
Alek Krstajic	Toronto, Ontario	Chief Marketing Officer – Consumer Markets
Ellen M. Malcolmson	Etobicoke, Ontario	Senior Vice-President – Operations
Kelly L. McDougald	Toronto, Ontario	Senior Vice-President – Enterprise Customers, Ontario
Timothy E. McGee	Toronto, Ontario	President – Bell ExpressVu
Robert T. Mosey	Oakville, Ontario	Executive Vice-President
Michael A. Neuman	North York, Ontario	President – Bell Mobility and Bell Distribution Inc.
Robert Odendaal	Toronto, Ontario	President – Bell Canada Video Group
Patrick Pichette	St-Lazare, Québec	Executive Vice-President
Barry W. Pickford	Toronto, Ontario	Senior Vice-President – Taxation
Eugene Roman	Mississauga, Ontario	Group President – Systems and Technology
Pierre Shedleur	Montréal, Québec	Senior Vice-President – Enterprise Sales & Public Sector, Québec
Karen H. Sheriff	Toronto, Ontario	President – Small and Medium Business Markets
Stephen P. Skinner	Montréal, Québec	Senior Vice-President – Finance
David A. Southwell	Oakville, Ontario	Group President – Operations
Ida Teoli	Montréal, Québec	Office of the CEO
Martine Turcotte	Montréal, Québec	Chief Legal Officer
Siim A. Vanaselja	Montréal, Québec	Chief Financial Officer
Stephen G. Wetmore	Mississauga, Ontario	Group President – National Markets

Bell Canada     2003 Annual information form     7

Our employees
Approximately 53% of our employees are represented by unions and are covered by collective agreements. The following material collective agreements have expired:
•	the collective agreement between Bell Canada and the Communications, Energy and Paperworkers Union of Canada (CEP), representing approximately 7,000 craft and services employees
•	the collective agreements between Aliant Telecom Inc. (Aliant Telecom), a subsidiary of Aliant, and its employees, representing approximately 4,200 employees
•	the collective agreement between Connexim, Limited Partnership and its employees, representing approximately 100 employees.

    The collective agreements between Entourage Technology Solutions Inc. and the CEP, representing approximately 2,000 technicians in Ontario and Québec, will expire on September 30, 2004.

Our securities

Where we are listed
Our common shares and all series of our debentures, except for Series EB debentures, are not listed on any stock exchange or similar market for securities.
    Our Series EB debentures are listed on the Luxembourg Stock Exchange.
    Our Series 15, 17 and 19 preferred shares are listed on The Toronto Stock Exchange (TSX).

Voting securities
As of the date of this document, 355,346,988 of Bell Canada’s common shares were issued and outstanding, all of which are held by Bell Canada Holdings Inc. (BCH). BCE owns 100% of BCH.
    Only holders of Bell Canada’s common shares are entitled to receive notice of, attend, and vote at, any meeting of shareholders. Each common share is entitled to one vote on each ballot taken at any meeting of shareholders.

Our dividend policy
Bell Canada’s dividend policy is to allow for a sustained growth in dividends to our common shareholder, based on the expected sustained growth in net earnings applicable to common shares and free cash flow, while maintaining an appropriate capital structure.

ABOUT OUR BUSINESS

This section describes each of our businesses, its products and services, marketing and distribution channels, and competitors.
    Bell Canada is Canada’s leading provider of wireline and wireless communications services, Internet access, data services and DTH satellite television services to residential and business customers.
    Before December 31, 2002, we had a 39% equity investment in Aliant and accounted for it using the equity method. Effective December 31, 2002, BCE transferred its 14% interest in Aliant at carrying value to us in exchange for common shares of Bell Canada. This was done to simplify the structure of BCE’s holdings. As a result, we now own a 53.5% interest in Aliant. We started consolidating the net assets of Aliant in our consolidated balance sheet as of December 31, 2002. We started consolidating the results of operations of Aliant as of January 1, 2003. As a result, our 2002 results of operations exclude the consolidation of Aliant (except for our 39% equity interest in the earnings of Aliant).
    In December 2002, we and BCE completed a corporate reorganization. This resulted in the transfer of our directories business and BCE’s agreement to contribute Bell ExpressVu, a $498 million note receivable from BCH and cash to BCE Holdings GP, a partnership held 52% by us and 48% by BCE.
    At the end of December 2002, BCE transferred its 100% investment in Bell ExpressVu at carrying value to the partnership in exchange for units in the partnership. The partnership then distributed the net proceeds from the sale of the directories business to its partners. A net distribution of $1.1 billion was made to BCE, which was partly used to help

The table below shows the number of employees in our group.

Number of employees at December 31	2003	2002	2001

Bell Canada	30,117	30,156	30,523
Bell Mobility	3,677	3,317	2,798
Aliant	8,913	10,089	–
Bell ExpressVu	1,488	1,440	–
Other	7,174	9,256	10,403

Total	51,369	54,258	43,724

The table below shows the number of customer connections for each of our connectivity services.

Connectivity service

Number of connections (in millions) at December 31	2003	2002	2001

Local telephone	13.1	11.6	11.8
Cellular, personal communications services (PCS) and paging	4.9	4.0	3.6
High-speed Internet access	1.5	1.0	0.7
Dial-up Internet access	0.9	0.8	0.8
DTH satellite television	1.4	–	–
Digital equivalent access lines(1)	3.9	3.7	3.7

Total	25.7	21.1	20.6

(1) Calculated by converting low-capacity data lines to the equivalent number of voice-grade access lines.

8     2003 Annual information form     Bell Canada

finance the repurchase of SBC Communications Inc.‘s (SBC) remaining indirect interest in Bell Canada.
    We started consolidating the net assets of Bell ExpressVu in our consolidated balance sheet as of December 31, 2002. We started consolidating the results of operations of Bell ExpressVu as of January 1, 2003. As a result, our 2002 results of operations exclude the consolidation of Bell ExpressVu.
    We operate mainly as the incumbent telephone company in:
•	Ontario and Québec, through Bell Canada, Télébec, Limited Partnership (Télébec) and Northern Telephone Limited Partnership (Northern Telephone)
•	Atlantic Canada, through Aliant
•	Canada’s northern territories, through Northwestel Inc. (Northwestel).

    We also operate as a competitive local exchange carrier (CLEC) in Alberta and British Columbia through Bell West Inc. (Bell West).
    At December 31, 2003, Bell Canada owned:

•	63% of Télébec and Northern Telephone. The Bell Nordiq Income Fund owned the remaining 37%.
•	53.5% of Aliant. The remaining 46.5% was publicly held.
•	100% of Northwestel
•	60% of Bell West. The remaining 40% was held by Manitoba Telecom Services Inc. (MTS).

    MTS is publicly traded. Bell Canada owns 22% of MTS. See Business highlights – Key acquisitions and dispositions for recent developments with MTS.

Products and services

We offer a full range of communications products and services to residential and business customers. This allows us to make effective use of our position in our principal markets and our relationships with customers to cross-sell value-added and new services to existing customers.
    The table below shows the percentage of operating revenues that each line of business contributed to our total operating revenues for the years ended December 31, 2003, 2002 and 2001. Some of these revenues vary slightly by season. For example, terminal equipment sales to business customers have historically tended to be higher in the fourth quarter. Wireless and DTH satellite television equipment sales have also tended to be higher in the fourth quarter because of increased consumer spending during the holiday season. These seasonal effects were less pronounced in 2003.

Local and access services
We operate an extensive local access network that provides local telephone services to business and residential customers.
    Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:

Communications products and services

Percentage of operating revenues for the year ended December 31	2003	2002	2001

Local and access	36	38	40
Long distance	15	15	16
Wireless	15	13	11
Data	23	24	22
DTH satellite television	5	–	–
Other	6	10	11

Total	100	100	100

Local and access services

For the year ended December 31	2003	2002	2001

Local and access revenues (in $ millions)	6,105	5,506	5,731
NAS (1) (2) (in thousands)
Residential	8,511	7,647	7,695
Business	4,540	3,986	4,074

Total NAS	13,051	11,633	11,769

Estimated in-territory percentage of wireline NAS
Residential (Ontario and Québec)	96.9%	97.9%	99.0%
Business (Ontario and Québec)	90.4%	91.3%	91.9%

(1) Approximate number of lines in service. (2) At December 31.

Long distance services

For the year ended December 31	2003	2002	2001

Long distance revenues (in $ millions)	2,487	2,266	2,328
Conversation minutes (in millions)	19,132	15,368	14,704
Average long distance revenue per minute (in cents)	12	13	14
Estimated in-territory percentage of traditional wireline long distance revenues
Residential (Ontario and Québec)	70%	70%	69%
Business (Ontario and Québec)	52%	52%	53%

Bell Canada     2003 Annual information form     9

•	value-added services, such as call display, call waiting and voice mail
•	services provided to competitors accessing our local network
•	connections to and from our local telephone service customers for competing long distance companies
•	subsidies from the National Contribution Fund to support local service in high-cost areas.

    Rates for local telephone and value-added services in our incumbent territories are subject to price cap regulation by the Canadian Radiotelevision and Telecommunications Commission (CRTC).
    The table on the previous page is a summary of local and access services revenues, number of network access services (NAS) and the estimated in-territory percentage of wireline NAS.

Long distance services
We supply long distance voice services to business and residential customers. We also receive settlement payments from other carriers for completing their customers’ long distance calls in our territory.
    Prices for long distance services have been declining since this market was opened to competition. The rate of decline, however, has eased over the past several years. Price decreases have generally led to increased volume in conversation minutes.
    The table on the previous page is a summary of our long distance services and shows our revenues, number of conversation minutes and estimated in-territory percentage of traditional wireline long distance revenues.

Wireless services
We offer a full range of wireless communications services to business and residential customers, including cellular, PCS and paging. PCS customers can get wireless access to the Internet through our Mobile Browser service or send text messages. We also provide value-added services, such as call display and voice mail, and roaming services with other wireless service providers. Customers can choose to pay for their cellular and PCS services through a monthly rate plan (post-paid) or in advance (prepaid).
    The wireless division of each of our incumbent telephone companies provides wireless communications in its home territory, except for Bell Mobility, which provides these services in Alberta and British Columbia, in addition to its home territory of Ontario and Québec.
    In 2003, we continued to expand the reach of our high-speed wireless network, which allows customers to send data at speeds of up to 86 kilobits per second (kbps), five times faster than what was previously available. By the end of 2003, our high-speed wireless network covered:

Wireless services

For the year ended December 31	2003	2002	2001

Wireless revenues (in $ millions)	2,526	1,916	1,589
Cellular and PCS net activations (in thousands)
Prepaid	101	(3)	210
Post-paid	413	389	391

Total activations	514	386	601

Cellular and PCS subscribers (1) (in thousands)
Prepaid	1,059	901	904
Post-paid	3,353	2,467	2,078

Total cellular and PCS subscribers	4,412	3,368	2,982

Average revenue per unit (cellular and PCS) ($/month)	48	47	46
Prepaid	12	12	13
Post-paid	60	61	61
Usage per subscriber (cellular and PCS) (minutes/month)	228	202	180
Churn rate (2) (cellular and PCS) (average per month)	1.4%	1.5%	1.5%
Paging subscribers (1) (in thousands)	524	586	657
Estimated national revenue market share (3)	33.2%	32.9%	31.6%

(1) At December 31. (2) The rate at which existing subscribers cancel their services is called churn. (3) Includes Aliant.

Data services

For the year ended December 31	2003	2002	2001

Data revenues (in $ millions)	3,791	3,458	3,182
Internet subscribers (in thousands)
DSL high-speed (1)	1,482	1,014	689
Dial-up (2)	869	766	825

Total Internet subscribers	2,351	1,780	1,514

Digital equivalent access lines (3) (in thousands) (Bell Canada only)	3,867	3,683	3,713
Estimated in-territory share of high-speed consumer Internet market (Ontario and Québec)	42.8%	42.2%	41.7%

(1) High-speed Internet subscribers include consumer, business and wholesale subscribers at December 31.
(2) Dial-up subscribers include consumer and business subscribers at December 31.
(3) Digital equivalent access lines are calculated by converting lower capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines at December 31.

10    2003 Annual information form    Bell Canada

•	95% of the population in Ontario and Québec, which is the same as our analogue coverage in these regions
•	60% of the population in Atlantic Canada
•	Calgary, Edmonton and Vancouver in Western Canada.

    The table on the previous page is a summary of our wireless revenues and other statistics.

Data services
High-speed Internet access services provided through digital subscriber line (DSL) technology for residential and SMB customers are a growth area for us. We provide high-speed and dial-up Internet access to residential customers in our incumbent territories primarily through the Sympatico brand.
     The table on the previous page is a summary of our data services and shows revenues, number of Internet subscribers and other statistics.
     DSL was available to 78% of home and business lines passed in Ontario and Québec at the end of 2003, up from 75% at the end of 2002. In Atlantic Canada, DSL was available to 65% of homes at the end of 2003 compared to 60% at the end of 2002. Bell Canada is scheduled to begin installing new low-density DSL remotes in neighbourhoods in 2004 to further expand its DSL footprint.
     In the fourth quarter of 2003, we announced our plans to double the speed of our main consumer DSL offering, Sympatico High Speed Edition, to 3 megabits per second (Mbps) from 1.5 Mbps. We also announced that we would be increasing the speed for our Ultra customers in early 2004 to 4 Mbps from 3 Mbps.
     We offer a full range of data services to business customers, including local network access, Internet access, IP/broadband, managed network solutions, frame relay, asynchronous transfer mode (ATM) and e-commerce services, as well as sales of communications and related equipment. In 2004, we will start retiring many of our legacy data services, including frame relay and ATM, as we carry out our IP strategy (see Our objectives and strategy).
     Our incumbent telephone companies provide data services to business customers in their home territory. Bell West provides these services in Western Canada.

DTH satellite television services
DTH satellite television services have rapidly become a major competitor to cable television. Bell ExpressVu has been delivering digital services directly to Canadian homes and businesses since 1997. It is Canada’s largest licensed DTH distributor of digital programming, with more than 300 digital television and CD-quality audio channels, more than 60 pay-per-view channels, and unique interactive TV services such as Hockey Night in Canada Plus. It is also Canada’s leading provider of high-definition television (HDTV) with over 20 HDTV channels. Bell ExpressVu uses two satellites, Nimiq 1 and Nimiq 2, which are owned by Telesat Canada (Telesat). BCE owns 100% of Telesat.
     In 2003, Bell ExpressVu began expanding into the multiple-dwelling unit market in Toronto using VDSL. This market represents approximately 40% of all households in Toronto. VDSL allows Bell ExpressVu to deliver video signals to up to three televisions, a high-speed Internet connection and on-screen access to calling features, such as calling-line identification, through one set-top box.
     Signal piracy continues to be a major issue facing all segments of the Canadian broadcasting industry. During the year, Bell ExpressVu intensified its ongoing efforts against television signal theft with several new initiatives. These included:
•	an electronic countermeasure program that transmits electronic signals to disable set-top boxes with illegal cards
•
the use of new sophisticated set-top box tracking systems and implementation of specific point-of-sale practices, such as obtaining customer photo identification and credit card information, and requiring customers to pre-register online, to ensure that set-top boxes are being used by legitimate subscribers

•
Bell ExpressVu also launched a public awareness campaign about signal theft and its new measures to combat this industry problem. This included print and TV advertising, as well as letters to existing customers.

    The table below is a summary of our DTH satellite television services revenues, number of subscribers and other statistics.

Terminal sales and other
This category includes revenues from a number of other sources, including:
•	renting, selling and maintaining terminal equipment
•	wireless handset sales
•	wholesale international switched minutes
•	network installation for third parties.

The table below shows our revenues from terminal sales and other.

DTH satellite television services

For the year ended December 31	2003	2002	2001

DTH revenues (in $ millions)	761	–	–
DTH subscribers (1) (in thousands)	1,387	–	–
Estimated share of DTH subscribers	63%	–	–
DTH and cable estimated market share (subscribers)	14%	–	–

(1) At December 31.

Terminal sales and other

For the year ended December 31	2003	2002		2001

Other revenues (in $ millions)	1,028	1,452	(1)	1,618	(1)

(1) Includes revenues from our directories business that was sold in November 2002. See Business highlights – 2002 highlights for more details.

Bell Canada    2003 Annual information form    11

Discontinued operations

In the past two years, we have disposed of, or approved formal plans for disposing of, a number of our businesses. These include:

•	Bell Canada’s directories business, which was sold in November 2002
•	Aliant’s emerging business segment, the assets of which were sold in 2003
•	Aliant’s remote communications segment, which consisted of Aliant’s 53.2% investment in Stratos Global Corporation (Stratos). Stratos was sold in December 2003.

    All of these business dispositions were treated as discontinued operations, except for the sale of the directories business.
    Treating business dispositions as discontinued operations means that we restated the financial results of all previous years to exclude the results of these businesses. The sale of our directories business in November 2002 was not treated as a discontinued operation because it did not meet the criteria set out in the Canadian Institute of Chartered Accountants (CICA) Handbook. As a result, our financial results before that date were not restated to exclude the financial results of that business.

Marketing and distribution channels

We deliver our products and services through:

•	approximately 9,800 call centre and direct sales representatives
•	approximately 670 Bell World/Espace Bell stores and retail dealer locations. We own approximately 115 of these stores. Independent agents and franchisees own the balance.
•	the bell.ca and aliant.net websites.

    Customers can buy our full range of products through the call centres, retail stores, sales representatives and our web portals.
    Our large wireline customer base and our ability to cross-sell through a variety of distribution channels are key competitive advantages. Cross-selling provides value for our customers, which increases the amount they spend with us. It also allows us to simplify our product offering and to compete aggressively. Our ability to cross-sell enhances revenue per customer, reduces churn and improves productivity.
     We will continue to focus on cross-selling and bundling our products and services, including Internet access, wireless and DTH satellite television, to residential customers.
    Communications products and services for Bell Canada’s SMB customers are delivered by Bell Canada’s SMB group. They are sold through web portals, call centres and dedicated sales representatives. We will continue to focus on increasing the number of products per customer in this market by cross-selling Internet access, wireless, gateways, conferencing, and network architecture and consulting services. We will also continue to simplify our processes and the overall experience for our customers.
    Communications products and services for Bell Canada’s large enterprise customers are delivered by Bell Canada’s Enterprise group. They are sold through our web portals, call centres, dedicated sales representatives, as well as through competitive bids that we win. In addition to basic communications services, the Enterprise group bundles products, services and professional services into fully managed, end-to-end, network-based business solutions for its customers. It also partners with third parties to bid on and sell complex business solutions. We are focusing on increasing the number of customers that buy business solutions. These offer more value, strengthen relationships with customers and help reduce churn.

Networks

Our communications networks provide voice, data, wireline and wireless services to residential and business customers across Canada and in limited areas of the United States. Our infrastructure includes:

•	national transport for voice and data, including Internet traffic
•	urban and rural infrastructures for delivering services to residential and business customers
•	national wireless networks that provide voice and data services
•	satellite and VDSL delivery of video services to residential customers.

    The national voice and data network consists of more than 10,000 miles of optical fibre, which is configured as multiple rings for redundancy and fault protection. It reaches all major metropolitan centres and many smaller ones in Canada, as well as New York, Chicago and Seattle in the United States, at a speed of 10 gigabits per second.
    Our networks in major Canadian cities provide state-of-the-art high-speed access at gigabit speeds based on IP technology, while continuing to be a key provider of traditional voice and data services. The national data network has more than 750 gigabits per second of capacity and transports more than 150 gigabits per second of Internet traffic to Canadian customers every day.
    In total, our wireless infrastructure covered 94% of Canada’s population at December 31, 2003. In 2002, we launched state-of-the-art 1xRTT technology that allows customers to send data at speeds of up to 86 kbps, five times faster than what was previously available.
    To reach high value business customers, we have installed more than 200,000 miles of optical fibre in most cities in Ontario, Québec and the Atlantic provinces, and in Vancouver, Edmonton and Calgary. This optical fibre also carries Internet traffic to and from high-speed customers.
    We have extensive copper and voice-switching networks that provide local and interexchange voice services to all of our business and residential customers in Ontario, Québec and the Atlantic provinces.
    The telecommunications industry is currently going through a major transformation as it evolves from multiple service-specific networks to IP-based communications. In December 2003, we announced our multi-year plan to lead change in the industry and set the standard in the IP world while continuing to deliver on our goals of innovation, simplicity and service, and efficiency. See Our objectives and strategy.

Competition

Since the local services market was opened to competition in 1998, almost all of the markets that we operate in are competitive. We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications, and television service providers, but also with other businesses and industries. These include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems and system integrators, and other companies that deal with, or have access to, customers through various communications networks. See About our businesses for more information about our competitive position.
    The CRTC regulates the prices we can charge for basic access services. See The regulatory environment we operate in for more information.
    We face increasing cross-platform competition as customers substitute new technologies for traditional services. For example, our wireline busi-

12    2003 Annual information form    Bell Canada

ness competes with wireless and Internet services, including chat services, instant messaging and e-mail, which are now considered to be substitutes for, rather than complements to, wireline services.     We expect to face competitive pressure from cable companies as they implement VoIP services over their networks and from other emerging competitors, including municipal electrical utilities and VoIP providers, such as Primus Telecommunications Canada Inc. (Primus) and Vonage Holdings Corp. We expect these kinds of competition to intensify as growth in Internet and wireless services continues and new technologies are developed. Cross-platform competition will be increasingly intense as technologies, such as VoIP, improve and gain market acceptance.
    Technology substitution, and VoIP in particular, has reduced barriers to entry that existed in the industry. This has allowed competitors with limited access to financial, marketing, personnel and technological resources to rapidly launch new products and services and to gain market share.

Local and access
Our main competitors in local and access services are:

•	Allstream Corporation (Allstream) (formerly AT&T Canada Inc.)
•	Call-Net Enterprises Inc. (Call-Net)
•	Telus Corporation (Telus)
•	Eastlink Communications (Eastlink), in the Maritime provinces
•	Futureway Communications Inc., in the greater Toronto area.

Long distance
Competition in the long distance services market has been based primarily on price, which has led to discounting in the large enterprise market and flat-rate pricing in the residential and small business markets. The rate of decreases in prices, however, has eased over the past several years.
    We experience significant competition in long distance from dial-around providers, prepaid card providers, wireless service providers and others, and from traditional competitors, such as interexchange carriers and resellers. In addition, customers are substituting Internet chat services, instant messaging and e-mail for long distance services. This has led to a decline in revenues for traditional long distance services.
    Our major competitors in long distance are:

•	Telus
•	Allstream
•	Call-Net
•	prepaid long distance providers, such as Group of Goldline
•	Primus
•	dial-around providers, such as Yak and Looney Call, which are divisions of YAK Communications (Canada) Inc.
•	Eastlink, in the Maritime provinces.

Wireless
The Canadian wireless telecommunications industry is highly competitive. We compete directly with other wireless service providers that have aggressive product and service introductions, pricing and marketing, and with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.
    Bell Mobility and Aliant Telecom compete for cellular and PCS customers, dealers and retail distribution outlets directly with:

•	Rogers Wireless Communications Inc.
•	Telus Mobility (a business unit of Telus)
•	Microcell Telecommunications Inc. (Fido).

    Competition for subscribers to wireless services is based on price, services and enhancements, technical quality of the cellular and PCS system, customer service, distribution, coverage and capacity. Competition from the development of new products and services has increased market awareness of wireless telecommunications services among customers.

Data
We face intense competitive pressure in the data services market. Cable companies and independent Internet service providers (ISPs) have increased competition in the broadband and Internet access services business. Competition has led to pricing for Internet access in Canada that is among the lowest in the world.
    In the high-speed Internet access services market, we compete with large cable companies, such as:

•	Rogers Cable Inc. (Rogers)
•	Le Groupe Vidéotron Ltée (Vidéotron)
•	Cogeco Cable Inc. (Cogeco)
•	Eastlink, in the Maritime provinces.

    In the dial-up market, we compete with America Online, Inc., Primus and approximately 500 independent ISPs.
    The business market for data services has been open to competition for more than 20 years. Intense competition has led to gradual forbearance on many products. Our main competitors in the business market for data services in Canada are:

•	Telus
•	Allstream
•	Call-Net
•	IBM Canada Ltd.
•	EDS Canada Inc.
•	various affiliates of municipal electrical utilities.

DTH satellite television
Competition for subscribers is based on the number and kinds of channels offered, quality of the signal, set-top box features, availability of service in the region, price and customer service. Bell ExpressVu competes directly with Star Choice Television Networks Inc., another DTH satellite television provider, and with cable companies across Canada. These cable companies have recently upgraded their networks, operational systems and services, which could improve their competitiveness.
     Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. Bell ExpressVu’s competitors also include Canadian cable television providers, such as:

•	Rogers
•	Shaw Communications Inc.
•	Vidéotron
•	Cogeco
•	Eastlink, in the Maritime provinces.

New reporting structure

In May 2003, we announced a new business structure that simplified our operations by creating business divisions that reflect the major customer segments we serve. Starting in the first quarter of 2004, we will present and discuss our operating results under these segments:

Bell Canada    2003 Annual information form    13

•	The consumer segment provides the following services to Bell Canada’s residential customers mainly in Ontario and Québec:
	–	local telephone and long distance through the Bell brand
	–	wireless through Bell Mobility
	–	Internet access through the Sympatico brand
	–	television services through the ExpressVu brand and VDSL.
•
The business segment provides local telephone, long distance, data and other services to Bell Canada’s SMB and large enterprise business customers in Ontario and Québec and to medium-sized and large enterprise business customers in Western Canada.

•	The Aliant segment provides local telephone, long distance, wireless, data and other services to residential and business customers in Atlantic Canada.

Protecting the environment

Bell Canada monitors its operations to ensure that it complies with environmental requirements and standards, and takes action to prevent and correct problems, when needed. It has put in place an environmental management and review system that provides early warning of potential problems, identifies management and cost saving opportunities, establishes a course of action and ensures ongoing improvement through regular monitoring and reporting.
    One of its key tools is the corporate environmental plan, which outlines the environmental activities of Bell Canada’s various business units. The plan identifies funding requirements, accountabilities and deliverables, and monitors Bell Canada’s progress in meeting its objectives.
    For the year ended December 31, 2003, Bell Canada spent $13 million on environmental activities. 76% of this was for expenses and 24% was for capital expenditures. For 2004, Bell Canada has budgeted $14 million (68% for expenses and 32% for capital expenditures) to ensure that its environmental policy is applied properly and its environmental risks are minimized.
    In addition to its extensive environmental management system, Bell Canada is an active member of the Global e-Sustainability Initiative (GeSI), an international organization that promotes sustainable development in the information and communications technology (ICT) industry. Partners of the GeSI acknowledge the need for the ICT industry to take a leadership role in:

•	better understanding the impact and opportunities offered by its evolving technology in a fast growing information society
•	providing individuals, businesses and institutions with sustainable solutions to the challenges they face in attempting to maintain a balance between economy, ecology and society.

    Aliant has established environmental processes that are similar to Bell Canada’s.

BUSINESS HIGHLIGHTS

This section describes significant events in the past three years that have influenced our business.

2003 highlights

Key acquisitions and dispositions

Agreement with MTS
The agreement between Bell Canada and MTS to create Bell West included put and call options relating to MTS’s 40% interest in Bell West. On February 2, 2004, MTS exercised its option to sell its 40% interest in Bell West to Bell Canada for approximately $645 million in cash. The cash is payable at closing, which is expected to occur on or before August 3, 2004. As a result, Bell Canada will own 100% of Bell West.
    Bell Canada will finance the purchase of MTS’s 40% interest in Bell West with cash on hand, from cash raised from operations or by issuing debt.

Sale of interest in Yellow Pages Group
On December 17, 2003, Bell Canada announced that it had completed the sale of a 3.66% interest in each of YPG LP and YPG General Partner Inc. (Yellow Pages Group) to the YPG Trust. Twelve million limited partnership units and 12 million common shares were sold to YPG Trust for a net cash consideration of $135 million.
    On February 10, 2004, Bell Canada exchanged its remaining interest for units of the Yellow Pages Income Fund. We currently have a 3.24% indirect interest in the Yellow Pages Group, on a fully diluted basis.     Depending on market conditions and other factors that we may consider material to our investment decisions, we may dispose of some or all of our interest in Yellow Pages Group in the future.

Sale of Stratos by Aliant
On October 6, 2003, Aliant announced that it had completed the sale of 26,141,024 subscription receipts for $13.00 each. Each subscription receipt entitled the holder to acquire one common share of Stratos that Aliant held when the U.S. Federal Communications Commission (FCC) approved the transaction. In December 2003, after receiving approval from the FCC and other regulatory bodies, the subscription receipts were exchanged for common shares of Stratos, and Aliant completed the sale of its 53.2% interest in Stratos.
    Aliant received $340 million ($320 million net of selling costs) in cash for the sale. At the time of the sale, the net carrying value of Stratos’ net assets was $215 million. Stratos had total assets of $696 million, including $52 million in cash and cash equivalents, and total liabilities of $372 million. The transaction resulted in a gain on sale of $105 million ($48 million after taxes and non-controlling interest).

Sale of Certen Inc. (Certen)
On July 2, 2003, Bell Canada sold its 89.9% ownership interest in Certen to a subsidiary of Amdocs Limited for $89 million in cash.
    The carrying value of Certen’s net assets was $159 million at the time of the sale. Certen had total assets of $450 million, including $34 million in cash and cash equivalents, and total liabilities of $291 million.
    At the time of the sale, Bell Canada extended the remaining term of its contract with Certen and Amdocs Limited for billing operations outsourcing, customer care and billing solutions development from four years to seven years. Bell Canada received a perpetual right to use and modify the intellectual property relating to the billing system. It recorded the perpetual right as an intangible asset of $494 million that will be amortized against earnings over the remaining life of the contract.
    Bell Canada recorded a liability of $392 million. This represented its future payments to Certen over the remaining life of the contract for the

14    2003 Annual information form    Bell Canada

development of Bell Canada’s billing system. The development work was largely completed at the time of the sale. This liability will be reduced as Bell Canada makes payments to Certen. The future income tax liability relating to the intangible asset and long-term liability was $32 million. The transaction did not result in any gain or loss for Bell Canada.

Key developments
The telecommunications industry is currently going through a major transformation as it evolves from multiple service-specific networks to IP-based communications. On December 17, 2003, we announced our multi-year plan to lead change in the industry and set the standard in the IP world while continuing to deliver on our goals of innovation, simplicity and service, and efficiency. Significant progress was made in 2003 in furthering our innovation goals.

Setting the standard
Within the next three years, we plan to move 100% of Bell Canada’s core traffic to a national IP-based network and to offer a full range of IP services to 90% of Bell Canada’s customers. IP-based communications will allow us to further enhance our revenue growth profile and realize on our promise of simplicity for customers by offering new value-added features, faster and simpler delivery and greater self-service capabilities. It will also provide Bell Canada with significant opportunities to reduce costs in the future.

Agreement with Cisco Systems Canada (Cisco)
On January 19, 2004, Bell Canada and Cisco announced a strategic alliance to accelerate the creation, commercialization and delivery of a comprehensive suite of IP services. These services will allow large and medium-sized business customers to benefit from an integrated IP-based network for data, voice and video. As a result of this alliance, Bell Canada will build on its network capability and focus its investments towards a single IP/Multi-Protocol Label System (MPLS) service delivery network with a national footprint.

Agreements with Lucent Technologies Canada Corp. (Lucent)
On October 20, 2003, Bell Canada and Lucent announced their agreement to accelerate the delivery of Bell Canada's broadband services to more customers in Ontario and Québec.
    Bell Canada plans to expand the distribution of its Sympatico High Speed Edition Internet service using Lucent’s new technology. In addition, Bell Canada will evolve its voice messaging services using Lucent’s new IP-based platform AnyPath Messaging System. AnyPath allows subscribers to access and manage all of their communications needs – voicemail, e-mail, faxes, text messages and voice-controlled web-browsing – on one proven, reliable platform using a telephone, wireless device or personal computer.
    This initiative is expected to significantly increase the reach of Bell Canada’s IP-based applications and services, and to make it easier for customers to access innovative content and feature-rich communications services.

Agreements with Microsoft
On June 16, 2003, Bell Canada announced a strategic alliance with Microsoft to create Internet services that are easier to use, more secure and more entertaining. Bell Canada plans to combine the best of Sympatico. ca and MSN.ca to create a new co-branded portal that will be available to all Canadian Internet consumers.
    On October 9, 2003, Bell Canada and Microsoft announced that they intend to work together to test and distribute television services based on new IPTV technology. Bell Canada and Microsoft will explore how to deliver engaging, high-quality digital television programming over Bell Canada’s broadband network using Microsoft TV’s IPTV technology.
     Microsoft TV’s IPTV technology is expected to use industry-leading video compression technology to substantially reduce bandwidth requirements. This will allow Bell Canada to deliver broadcast quality video services to a variety of devices over its broadband network. Microsoft TV’s IPTV technology is designed to support standard and high-definition channels, on-demand programming and interactive program guides, as well as service that will use two-way, interactive platforms in the future.

Agreements with Nortel Networks Corporation (Nortel)
On September 8, 2003, Bell Canada announced that it is partnering with Nortel to build Canada’s most advanced next-generation network based on IP technology. Bell Canada expects to deliver the latest IP telephony and multimedia applications and services to Canadians under a comprehensive agreement with Nortel that includes a joint research and development initiative.
     Bell Canada plans to initially invest $200 million over three years in Nortel technology to provide new services to its large enterprise customers. Bell Canada plans to expand this IP infrastructure to deliver next-generation services to its SMB customers.
    The move to an IP infrastructure builds on Bell Canada's previous network planning initiatives. As a result, Bell Canada does not need to build a completely new network. For example, Bell Canada's current systems are built on Nortel digital switching technology. Next-generation VoIP and multimedia networks can be easily integrated with little or no displacement of existing technologies. As a result, Bell Canada expects that implementing the IP infrastructure will be cost efficient.
    On December 16, 2003, Bell Canada announced that it was adding Nortel optical network technology to its IP offering. This will allow greater volumes of voice and data to travel at faster speeds over the Internet at lower costs. Bell Canada plans to invest $170 million over two years in Nortel optical network technology.

Other developments

Creation of Video Group
On December 16, 2003, Bell Canada announced the creation of the Bell Canada Video Group. It is part of Bell Canada's consumer markets group and is responsible for our video initiatives. These include DTH satellite television, VDSL services and future IP television services.

New director
On October 29, 2003, we announced the appointment of Ronald A. Brenneman, Chief Executive Officer of Petro-Canada, as a director of Bell Canada, effective November 24, 2003. Mr. Brenneman is also a director of BCE and Telesat.

2002 highlights

The following events influenced our business in 2002 or were referred to in our 2002 AIF:

•	Bell Globemedia Inc. (Bell Globemedia) bought Lycos Inc.'s 29% stake in the Sympatico-Lycos joint venture and took full control of Sympatico.ca, Canada’s largest Internet portal. The Sympatico.ca

Bell Canada    2003 Annual information form    15

portal and its associated city site properties were transferred from Bell Globemedia Inc. to Bell Canada so that they could be more closely tied to our Sympatico Internet access services.
•	BCE transferred its 14% interest in Aliant at carrying value to us in exchange for common shares of Bell Canada. As a result of the transaction, we owned 53% of Aliant.
•	BCE transferred its 100% investment in Bell ExpressVu at carrying value to a partnership held 52% by us and 48% by BCE, in exchange for units in the partnership.
•
On November 29, 2002, we and certain affiliates sold our print and electronic directories business for approximately $3 billion ($2.8 billion net of selling costs and after the acquisition of an approximate 10% interest in the acquisition vehicle) in cash to Yellow Pages Group, an entity ultimately controlled by Kohlberg Kravis Roberts & Co. L.P. and the Ontario Teachers’ Merchant Bank, the private equity arm of the Ontario Teachers’ Pension Plan Board.

•	BCE, BCH and entities controlled by SBC entered into agreements that ultimately led to BCE’s repurchase of SBC’s 20% interest in BCH for $6.32 billion.
•
Bell Canada and MTS created Bell West by combining Bell Canada’s interests in the wireline assets of BCE Nexxia Inc. (now a division of Bell Canada) in Alberta and British Columbia with Bell Canada’s and MTS’s interests in Bell Intrigna Inc.

•
BCE announced that it would stop providing long-term funding to Teleglobe Inc. (Teleglobe). On May 15, 2002 and later in the year, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in various countries, including Canada and the United States. During the second quarter of 2002, we completed our assessment of the carrying value of our investment in Teleglobe (accounted for on a cost basis) and a write-down of $1.354 billion was recorded, reducing the value of the investment to nil. On September 19, 2002, Teleglobe announced the execution of agreements for the sale of its core telecommunications business, which was completed in June 2003. On December 31, 2002, after obtaining court approval, we sold all of our common and preferred shares in Teleglobe to the court-appointed monitor for a nominal amount.

•	Bell Canada announced the initial public offering of units of the Bell Nordiq Income Fund. The fund acquired an approximate 37% interest in each of Télébec and Northern Telephone from Bell Canada.
•
Bell Canada recorded a pre-tax charge of $302 million in the fourth quarter of 2002 ($190 million after taxes). This included restructuring charges of $232 million and other charges of $70 million. The restructuring charges were mainly from streamlining Bell Canada’s management, line and other support functions. They included severance for approximately 1,700 employees, enhanced pension benefits and other employee costs. The restructuring was largely completed in 2003. Other charges consisted mainly of various accounts receivable write-downs relating to billing adjustments and unreconciled balances from previous years that were identified in 2002.

•
The members of the Canadian Telecommunications Employees’ Association (CTEA) ratified a settlement reached between the CTEA and Bell Canada relating to the 1994 pay equity complaints that the CTEA filed on behalf of its members before the Canadian Human Rights Commission.

•
At the same time we were developing our new billing system, we adopted a new and more precise method for analysing receivables by customer and by service line. This method allows us to more accurately determine the validity of amounts that customers owe to us. The analysis indicated that a write-down of accounts receivable of $272 million ($177 million after taxes) was appropriate at June 30, 2002. Because these amounts came from legacy billing systems and processes, Bell Canada carried out a detailed review of billings and adjustments for the period from 1997 to 2002. It determined that these amounts were the cumulative result of a series of individually immaterial events and transactions relating to its legacy accounts receivable systems dating back to the early 1990s.

•
Bell Mobility entered into agreements through the Bell Wireless Alliance (BWA) that gives customers PCS access throughout Canada. The BWA includes Bell Mobility, Aliant Telecom, MTS Mobility (a division of MTS) and SaskTel Mobility (a division of Saskatchewan Telecommunications). It also entered into an agreement with Sprint Spectrum, L.P. (Sprint PCS) that gives customers PCS access throughout the United States.

•
Bell Mobility entered into a master agreement with Sprint PCS for preferred collaboration in business and technology planning, procurement, intellectual property licence, and product and platform development relating to wireless and wireless-related telecommunications services and products.

•	After Mr. Jean C. Monty resigned as Chief Executive Officer of Bell Canada, Mr. Michael J. Sabia was appointed as Chief Executive Officer of Bell Canada.
•	Bell Mobility and Aliant Telecom launched the next-generation 1X wireless network and related devices.
•
The CRTC issued its decision on incumbent affiliates. This decision made several important changes to the regulatory regime for Bell Canada. See The regulatory environment we operate in for more information.

•
Industry Canada asked the house standing committee on industry, science and technology to conduct a review to determine whether the current Canadian ownership requirements included in the Telecommunications Act and associated regulations should be changed.

•	Industry Canada announced its decision not to allow widespread use of radiocommunication jamming devices in Canada.
•	The CRTC released its second Price Cap decision. See The regulatory environment we operate in for more information.

2001 highlights

The following events influenced our business in 2001 or were referred to in our 2001 AIF:

•
We recorded pre-tax charges of $864 million ($542 million after taxes and non-controlling interest) in the first and fourth quarters. This included restructuring charges of $470 million and other charges of $394 million. The restructuring charges were from our streamlining initiatives and included employee severance for approximately 3,900 employees, enhanced pension benefits and other employee costs. The restructuring was completed in 2002. Other charges mainly consisted of the write-down of Bell Mobility’s wireless capital assets, in particular, its analogue networks, paging networks and PCS base stations.

•	Bell Mobility and Aliant Telecom entered into an enhanced 10-year network reciprocity agreement with Telus Mobility. This allowed us to

16    2003 Annual information form    Bell Canada

expand access to advanced digital voice and data services in mostly rural areas in Eastern and Western Canada. In November 2002, this agreement was extended to provide reciprocal access to the 1X networks of Bell Mobility, Aliant Telecom and Telus Mobility.

•	Bell Mobility launched its consumer service in Western Canada.
•	Bell Canada, La Confédération des caisses populaires et d’économie Desjardins du Québec and Connexim, L.P. launched a strategic telecommunications alliance.
•
BCE, The Thomson Corporation and The Woodbridge Company Limited created Bell Globemedia. As part of this transaction, we sold our 71% interest in Sympatico to BCE for a total of $425 million, which resulted in a gain of $373 million.

•
Bell Mobility successfully bid on 20 new PCS spectrum licences in Industry Canada’s auction for a total of approximately $720 million. These licences allowed Bell Mobility to launch its network in British Columbia and Alberta, and to increase its spectrum holdings in congested urban areas, such as Toronto and Montréal. Bell Mobility’s partners in the BWA also acquired additional PCS spectrum in the auction.

•
Bell Canada and Amdocs Limited created Certen. Amdocs Limited specializes in customer care and billing solutions. Certen’s initial focus was to develop a billing system that consolidates all of our services, including local, long distance, wireless, broadband and Internet.

THE REGULATORY ENVIRONMENT WE OPERATE IN

This section describes the legislation that governs our businesses, and provides highlights of government consultations and recent regulatory changes.
    The CRTC, an independent agency of the Government of Canada, is responsible for regulating Canada’s telecommunications and broadcasting systems. The CRTC may decide not to regulate all or part of certain services or classes of telecommunications services if there is enough competition to protect the interests of users. The CRTC may also exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if the CRTC is satisfied that complying with those requirements will not materially affect the implementation of Canadian broadcasting policy.
    The following is a list of certain services that the CRTC has decided not to regulate:

•
On January 24, 2002, the CRTC ruled that it would not regulate the delivery of international private line services, but would retain international licensing conditions. It also ruled that it would not regulate rates charged for wireless and DTH satellite television services because there was enough competition to protect the interests of users.

•
On August 31, 2001, the CRTC ruled that it would not regulate certain services that Incumbent Local Exchange Carriers (ILECs), such as Bell Canada and Aliant Telecom, provide outside of their traditional operating territory. It concluded that ILECs should have the same freedom from regulation as other carriers that provide these services.

•
On June 16, 2000, the CRTC ruled that it would not regulate wide area network (WAN) services because companies can obtain access and transport facilities at non-discriminatory rates, terms and conditions.

•
On May 17, 1999, the CRTC announced that it would not regulate new media services on the Internet and that new media services that are subject to the Broadcasting Act would not require a broadcasting licence. The CRTC concluded that new media on the Internet are achieving the goals of the Broadcasting Act and that any attempt to regulate them might put the Canadian industry at a competitive disadvantage in the global marketplace.

Legislation that governs our business

Bell Canada, Aliant Telecom and several of Bell Canada’s direct and indirect subsidiaries and associated companies, including Bell Mobility and Bell ExpressVu, are regulated by the CRTC. Other aspects of the businesses of Bell Canada, Bell Mobility and MT&T Mobility Inc. (MT&T Mobility), a subsidiary of Aliant Telecom, are regulated in various ways by federal government departments, in particular Industry Canada.

Bell Canada Act
Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada.

Telecommunications Act
The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and gives the government the power to give general direction to the CRTC on any of these objectives. It applies to Bell Canada and several of our companies and partnerships, including Bell Mobility, Northern Telephone, Northwestel, Télébec and Aliant Telecom and its affiliates.
    Under the Telecommunications Act, all telecommunications common carriers must seek regulatory approval for all proposed tariffs for telecommunications services, unless the services are exempt or are not regulated. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy.
    The Telecommunications Act includes the following ownership requirements for companies, such as Bell Canada, Aliant Telecom or Bell Mobility, that operate as telecommunications common carriers:

•	they must be eligible to operate as Canadian carriers
•	they must be Canadian owned and controlled corporations. Direct ownership must be at least 80% Canadian and indirect ownership, such as indirect ownership by BCE, must be at least 662/3% Canadian.
•	they must not otherwise be foreign controlled
•	at least 80% of the members of their board of directors must be Canadian.

    Bell Canada is required to meet certain quality of service standards that the CRTC has established in various decisions. One set of standards relates to the quality of service provided to retail customers, while a second set of standards relates to the quality of wholesale services provided to competitors. If these standards are not met, Bell Canada is subject to financial penalties.

Broadcasting Act
The Broadcasting Act assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to:

Bell Canada    2003 Annual information form    17

•	protect and strengthen the cultural, political, social and economic fabric of Canada
•	encourage the development of Canadian expression.

Most broadcasting activities require a broadcasting licence or broadcasting distribution licence from the CRTC. A corporation must meet the following ownership requirements to obtain a broadcasting or a broadcasting distribution licence:

•	it must be Canadian owned and controlled. At least 80% of all outstanding and issued voting shares and at least 80% of the votes must be beneficially owned directly by Canadians.
•	it must not otherwise be controlled by non-Canadians
•	at least 80% of the board of directors, as well as the chief executive officer, must be Canadian
•
at least 662/3% of all outstanding and issued voting shares, and at least 662/3% of the votes of the parent corporation, must be beneficially owned and controlled, directly or indirectly, by Canadian interests.

    If the parent corporation of a broadcasting licensee has fewer than 80% Canadian directors on its board of directors, a non-Canadian chief executive officer or less than 80% Canadian ownership, the parent corporation must demonstrate to the CRTC that it or its directors does not have control or influence over any of the broadcasting licensee’s programming decisions.
    Corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee. The CRTC may impose certain requirements, including the payment of certain benefits, as a condition of the transfer.
    Four of our partnerships or subsidiaries – Bell ExpressVu, Aliant Telecom, Northwestel and Télébec – have broadcasting distribution licences that allow them to offer services. Bell ExpressVu is permitted to offer services nationally. Aliant Telecom is permitted to offer services in Nova Scotia and New Brunswick, Télébec in specific areas of Ontario and Québec and Northwestel in specific areas of the Northwest Territories and Nunavut.
    Bell ExpressVu’s existing DTH distribution undertaking licence was scheduled to be renewed in August 2003, but was extended to March 31, 2004 so that the CRTC could review Bell ExpressVu’s application. The CRTC held the hearings on the renewal application in October 2003. While we expect this licence will be renewed, there is no assurance that it will be renewed under the same terms and conditions.

Radiocommunication Act
Industry Canada regulates the use of radio spectrum by Bell Canada, Bell Mobility, Aliant Telecom, MT&T Mobility and other wireless service providers under the Radiocommunication Act. Under the Act, Industry Canada ensures that:

•	radio communication in Canada is developed and is operated efficiently
•	the set up of, and any changes to, radio stations are orderly.
The Minister of Industry has the discretion to:
•	issue radio licences
•	set technical standards for radio equipment
•	establish licensing conditions
•	decide how radio spectrum is allocated and used.

    Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada, Bell Mobility and Aliant Telecom, must meet the same ownership requirements that apply to corporations under the Telecommunications Act.
    Industry Canada recently issued a decision on cellular and PCS licences. See Industry Canada licensing and fees consultation for details.
    The main terms of the spectrum licences include:

•
divisibility and transferability rights that allow wireless carriers to dispose of or acquire additional auctioned spectrum in the secondary market, subject to certain limits and ownership requirements

•	investing an amount equal to 2% of adjusted gross revenues in telecommunications-related research and development
•	notifying the Minister of Industry before making any material change in ownership or control
•	requirements for reselling PCS and cellular services and facilities to other 1995 PCS licensees.

Key regulatory changes

This section describes key regulatory changes in past years that have influenced our business.

Second price cap decision
In May 2002, the CRTC issued decisions relating to new price cap rules that will govern ILECs for a four-year period, starting in June 2002. These decisions:

•	set a 3.5% productivity factor on many capped services which may require Bell Canada and some of its subsidiaries to reduce prices on these services
•	extended price cap regulation to more services
•	reduced the prices that ILECs can charge competitors for services
•	set procedures for enforcing standards of service quality
•	effectively froze rates for residential services.

    The CRTC also established a deferral account, but has not yet determined how the funds in the account will be used. It will start a proceeding in 2004 to address issues related to the deferral accounts of ILECs.
    The balance in Bell Canada’s and Aliant Telecom’s deferral accounts was estimated to be approximately $160 million at the end of 2003. Almost all of these funds are expected to be used in 2004.
    On December 2, 2003, Bell Canada filed an application with the CRTC asking for approval to use some of the funds in its deferral account to expand its broadband services to certain areas. On December 24, 2003, the CRTC indicated that it plans to review this proposal as part of its proceeding in 2004.

Decision on incumbent affiliates
On December 12, 2002, the CRTC released its decision on incumbent affiliates, which requires Bell Canada and its carrier affiliates to receive CRTC approval on contracts that bundle tariffed and non-tariffed products and services. This means that:

•	all existing contracts that bundle tariffed and non-tariffed products and services must be filed with the CRTC for approval
•	all new contracts that bundle tariffed and non-tariffed products and services must receive CRTC approval before they are carried out
•	carrier affiliates must meet the same approval requirements as Bell Canada on products and services they offer in Bell Canada’s operating territory.

18    2003 Annual information form    Bell Canada

   On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they file tariffs with the CRTC. The customer’s name will be kept confidential, but the pricing and service arrangements it has with Bell Canada will be available on the public record.
    On October 23, 2003, Bell Canada asked the Federal Court of Canada to issue a stay of the CRTC’s decision until Bell Canada’s leave to appeal certain aspects of this decision is heard. On November 5, 2003, Bell Canada filed an application with the CRTC asking it to issue a stay of certain aspects of its decision until there is a review of that decision. These applications raise important issues relating to public disclosure of information about customers’ businesses. For example, this information could compromise their competitiveness and could negatively reflect on Bell Canada as a future service provider to these customers. On November 21, 2003, the Federal Court granted a stay. On December 18, 2003, the request for leave to appeal was granted on the issue of whether the CRTC failed to provide reasonable means to obtain the views of interested parties relating to the disclosure of information.

Allstream and Call-Net application concerning customer-specific arrangements
On January 23, 2004, Allstream and Call-Net filed a joint application asking the CRTC to order Bell Canada to stop providing service under any customer-specific arrangements (CSAs) that are currently filed with the CRTC and are not yet approved.
    Allstream and Call-Net have proposed that Bell Canada should only provide services to these customers under its general tariff. Allstream and Call-Net have also proposed that the CRTC suspend its approval of any new CSAs until Bell Canada’s appeal of the decision on incumbent affiliates is heard.
    Bell Canada will be opposing all aspects of this application. If the CRTC grants it, Bell Canada will be required to cancel contracts with many of its enterprise customers and, in some cases, to reprice services. Suspending approval of any new CSAs could have a material and negative effect on Bell Canada’s ability to offer new services to the large business customer market on competitive terms and conditions.

Public notice on changes to minimum prices
On October 23, 2003, the CRTC issued a public notice asking for comments on its preliminary view that revised rules may be needed for setting minimum prices for Bell Canada’s regulated services and for how ILECs price their services, service bundles and customer contracts. It issued an amended public notice on December 8, 2003.
    The CRTC is also seeking comments on proposed pricing restrictions on volume or term contracts for retail tariffed services. It is too early to determine if the proposals will be implemented as proposed. If they are, Bell Canada will be required to increase the minimum prices it charges for regulated services. This would limit its ability to compete. Bell Canada provided its comments on January 30, 2004.

Application seeking consistent regulation
On November 6, 2003, Bell Canada filed an application asking the CRTC to start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. This would allow consistent rules to be developed that recognize and support the growing competition between these converging sectors. Bell Canada also requested that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others. This proceeding could determine the rules for competition with other service providers and could affect our ability to compete in the future.

Consultations

From time to time, Industry Canada initiates proceedings that allow members of the telecommunications industry to comment on technical and policy issues. This ensures that Industry Canada takes into consideration the opinions of the industry when it is making decisions that affect the industry.

Foreign ownership review
Industry Canada asked the house standing committee on industry, science and technology to conduct a review to determine whether the current Canadian ownership requirements included in the Telecommunications Act and associated regulations should be changed. The committee released its report in April 2003. On September 25, 2003, the Minister of Industry responded to the report promising to:

•	table an amendment as early as possible to the Act that requires it to be reviewed every five years because of the rapid, unprecedented technological changes in the industry
•
launch an analysis of the conflicting recommendations on foreign investment restrictions made by the industry committee and the standing committee on heritage in its June 11, 2003 report, Our cultural sovereignty

•
continue working with Parliament and its members to discuss its programs and operations, including those in the telecommunications and broadcasting sectors, to ensure that they are effective in meeting the needs of Canadians and industry stakeholders.

Industry Canada licensing and fees consultation
As a result of a recent Industry Canada decision, Bell Mobility’s and Aliant Telecom/MT&T Mobility’s cellular and PCS licences, which would have expired on March 31, 2006, will now expire in 2011. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. All of Bell Mobility’s cellular and PCS licences are now classified as spectrum licences with a 10-year licence term. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree, which could have a material and negative effect on us.
    In December 2003, Industry Canada issued its decision on changing the terms and the method of calculating the fees of cellular and PCS licences. The new fees are based on the amount of spectrum a carrier holds in a given geographic area. Fees were previously based on the degree of deployment and the number of radio sites in operation. The changes come into effect on April 1, 2004 and will be implemented over seven years.

Industry Canada national towers consultation
In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless towers and radio towers in Canada. This includes a review of the involvement of municipalities in approving sites. If their involvement increases, it could delay the installation of cellular and PCS towers.

Bell Canada    2003 Annual information form    19

    A chairperson was appointed to lead the review. The BWA, chaired by Bell Mobility, will manage the consultation process and will coordinate the BWA’s response.
    The chairperson plans to file a report in April 2004. We do not expect changes to the tower siting procedures in 2004.

Lawful access consultation
In August 2002, the federal government started a consultation to consider the access law enforcement agencies have to information and communications, including wireless communications. The Government’s proposals, which were not precisely defined in the consultation, could require telecommunications service providers, including wireline and wireless carriers and ISPs, to invest significant capital and incur significant ongoing expenses to comply with the proposed requirements.
    In fall 2003, the Government provided more detail about its proposals. This included proposing exemptions for small ISPs and clarifying that service providers would not have to pay to upgrade the equipment that they have in service.
    The Government also held meetings with law enforcement agencies and service providers to discuss recovering the costs of intercepting telecommunications, and providing transmission log and related data to law enforcement and national security agencies. These agencies are proposing that service providers absorb all of these costs.
    Legislation, which could include capability requirements and rules for recovering costs, is expected sometime in 2004. It is not yet clear what priorities these items will have with the new Government.

LEGAL PROCEEDINGS WE ARE INVOLVED IN

We become involved in various claims and litigation as a regular part of our business. This section describes material legal proceedings that you should be aware of. While we cannot predict the final outcome of the claims and litigation described below or of any other pending claims and litigation at March 10, 2004, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operation.

Bell Distribution Inc. lawsuit

Bell Distribution Inc. distributes and sells wireless and wireline communications products and services of Bell Canada, Bell Mobility, Bell ExpressVu and Sympatico through Bell World/Espace Bell/Bell Mobility outlets. Franchisees, independent dealers or Bell Distribution Inc. own these outlets.
    On October 16, 2001, 15 of Bell Distributions Inc.‘s franchisees in Québec filed a court proceeding against Bell Distribution Inc. before the Québec Superior Court. They are claiming damages of $25,658,577, the cancellation of certain terms of their franchise agreement and injunctive relief.
    These franchisees allege that Bell Distribution Inc. is in breach of the franchise agreement on a number of items, including direct and indirect competition created or allowed by Bell Distribution Inc., which they allege is unfair, product supply and compensation.
   While no one can predict the outcome of any legal proceeding, based on information currently available, Bell Distribution Inc. believes that it has strong defences and it intends to vigorously defend its position.

Wage practices investigation

On November 2, 2000, the Federal Court of Canada allowed Bell Canada’s application for judicial review of the Canadian Human Rights Tribunal’s determination that it could proceed with an inquiry into the complaints that the CEP had filed on behalf of its members in 1994. The court found that the tribunal lacked institutional independence and prohibited further proceedings in the matter. Hearings before the tribunal into the merits of the case were suspended.
    The Canadian Human Rights Commission appealed this decision, which was overturned by the Federal Court of Appeal. On May 24, 2001, Bell Canada filed for leave to appeal the Federal Court of Appeal decision to the Supreme Court of Canada. Hearings before the tribunal resumed in September 2001.
    In September 2002, Bell Canada announced a settlement with the CTEA, the union representing the majority of employees involved in the dispute. The proceedings relating to employees represented by the CEP are continuing.
    The Supreme Court of Canada heard Bell Canada’s appeal of the Federal Court of Appeal decision in January 2003 and dismissed it in June 2003. The decision did not address the merits of the case.

RISKS THAT COULD AFFECT OUR BUSINESS

This section describes general risks that could affect us.
    A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations or business. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
    Because no one can predict whether an event will happen or its consequences, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks that we are currently not aware of.

Strategies and plans

We plan to achieve our business objectives through various strategies and plans. Our strategy is to lead change in the industry and set the standard for IP-based communications while continuing to deliver on our goals of innovation, simplicity and service, and efficiency. The key elements of our strategies and plans include:

•	evolving from multiple service-specific networks to a single IP-based network
•	providing new services to meet customers’ needs by introducing innovative technologies, including VoIP, VDSL and IPTV
•	maintaining and improving customer satisfaction by simplifying all areas of our customers’ experience, including call centres, billing and points of sale
•
increasing the number of customers who buy multiple products by focusing our marketing and sales efforts by customer segment. This includes offering bundled services to consumers and service packages to businesses.

•	lowering costs by improving efficiency in all areas of product and service delivery, including installation, activation and call centres.

20    2003 Annual information form    Bell Canada

    Our strategic direction involves significant changes in processes, in how we approach our markets, and in products and services. These changes will require a shift in employee skills.
    The strategies and plans outlined above will require capital expenditures for their implementation. The timing and quantity of the returns from these investments are uncertain.
    If we are unable to achieve our business objectives, our financial performance, including our growth prospects, could be hurt. This could have a material and negative effect on our results of operations. At this time, we cannot determine the effect that moving to a single IP-based network could have on our results of operations.

Economic and market conditions

Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth, and in retail and commercial activity, there tends to be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce or discontinue using them.
    The slower pace of growth and the uncertainty in the global economy have reduced demand for some of our products and services, which has negatively affected our financial performance and may continue to negatively affect it in the future. In particular, weak economic conditions have led to:

•	lower than expected growth in data revenue because of lower demand from business and wholesale customers
•	pressure on business customers to reduce their capital expenditures and delay or defer communication system upgrades and expansion plans reducing our revenues
•	pressure on business customers to reduce operating expenses. This increases their tendency to negotiate contracts with lower unit prices for communications services, which reduces our revenues.
•	some reductions in the number of network access lines because of business failures, consolidations or business contractions.

    Weak economic conditions may negatively affect our profitability and cash flows from operations. They could also negatively affect the financial condition and credit risk of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.

Increasing competition

We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications and television service providers, but also with other businesses and industries. These include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems and system integrators, and other companies that deal with, or have access to, customers through various communications networks.
    Many of our competitors have substantial financial, marketing, personnel and technological resources. Other competitors have recently emerged, or may emerge in the future, from restructurings with reduced debt and a stronger financial position. This means that they could have more financial flexibility to price their products and services at very competitive rates.
    Competition could affect our pricing strategies and reduce our revenues and profitability. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to improve, and invest in, customer service and to keep our prices competitive. It forces us to continue to reduce costs, manage expenses and increase productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.
    We already have several domestic and foreign competitors, but the number of foreign competitors with a presence in Canada and large resources could increase in the future. In 2003, the Canadian government started a review of the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings (BDUs). Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. Because the government’s review has not been completed, it is impossible to predict the outcome or to assess how any recommendations may affect us.

Wireline and long distance

We experience significant competition in long distance from dial-around providers, pre-paid card providers and others, and from traditional competitors, such as inter-exchange carriers and resellers. Contracts for long distance services to large business customers are very competitive. Our pricing strategy is to offer prices that reflect the quality of our service and the volume and the characteristics of the traffic. Customers may choose to switch to competitors that offer very low prices to acquire market share and have little regard for the quality of service or impact on their earnings.
    We also face increasing cross-platform competition as customers substitute new technologies for traditional services. For example, our wireline business competes with wireless and Internet services, including chat services, instant messaging and e-mail. We expect to face competitive pressure from cable companies as they implement voice services over their networks and from other emerging competitors, including municipal electrical utilities and other VoIP providers. We expect these kinds of competition to intensify as growth in Internet and wireless services continues and new technologies are developed.
    Cross-platform competition will be increasingly intense as technologies, such as VoIP, improve and gain market acceptance. We have announced plans to launch our own VoIP initiative, but there is no assurance that it will attract a sustainable customer base. VoIP services are anticipated to take business away from our other products and services. If significant competition for VoIP develops, it could reduce our existing market share in local and long distance services, and could have a material and negative effect on our future revenues and profitability.
    VoIP technology does not require service providers to own or rent physical networks, which increases access to this market by other competitors. If competition from these service providers further develops, it could have a material and negative effect on our future revenues and profitability.
    Technology substitution, and VoIP in particular, has reduced barriers to entry that existed in the industry. This has allowed competitors with limited access to financial, marketing, personnel and technological resources to rapidly launch new products and services and to gain market

Bell Canada    2003 Annual information form    21

share. This trend is expected to accelerate in the future, which could materially and negatively affect our financial performance.

Internet access

Cable companies and independent ISPs have increased competition in the broadband and Internet access services business. Competition has led to pricing for Internet access in Canada that is among the lowest in the world.

Wireless

The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that have aggressive product and service introductions, pricing and marketing, and with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.

DTH satellite television

Bell ExpressVu competes directly with another DTH satellite television provider and with cable companies across Canada. These cable companies have recently upgraded their networks, operational systems and services, which could improve their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu.

Improving productivity and containing capital intensity

We continue to implement several productivity improvements while containing our capital intensity. There could be a material and negative effect on our profitability if we do not continue to successfully implement these productivity improvements and manage capital intensity while maintaining the quality of our service. For example, we must reduce the price of certain of our services that are subject to regulatory price caps, each year between 2002 and 2006. In addition, to remain competitive in some business data services that are not regulated, we have reduced our prices and may have to continue doing so in the future. Our profits will decline if we cannot lower our expenses at the same rate. There could also be a material and negative effect on our profitability if market factors or other regulatory actions result in lower revenues and we cannot reduce our expenses at the same rate.
    Many productivity improvements require capital expenditures to implement systems that automate or assist in our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements.

Anticipating technological change

We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.
    Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and client needs, and how quickly and efficiently we can introduce new products, services and technologies, and upgrade existing ones.
    We may face additional financial risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable.
    We are in the process of moving our core circuit-based infrastructure to IP technology. This may allow us to:

•	offer integrated voice, data and video services
•	offer a range of valuable network enabled business solutions to large business customers
•	increase capital efficiency
•	increase operating efficiency, including our efficiency in introducing and supporting services.

    As part of this move, we also plan to discontinue certain services that are based on circuit-based infrastructure. This is a necessary component of increasing capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If we cannot discontinue these services as planned, we will not be able to achieve improvements as expected.
    There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will have a market. There is also no assurance that efficiencies will increase as expected. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

Liquidity

Our ability to generate cash and to maintain capacity to meet our financial obligations and provide for planned growth depends on our cash requirements and on our sources of liquidity.
    Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements and derivative instruments.
    In general, we finance our capital needs in four ways:

•	from cash generated by our operations or investments
•	by borrowing from commercial banks
•	through debt and equity offerings in the capital markets
•	by selling or otherwise disposing of assets.

    An increased level of debt financing could lower our credit ratings, increase our borrowing costs, and give us less flexibility to take advantage of business opportunities.
    Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions, and the outlook for our business and our credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.
    Bell Canada and certain of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include facilities serving as back-up facilities for issuing commercial paper. There is no assurance that these facilities will be renewed at favourable terms.
    We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, dividend payments and payment of our contractual obligations, including refinancing our outstanding debt.
    Our plan in 2004 is to generate enough cash from our operating activities to pay for capital expenditures and dividends. We expect to repay

22    2003 Annual information form    Bell Canada

contractual obligations maturing in 2004 from cash on hand, from cash generated from our operations or by issuing debt. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected from issuing debt or equity.
    If we cannot raise the capital we need upon acceptable terms, we may have to:
•	limit our ongoing capital expenditures
•	limit our investment in new businesses
•	try to raise additional capital by selling or otherwise disposing of assets.

    Any of these possibilities could have a material and negative effect on our cash flow from operations and growth prospects in the long term.

Reliance on major customers

An important amount of revenue earned by us comes from a small number of major customers. If we lose contracts with such major customers and cannot replace them, it could have a material and negative effect on our results.

Making acquisitions

Our growth strategy includes making strategic acquisitions and entering into joint ventures. There is no assurance that we will find suitable companies to acquire or to partner with or that we will have the financial resources needed to complete any acquisition or to enter into any joint venture. There could also be difficulties in integrating the operations of recently acquired companies with our existing operations or in operating joint ventures.

Litigation, regulatory matters and changes in laws

Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, including changes in, or the adoption of, new tax laws that result in higher tax rates or new taxes, could also materially and negatively affect us. Any claim by a third party, with or without merit, that a significant part of our business infringes on its intellectual property could also materially and negatively affect us.
    See Legal proceedings we are involved in for a detailed description of the principal legal proceedings involving us.
    See also The regulatory environment we operate in for a description of certain regulatory initiatives and proceedings concerning us.
    In addition please refer to the discussion under Changes to wireline regulations of this section on Risks that could affect our business for a description of certain regulatory initiatives and proceedings that could affect us.

Pension fund contributions

Most of our pension plans had pension fund surpluses as of our most recent actuarial valuation. As a result, we have not had to make regular contributions to the pension funds in the past few years. It also means that we have reported pension credits, which have had a positive effect on our net earnings.
    The decline in the capital markets in 2001 and 2002, combined with historically low interest rates, have significantly reduced the pension fund surpluses and the pension credits. This has negatively affected our net earnings.
    Our pension plan assets had higher returns than expected in 2003. There is no assurance that high returns will continue. If returns on pension plan assets decline again in the future, the surpluses could also continue to decline. If this happens, we might have to start making contributions to the pension funds. This could have a material and negative effect on our results of operations.

Retaining employees

Our success depends in large part on our ability to attract and retain key employees.
    The exercise price of most of the stock options that our key employees hold is higher than the current trading price of BCE’s common shares. As a result, our stock option programs may not be effective in retaining these employees. While we do not expect that we will lose key people, if it happens, this could materially hurt our businesses and operating results.

Renegotiating labour agreements

Approximately 53% of our employees are represented by unions and are covered by collective agreements. The following material collective agreements have expired:

•	the collective agreement between Bell Canada and the CEP, representing approximately 7,000 craft and services employees
•	the collective agreements between Aliant Telecom and its employees, representing approximately 4,200 employees
•	the collective agreement between Connexim, Limited Partnership and its employees, representing approximately 100 craft and services employees.

    The collective agreements between Entourage Technology Solutions Inc. and the CEP, representing approximately 2,000 technicians in Ontario and Québec, will expire on September 30, 2004.
    Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our businesses, operating results and financial condition.

Events affecting our networks

Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment, our applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events. Any of these events could cause our operations to be shut down indefinitely.
    Our network is connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers could also hurt our business, including our customer relationships and operating results.

Bell Canada    2003 Annual information form    23

Changes to wireline regulations

Decisions of regulatory agencies
Our business is affected by decisions made by various regulatory agencies, including the CRTC. Many of these decisions balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely.

Second Price Cap decision
In May 2002, the CRTC issued decisions relating to new price cap rules that will govern incumbent telephone companies for a four-year period starting in June 2002. These decisions:

•	set a 3.5% productivity factor on many capped services, which may require us to reduce prices on these services
•	extended price cap regulation to more services
•	reduced the prices that incumbent telephone companies can charge competitors for services
•	set procedures for enforcing standards of service quality
•	effectively froze rates for residential services.

    The CRTC also established a deferral account, but has not yet determined how the funds in the account will be used. It will start a proceeding in 2004 to address issues related to the deferral accounts of incumbent telephone companies. There is a risk that the account could be used in a way that could have a negative financial effect on us.
    The balance in Bell Canada’s and Aliant Telecom’s deferral accounts at the end of 2003 was estimated to be approximately $160 million. Almost all of these funds are expected to be used in 2004.
    On December 2, 2003, Bell Canada filed an application with the CRTC asking for approval to use some of the funds in its deferral account to expand its broadband services to certain areas. On December 24, 2003, the CRTC indicated that it plans to review this proposal as part of its proceeding in 2004.
    In addition, other follow-up issues to the Price Cap decision are expected to be resolved in 2004. The outcome of these issues could result in an additional negative effect on our results.

Decision on incumbent affiliates
On December 12, 2002, the CRTC released its decision on incumbent affiliates, which requires Bell Canada and its carrier affiliates to receive CRTC approval on contracts that bundle tariffed and non-tariffed products and services. This means that:
•	all existing contracts that bundle tariffed and non-tariffed products and services must be filed with the CRTC for approval
•	all new contracts that bundle tariffed and non-tariffed products and services must receive CRTC approval before they are carried out
•	carrier affiliates must meet the same approval requirements as Bell Canada on products and services they offer in Bell Canada’s operating territory.

    On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they file tariffs with the CRTC. The customer’s name will be kept confidential, but the pricing and service arrangements it has with us will be available on the public record.
    These decisions increase our regulatory burden at both the wholesale and retail levels. They could also cause some of our large customers to choose another preferred supplier, which could have a material and negative effect on our results of operations. These decisions are currently under appeal.

Allstream and Call-Net application concerning customer-specific arrangements
On January 23, 2004, Allstream and Call-Net filed a joint application asking the CRTC to order Bell Canada to stop providing service under any CSAs that are currently filed with the CRTC and are not yet approved.
    Allstream and Call-Net have proposed that Bell Canada should only provide services to these customers under its general tariff. Allstream and Call-Net have also proposed that the CRTC suspend its approval of any new CSAs until Bell Canada’s appeal of the decision on incumbent affiliates is heard.
    Bell Canada will be opposing all aspects of this application. If the CRTC grants it, Bell Canada will be required to cancel contracts with many of its enterprise customers and, in some cases, to reprice services. Suspending approval of any new CSAs could have a material and negative effect on Bell Canada’s ability to offer new services to the large business customer market on competitive terms and conditions.

Public notice on changes to minimum prices
On October 23, 2003, the CRTC issued a public notice asking for comments on its preliminary view that revised rules may be needed for setting minimum prices for our regulated services and for how incumbent telephone companies price their services, service bundles and customer contracts. It issued an amended public notice on December 8, 2003.
    The CRTC is also seeking comments on proposed pricing restrictions on volume or term contracts for retail tariffed services. It is too early to determine if the proposals will be implemented as proposed. If they are, we will be required to increase the minimum prices we charge for regulated services. This would limit our ability to compete. Bell Canada provided its comments to the CRTC on January 30, 2004.

Application seeking consistent regulation
On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. This would allow consistent rules to be developed that recognize and support the growing competition between these converging sectors. Bell Canada also requested that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others. This proceeding could determine the rules for competition with other service providers and could affect our ability to compete in the future.

Licences and changes to wireless regulation
Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.
    As a result of a recent Industry Canada decision, Bell Mobility’s and Aliant Telecom/MT&T Mobility’s cellular and PCS licences, which would have expired on March 31, 2006, will now expire in 2011. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, all of Bell Mobility’s cellular and PCS licences are

24    2003 Annual information form    Bell Canada

now classified as spectrum licences with a 10-year licence term. While we expect that they will be renewed, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree, which could have a material and negative effect on us.
    In December 2003, Industry Canada issued its decision on changing the terms and the method of calculating the fees of cellular and PCS licences. The new fees are based on the amount of spectrum a carrier holds in a given geographic area. Fees were previously based on the degree of deployment or the number of radio sites in operation. The changes come into effect on April 1, 2004 and will be implemented over seven years. They are not expected to have a material impact on the amount of fees paid by Bell Mobility.
    In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. If the consultation process results in more municipal involvement in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on our operations. The final report is expected in April 2004.

Increased accidents from using cellphones
Some studies suggest that using handheld cellphones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states. If this happens, cellphone use in vehicles could decline, which could negatively affect us.

Health concerns about radio frequency emissions
It has been suggested that some radio frequency emissions from cellphones may be linked to medical conditions, such as cancer. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on our business. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing available to the wireless communications industry. Any of these would have a negative effect on our business.

Bell ExpressVu
Bell ExpressVu currently uses two satellites, Nimiq 1 and Nimiq 2, for its DTH satellite television services. Telesat operates these satellites. Satellites are subject to significant risks. Any loss, failure, manufacturing defects, damage or destruction of these satellites could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.
    Bell ExpressVu is subject to programming and carriage requirements under its CRTC licence. Changes to the regulations that govern broadcasting or to its licence could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s existing DTH satellite television distribution undertaking licence was scheduled to be renewed in August 2003, but was extended to March 31, 2004 so that the CRTC could review Bell ExpressVu’s application. The CRTC held the hearings on the renewal application in October 2003. Although we expect that this licence will be renewed, there is no assurance that it will be renewed under the same terms and conditions.
    Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. In response, it has started, or is participating in, several legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.
    Bell ExpressVu faces a loss of revenue resulting from the theft of its services. It is taking numerous actions to reduce these losses, including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Implementing these measures, however, could increase Bell ExpressVu’s capital and operating expenses, reduce subscriber growth and increase churn.

SELECTED FINANCIAL INFORMATION

This section contains information about our capital expenditures and selected financial data for each of the past three years. Our financial year end is December 31.

Auditors

Bell Canada’s auditors are Deloitte & Touche LLP. Deloitte & Touche LLP and its predecessors have been acting as auditors since Bell Canada was created in 1880.

Capital expenditures

We continue to make investments to expand and update our networks, and to meet customer demand. Rigorous programs we have in place to manage capital spending prudently, led to a reduction of 1.2% in capital expenditures in 2003, compared to 2002. This was partly offset by the consolidation of Aliant and Bell ExpressVu’s results starting January 1, 2003. This resulted in a decrease in our capital intensity ratio to 17.3% in 2003 from 20.1% in 2002.
    We spent $2.9 billion on capital expenditures in 2003. This equalled 17.3% of our revenues for the year. Our target is for capital expenditures to be in the range of 17% to 18% of our total revenues in 2004.
     The table below shows our consolidated capital expenditures and capital intensity as a percentage of revenues.

Consolidated capital expenditures

For the year ended December 31	2003	2002	2001

Capital expenditures (in $ millions)	2,892	2,927	4,099
Capital intensity (% of revenues)	17.3%	20.1%	28.4%

Bell Canada    2003 Annual information form    25

Financial data
The table below is a summary of key financial information for each of the past three years.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The information that appears on pages 2 to 35 of the Bell Canada 2003 Financial information under management’s discussion and analysis is incorporated herein by reference.

FOR MORE INFORMATION

Documents you can request

You can ask us for a copy of any of the following documents:

•	this AIF, together with any document, or the relevant pages of any document, incorporated by reference into it
•	the comparative financial statements of Bell Canada for its most recently completed financial year together with the accompanying auditors’ report
•	any interim financial statements of Bell Canada that were filed after the financial statements for its most recently completed financial year
•	any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus and are not listed above.

    Please send your request to the Corporate Secretary of Bell Canada at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec H3B 4Y7.
    We will send you the documents at no charge when our securities are being distributed under a preliminary short form prospectus or short form prospectus. At any other time, we may charge you a reasonable fee if you or the company you work for is not a security holder of Bell Canada.

Other information about Bell Canada

Bell Canada does not prepare an information circular. Information about directors’ and executive officers’ remuneration and indebtedness, principal holders of securities, options to buy securities and any interests of insiders in material transactions is contained in a schedule to this AIF. Additional financial information, including comparative consolidated financial statements, is provided in the 2003 Bell Canada Financial information.
    You can ask us for a copy of the annual and quarterly management’s discussion and analysis of Bell Canada by contacting the Vice-President, Investor Relations of BCE, at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec H3B 4Y7 or by sending an e-mail to investor.relations@bell.ca.
    These documents, as well as Bell Canada’s annual and quarterly reports and news releases, are also available on BCE’s website at www.bce.ca.
    Additional information relating to Bell Canada is available on SEDAR at www.sedar.com.

Shareholder inquiries	1-800-561-0934
Investor relations	1-800-339-6353

Selected consolidated financial data, in $ millions, except per share data

For the year ended December 31	2003	2002	2001

Total operating revenues	16,698	14,598	14,448
Earnings from continuing operations	2,268	1,468	1,559
Net earnings applicable to common shares (1)	2,244	1,352	1,354
Total assets (2)	28,236	29,055	24,428
Long-term debt (including current portion) (2)	11,157	11,839	10,237
Equity settled notes interest	25	53	80
Dividends declared on preferred shares	58	63	55
Dividends declared on common shares (1)	2,022	1,769	1,157

(1) Not on a per share basis. (2) At December 31.

26    2003 Annual information form    Bell Canada

SCHEDULE 1 – DIRECTORS’ AND OFFICERS’ COMPENSATION

REPORT OF THE MANAGEMENT RESOURCES
AND COMPENSATION COMMITTEE

In 2003, the Bell Canada Management Resources and Compensation Committee (“MRCC”) was responsible for the oversight of the executive compensation policy at Bell Canada. The MRCC reported and made recommendations on these compensation matters to the Board of Directors. The Corporate Governance Committee (“CGC”) was responsible for making recommendations to the board on the compensation of Bell Canada’s non-management directors. This report tells you how non-management directors and executive officers are compensated.

COMPOSITION OF THE COMMITTEE

As at December 31, 2003, the members of the MRCC consist of six unrelated directors, namely Messrs. P.M. Tellier (Chairman), R.A. Brenneman, A.S. Fell, B.M. Levitt, J.H. McArthur and V.L. Young. All members of the MRCC are also directors of BCE and members of the BCE MRCC. The MRCC met six times during 2003, including without management as appropriate.

REPORT ON DIRECTORS’ COMPENSATION

Effective January 1, 2003, following a comprehensive review of the compensation of BCE’s non-management directors, BCE revised the terms of such compensation.
    One of the key changes in such arrangements for BCE’s non-management directors consisted of BCE introducing a new all-inclusive flat fee to compensate its non-management directors, replacing retainers and attendance fees. In addition, such flat fee arrangement paid by BCE to its non-management directors also covers the services that they may provide as directors to other BCE group companies whose common shares are not publicly traded.
    As a result, since all of Bell Canada’s non-management directors are also directors of BCE and since Bell Canada has no common shares that are publicly traded, effective January 1, 2003 Bell Canada no longer pays its non-management directors additional fees for their services as directors.
    Directors who are also employees of Bell Canada, BCE, affiliated or associated companies received no additional compensation for their services as directors of Bell Canada.
    For details regarding the terms of BCE’s compensation of its non-management directors and which as per above, cover the services of Bell Canada’s non-management directors, please see BCE’s 2004 management proxy circular.

EXECUTIVE OFFICERS’ COMPENSATION

The executive compensation policy is designed to attract, motivate and retain the executive officers needed to achieve and surpass Bell Canada’s corporate objectives and to build an industry-leading company in terms of operational performance and creation of value for the shareholders. Bell Canada’s compensation philosophy is to offer total compensation which is competitive in the marketplace. To complement this market positioning, Bell Canada also ensures (for internal equity) that the compensation of each position fairly reflects the responsibilities of that position relative to other positions at Bell Canada.
    Bell Canada’s compensation policy is similar to the policy of BCE except that Bell Canada’s short-term incentive plan ties payouts to its specific corporate objectives. In addition, for the years 2002 and 2003, Bell Canada introduced a special incentive award towards the achievement of specific financial targets as mentioned under Two-year capital efficiency incentive plan.
    A substantial portion of each executive officer’s cash compensation each year depends on meeting annual corporate performance objectives. In addition, Bell Canada has in place long-term incentive programs. These are mainly stock options that are designed to:

•	compensate and retain executive officers
•	link the executive officers’ interests to those of the shareholders
•	encourage executive officers to pursue value-creating opportunities for Bell Canada by allowing them to participate in the appreciation in share value.

    The MRCC periodically reviews Bell Canada’s executive compensation policy to make sure that it continues to meet its objectives. In this document, the executive officers whose compensation is disclosed in the Summary compensation table are referred to as the “named executive officers” of Bell Canada. Information on the compensation of Mr. Sabia, Bell Canada’s Chief Executive Officer, can be found in BCE’s 2004 management proxy circular.
    In 2003, in light of the evolving internal and external environments, the MRCC conducted a comprehensive review of Bell Canada’s executive compensation policy. Following this review, changes to the compensation policy were recommended by the MRCC and approved by the board in November 2003. Similar changes to BCE’s executive compensation policy were also approved by the BCE board at the same time. These changes are discussed in more detail under Change in compensation strategy for 2004 and in the future.

Total compensation

In 2003, total compensation consisted of:

•	base salary
•	annual short-term incentive awards
•	long-term incentives
•	benefits and perquisites, including pension benefits, described under Pension arrangements.

    For 2003 and consistent with past practices, total compensation was positioned at the median of what is paid by the group of companies with which Bell Canada compares itself (comparator group). Paying at the median of the comparator group means that 50% of the companies in the comparator group pay more than Bell Canada and 50% pay less for similar positions.

Bell Canada    2003 Annual information form    27

    In 2003, as part of its periodic reviews of the comparator group, the MRCC decided to expand the group from 22 to 43 publicly traded Canadian and U.S. companies. The 2003 comparator group includes 23 Canadian companies and 20 U.S. companies. The Canadian and the U.S. companies were selected based on one or more of the following criteria: telecommunications/high technology, strategic use of technology, most admired companies and revenues. This larger group of companies is more representative of Bell Canada’s current environment and will therefore provide a better basis for comparisons to the market.
    Total compensation that the executive officers received was between the median and the 75th percentile of what the comparator group offered for similar positions, based on each individual’s contribution to Bell Canada’s performance and how successful Bell Canada was in achieving its corporate objectives. Consistent with past practices, the 75th percentile was reserved for those few individuals who contributed in an outstanding fashion. The 75th percentile means that 25% of the comparator group pay more than Bell Canada and 75% of the comparator group pay less. The MRCC did not assign weightings to any elements of the total compensation.
    Please see Summary Executive compensation table for total compensation paid to the named executive officers over the past three years.

Base salary
The MRCC determines the base salary of each executive officer within a salary range to reflect individual performance and responsibilities related to the position. The mid-point of the salary range corresponds to the median of the comparator group for similar positions. The minimum for the salary range is 20% below the mid-point and the maximum is 20% above.

Annual short-term incentive awards
The short-term incentive program is designed to support the achievement of corporate objectives and reward executive officers based on Bell Canada’s success. The MRCC determines the annual short-term incentive awards by considering both the corporate performance and the executive officer’s contributions. In 2003, Bell Canada’s performance was evaluated based on NIAC1 (45%), revenue (25%) and customer satisfaction (30%), which resulted in a corporate performance factor of 50%.
    The individual’s contribution is evaluated based on criteria that affect corporate performance such as creativity and initiative in addressing business issues, succession planning and management development.
    Each year, the MRCC sets target values for the awards. In 2003 the target awards ranged from 30% of base salary for the lowest eligible officer’s position to 125% of base salary for the Chief Executive Officer. The minimum target for the named executive officers was 60% of base salary.
    On the basis of the above factors, the MRCC determines the size of the annual short-term incentive awards. More specifically, awards are computed based on the product of the target award, the corporate performance factor and the individual performance factor. The maximum payout is two times the target award.
    In most cases, awards granted for a year are paid at the beginning of the following year.     Executive officers who are eligible to participate in the BCE Share Unit Plan for Senior Executives and Other Key Employees (1997) (deferred share unit plan) and in the Employees’ Profit Sharing Plan can elect to have up to 100% of their annual short-term incentive award paid in deferred share units (DSUs) or contributed to the Employees’ Profit Sharing Plan. They must decide how they wish to receive their award by the end of the year in which the award is earned. Please see Deferred share unit plan for more information. Contribution to the Employees’ Profit Sharing Plan permits tax on the incentive award to be paid by the time of the required filing date of the income tax return for the year of contribution.
    Election to receive the award in the form of DSUs can be used as a means to achieve mandatory share ownership levels as described under Share ownership requirements.

Two-year capital efficiency incentive plan
A special incentive plan was introduced for 2002 and 2003. The plan was designed to reward executive officers for reducing Bell Canada’s capital intensity ratio, which is defined as capital expenditures divided by revenues. The board approved the capital intensity targets in November 2001. Because the BCE group of companies and the telecommunications industry have changed their focus from measuring performance based on capital intensity to free cash flow, the targets for 2003 were changed to free cash flow2 in early 2003.
    The payments are calculated using the short-term incentive target award in effect as of December 31, 2003. The maximum payment for each executive officer for 2002 is 50% of the target award under the short-term incentive plan. The maximum payment for 2003 is 65% of that target award. The total combined maximum payment is 115% of the target award.
    The capital intensity target for 2002 and the free cash flow target for 2003 were both met and related payments were made in the first quarter of 2004 to eligible executive officers who maintained satisfactory individual performance until payment. Payments were made in cash, in DSUs or contributed to the Employees’ Profit Sharing Plan.
    All of the named executive officers were eligible for such incentive. Mr. Blouin became eligible to it for 2003 upon his transfer to Bell Canada.
    The amounts payable under the Two-year capital efficiency incentive plan for each named executive officer are shown under Long-term incentive (LTIP) payouts in the Summary Executive compensation table.

Long-term incentives
In light of Bell Canada’s internal and external environments and to create an even stronger link between executive compensation and Bell Canada’s mid-term and long-term operational and financial success, the board has approved, for 2004 and onward, a significant shift in Bell Canada’s long-term compensation strategy which includes the introduction of a

1 NIAC (Net Income Applicable to Common Shares) is based on net revenues earned, minus the cost of conducting business. NIAC represents a good estimate of funds generated from operations available to holders of common shares. Such funds can either be distributed as dividends, or kept for reinvestment in the company.
2 The term free cash flow does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flow is calculated as cash from operating activities after total dividends, capital expenditures and other investing activities. The most comparable Canadian GAAP financial measure is cash from operating activities.

28    2003 Annual information form    Bell Canada

mid-term incentive and a reduction in the use of stock options. These are discussed under Change in compensation strategy for 2004 and in the future.

Stock Options
BCE maintains stock option plans for key employees of BCE and its subsidiaries. Bell Canada executive officers are eligible to participate in such plans. The following describes BCE’s stock option plans as it applied to Bell Canada executive officers for 2003.
     The BCE MRCC may grant Bell Canada’s executive officers options to buy BCE common shares under its stock option plans. The number of outstanding options is not taken into account when determining if and how many options will be awarded.
    Multiples of the base salary are used as a basis to grant stock options. The multiples vary depending on the position and are designed to bring total compensation, depending on individual performance, to between the 50th and 75th percentile of what is paid by the comparator group for similar positions. The 75th percentile is reserved for those few individuals who have contributed in an outstanding fashion. The option multiples used in 2003 were reduced by an average of 20% from the 2002 levels in order to reflect the downward trend in the size of stock option grants.
     The number of options granted is calculated by dividing the value of the grant by the subscription price i.e., the market value of BCE common shares on the day before the grant is effective. In addition, special grants of stock options may be approved to recognize singular achievements or, exceptionally, to retain and motivate executive officers and key employees.
    The price at which a common share may be purchased when the option is being exercised is called the exercise price. The exercise price is at least equal to the subscription price, except under certain circumstances. For example, the BCE MRCC may set a higher exercise price when it grants the option. Or it may set a lower exercise price to maintain the economic position of the option holder. This may take place when an option to acquire shares of one of BCE’s subsidiaries or of a company that it is acquiring is converted into an option to acquire BCE common shares. The lower price would be subject to any required approval of the stock exchanges on which BCE common shares are listed.
    The term of an option is normally 10 years from the day it is granted, unless the option holder retires, leaves the BCE group of companies, dies, or the company he or she works for is no longer part of the BCE group of companies. In these cases, the term may be reduced in accordance with the stock option plan under which it was granted or in accordance with decisions made by the BCE MRCC, following a recommendation made to that effect by the Bell Canada MRCC.
    The right to exercise an option normally accrues or “vests” by 25% a year for four years from the day of grant, unless there is a change of control of BCE or of a designated subsidiary or the BCE MRCC sets different terms. Please see Change of control for details.
    Option holders will lose all of their unexercised options granted after 2001 if they engage in prohibited behaviour after they leave the BCE group of companies (including Bell Canada). These include using confidential information for the benefit of another employer. In addition, the option holder must reimburse BCE the after-tax profit realized on exercising any options during the twelve-month period preceding the date on which the unfair employment practice began.
    Prior to November 1999, some options were granted with related rights to special compensation payments (SCPs). SCPs are cash payments representing the excess of the market value of the shares on the day of exercise of the related options over the subscription price of the options. SCPs, if any, are attached to options and are triggered when the options are exercised.
    Effective January 1, 2003, Bell Canada adopted the fair value method of accounting for stock option compensation on a prospective basis. The number of options granted to Bell Canada’s executive officers in 2003 was based on the economic profit target of 2002. As the 2002 target was exceeded, their stock option grant was increased by 10% which means that they received 110% of their normal grant in February 2003. If 90% to 100% of the target had been achieved, 100% of the grant would have been awarded. If less than 90% of the target had been achieved, executive officers would have received only 50% of their grant.
    In 2003, the economic profit target was replaced by the return on equity (ROE)1 target and therefore 100% of the grant was taken into consideration when establishing the 2004 grants under the new executive compensation policy. Please see Change in compensation strategy for 2004 and in the future for details.

Change of control
Special vesting provisions in the event of a change of control of BCE were introduced in 1999. A change of control of BCE occurs when:

•	another party acquires 50% or more of the outstanding securities of a class of voting or equity securities of BCE
•	the composition of a majority of the BCE board changes for a reason such as a dissident proxy solicitation
•
BCE’s shareholders approve plans or agreements for disposing of all or substantially all of BCE’s assets, liquidating or dissolving BCE, or in certain cases, merging, consolidating or amalgamating BCE, or

•	the BCE MRCC determines that an event is a change of control.

     If there is a change of control of BCE and the option holder’s employment is terminated within 18 months of the change of control for a reason other than for cause or if the option holder terminates his employment for good reason, his or her unvested options will become exercisable for a period of 90 days from the date of termination, or for a longer period if the BCE MRCC allows it.

Change of control or Partial change of control
of Bell Canada or a designated entity
Unvested options of an option holder who is employed by Bell Canada or by another subsidiary that the BCE MRCC identifies as a “designated business unit”, will become exercisable if:

•	BCE’s interest in the business unit or subsidiary falls below 50% but remains at least 20%, and
•	the option holder’s employment is terminated within 18 months of the reduction for a reason other than for cause or if the option holder terminates employment for good reason.

1 ROE (return on common shareholders’ equity) is calculated as net earnings applicable to common shares as a percentage of average common shareholders’ equity.

Bell Canada    2003 Annual information form    29

    The option holder has up to 90 days from that day, or longer, if the BCE MRCC allows it, to exercise the options.
    If BCE’s interest in a designated business unit falls below 20%, option holders who are employed in that business unit may exercise all of their unvested options effective upon the earlier of:
•	one year following the reduction in the interest, or
•	the day the option holder was terminated.

     The option holder has up to 90 days from that day, or longer, if the BCE MRCC allows it, to exercise the options.

Stock options for executive officers of other BCE subsidiaries
The share option plan of BCE Emergis is almost the same as BCE’s stock option program, except that the term of the options is six years and options vest by 25% after two years, 75% after three years and 100% after four years. As Chief Executive Officer of BCE Emergis until May 13, 2003, Mr. Blouin participated in its share option plan, and grants were made to him according to BCE Emergis’ compensation policy, which is similar to Bell Canada’s.
    You will find more information about options granted and exercised under this plan in the tables under Stock options.

Deferred share unit plan
To increase the alignment of executive and shareholder interests, BCE established the Deferred Share Unit Plan pursuant to which deferred share units (“DSUs”) may be awarded to certain officers and other key employees of BCE and of certain BCE subsidiaries. Bell Canada executive officers, including the named executive officers, are eligible to participate in the BCE plan.
    DSUs have the same value as BCE common shares. The number and terms of outstanding DSUs are not taken into account when determining if and how many DSUs will be awarded. There is no vesting period for DSUs. DSUs receive payments that are equivalent to the dividends on BCE common shares. Additional DSUs are credited on each dividend payment date and are equivalent in value to the dividend paid.
    Executive officers can choose to have up to 100% of their annual short-term incentive award and capital efficiency incentive award paid in DSUs instead of cash. The award is converted into DSUs based on the market value of a BCE common share on the day before the award is approved by the board. These DSUs count towards the minimum share ownership requirements, which are described under Share ownership requirements.
    Following a recommendation by the Bell Canada MRCC, the BCE MRCC may also grant special awards of DSUs to recognize outstanding achievements or for attaining certain corporate objectives.
    Holders of DSUs may not sell their units while they are employed by a company of the BCE group. Once they leave the BCE group, the same number of BCE common shares will be bought on the open market as the number of DSUs a participant holds in the plan, after deductions for applicable taxes. These shares are then delivered to the former employee.

Share ownership requirements

Bell Canada believes in substantial share ownership and is providing compensation programs designed to encourage executive officers to own shares of BCE through common shares or DSUs. A minimum share ownership level has been set for each position, based on a percentage of annual base salary:

•	Chief Executive Officer – 500%
•	Group Presidents and heads of major lines of business – 300%
•	other officers – 200%.

    These officers must meet their target within five years with the objective that 50% of their target will be reached within 3 years. The 5-year target must be reached by April 2006, or within 5 years from their date of hire or promotion, if such event occurred after April 1, 2001.
     Share ownership requirements also apply to all Vice-Presidents with a target of 100% of annual base salary.
    Shares or DSUs received through the following programs can be used to reach the minimum share ownership level:

•	deferred share unit plan, which is described under Deferred share unit plan
•	employees’ savings plan, which is described in Summary Executive compensation table, footnote (6)
•	shares acquired and held by exercising stock options granted under BCE’s stock option plans, which are described under Long-term incentives.

    As part of the new compensation policy for 2004 and beyond, concrete measures will be taken to ensure that share ownership requirements are met.

Chief Executive Officer’s compensation

Mr. Sabia was appointed Executive Vice-President of BCE and Vice-Chairman of Bell Canada on July 3, 2000. On December 1, 2000, he was appointed President of BCE while maintaining his responsabilities at Bell Canada. On March 1, 2002, he became President and Chief Operating Officer of BCE and Chief Operating Officer of Bell Canada. He became President and Chief Executive Officer of BCE on April 24, 2002 and Chief Executive Officer of Bell Canada on May 2, 2002. The BCE board determined his compensation for 2003 according to BCE’s compensation policy. BCE paid his total compensation but charged 75% of it to Bell Canada for services he provided. Before joining BCE, Mr. Sabia was Chief Executive Officer of BCI, with his compensation determined and paid by BCI.
    Mr. Sabia’s annual salary as President and Chief Executive Officer of BCE and Chief Executive Officer of Bell Canada was set for 2003 at $1,000,000. Mr. Sabia received a short-term incentive award for 2003 of 41,918 DSUs based on $1,250,000. Mr. Sabia would have been entitled to receive $1,437,500 under the Two-year capital efficiency incentive plan. He has declined payment. In his capacity as CEO, Mr. Sabia believes that he should receive no incremental compensation for the achievement of this corporate objective.
    Information on Mr. Sabia’s compensation can be found in BCE’s 2004 management proxy circular.

30    2003 Annual information form    Bell Canada

Change in compensation strategy for 2004 and in the future

Bell Canada is dealing proactively to the changing competitive landscape and customer needs. During the last year, the structure and business strategy have been realigned to deliver on these business realities. Bell Canada has worked to simplify both the customer experience and its internal operations. As well, the type of leadership considered essential for success now and into the future was redefined.
    In light of these important changes, starting in 2004, Bell Canada’s executive compensation policy has been redesigned to ensure close alignment and support with its new direction and strategic objectives. The committee has been closely involved in developing the overall design. The design delivers clear direction as to what is important to Bell Canada executives and what behaviors and types of results will be rewarded. Fundamentally, the new executive compensation policy is designed to drive a shift in culture toward greater individual accountability and higher levels of performance.
    The underlying philosophy is to remain conservative with regards to fixed compensation (such as base salary) while placing more emphasis on variable (at risk) compensation, through the use of three different compensation vehicles, short-term, mid-term and long-term incentive plans. Each of these variable compensation vehicles contains specific performance targets which must be met in order to trigger any payments. These targets are not achievable by incremental change alone, in some cases they will require a complete process redesign.
    The key components of this policy are:

•

increase total compensation from the median (50th percentile), where it is today, to the 60th percentile of a specific comparator group of companies. This will provide Bell Canada with the ability to attract and retain the type of executives needed to deliver at required performance levels.

•	elements within the total compensation policy at the 60th percentile
	–	maintain base salaries at the median (50th percentile), their current level
–
increase the short-term annual incentive target awards from the median to the 75th percentile of the comparator group for similar positions. This will further reinforce the importance of meeting the annual financial drivers and the fashion in which they are delivered.

	–	transfer approximately 50% of the value of the long-term incentive plan, where stock options are granted, into a new mid-term plan under which Restricted Share Units (RSU) are used as the vehicle:
		•	dependent on their level, each executive within the company is granted a specific number of RSUs for a two-year period. The RSUs will either vest or be forfeited two years from the grant date.
•
vesting is conditional on achieving specific operational targets by the end of a two-year performance period. These targets are directly aligned to achieving the company’s strategic goals for each of the core business units of Bell Canada.

		•	at the end of the performance period, subject to compliance with individual share ownership requirements, vested RSUs will be paid in BCE common shares or in cash
	–	reduce the value of stock options granted in the long-term incentive plan by approximately 50% and changing the key design features:
•
vesting is subject to a combination of time and performance. The performance metric is based on meeting or exceeding the median total shareholder return of a group of North American telecommunications companies. 50% of the stock options will vest after two years and 100% after three years, subject to achieving the performance metric.

		•	option period reduced from ten to six years
		•	number of stock options granted cover a three-year period (front-loaded).

Conclusion

In the MRCC’s view, the total compensation of the named executive officers for 2003 was appropriate and competitive in the marketplace. The MRCC believes that it was also consistent with the compensation policy of linking a large part of executive officers’ compensation to the achievement of corporate performance objectives and the creation of shareholder value.
    The MRCC believes that the compensation must reflect Bell Canada’s performance. As such, the annual short-term incentive award of the named executive officers was based on a corporate performance factor of 50% as the corporate objectives were not fully achieved, except for Mr. Marier for whom the bonus was paid at target as part of his retirement arrangement as agreed by the board in 2003.
    Overall, the MRCC is confident that this approach to compensation has allowed Bell Canada to attract, motivate and retain executive officers, while aligning their interests with those of its shareholders. The new compensation strategy implemented in 2004 will help further support Bell Canada’s refocused business strategy.

Report presented March 10, 2004 by:

P. M. Tellier, Chairman R. A. Brenneman A. S. Fell B. M. Levitt J. H. McArthur V. L. Young

Bell Canada    2003 Annual information form    31

Summary Executive Compensation Table

Table S.1 outlines the compensation for the financial years ended December 31, 2003, 2002 and 2001, for the four most highly compensated executive officers of Bell Canada serving as such on December 31, 2003, other than Mr. Sabia who occupied the position of Chief Executive Officer during 2003. Information on his compensation, stock options and pension arrangements can be found in BCE’s 2004 management proxy circular. The table also includes disclosure of the compensation paid to Mr. Sheridan who ceased to be an executive officer during the year.

Stock options

Table S.2 shows individual grants of stock options under BCE’s stock option plan and BCE Emergis’ share option plan during the financial year ended December 31, 2003 to each of the named executive officers.
     Table S.3 is a summary of all of the stock options that each of the named executive officers exercised under the BCE stock option plans, the Aliant stock option plan and the BCE Emergis share option plan in the financial year ended December 31, 2003. It also shows the total value of their unexercised options at December 31, 2003.

Pension arrangements

All of the named executive officers participate in the BCE or Bell Canada non-contributory defined benefit pension plan. The BCE and Bell Canada plans are substantially similar. In addition, named executive officers enter into supplementary executive retirement agreements (SERPs).

SERPs

Named executive officers receive 1.5 year of pensionable service under SERPs for every year they serve as an officer of BCE, one of its subsidiaries (including Bell Canada) or an associated company. Retirement eligibility is a function of the executive officer’s age and service. The board may credit additional years of service towards retirement eligibility, pension calculation or both, through a special arrangement.
    In general, an eligible named executive officer will receive SERP benefits when he or she reaches:

•	at least age 55, and the sum of age and service is at least 85
•	at least age 60, and the sum of age and service is at least 80
•	age 65 and has 15 years of service.

    Pensions are calculated based on pensionable service and pensionable earnings.
    Pensionable earnings include salary and short-term incentive awards, up to the target value, whether they are paid in cash or DSUs. The one-year average of the named executive officer’s best consecutive 36 months of pensionable earnings is used to calculate his or her pension. There is a maximum limit on the amount of annual short-term incentive awards that can be included.
    A named executive officer may receive up to 70% of his or her average pensionable earnings in a total pension benefit under the pension plan and SERP.
    Pensions are payable for life. Surviving spouses receive about 60% of the pension that was payable to the named executive officer.
    Named executive officers receive a retirement allowance equal to one year’s base salary when they retire. This is not included in their pensionable earnings.

Estimated annual pension benefits

Table S.4 shows the estimated annual pension benefits for various categories of pensionable earnings and years of pensionable service that would be payable under the pension plans and SERPs, assuming that a named executive officer retired on December 31, 2003 at age 65.
    These benefits are not subject to any deductions for government benefits or other offset amounts. They are partly indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

Pension benefits for named executive officers

The amount of service for calculating total pension benefits at December 31, 2003 was 21.8 years for Mr. Blouin (age 45), 6.8 years for Mr. Wetmore (age 51), 24.3 years for Mr. Roman (age 46) and 38.1 years for Mr. Marier (age 55).
    Eligibility to SERP benefits for Mr. Blouin, Mr. Wetmore, Mr. Roman and Mr. Marier occurs at age 55.
    Mr. Wetmore can retire at age 55 under his SERP. His pension will equal 25% of his average pensionable earnings if he retires at age 55, 40% at age 60 and 55% at age 65. This includes pension benefits he earned when he was employed at Aliant.
    Based on current compensation and service accrual to age 55, the estimated annual benefits payable at age 55 are as follows: Mr. Blouin, $348,622, Mr. Wetmore, $200,157 and Mr. Roman, $274,824. For Mr. Marier, please refer to Termination and other employment arrangements.
    For Mr. Sabia, refer to BCE's 2004 management proxy circular.

Termination and other employment arrangements

Under Mr. Wetmore's employment agreement with Bell Canada, he will receive payments if:

•	he is terminated without cause, or
•	he resigns for certain reasons, including any significant change in his duties, functions or total compensation and which are not reasonable to Mr. Wetmore.

    These payments include:
•

a severance indemnity equal to his base salary and annual short-term incentive award at target for a period of 24 months or a period equal to the amount of time between the date of termination and age 65, whichever is less

•	vesting of all of Mr. Wetmore’s BCE stock options.

    The above payments are subject to Mr. Wetmore’s compliance with the non-competition and non-solicitation provisions of his employment agreement.
    Mr. Marier is entitled to the following principal benefits under arrangements made in 2003:
•	a paid leave of absence with participation in benefits plan from January 1, 2004 until retirement on June 30, 2004
•	short-term incentive awards paid at target for 2003 and 2004, prorated to retirement date
•	a monthly pension benefit of $29,583 starting in July 2004
•	a one-time performance award of $250,000 to be paid in 2004.

32    2003 Annual information form    Bell Canada

Mr. Sheridan left Bell Canada on November 28, 2003. Mr. Sheridan is entitled to the following principal benefits under arrangements made in 2003 and at time of his departure:
•	a lump-sum severance payment equal to twelve months of his 2003 base salary and short-term incentive award at target (75% of base salary)
•	subject to compliance with confidentiality and non-competition provisions:
	–	a monthly pension benefit of $27,300 starting at age 55.
	–	additional amount of two times base salary and annual short-term incentive award at target payable in 24 installments
	–	vesting of stock options until November 28, 2006 and 120 days from such date to exercise vested options
	–	participation in benefit plans and perquisites until Mr. Sheridan is employed elsewhere but for a period not to exceed 36 months.

For Mr. Sabia, please refer to BCE’s 2004 management proxy circular.

Personal loans to directors and officers

Bell Canada has not granted loans or extended credit to any current directors or officers or to individuals who have held these positions during the last financial year or to any of their associates.

Table S.1 Summary executive compensation table

	Annual compensation				Long-term compensation

Name and principal position (1)	Year	Salary ($)	Bonus ($)	Other annual compensation ($) (2)	Securities under options or (SARs) granted (#) (3)	Restricted shares or restricted share units (#) (4)	Long-term incentive (LTIP) payouts ($) (5)	All other compensation ($) (6)

Pierre J. Blouin Group President, Consumer Markets Bell Canada	2003	585,134	177,200	131,651	120,000 40,000 (BCE Emergis)	19,032 share units based on $552,960	215,040	19,601

	2002	483,805	155,320	22,684	130,000 230,000 (BCE Emergis)	449 share units based on $12,580	–	105,096

	2001	355,000	349,600	37,800	105,634	910 share units based on $30,400	–	9,282

Stephen G. Wetmore Group President, National Markets Bell Canada	2003	614,167	231,400	–	181,860	–	494,800	497,511

	2002	591,731	146,700	61,154	395,000 60,832 (Aliant)	–	–	652,147

	2001	524,865	256,861	1,119,151	72,164 (Aliant)	–	–	–

Eugene Roman Group President, Systems and Technology Bell Canada	2003	500,000	144,400	–	150,322	12,798 share units based on $381,650	237,250	15,558

	2002	375,043	133,900	–	75,329	–	–	9,600

	2001	290,000	209,200	–	61,254	–	–	7,586

Guy Marier Executive Vice-President Project Management Office Bell Canada	2003	448,333	270,000	436,744	132,637	–	310,500	270,498

	2002	436,667	220,000	–	89,581	–	–	12,048

	2001	415,000	263,000	364,827	97,122	1,453 share units based on $58,800	–	10,882

John W. Sheridan Group President, Business Markets Bell Canada (up to November 28, 2003)	2003	710,000	292,000	330,338	275,884	–	1,244,422	4,145,509

	2002	711,398	305,620	90,071	530,000	–	–	93,249

	2001	600,000	720,000	259,928	200,000	–	–	90,701

(1)

Mr. Blouin was President and Chief Executive Officer of Bell Mobility Inc., a subsidiary of Bell Canada, between January 27, 2000 and March 1, 2002. In addition to his role at Bell Mobility, he was Executive Vice-President at BCE from March 1, 2002 until his appointment as Chief Executive Officer of BCE Emergis, a subsidiary of BCE, on May 13, 2002. On May 14, 2003, he was appointed Group President – Consumer Markets of Bell Canada. BCE Emergis paid his compensation from May 2002 until May 2003, according to its compensation policy. Bell Canada paid his compensation for the rest of the year 2003, according to its compensation policy. Salary shown under this table includes salary paid by BCE Emergis of $315,385 and $186,358 for 2002 and 2003, respectively.
Mr. Wetmore was appointed Vice-Chairman, Corporate of Bell Canada on March 1, 2002 and also Executive Vice-President of BCE on May 2, 2002. On June 1, 2003, he was appointed Executive Vice-President of Bell Canada while maintaining his responsibilities at BCE. In addition to his role at BCE, he became Group President – National Markets of Bell Canada on November 10, 2003. Prior to March 1, 2002, he was President and Chief Executive Officer of Aliant, a subsidiary of Bell Canada. His 2003 compensation was paid by Bell Canada according to its compensation policy. The main terms of his employment are described under Pension arrangements and Termination and other employment arrangements.

Bell Canada 2003 Annual information form 33

Mr. Roman was Chief Information Officer of Bell Canada from October 12, 2000 to June 11, 2002, when he was appointed Chief Information and Technology Officer of Bell Canada. He became Group President – Systems and Technology of Bell Canada on June 1, 2003.
Mr. Marier was appointed President of Bell Quebec on January 1, 1999 and Executive Vice-President of Bell Canada on October 15, 2001. He also performed the functions of President of Bell Quebec from October 25, 2001 until May 31, 2003. On June 1, 2003, he was appointed Executive Vice-President – Project Management Office of Bell Canada. On January 1, 2004, he proceeded on a paid leave of absence until his retirement on June 30, 2004.
Mr. Sheridan was President of Bell Canada from October 25, 2000 to May 2, 2002, when he was appointed President and Chief Operating Officer of Bell Canada. On June 1, 2003, he became Group President – Business Markets of Bell Canada until his departure on November 28, 2003. The salary amount shown under this table represents the salary earned from January 1, 2003 until November 28, 2003. He would have earned a salary of $775,000 for the whole year. The main terms of his termination arrangements are described under Termination and other employment arrangements.

(2)
For Mr. Blouin, this includes in 2003 $10,962 paid by BCE Emergis in lieu of vacation. It also includes a special compensation payment (SCP) of $120,689 triggered by the exercise of options in 2003. Please see Long-term incentives for details. For 2002, this consists of $16,284 paid in lieu of vacation as well as lease payments of $6,400 for 2002 and $37,800 for 2001 on an apartment we leased for him when he worked in Toronto.
For Mr. Wetmore, this consists of $61,154 that Aliant paid in lieu of vacation in 2002. For 2001, it includes $1,119,151 from selling Aliant stock options to Aliant that he received from the conversion of a previous option grant awarded by NewTel Enterprises Limited (one of the companies that formed Aliant in May 1999), under his employment agreement with Aliant.
For Mr. Marier, this includes special compensation payments (SCPs) of $436,744 and $364,827 triggered by the exercise of options in 2003 and 2001, respectively.
For Mr. Sheridan, this consists of gains from exercising SCPs, which were $330,338 in 2003, $90,071 in 2002 and $259,928 in 2001. Please see Long-term incentives for details.
No amount is included in this column for perquisites and other personal benefits where they amount to less than the $50,000 disclosure threshold provided for in applicable law.

(3)
These are options granted under BCE’s stock option plans. This also includes options from BCE Emergis for Mr. Blouin and from Aliant for Mr. Wetmore. Please see Long-term incentives and the tables under Stock options for details.
Mr. Blouin received in 2002 the following grants of stock options under the BCE Emergis share option plan:

	•	a hiring grant of 130,000 options
	•	an advance grant of 20,000 options, which represents the target portion of the 2003 annual stock option grant
	•	a special grant of 80,000 options as a retention incentive. These options will vest after three years from the date of grant.

In 2003, Mr. Blouin also received 40,000 options under the BCE Emergis share option plan.
When Mr. Blouin left BCE Emergis, the original expiry dates of all his BCE Emergis options were modified to May 14, 2006. Options continue to vest until such date as long as Mr. Blouin remains employed by Bell Canada, BCE or one of its subsidiaries.
In 2002, Mr. Wetmore received a hiring grant of 170,000 options and a special grant of 225,000 options. The special grant was to recognize a valuable contribution and important future challenges. These options vest at 20% a year for five years. Options were granted under Aliant’s stock option plan in 2001 and 2002. Aliant’s normal vesting schedule applies to all of his unvested Aliant options.
In 2002, Mr. Sheridan received a special grant of 300,000 options, in addition to an annual grant of 230,000 options. The special grant was to recognize a valuable contribution and important future challenges. These options vest at 20% a year for five years.
No freestanding stock appreciation rights (SAR) are granted under BCE’s stock option plans.

(4)
DSUs have the same value as BCE common shares. The number of DSUs awarded was calculated using the closing price of BCE common shares on the TSX on the day before the award of DSUs was effective. The dollar amount included in this table is the pre-tax value of the DSUs on the day the award was effective. Additional DSUs are credited to each named executive officer’s account on each BCE common shares dividend payment date. The number of DSUs is calculated using the same rate as the dividends paid on BCE common shares. Please see Deferred share unit plan for details.
The table below shows the total number of DSUs that each named executive officer held and their value at December 31, 2003, based on BCE common share price of $28.90. The total number of DSUs shown excludes DSUs granted as payment of the 2003 annual short-term incentive award and the award payable under the two-year capital efficiency incentive plan.

At December 31

Name	Total number of DSUs held	Total value $

Mr. Blouin Mr. Wetmore Mr. Roman Mr. Marier Mr. Sheridan	11,645 – – 21,534 –	336,557 – – 622,359 –

(5)

For 2003, this includes amounts payable under the Two-year capital efficiency incentive plan. Please see Two-year capital efficiency incentive plan for more details.
For Mr. Sheridan, it also includes the payment on December 1, 2003 of his 19,713 DSUs at a market value of $29 for a total pre-tax amount of $571,672. This amount represents his 2000 short-term incentive award paid in DSUs, plus accumulated dividends.

(6)
For all the named executive officers, this includes company contributions under the BCE employees’ savings plans. For Mr. Blouin, it also includes company contributions of $5,192 and 9,865 under the BCE Emergis employee share purchase plan for the years 2002 and 2003, respectively.
Under BCE’s plan, when Bell Canada’s employees, including executive officers, use up to 6% of their base salary, short-term incentives awards and/or payment under the two-year capital efficiency incentive plan to buy BCE common shares, Bell Canada contributes $1 for every $3 that the employee contributes. BCE Emergis’ plan is similar, but the company contributes $1 for every $2 that the employee contributes.
This also includes payments for life insurance premiums for all of the named executives officers.
For Mr. Blouin, it also includes in 2002 a $35,000 relocation allowance and $55,556 paid in lieu of 2001 vacation.

34    2003 Annual information form    Bell Canada

For Mr. Wetmore, it also includes:
•	$600,000 paid in 2002 and $350,608 paid in 2003 by Aliant as retention bonus awarded when Aliant was formed in May 1999
•	$102,184 that Bell Canada paid in 2003 as a relocation allowance
•	$22,218 that Aliant paid in 2002, which was the balance of a relocation allowance.
For Mr. Marier, it also includes for 2003 a one-time performance award of $250,000 to be paid in 2004 as part of his retirement arrangement. For Mr. Sheridan, it also includes:
•
$4,095,000 that was partially paid in 2003 with the remaining to be paid in installments until November 2005 as per his termination agreement. Please see Termination and other employment arrangements for details.

•	$75,000 paid in each of 2001 and 2002 to compensate for the difference in market prices relating to his move from Ottawa to Toronto.

Table S.2 Option/SAR grants during the most recently completed financial year

Name	Securities under options/SARs granted (#) (1) (2)		% of total options/SARs granted to employees in financial year (2)		Exercise or base price ($/security) (3)	Market value of securities underlying options/SARs on the date of the grant ($/security) (3)	Expiration date

Pierre J. Blouin	120,000		2.0%		$28.36	$28.36	May 13, 2013
Pierre J. Blouin (BCE Emergis)	40,000	(4)	5.8%	(5)	$7.65	$7.65	May 14, 2006
Stephen G. Wetmore	181,860		3.0%		$27.99	$27.99	Feb. 25, 2013
Eugene Roman	150,322		2.5%		$27.99	$27.99	Feb. 25, 2013
Guy Marier	132,637		2.2%		$27.99	$27.99	Feb. 25, 2013
John W. Sheridan(6)	275,884		4.6%		$27.99	$27.99	March 28, 2007

(1)	Each option granted under one of these plans covers one common share of that company. No rights to SCPs were attached to options granted in 2003 under any of these plans.
(2)	These numbers relate only to stock options. No freestanding stock appreciation rights SARs are granted.
(3)
The exercise prices of the stock options in this table are equal to the closing prices of the common shares of BCE or BCE Emergis, as the case may be, on the TSX on the day before the grant was effective.

(4)
BCE Emergis granted these options to buy its common shares under its share option plan. Options vest at 25% after two years, 75% after three years and 100% after four years. When Mr. Blouin left BCE Emergis, the original expiry date of January 28, 2009 was modified to May 14, 2006. Options continue to vest until such date as long as Mr. Blouin remains employed by Bell Canada, BCE or one of its subsidiaries.

(5)	Calculated based on the total number of options granted in 2003 under the BCE Emergis share option plan.
(6)
The expiration date of these options has been modified as per his termination arrangements with Bell Canada. Please refer to Termination and other employment arrangements for the treatment of Mr. Sheridan’s stock options.

Bell Canada    2003 Annual information form    35

Table S.3	Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

Name		Securities acquired on exercise (#)	Aggregate value realized ($) (1)	Unexercised options/ SARs at December 31, 2003 (#) (2)		Value of unexercised “in-the-money” options/SARs at December 31, 2003 ($) (2) (3)

				Exercisable	Unexercisable	Exercisable	Unexercisable

Pierre J. Blouin	BCE	9,850	135,980	139,929	308,521	–	304,588
Pierre J. Blouin	BCE Emergis (4)	–	–	–	270,000	–	–
Stephen G. Wetmore	BCE	–	–	87,500	489,360	148,500	759,493
Stephen G. Wetmore	Aliant (5)	39,175	416,509	189,741	64,610	60,425	120,854
Eugene Roman	BCE	–	–	79,379	247,420	–	136,793
Guy Marier	BCE	32,525	436,743	134,670	299,622	–	533,116
John W. Sheridan	BCE (6)	65,100	360,796	294,121	863,925	–	1,455,470

(1)
The total value realized is calculated using the closing price of a board lot of common shares of BCE, Aliant or BCE Emergis, whichever applies, on the TSX on the day the options were exercised less the exercise price. It does not include SCPs. These appear under “Other annual compensation” in the Summary compensation table. Please see Long-term incentives for more information.

(2)	These numbers relate only to stock options. No freestanding SARs are granted.
(3)
An option is “in-the-money” when it can be exercised at a profit. This happens when the market value of the shares is higher than the price at which they may be exercised. The value of unexercised in-the-money options is calculated using the closing price of a board lot of common shares of BCE, Aliant or BCE Emergis, whichever applies, on the TSX on December 31, 2003, less the exercise price of those options.

(4)
BCE Emergis granted these options to buy its common shares under its share option plan. Options vest at 25% after two years, 75% after three years and 100% after four years, except for 80,000 options granted in 2002 which vest after three years from the date of grant. When Mr. Blouin left BCE Emergis, the original expiry dates of his options were modified to May 14, 2006. Options continue to vest until such date as long as Mr. Blouin remains employed by Bell Canada, BCE or one of its subsidiaries.

(5)
Aliant has a stock option plan that is almost the same as BCE’s, except that the options vest at 33 1/3% a year for three years from the day of the grant. As President and Chief Executive Officer, Mr. Wetmore participated in Aliant’s stock option plan until the end of February 2002 and still had outstanding options in that plan as of the end of 2003. Please note that the value of options disclosed last year was incorrect as it represented the market share price rather than the gain on the exercise of options. As well, the number of unexercisable options should have been 149,393 instead of 149,133.

(6)	Please refer to Termination and other employment arrangements for the treatment of Mr. Sheridan’s stock options.

Table S.4 Pension plan table

Pensionable earnings ($)	20 years	Years of pensionable service		50 years
		30 years	40 years

500,000 700,000 900,000 1,300,000 1,700,000 2,100,000 2,500,000 2,900,000	164,400 232,400 300,400 436,400 572,400 708,400 844,400 980,400	242,200 342,400 442,600 643,000 843,400 1,043,800 1,244,200 1,444,600	314,600 444,800 575,000 835,400 1,095,800 1,356,200 1,616,600 1,877,000	350,000 490,000 630,000 910,000 1,190,000 1,470,000 1,750,000 2,030,000

www.bell.ca

PRINTED IN CANADA

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Montreal, Province of Quebec, Canada.

Bell Canada
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: April 14, 2004

LIST OF EXHIBITS
TO FORM 40-F

Bell Canada 2003 Financial Information	Exhibit 99.1

Independent Auditors’ Consent	Exhibit 99.2

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences	Exhibit 99.3

Certifications of the Chief Executive Officer and the Chief Financial Officer in accordance with section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31

Certification of the Chief Executive Officer and the Chief Financial Officer in accordance with section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32