Form 40-F
BELL CANADA
filed 2005-03-11
CIK 225090

2004

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2004	Commission File Number:	1-7274

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
Title of each class
7.75% Debentures, Series EL, Due 2006
9.50% Debentures, Series ES, Due 2010

For annual reports, indicate by check mark the information filed with this Form

X	Annual information form	X	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2004, 355,346,988 common shares and 44,000,000 Class A Preferred Shares were issued and outstanding

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

PRIOR FILINGS MODIFIED AND SUPERSEDED

        Bell Canada’s annual report on Form 40-F for the year ended December 31, 2004, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F. Other than Bell Canada’s Annual Information Form for the year ended December 31, 2004 (the “AIF”) included herein, and Bell Canada’s annual audited consolidated financial statements for the year ended December 31, 2004 and related management’s discussion and analysis of financial condition and results of operations, incorporated by reference herein, no other information from the Exhibits attached hereto is to be incorporated by reference in a registration statement or prospectus filed pursuant to the Securities Act of 1933.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A.     Annual Audited Consolidated Financial Statements

        For Bell Canada’s annual audited consolidated financial statements for the year ended December 31, 2004 (the “Financial Statements”), including the auditor’s report with respect thereto, see pages 35 to 72 and part of page 35, respectively, of the Bell Canada 2004 Financial Information attached hereto as Exhibit 99.1, which pages are incorporated herein by reference.

        The above referenced auditor’s report is expressed in accordance with standards of reporting generally accepted in Canada which do not require a reference to changes in accounting principles in the auditor’s report when the changes are properly accounted for and adequately disclosed in the financial statements. In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the financial statements, such as the changes described in Note 1 to the Financial Statements, or when there is a retroactive restatement such as described in Note 1 to the Financial Statements.

B.     Management’s Discussion and Analysis

        For management’s discussion and analysis of financial condition and results of operations, see pages 2 to 34 of the Bell Canada 2004 Financial Information attached hereto as Exhibit 99.1, which pages are incorporated herein by reference.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

        During the year ended December 31, 2004, there were no changes in Bell Canada’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Bell Canada’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor’s fees

        The table below shows the fees that Deloitte & Touche LLP (“Deloitte & Touche”), Bell Canada’s external auditor, billed to Bell Canada and its subsidiaries for various services for each year in the past two fiscal years.

	2004	2003	[1]

(Can. $ millions)
Audit fees	6.3	6.8
Audit-related fees	1.2	0.8
Tax fees	1.0	1.3
Other fees	-	0.5

Total	8.5	9.4

1     Figures for 2003 have been restated to reclassify translation services from Other fees to Audit fees so they can be compared to 2004 fees

Audit fees
        These fees include professional services provided by the external auditor for the review of the interim financial statements, statutory audits of the annual financial statements, the review of prospectuses, consulting on financial accounting and reporting standards, other regulatory audits and filings and translation services.

Audit-related fees
         These fees relate to non-statutory audits and consulting on prospective financial accounting and reporting standards.

Tax fees

        These fees include professional services for administering our compliance with our conflict of interest policy, tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax, capital tax and commodity tax returns.

        Since November 2004, we generally do not engage the external auditor to perform tax planning and consulting services.

Other fees
         These fees include professional services provided for the redesign of product introduction and new applications for account management. This work started in 2002 and was completed in early 2003.

         In 2004, Deloitte & Touche has not been engaged to design any information system or provide implementation services (IS/IT) or other consulting services to Bell Canada or its subsidiaries.

Auditor independence policy

BCE Inc.‘s auditor independence policy is applicable to all its subsidiaries including Bell Canada. The policy is a comprehensive policy governing all aspects of Bell Canada’s relationship with the external auditor, including:

•	establishing a process for determining whether various audit and other services provided by the external auditor affect its independence;
•	identifying the services that the external auditor may and may not provide to Bell Canada and its subsidiaries;
•	pre-approving all services to be provided by the external auditor of Bell Canada and its subsidiaries; and
•
establishing a process outlining procedures (as part of a separate policy) when hiring current or former personnel of the external auditor in a financial oversight role to ensure auditor independence is maintained.

In particular, the policy specifies that:
•

the external auditor cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation and legal services;

•
for all audit or non-audit services falling within the permitted services category (such as prospectus work, due diligence and non-statutory audits), a request for approval must be submitted to the audit committee by the Chief Financial Officer prior to engaging the auditors;

•	specific permitted services however are pre-approved quarterly by the audit committee and consequently only require approval by the Chief Financial Officer prior to engaging the external auditor; and
•
at each regularly scheduled audit committee meeting, a consolidated summary of all fees paid to the external auditor by service type is presented. This summary includes a breakout of fees incurred within the pre-approved amounts.

         In 2004, Bell Canada’s audit committee did not approve any audit-related, tax or other services pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

         Please see the section entitled "Off-Balance Sheet Arrangements" of Bell Canada's management's discussion and analysis of financial condition and results of operations (which is incorporated by reference in Bell Canada’s AIF) and Notes 9 and 24, entitled “Accounts receivable” and “Guarantees” respectively, of the Financial Statements, all contained in Bell Canada’s 2004 Financial Information attached hereto as Exhibit 99.1, for a discussion of off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         Please see the section entitled “Contractual Obligations” of Bell Canada’s management’s discussion and analysis of financial condition and results of operations (which is incorporated by reference in Bell Canada’s AIF), contained in Bell Canada’s 2004 Financial Information attached hereto as Exhibit 99.1, for a tabular disclosure and discussion of contractual obligations.

IDENTIFICATION OF THE AUDIT COMMITTEE

         Bell Canada has a separately designated standing audit committee established in accordance with section 3(a) (58) (A) of the Exchange Act. Bell Canada's audit committee is comprised of four independent members: Mr. T.C. O'Neill (Chair), Mr. A. Berard, Mrs. J. Maxwell and Mr. V.L. Young.

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

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Bell Canada has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make, forward-looking statements and related assumptions concerning its operations, economic performance and financial matters. Bell Canada is under no duty to update any of these forward-looking statements or related assumptions. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled “About forward-looking statements” on page 3 of the AIF and to the section entitled “Risks That Could Affect Our Business” on pages 26 to 33 of the AIF for a discussion of certain of such factors. Reference is also made to the various risk factors discussed throughout Bell Canada’s management’s discussion and analysis of financial condition and results of operations (which is incorporated by reference in Bell Canada’s AIF), contained in Bell Canada’s 2004 Financial Information attached hereto as Exhibit 99.1.

Bell Canada For the year ended December 31, 2004 March 2, 2005	2004 Annual Information Form

1    2004 Annual information form    Bell Canada

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

All dollar figures are in Canadian dollars, unless stated otherwise. For 2002, our results and statistics exclude Aliant Inc. (Aliant) (except for our 39% equity interest in the earnings of Aliant) and Bell ExpressVu Limited Partnership (Bell ExpressVu). See About our Business. The information in this AIF is as of March 2, 2005, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

Documents incorporated by reference

The document in the table below contains information that is incorporated by reference into this AIF.

Document	Where it is incorporated in this AIF

2004 Bell Canada Financial Information –	Management’s discussion and analysis, page 33
Management’s discussion and analysis, pages 2 to 34

Trademarks

The table below is a list of all our trademarks referred to and used as such in this AIF, and their owners.

Owner	Trademark

Bell Canada	Rings & head design
Bell
Bell Canada
Bell World
Espace Bell
ProConnect
Sympatico
Sympatico.ca

Bell ExpressVu Limited Partnership	ExpressVu

Bell Mobility Inc.	Mobile Browser

Telesat Canada	Nimiq

Any other trademarks, or corporate, trade or domain names used in this AIF are the property of their owners. We believe that our trademarks and domain names are very important to our success. Our exclusive trademark rights are perpetual provided that their registrations are timely renewed and that the trademarks are used in commerce by us or our licensees. We take appropriate measures to protect, renew and defend our trademarks. We also spend considerable time and resources overseeing, registering, renewing, licensing and protecting our trademarks and prosecuting those who infringe on them. We take great care not to infringe on the intellectual property and trademarks of others.

2    2004 Annual information form    Bell Canada

About forward-looking statements

A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.
     Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     This AIF contains forward-looking statements about Bell Canada’s objectives, strategies, financial condition, results of operations, cash flows and businesses. These statements are forward-looking because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. It is important to know that:

  forward-looking statements in this AIF describe our expectations at March 2, 2005.
  our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.
  forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business.
  we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     Risks that could cause our actual results to materially differ from our current expectations are discussed throughout this AIF and, in particular, in Risks that could affect our business.

ABOUT BELL CANADA

Bell Canada is Canada’s leading provider of wireline and wireless communications services, Internet access, data services and video services to residential and business customers. We report our results of operations in four segments. Each reflects a distinct customer group: Consumer, Business, Aliant and Other Bell Canada. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
     In 2004, we had consolidated operating revenues of $16.8 billion. We had total assets of $27.7 billion and approximately 49,806 employees at December 31, 2004.
     The table below shows the operating revenues that each segment contributed to total operating revenues for the year ended December 31, 2004.

Operating revenues (in $ millions)

Consumer	$7,502
Business	$5,851
Aliant	$2,033
Other Bell Canada	$1,939
Inter-segment eliminations	$(538)

Total operating revenues	$16,787

     The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers, mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
     Local telephone and long distance services are sold under the Bell brand, wireless services through Bell Mobility Inc. (Bell Mobility), Internet access under the Sympatico brand and video services through Bell ExpressVu.
     The Business segment provides local telephone, long distance, wireless, data (including Internet access) and other services to Bell Canada’s small and medium-sized businesses (SMB) and large enterprise (Enterprise) customers in Ontario and Québec, as well as business customers in Western Canada.
     In 2004, Bell Canada acquired several small specialized service companies allowing us to quickly enhance our value-added services (VAS) product suite for both SMB and Enterprise customers. See Business Highlights for information about these business acquisitions.
     In the third quarter, we enhanced our competitive position in Western Canada by acquiring 100% ownership of Bell West Inc. (Bell West), our competitive local exchange carrier (CLEC) in Alberta and British Columbia, by completing the purchase of Manitoba Telecom Services Inc.’s (MTS) interest in Bell West.
     In the fourth quarter of 2004, we further enhanced our competitive position in Western Canada by completing the acquisition of the Canadian operations of 360networks Corporation (360networks) as well as certain U.S. network assets. This acquisition increases our customer base and gives us an extensive fibre network across major cities in Western Canada. See Business Highlights for information about this acquisition.
     The Aliant segment provides local telephone, long distance, wireless, data (including Internet access) and other services to residential and business customers in Atlantic Canada, and represents the operations of Aliant.
     At December 31, 2004, Bell Canada owned 53% of Aliant. The remaining 47% was publicly held.
    The Other Bell Canada segment includes Bell Canada’s Wholesale business, and the financial results of Télébec Limited Partnership (Télébec), NorthernTel Limited Partnership (NorthernTel) and Northwestel Inc. (Northwestel). Our Wholesale business provides local telephone, long distance, wireless, data and other services to competitors who resell these services. Télébec, NorthernTel and Northwestel provide

3    2004 Annual information form    Bell Canada

telecommunications services to less populated areas of Québec, Ontario and Canada’s northern territories.
     Following the purchase of 360networks, Bell Canada sold 360networks’ retail customer operations in Central and Eastern Canada to Call-Net Enterprises Inc. (Call-Net). As part of the sale, Bell Canada will provide to Call-Net, for a share of the revenues, network facilities and other operations and support services.
     At December 31, 2004, Bell Canada owned 100% of Northwestel and 63% of Télébec and NorthernTel. The Bell Nordiq Income Fund owned the remaining 37%.
     In classifying our operations for planning and measuring performance, all restructuring and other items at Bell Canada and its subsidiaries except for Aliant are included in the Other Bell Canada segment and not allocated to the Consumer or Business segments.
     Bell Canada was incorporated in 1880 by a Special Act of the Parliament of Canada and was continued under the Canada Business Corporations Act on April 21, 1982. It is currently governed by a Certificate and Articles of Amalgamation dated February 1, 2005. Bell Canada may also be legally designated as The Bell Telephone Company of Canada or La Compagnie de Téléphone Bell du Canada.
     Bell Canada’s registered office is at 1050, côte du Beaver Hall, Suite 1600, Montréal, Québec H2Z 1S4. Its principal executive offices are at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec, H3B 4Y7.
     Bell Canada’s auditors are Deloitte & Touche LLP. Deloitte & Touche LLP and its predecessors have been acting as auditors since Bell Canada was created in 1880.

Our strategic priorities

The telecommunications industry continues to evolve rapidly as the industry moves from multiple service-specific networks to Internet Protocol (IP)-based integrated communications networks where text, video, sound and voice all travel on a single network. While IP-based communications is creating a new competitive landscape with reduced barriers to entry, it also unleashes new growth opportunities and the ability to achieve significant cost savings.
     In 2004, we embarked on our strategy to deliver unrivalled integrated communications to customers across Canada with the overall objective of taking a leadership position in setting the standard in IP for the industry and for our customers. Leveraging the opportunities created by IP-based communications should allow us to deliver on the guiding principles of our strategy of customer simplification, innovation and efficiency. This strategy is founded on three priorities:

1. Deliver an enhanced customer experience with the objective of enabling a significantly lower cost structure at Bell Canada.
A year ago we announced a far-reaching, company-wide program called Galileo (Galileo) designed to simplify and enhance the customer experience. In the Consumer segment, Galileo aims to unify the customer experience across all product lines and eliminate the costs of complexity associated with multiple systems and processes. In the Business segment, Galileo aims to deliver to customers a streamlined service offer based on IP, thereby eliminating the costs of multiple data networks and related processes.
     In 2004, we made significant progress on our Galileo initiatives in both our Consumer and Business segments.
     In our Consumer segment:
   we gained 369,000 subscriptions to the Bell bundle (a combination of wireless, Internet and video services in one offer), bringing our total sales to 431,000 since it was launched in September of 2003. Over the year, 48% of new bundle activations, 49% of fourth quarter activations and 51% of December activations included the sale of at least one new service the $5 Long Distance Bundle, that we introduced in June 2004, was extremely successful, gaining approximately 229,000 customers by year end we completed a major overhaul of Bell ExpressVu’s service offerings to stimulate growth and invigorate the business. This included repackaging programs and simpler pricing.
  we completed the migration of all Bell Mobility postpaid customer accounts to a new billing platform that will enable us to consolidate all of a customer’s services onto a single bill we also made significant advancements in improving the customer experience in our corporate stores.

In our Business segment:

  we made significant progress on our key objective of having 100% of our core traffic moved to a pervasive national IP multi-protocol label switching (IP MPLS) network by the end of 2006. At the end of 2004, 61% of the traffic on our core network was IP-based we also began the process to discontinue several legacy data services by announcing in 2004 that we would not sell these services to customers who do not use them currently. This list of legacy services includes Frame Relay, asynchronous transfer mode (ATM), Megastream, Bell Electronic Business Network, some business long distance services from the VNet portfolio (virtual corporate network services for large companies) and some packet services from the Datapac portfolio.

In 2005, we will continue to work on both of these areas.
     In Consumer, we will continue to deliver on our strategy to win the broadband home. In particular we:

  aim to significantly increase the number of customers on the Bell bundle will launch a redesigned Bell.ca site with the objective of increasing online sales will rollout a new, simpler bill for our customers.
In Business we will:
  continue the process of discontinuing legacy data services by expanding the list of services that will no longer be sold to customers who do not currently use them and by beginning to stop selling these services to existing customers continue to actively encourage customers to adopt new IP-based services as well as to migrate from legacy services to new IP-based services increase the adoption of self-serve and web-based interfaces by Enterprise customers eliminate network elements and standardize core operating processes.

4    2004 Annual information form    Bell Canada

     By the end of 2006, through our Galileo initiatives we are targeting to remove between $1 billion and $1.5 billion in annual costs from our current cost structure.

2. Deliver abundant bandwidth to enable all the services of the future with the reliability and security that customers require.
Over the next four years, we plan to make a significant investment to expand the reach and amount of bandwidth available to customers. We are aiming to be able to deliver by 2008 up to 26 megabits per second (Mbps) to 85% of urban households in the Québec City to Windsor corridor, or approximately 4.3 million households. Four million of these households will be single family units (SFUs) that will be served using a fibre-to-the-node (FTTN) architecture capable of delivering IPTV service (video over Internet protocol). The remaining 300,000 households will be multiple-dwelling units (MDUs) served using very high-bit-rate DSL (VDSL).
     In 2004, we began our FTTN rollout by deploying new high-density remotes in 376 neighbourhoods. Although not yet capable of providing video services, these remotes did enable the expansion of our high-speed Internet access footprint in Ontario and Québec to 83% of homes and business lines passed, compared to 80% at the end of 2003. We also made solid progress in the deployment of VDSL to MDUs. By the end of the year, we had signed access agreements with 335 buildings.
     In 2005, we plan to continue our FTTN rollout and conduct trials of our IPTV service. By year end, we expect to have deployed new high-density remotes to 2,500 neighbourhoods, representing a footprint of approximately 1.1 million households. We plan to also continue our VDSL expansion into the MDU markets of Toronto, Montréal and Ottawa.
     We were also the first in Canada to announce plans to deploy the third generation (3G) of wireless mobile communications. Through our investment in Evolution, Data Optimized (EVDO), we will offer wireless broadband speeds of up to 2.4 Mbps, six times faster than the speeds that exist today. We intend to deploy EVDO in major urban centres across Canada in 2005 and 2006.

3. Create the next-generation services to drive future growth.
 We continue to leverage our network capabilities, customer base and market knowledge to deliver innovative next-generation services. We plan to develop applications together with our wide array of partners, integrate them into useful services and bring these services to market using our strong brand, customer reach and channels.
     In 2004, our Consumer segment provided next-generation services with:

  the launch of Sympatico-MSN.ca, a single portal combining the best features and Internet tools of MSN Canada Co. (MSN Canada) with the broadband content and innovative services of Sympatico.ca the introduction of MSN Premium
  the launch of Sympatico Home Networking (an integrated wireless high-speed modem and router solution)
  the launch of leading-edge wireless location-based services the launch of wireless phone-to-phone video messaging service.

     For Enterprise customers, we launched our Managed IP Telephony service. By year end, Bell Canada had sold more than 145,000 IP-enabled lines on customer premises equipment (CPE). We also enhanced our portfolio of value-added services through the acquisitions of:

  Infostream Technologies Inc. (Infostream), a systems and storage technology firm, addressing customer needs for secure and reliable information storage and redundant back-up capabilities approximately 76% of Elix Inc, a provider of call routing and management systems, information technology (IT) applications integration, and design and implementation of electronic voice-driven response systems the security business of BCE Emergis Inc. (Emergis).

     As part of our strategy to become the technology advisor of choice to SMB customers, we:

  launched Productivity Pak (a self-serve bundle of tools that enables SMB customers to more easily access and share information) and ProConnect (a fully managed service enabling the sharing of information easily, securely and affordably across the most extensive private IP-based network in Canada)
  acquired IT solutions provider Charon Systems Inc. and, by February 21, 2005, an 89% interest in IT solutions provider Nexxlink Technologies Inc. (Nexxlink)
  on December 14, 2004, announced an initiative with Microsoft Canada Co., whereby Bell Canada will combine telecommunications services and Microsoft software-based solutions to bring SMB customers reliable, secure, productivity-enhancing services at affordable prices.

     In 2005, we plan to introduce Internet telephony service for consumers. In the Enterprise unit, we are targeting to increase the proportion of our customers in the Enterprise market purchasing value-added solutions. In the SMB market, we intend to reinvent the way information technology and telecom are integrated with the objective of increasing the number of SMB customers that view Bell Canada as their virtual Chief Information Officer (VCIO).
     We will exploit the IP capability to achieve inter-operability between wireless and wireline platforms. For instance, in 2005 we are targeting to bring to market an integrated single-voice mailbox for both cellular and land lines to allow customer access to voicemail messages through a single voicemail system.

5    2004 Annual information form    Bell Canada

Our corporate structure

We are an indirect wholly-owned subsidiary of BCE. You will find more information about BCE on its website at www.bce.ca.
     The table below shows our main subsidiaries, where they are incorporated or registered, and the percentage of voting and non-voting securities or partnership interest that we beneficially own or that we directly or indirectly exercise control or direction over.
     We have other subsidiaries, but they have not been included in the table because each represents 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2004.

Our corporate structure

Subsidiary	Where it is incorporated or registered	Percentage of voting securities or partnership interest that Bell Canada held at December 31, 2004 (1)

Aliant	Canada	53.2%
Bell Mobility (2)	Canada	100%
Bell ExpressVu (2)	Ontario	52% (3)

(1)	We do not own any outstanding non-voting securities issued by these subsidiaries.
(2)	These subsidiaries represent 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. We have included them to provide a better understanding of our overall corporate structure.
(3)	This subsidiary is indirectly wholly-owned by BCE. 52% is indirectly held by Bell Canada.

Our directors and officers

At December 31, 2004, Bell Canada’s directors and officers as a group beneficially owned, directly or indirectly, or exercised control or direction over:

  approximately 3,700 or 0.0028% of the common shares of Aliant approximately 9,029 or 0.0101% of the units of the Bell Nordiq Income Fund.

Directors

The table below lists Bell Canada’s directors, where they lived and their principal occupation on March 2, 2005.

Directors

Name and municipality of residence	Date elected or appointed to the board	Current principal occupation

André Bérard, Montréal, Québec	January 2003	Corporate director
Ronald A. Brenneman, Calgary, Alberta	November 2003	President and Chief Executive Officer and a director, Petro-Canada (petroleum company), since January 2000
Richard J. Currie,(1) Toronto, Ontario	May 2002	Chair of the board, BCE and Bell Canada, since April 2002
Anthony S. Fell,(1) Toronto, Ontario	January 2003	Chairman of the board, RBC Dominion Securities Limited (investment bank), since December 1999
Donna Soble Kaufman, Toronto, Ontario	January 2003	Lawyer and corporate director
Thomas E. Kierans,(1) Toronto, Ontario	January 2003	Chair, CSI Global Education Inc. (financial educator), since October 2004
Brian M. Levitt, Montréal, Québec	January 2003	Co-chair, Osler, Hoskin & Harcourt LLP (law firm), since January 2001
Judith Maxwell, Ottawa, Ontario	December 2000	President, Canadian Policy Research Networks Inc. (non-profit organization conducting research on work, family, health, social policy and public involvement), since 1995
John H. McArthur, Wayland, Massachusetts	January 2003	Senior advisor to the President, The World Bank Group (development bank), since March 1996
Thomas C. O’Neill, Don Mills, Ontario	January 2003	Chartered Accountant and corporate director
James A. Pattison,(2) Vancouver, British Columbia	February 2005	Chairman and Chief Executive Officer, The Jim Pattison Group, since 1961
Michael J. Sabia,(1) Montréal, Québec	July 2000	President and Chief Executive Officer (since April 2002) and a director, BCE, and Chief Executive Officer (since May 2002) and a director, Bell Canada
Paul M. Tellier, Montréal, Québec	March 1996	Corporate director
Victor L. Young, St. John’s, Newfoundland and Labrador	January 2003	Corporate director

(1)	Was a director or executive officer of Teleglobe Inc. or certain of its affiliates on or during the year preceding May 15, 2002, the date when Teleglobe Inc. and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.
(2)	Was a director or executive officer of Livent Inc. on or during the year preceding November 18 and 19, 1998, the dates when Livent Inc. and its United States subsidiaries filed for court protection under insolvency statutes in Canada and the United States, respectively.

6    2004 Annual information form    Bell Canada

Committees of the board The table below lists the committees of our board of directors and their members. As a public company, we are required by law to have an audit committee.
Committees of the board

Committee	Members

Audit	T.C. O’Neill (Chair) A. Bérard J. Maxwell V.L. Young

Corporate governance	D. Soble Kaufman (Chair) A.S. Fell T.E. Kierans J.H. McArthur

Management resources and compensation	R.J. Currie (Chair) R.A. Brenneman A.S. Fell J.H. McArthur V.L. Young

Pension fund	T.E. Kierans B.M. Levitt P.M. Tellier

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

Past occupation

Director	Past occupation

Mr. A. Bérard	•	Chairman of the board of National Bank of Canada (chartered bank) from March 2002 to March 2004
	•	Chairman of the board and Chief Executive Officer of National Bank of Canada from 1990 to March 2002 and a director of National Bank of Canada from 1985 to March 2004
Mr. R.A. Brenneman	•	Before January 2000, General Manager – Corporate Planning of Exxon Corporation (petroleum company)
Mr. R.J. Currie	•	President of George Weston Limited (food distribution, retail and production) from 1996 to May 2002 and a director from 1975 to May 2002
	•	President of Loblaw Companies Limited (grocery chain) from 1976 to January 2001 and a director from 1973 to May 2001
Mr. T.E. Kierans	•	Chairman of the board of Canadian Institute for Advanced Research (conducts basic research programs in the social and natural sciences) from September 1999 to October 2004
	•	Chairman of the board of Moore Corporation Limited (management and distribution of print and digital information) from 1977 to March 2001
	•	Chairman of the board of Petro-Canada from 1996 to January 2000
Mr. B.M. Levitt	•	President and Chief Executive Officer of Imasco Limited (consumer products and services company) from 1995 to February 2000
Mr. T.C. O’Neill	•	Chief Executive Officer of PricewaterhouseCoopers Consulting (provider of management consulting and technology services) from January 2002 to May 2002 and then Chairman of the board from May 2002 to October 2002
	•	Chief Operating Officer of PricewaterhouseCoopers LLP global organization (professional services firm in accounting, auditing, taxation and financial advisory) from July 2000 to January 2002
	•	Chief Executive Officer of PricewaterhouseCoopers LLP (accounting firm) in Canada from 1998 to July 2000
Mr. P.M. Tellier	•	President and Chief Executive Officer and a director of Bombardier Inc. (manufacturer of business jets, regional aircraft and rail transportation equipment) from January 2003 to December 2004
	•	President, Chief Executive Officer and a director of Canadian National Railway Company from 1992 to December 2002
Mr. V.L. Young	•	Chairman of the board and Chief Executive Officer of Fishery Products International Limited (frozen seafood products company) from 1984 to May 2001

7    2004 Annual information form    Bell Canada

Officers

The table below lists Bell Canada’s officers, where they lived and the office that they held at Bell Canada on March 2, 2005.

Past occupation

All of our officers have held their present positions or other executive positions with Bell Canada or one or more of our subsidiaries or affiliated companies during the past five years or more, except for:

  Ms. Brooks who was Vice-President and Controller of Enbridge Inc. (pipeline company) before July 2003
  Mr. Daniel who was Senior Vice-President of Canadian International Development Agency (CIDA) (industrial co-operation program that provides financial support to Canadian firms) before October 2003
  Mr. Discenza who was Senior Vice-President National Operations and Vice-President Network Services of AT&T Canada Inc. (communications company) before August 2000
  Mr. Garvey who was President, Canada of Fujitsu Consulting (Canada) Inc. (management and technology consulting services provider) before April 2004. He was also Executive Vice-President, Sales of EDS Canada Inc. (business and technology solutions provider) from April 1999 to July 2000
  Mr. Houle who was Senior Vice-President, Corporate Human Resources of Alcan Inc. (packaging and aluminum company) before June 2001
  Mr. Krstajic who was Senior Vice-President, Sales and Marketing of Rogers Cablesystems Limited (cable company) before July 2003
  Mr. Odendaal who was a senior executive at British Sky Broadcasting Limited (digital television company and broadcaster of sports, movies, entertainment and news) before March 2004
  Mr. Pichette who was principal partner with McKinsey & Company before January 2001
  Mr. Smith who has held various  executive positions in several divisions at British Sky Broadcasting Limited before November 2004.

Officers

Name	Municipality of residence	Office held at Bell Canada

Michael J. Sabia(1)	Montréal, Québec	Chief Executive Officer
Frank Anderson	Toronto, Ontario	Senior Vice-President – Enterprise Systems, Billing and Infrastructure
J. Trevor Anderson	Gloucester, Ontario	Senior Vice-President – Technology
Pierre J. Blouin	Montréal, Québec	Group President – Consumer Markets
Michael T. Boychuk(1)	Montréal, Québec	Senior Vice-President and Treasurer
Karyn A. Brooks	Montréal, Québec	Vice-President and Controller
Charlotte Burke	Mississauga, Ontario	Senior Vice-President – Consumer Internet Services
Isabelle Courville	Montréal, Québec	President – Enterprise
Peter Daniel	Ottawa, Ontario	Executive Vice-President – Communications and Corporate Marketing
Renato J. Discenza	Oakville, Ontario	Senior Vice-President – Carrier Services Group
Scott Garvey	Toronto, Ontario	Senior Vice-President – Professional Services
Josée Goulet	Montréal, Québec	Chief – Special Projects
Leo W. Houle	Montréal, Québec	Chief Talent Officer
Salvatore Iacono	Ottawa, Ontario	Senior Vice-President – Marketing and Carrier Relations
Alek Krstajic	Toronto, Ontario	President – Bell Mobility
Ellen M. Malcolmson	Etobicoke, Ontario	Senior Vice-President – Operations
Kelly L. McDougald	Toronto, Ontario	Senior Vice-President – Enterprise Sales, Ontario
Robert T. Mosey	Oakville, Ontario	Executive Vice-President
Robert Odendaal	Toronto, Ontario	Chief Executive Officer – Bell Mobility and Video Services
Patricia A. Olah	Montréal, Québec	Corporate Secretary
Patrick Pichette(1)	St-Lazare, Québec	President – Operations
Barry W. Pickford	Toronto, Ontario	Senior Vice-President – Taxation
Eugene Roman	Mississauga, Ontario	Group President – Systems and Technology
Claude Rousseau	Longueuil, Québec	Senior Vice-President – Enterprise and Public Sector Sales, Québec
Karen H. Sheriff	Toronto, Ontario	President – Small and Medium Business
Stephen P. Skinner(1)	Montréal, Québec	Senior Vice-President – Finance
Gary J. Smith	Toronto, Ontario	President – Bell ExpressVu
Ida Teoli	Montréal, Québec	Senior Vice-President – National Markets
Martine Turcotte	Montréal, Québec	Chief Legal Officer
Siim A. Vanaselja	Montréal, Québec	Chief Financial Officer
Stephen G. Wetmore	Mississauga, Ontario	Group President – National Markets

(1)	Was a director or executive officer of Teleglobe Inc. or certain of its affiliates on or during the year preceding May 15, 2002, the date when Teleglobe Inc. and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.

8    2004 Annual information form    Bell Canada

Our employees The table below shows the number of employees in the Bell Canada group of companies.
Number of employees at December 31

	2004	2003	2002

Total	49,806	51,369	54,258

     Approximately 48% of our employees are represented by unions and are covered by collective agreements.
     The following important collective agreement expires on or before December 31, 2005:

  the collective agreement between the Canadian Telecommunications Employees’ Association (CTEA) and Bell  Canada, representing approximately 10,000 clerical and associated employees, which expires on May 31, 2005. Negotiations began in March 2005.

     On January 21, 2005, the Communications Energy and Paper Workers Union of Canada (CEP) filed a common employer application between Bell Canada, Bell West, Smiston Communications (Smiston) and GT Group Telecom Services Corporation (Group Telecom) to represent the craft and services employees of Bell West, Smiston and Group Telecom.
     On October 22, 2004, the CTEA filed a common employer application between Bell Canada and Bell West with the Canadian Industrial Relations Board (CIRB), to represent the clerical and sale employees of Bell West.

Our capital structure

Bell Canada securities

Bell Canada’s articles of amalgamation provide for common shares and preferred shares. In addition, Bell Canada has issued debt securities in the form of debentures, notes and commercial paper. This section describes Bell  Canada’s securities, the ratings that certain rating agencies have attributed to such securities and the trading of Bell Canada’s securities on the Toronto Stock Exchange (TSX).

Debt securities

	Weighted- average interest rate		At December 31
		Maturity	(in $ millions)

Debentures and notes	7.35%	2005-2054	$7,681
Subordinated debentures	8.21%	2026-2031	$ 275

Total			$7,956

     All debentures and notes issued by Bell Canada are unsecured and include US$200 million maturing in 2006 and US$200 million maturing in 2010, which have been swapped into Canadian dollars. Bell Canada may trigger the early repayment of $125 million of its long-term debt when certain premiums are paid.
     Bell Canada has a shelf prospectus providing for the issuance of $3.0 billion of MTN Debentures (MTNs). On March 16, 2004, Bell Canada issued $450 million of MTNs bearing interest at 6.1% and maturing on March 16, 2035. On February 11, 2005, Bell Canada issued $700 million of MTNs bearing interest at 5.00% and maturing on February 15, 2017. Following the issuance, Bell Canada swapped the 5.00% fixed interest rate to a floating rate. Accordingly, as of March 2, 2005, Bell Canada has issued $1.15 billion of MTNs under its current shelf prospectus. This shelf prospectus expires in June 2005.
     Bell Canada may issue notes under its commercial paper program up to the amount of its supporting committed lines of credit. The total amount of its supporting committed lines of credit was $610 million at December 31, 2004. Bell Canada had $135 million in commercial paper outstanding at December 31, 2004. Bell Canada can also issue Class E notes under its commercial paper program. These notes are not supported by committed lines of credit and may be extended in certain circumstances. Bell Canada may issue up to $400 million of Class E notes. Bell Canada had no Class E notes outstanding at December 31, 2004.
     Certain debt agreements impose covenants which place certain limitations on the issuance of additional debt with maturity date exceeding one year based on certain tests related to interest and asset coverage. We are in compliance with all conditions and restrictions attaching to the debt securities.

Share capital

Preferred shares

Bell Canada’s articles of amalgamation provide for an unlimited number of Class A Preferred Shares, Class B Preferred Shares and Class C Preferred Shares. The terms set out in the articles authorize Bell Canada’s directors to issue Class A Preferred Shares in one or more series and to set the number of shares and conditions for each series.

9    2004 Annual information form    Bell Canada

     The table below is a summary of the principal terms of Bell Canada’s Class A Preferred Shares at December 31, 2004. There were no Class B Preferred Shares or Class C Preferred Shares issued and outstanding at December 31, 2004. Bell Canada’s articles of amalgamation describe the terms and conditions of these shares in detail.

Preferred shares

								Stated capital
						Number of shares		at December 31
								(in $ millions)

	Annual
	dividend	Convertible			Redemption		Issued and
Series	rate	into	Conversion date	Redemption date	price	Authorized	outstanding	2004	2003

15	5.50%	Series 16	February 1, 2005	February 1, 2005	$25.00	24,000,000	16,000,000	400	400
16	fixed	Series 15	February 1, 2010	February 1, 2010	$25.00	24,000,000	–	–	–
17	5.25%	Series 18	May 1, 2006	May 1, 2006	$25.00	22,000,000	14,000,000	350	350
18	floating	Series 17	May 1, 2011	At any time	$25.50	22,000,000	–	–	–
19	5.55%	Series 20	August 1, 2006	August 1, 2006	$25.00	22,000,000	14,000,000	350	350
20	floating	Series 19	August 1, 2011	At any time	$25.50	22,000,000	–	–	–

								1,100	1,100

     On January 19, 2005, Bell Canada announced that 14,085,782 of its outstanding Cumulative Redeemable Class A Preferred Shares, Series 15 (Series 15 shares) were tendered for conversion, on a one-for-one basis, into Cumulative Redeemable Class A Preferred Shares, Series 16 (Series 16 shares). As a result, Bell Canada issued 14,085,782 new Series 16 shares on February 1, 2005.
     The 1,914,218 Series 15 shares that were not converted into Series 16 shares remain outstanding and holders are entitled to floating adjustable cumulative monthly dividends.
     The annual fixed dividend rate on the new Series 16 shares, for the five-year period beginning on February 1, 2005, is 4.40%.

Voting rights

All of the issued and outstanding preferred shares at December 31, 2004 were non-voting, except under special circumstances, for example if Bell Canada failed to make dividend payments, when the holders are entitled to one vote per share.

Entitlement to dividends

Holders of Series 15 shares were entitled to fixed cumulative quarterly dividends until February 1, 2005. They are entitled to floating adjustable cumulative monthly dividends since February 1, 2005.
     Holders of Series 16, 17 and 19 shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in Bell Canada’s articles of amalgamation.
     If Series 18 and 20 shares are issued, their holders will be entitled to floating adjustable cumulative monthly dividends.

Conversion features

All of the issued and outstanding Bell Canada preferred shares at December 31, 2004 were convertible at the holder’s option into another associated series of preferred shares on a one-for-one basis as per the terms set out in Bell Canada’s articles of amalgamation.

Redemption features

Bell Canada may redeem Series 15 shares at any time on or after February 1, 2005 at $25.50 per share.
     Bell Canada may redeem Series 16, 17 and 19 shares on the redemption date and every five years after that date.
     If Series 18 and 20 shares are issued, Bell Canada may redeem them at any time.

Liquidation, dissolution or winding up

In case of liquidation, dissolution or winding up of Bell Canada or any other distribution of its assets among shareholders for the purpose of winding up its affairs, the holders of Class A preferred shares are entitled to receive all amounts provided in the Articles of Bell Canada to be payable in respect of return of capital, premium and dividends. These amounts are payable before any amount is paid to or any assets distributed among the holders of common shares or of shares of any other class ranking junior to the Class A preferred shares. Unless the Articles of Bell Canada otherwise provide with respect to any series of the Class A preferred shares, after payment to the holders of the Class A preferred shares of the amounts provided in the Articles of Bell Canada to be payable to them, such holders shall not be entitled to share in any further distribution of the assets of Bell Canada. The holders of Class B preferred shares have similar rights, but subject to the prior rights of holders of Class A preferred shares. The holders of Class C preferred shares have similar rights, but subject to the prior rights of holders of Class A and Class B preferred shares.

10    2004 Annual information form    Bell Canada

Common shares

Bell Canada’s articles of amalgamation provide for an unlimited number of voting common shares. Each common share entitles its holder to one vote at any meeting of shareholders.

     The table below provides details about the outstanding common shares of Bell Canada.

Contributed surplus

(in $ millions)	2004	2003

Balance, beginning of year	512	815
Capital contribution by BCH	433	3,043
Transfer to common shares	(433)	(3,338)
Compensation cost for stock options	16	15
Other	–	(23)

Balance, end of year	528	512

     For more information on ownership constraints that apply to Bell Canada’s common shares, see The regulatory environment we operate in – Legislation that governs our business.

Ratings for Bell Canada securities

Ratings generally address the ability of a company to repay principal and interest or dividends on securities.
     Bell Canada’s securities are rated by the following rating agencies:

  Dominion Bond Rating Service Limited (DBRS)
  Moody’s Investors Service, Inc. (Moody’s)
  Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P)
  Fitch Ratings Ltd. (Fitch)

     This section describes the credit ratings that Bell Canada has received for its securities. These ratings provide investors with an independent measure of credit quality of an issue of securities. Each rating should be evaluated independently.
     These credit ratings are not recommendations to purchase, hold or sell any of the securities discussed above, or a comment on the market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn in the future by a rating agency.

Commercial paper and extendible commercial notes

The table below shows the range of credit ratings that each rating agency assigns to short-term debt instruments.

	Highest quality of securities rated	Lowest quality of securities rated

DBRS	R-1 (high)	D
Moody’s	P-1	P-3
S&P	A-1 (high)	D

     The DBRS short-term debt rating scale indicates DBRS’ assessment of the risk that a borrower will not fulfill its near-term debt obligation in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.
     An S&P commercial paper rating indicates S&P’s assessment of whether the company can meet the financial commitments of a specific commercial paper program or other short-term financial instrument, compared to the debt servicing and repayment capacity of other companies in Canada’s financial markets. Credit ratings are based on current information provided by the issuers or obtained by S&P from other sources it considers reliable. S&P does not perform an audit when it assigns a credit rating.
     Moody’s short-term ratings indicate Moody’s assessment of the ability of issuers to meet short-term financial obligations. It may assign ratings to issuers, short-term programs or to individual short-term debt instruments. These short-term obligations generally have an original maturity of 13 months or less, unless stated otherwise.
     Bell Canada has received the following credit ratings for commercial paper and extendible commercial notes.

Short-term debt credit rating

DBRS	R-1 (mid)
Moody’s	P-2
S&P	A-1 (mid)

     The R-1 (mid) rating for short-term debt ranks second among the 10 credit ratings given by DBRS. According to DBRS, short-term debt rated R-1 (mid) by DBRS is of superior credit quality and in most cases, ratings in this category differ from R-1 (high) credits by only a small degree.

Common shares

		2004		2003

		Stated capital		Stated capital
	Number of shares	(in $ millions)	Number of shares	(in $ millions)

Outstanding, beginning of year	355,346,988	7,602	355,346,988	4,264
Shares purchased for cancellation (a)	(355,346,988)	(7,602)	–	–
Shares issued (a)	355,346,988	7,256	–	–
Transfer from contributed surplus (b)	–	433	–	3,338

Outstanding, end of year	355,346,988	7,689	355,346,988	7,602

(a)

In August of 2004, Bell Canada transferred its investment in MTS to Bell Canada Holdings Inc. (BCH) by exchanging all of the 355,346,988 Bell Canada common shares with a carrying value of $7,602 million held by BCH for 355,346,988 new Bell Canada common shares with a carrying value of $7,256 million. This resulted in a decrease in other long-term assets and common shares of $346 million, representing the carrying value of the investment in MTS. The investment in MTS was then transferred to BCE Inc. These transactions were carried out so BCE Inc. could use capital loss carryforwards to shelter the gain on the sale of the MTS shares.

(b)

In December of 2004, BCE Inc. made a capital contribution of $433 million to BCH. BCH then transferred the $433 million to Bell Canada’s contributed surplus. Bell Canada subsequently transferred this amount from contributed surplus to share capital. These transactions were carried out so BCE Inc. could effectively compensate Bell Canada for the proceeds on the sale of MTS.

11    2004 Annual information form    Bell Canada

Given the extremely tough definition DBRS has established for the R-1 (high) category, entities rated R-1 (mid) are also considered strong credits, and typically exemplify above average strength in key areas of consideration for the timely repayment of short-term liabilities.
     The A-1 (mid) rating ranks second among the eight short-term credit ratings given by S&P and, according to S&P, indicates a strong capacity to meet its financial commitment on the short-term obligations. Obligations rated A-1 (mid) on the commercial paper rating scale would qualify for a rating of A-1 on S&P’s global short-term rating scale.
     The P-2 rating ranks second among the three short-term credit ratings given by Moody’s. According to Moody’s, short-term issues rated P-2 by Moody’s have a strong ability to repay short-term debt obligations.

Long-term debt

The table below shows the range of ratings that each rating agency assigns to long-term debt instruments.

Long-term debt

	Highest quality of securities rated	Lowest quality of securities rated

DBRS	AAA	D
Moody’s	Aaa	C
S&P	AAA	D
Fitch	AAA	D

     The DBRS long-term debt rating scale indicates the risk that a company may not meet its obligations to pay interest and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.
     S&P’s credit rating is a current assessment of the creditworthiness of the company in meeting a specific financial obligation, a specific class of financial obligations, or a specific financial program. It takes into consideration:

  the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation the currency that the obligation is denominated in
  current information provided by the company or obtained by S&P from other reliable sources unaudited financial information from time to time, as S&P does not perform an audit the likelihood of payment—capacity and willingness of the company in meeting its financial commitment on an obligation according to the terms of the obligation the nature of and provisions of the obligation
  the protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

     Moody’s long-term obligation ratings are an assessment of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honoured as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.
     Fitch’s international long-term credit ratings assess the capacity to meet foreign or local currency commitments. Both foreign and local currency ratings are internationally comparable assessments. The local currency rating measures the probability of payment only within the sovereign state’s currency and jurisdiction.

Unsecured Senior Debentures and Medium Term Notes

Bell Canada has received an A (high) rating from DBRS, an A3 rating from Moody’s, an A rating from S&P and an A rating from Fitch, in respect of long-term debt issued by Bell Canada.
     The A (high) rating on long-term debt ranks fifth among the 26 long-term debt credit ratings given by DBRS. According to DBRS, long-term debt rated A by DBRS is of satisfactory credit quality: protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities. Also, according to DBRS, while A is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities.
     The A rating ranks sixth among the 22 long-term debt credit ratings given by S&P. According to S&P, an obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, according to S&P, the company’s capacity to meet its financial commitment on the obligation is still strong.
     The A3 rating ranks seventh among the 21 long-term debt credit ratings given by Moody’s. According to Moody’s, obligations rated A3 are considered upper-medium grade and are subject to low credit risk characteristics.
     The A rating ranks sixth among the 24 long-term ratings given by Fitch. According to Fitch, A ratings denote high credit quality and a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

Subordinated debt

Bell Canada has received an A (low) rating from DBRS, a Baa1 rating from Moody’s, an A- rating from S&P and an A- rating from Fitch, in respect of subordinated long-term debt issued by Bell Canada.
     The A (low) rating ranks seventh among the 26 long-term debt credit ratings given by DBRS. According to DBRS, long-term debt rated A by DBRS is of satisfactory credit quality: protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities. Also, according to DBRS, while A is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities.
     The A- rating ranks sixth among the 22 long-term debt credit ratings given by S&P. According to S&P, an obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, according to S&P, the company’s capacity to meet its financial commitment on the obligation is still strong.
     The Baa1 rating ranks seventh among the 21 long-term debt credit ratings given by Moody’s. According to Moody’s, obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and may have certain speculative characteristics.

12    2004 Annual information form    Bell Canada

     The A- rating ranks seventh among the 24 long-term ratings given by Fitch. According to Fitch, A ratings denote high credit quality and a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

Preferred Shares

The table below describes the range of ratings that each rating agency assigns to preferred share instruments.

	Highest quality of securities rated	Lowest quality of securities rated

DBRS	Pfd-1 (high)	D
S&P	P-1 (high)	D

     The DBRS preferred share rating scale indicates their assessment of the risk that a borrower may not be able to meet its full obligation to pay dividends and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.
     S&P’s preferred share rating is a current assessment of the creditworthiness of a company in meeting a specific preferred share obligation issued in the market, compared to preferred shares issued by other issuers in the market.
     Bell Canada has received a Pfd-2 (high) rating from DBRS and a P-2 (high) rating from S&P, in respect of the first preferred shares it issued.
     The Pfd-2 (high) rating for preferred shares ranks fourth among the 16 preferred share credit ratings given by DBRS. According to DBRS, preferred shares rated Pfd-2 by DBRS are of satisfactory credit quality: protection of dividends and principal is still substantial, but earnings, balance sheet, and coverage ratios are not as strong as Pfd-1 rated companies. Generally, Pfd-2 ratings correspond with companies whose senior bonds are rated in the A category.
     The P-2 (high) rating ranks fourth among the18 preferred share credit ratings given by S&P. A P-2 (high) rating on the Canadian scale corresponds to a BBB+ rating on the global scale. According to S&P, an obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the company’s ability to meet its financial commitment on the obligation.

Trading of Bell Canada securities

Preferred shares of Bell Canada are traded on the TSX. The tables below show the range in share price per month and volume traded on the TSX for each class of Bell Canada preferred shares.

Bell Canada Preferred shares – Series 15

2004	High	Low	Volume traded

December	$25.70	$25.00	1,409,576
November	$25.99	$25.10	43,933
October	$25.70	$25.07	16,191
September	$25.70	$25.07	21,361
August	$26.00	$25.20	33,901
July	$26.29	$25.25	67,122
June	$25.69	$25.36	49,612
May	$25.90	$25.06	23,073
April	$25.85	$25.25	16,402
March	$26.40	$25.81	39,540
February	$26.44	$26.05	24,372
January	$26.40	$25.70	23,030

Bell Canada Preferred shares – Series 17

2004	High	Low	Volume traded

December	$26.25	$25.60	36,629
November	$26.20	$25.90	72,505
October	$26.25	$25.95	114,813
September	$26.59	$26.01	123,508
August	$26.70	$25.95	116,516
July	$26.95	$25.50	68,429
June	$26.40	$25.25	700,560
May	$26.20	$25.45	115,077
April	$26.59	$25.60	229,481
March	$26.75	$26.00	210,757
February	$26.90	$26.30	113,041
January	$27.20	$25.85	112,855

Bell Canada Preferred shares – Series 19

2004	High	Low	Volume traded

December	$26.80	$26.40	44,893
November	$26.75	$26.42	59,480
October	$26.85	$26.35	23,976
September	$26.95	$26.25	38,636
August	$26.85	$26.40	46,589
July	$26.75	$25.95	52,838
June	$26.59	$25.75	44,597
May	$26.70	$25.75	94,785
April	$27.84	$25.75	64,414
March	$27.90	$27.00	81,745
February	$28.00	$26.75	35,850
January	$27.75	$26.35	32,210

Our dividend policy

Bell Canada’s dividend policy is to allow for a sustained growth in dividends to our common shareholder, based on the expected sustained growth in net earnings applicable to common shares and free cash flow, while maintaining an appropriate capital structure.

13    2004 Annual information form    Bell Canada

The table below shows the amount of cash dividends declared per share of each class of Bell Canada shares for 2002, 2003 and 2004.

	2004	2003	2002

Common	$4.14282	$5.68953	$5.077477

Preferred Shares
– Series 15	$1.375	$1.375	$1.375
– Series 17	$1.31252	$1.31252	$1.31252
– Series 19	$1.38752	$1.38752	$1.38752

ABOUT OUR BUSINESSES

We report our results of operations in four segments. Each reflects a distinct customer group: Consumer, Business, Aliant, and Other Bell Canada. This section describes our products and services and competitors for each of our businesses.
     Some of our revenues vary slightly by season. For example, Business segment revenues tend to be higher in the fourth quarter because of higher levels of voice and data equipment sales. The Aliant segment wireless revenues tend to peak in the third quarter due to increased airtime, long distance and roaming during summer vacations. Other revenues of the Aliant segment, such as directory and IT service and fulfillment revenues, also experience seasonality. Our operating income can also vary slightly by season. For example, Consumer segment operating income tends to be lower in the fourth quarter due to the higher acquisition costs related to higher subscriber gains in the holiday season.

Products and services

Local and access services

Bell Canada operates an extensive local access network that provides local telephone services to:

  residential customers mainly in Québec and Ontario through our Consumer segment business customers in Ontario, Québec and Western Canada through our Business segment
  Atlantic Canada through our Aliant segment
  less populated areas of Québec, Ontario and Canada’s northern territories through Télébec, NorthernTel and Northwestel, which form part of our Other Bell Canada segment competitors who resell these services.

     The 12.9 million local telephone lines, or network access services (NAS), we provide for our customers are key in establishing customer relationships and are the foundation for the other products and services we offer.
     Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:

  value-added services, such as call display, call waiting and voicemail services provided to competitors accessing our local network connections to and from our local telephone service customers for competing long distance companies subsidies from the National Contribution Fund to support local service in high-cost areas.

     Rates for local telephone and value-added services in our incumbent territories are regulated by the Canadian Radio-television and Telecommunications Commission (CRTC).
     The local telephone services market became more competitive in 2004 when several companies launched voice over Internet protocol (VoIP) services. In 2004, we launched our own VoIP service for Enterprise customers and are currently conducting trials of a version for residential customers. Several major cable companies recently entered, or announced their intention to enter, the local telephone services market in 2005 with VoIP offerings of their own.

Long distance services

We supply long distance voice services to business and residential customers. We also receive settlement payments from other carriers for completing their customers’ long distance calls in our territory. Long distance services are provided through the same segments as local and access services.
     Prices for long distance services have been declining since this market was opened to competition. In 2004, the long distance services market became more competitive with the emergence of non-traditional suppliers (i.e., prepaid card, dial-around and VoIP providers).

Wireless services

We offer a full range of wireless communications services to business and residential customers, including cellular, personal communications services (PCS) and paging. Wireless services are provided through the same segments as local and access services. PCS customers can get wireless access to the Internet through our Mobile Browser service or send text messages. We also provide value-added services, such as call display and voicemail, and roaming services with other wireless service providers. Customers can choose to pay for their cellular and PCS services through a monthly rate plan (postpaid) or in advance (prepaid). At the end of 2004, we had more than 5.3 million cellular, PCS and paging customers.
     The wireless division of each of our incumbent telephone companies provides wireless communications in its home territory, except for Bell Mobility, which provides these services in its home territory as well as Alberta and British Columbia.
     Our wireless network provides voice services and data services at typical transmission speeds of approximately 120 Kbps. At the end of 2004, our wireless network covered:

  95% of the population in Ontario and Québec, which is equivalent to our analogue coverage in this region
  88% of the population in Atlantic Canada
  Calgary, Edmonton and Vancouver in Western Canada.

     In December 2004, we announced we were in trials for Canada’s first EVDO network, which will provide wireless broadband speeds up to six times faster than data speeds available today. We expect to deploy EVDO in major urban centres across Canada in 2005 and 2006.
     We also announced a joint venture with the Virgin Group to offer wireless services to the key youth market under the dynamic Virgin brand. See Business Highlights for more details.

14    2004 Annual information form    Bell Canada

Data services

High-speed Internet access services provided through digital subscriber line (DSL) technology for residential and SMB customers is a growth area for Bell Canada. Data services are provided through the same segments as local and access services, with the Consumer segment offering internet access to our residential customers. At the end of 2004, we had over 1.8 million high-speed Internet customers.
     We expanded our DSL footprint in Ontario and Québec to 83% of homes and business lines passed at the end of 2004, compared to 80% at the end of 2003. This was partly due to the deployment of new high-speed remotes that began in April 2004. In Atlantic Canada, DSL was available to 72% of homes and 79% of businesses at the end of 2004, compared to 65% and 75%, respectively, at the end of 2003.
     During 2004, we upgraded our Sympatico DSL services by increasing our High Speed Edition to up to 3 Mbps from 1.5 Mbps and our Ultra service from 3 Mbps to up to 4 Mbps.
     We offer a full range of data services to business customers, including Internet access, IP-based services, VAS and equipment sales. While we still offer legacy data services such as frame relay and ATM, we began the process of discontinuing legacy data services by announcing in 2004 that we would not sell several of these services to customers who do not use them currently.

Video services

We are Canada’s largest digital television provider, broadcasting nationally more than 400 video and CD-quality audio channels, including up to 25 high definition channels and unique interactive television services. Video services are provided through our Consumer segment. At the end of 2004, we provided video services to more than 1.5 million customers. We currently distribute our video services to customers in one of two ways:

  direct-to-home (DTH) satellite: we have been offering DTH video services nationally since 1997. We use three satellites, Nimiq 1, Nimiq 2, and Nimiq 3. We added Nimiq 3 in 2004 to improve signal strength and reliability while increasing capacity.
  VDSL: In 2003, we began expanding our reach to the Toronto MDU market through the use of VDSL. The MDU market represents approximately 40% of all households in Toronto. In 2004, we increased our penetration of the Toronto MDU market and also began deploying VDSL in the MDU markets in Montréal and Ottawa.

     In the future, we plan to provide an IPTV service terrestrially to urban households in the Québec City to Windsor corridor. In 2004, we received CRTC approval of our broadcast licence application to deliver video services terrestrially to SFUs. We plan to conduct trials of our IPTV service in 2005.
     Signal piracy continues to be a major issue facing all segments of the Canadian broadcasting industry. During the year, we intensified our ongoing efforts against television signal theft with several new initiatives. These included:

  initiating a smart card swap on a phased-in basis for authorized digital receivers which is expected to be completed by late 2005 an electronic countermeasure program that transmits electronic signals to disable set top boxes with illegal cards the use of new sophisticated set top box tracking systems and implementation of specific point-of-sale practices, such as obtaining customer photo identification and credit card information, and requiring customers to pre-register online, to ensure that set top boxes are being used by legitimate subscribers aggressive measures to investigate and initiate legal action against persons engaged in the manufacture, sale and distribution of signal theft technology implementation of policies with authorized retailers to combat piracy including a zero tolerance policy for activities related to signal theft.

Terminal Sales and Other

This category includes revenues from a number of other sources, including:

  renting, selling and maintaining business terminal equipment wireless handset and video set top box sales
  network installation for third parties
  IT services provided by Aliant.

     Terminal sales and other revenues are derived by the segments that form Bell Canada.

Wholesale business

The Wholesale business that forms part of our Other Bell Canada segment provides local telephone, long distance, wireless, data and other services to customers who in many cases are also Bell Canada’s competitors. These wholesale customers, who are located principally in Ontario and Québec and may also be in Western Canada and the United States, resell these services or use them in combination with their own network capabilities.

Marketing and distribution channels

The Consumer segment delivers its products and services through:

  over 9,000 call centre service representatives
  380 Bell World/Espace Bell and Bell Mobility retail locations, of which 140 are corporately owned stores with dealers owning the rest over 2,400 retail points of presence through both national retailers such as Future Shop, Best Buy, Radio Shack, Wireless Wave (wireless only) and regional retailers in both the West such as London Drugs and Visions and in Québec such as Audiotronics/Dumoulin the bell.ca website.

     Customers can buy our full range of products through the call centres, retail stores, sales representatives and our web portals.
     The Consumer segment’s large wireline customer base and its ability to cross-sell through a variety of distribution channels are key competitive advantages. Cross-selling provides value for our customers, which increases the amount they spend with us. It also allows us to simplify our product offering and to compete aggressively. Our ability to cross-sell enhances revenue per customer, reduces churn and improves productivity.
     We will continue to focus on cross-selling and bundling our products and services, including Internet access, wireless and DTH satellite television, to residential customers. See Our Objectives and Strategy for more information on bundling of our products and services.
     Bundles provide customers with value for consolidating all their services with Bell Canada. Currently the value is provided through discounts. However, this is evolving to include product cross functionality that will only be available within a bundle and which enhances the customer’s

15    2004 Annual information form    Bell Canada

experience. Customers also get the convenience of One Bill for their Bell ExpressVu and Sympatico Internet access services as well as a single point  of contact for service. We expect to include wireless services in our single bill during 2005.
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
     Aliant sells its telecommunications products and services through approximately 1,500 call centre representatives, approximately 250 independent dealer stores, 51 stores through its acquisition of DownEast Ltd. and the aliant.net website. Aliant facilitates customer payments through over 250 payment agencies. During 2004, Aliant made process improvements to simplify and speed-up various types of customer interactions and introduced online ordering on its website.
     Communications products and services for Bell Canada’s Wholesale business are delivered by Bell Canada’s Carrier Services Group. They are sold through our dedicated sales representatives, web portals and call centres.

Networks

The telecommunications industry continues to evolve rapidly as the industry moves from multiple service-specific networks to IP-based integrated communications networks where text, video, sound and voice all travel on a single network. Bell Canada and Aliant are working with Nortel Networks Corporation (Nortel Networks), to establish a national multi-service IP-enabled network. See Our objectives and strategy for more information related to our IP strategy. See Business Highlights – 2003 Highlights for more information related to agreements with Nortel Networks and Cisco Systems Canada in relation with our IP networks.
     Bell Canada’s communications networks provide voice, data, wireline and wireless services to customers across Canada and in limited areas of the United States.

     Bell Canada’s infrastructure includes:

  national transport for voice and data, including Internet traffic urban and rural infrastructures for delivering services to customers national wireless networks that provide voice and data services satellite and VDSL delivery of video services to customers.

     The national voice and data network consists of more than 11,500 route miles of optical fibre, which is configured as multiple rings for redundancy and fault protection. It reaches all major metropolitan centres and many smaller ones in Canada, as well as New York, Chicago, Washington, Atlanta, Dallas, Los Angeles, San Francisco and Seattle in the United States, at a speed of 10 gigabits per second.
     Bell Canada’s networks in major Canadian cities provide state-of-the-art high-speed access at gigabit speeds based on IP technology, while continuing to be a key provider of traditional voice and data services. The national data network has more than 750 gigabits per second of capacity and transports more than 150 gigabits per second of Internet traffic to Canadian customers every day.
     In total, Bell Canada’s wireless infrastructure covered 95% of Ontario’s and Québec’s population at December 31, 2004. Bell Canada’s wireless network also covers major cities in the provinces of Alberta and British Columbia. In 2002, Bell Canada launched state-of-the-art 1xRTT technology that allows customers to send data at speeds of up to 163.2 kilobits per second.
     To reach high value business customers, Bell Canada has installed more than 520,000 strand miles of optical fibre in most cities in Ontario, Québec and the Atlantic provinces, and in Vancouver, Victoria, Edmonton and Calgary, as well as virtually every municipality in Alberta on the Government of Alberta Super Net project. This optical fibre also carries Internet traffic to and from high-speed customers.
     We have extensive copper and voice-switching networks that provide local and interexchange voice services to all of our business and residential customers in Ontario, Québec and the Atlantic provinces.
     Aliant’s network provides voice, data, wireline and wireless services to customers throughout Atlantic Canada.
     Aliant is collaborating with customers through the launch of VoIP demonstration centres in 2004, the launch of an Atlantic Canadian based SMB Innovation Centre in collaboration with Bell Canada in the first quarter of 2005 and a fibre-to-the-home trial project launched in January 2005.
     In 2004, Aliant doubled the speed of its 1xRTT network and expanded its coverage to mirror its digital wireless network. As at December 31, 2004, approximately 88% of Atlantic Canada’s population had access to Aliant’s digital wireless voice and data network.
     Aliant also expanded its high-speed Internet service to pass 72% of homes and 79% of businesses in Atlantic Canada as at December 31, 2004.

Competition

Since the local services market was opened to competition in 1998, almost all of the markets that we operate in are competitive. We face intense competition from traditional competitors, as well as from new entrants to the markets in which we operate. We compete not only with other telecommunications and television service providers, but also with other businesses and industries. These include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems, system integrators, and other companies that deal with, or have access to, customers through various communications networks.
     Competition in Atlantic Canada is intense. Virtually every aspect of Aliant’s business is subject to competition. Competitive factors are similar to those identified in our Consumer and Business segments. Competition includes not only Bell Canada’s major national competitors but also

16    2004 Annual information form    Bell Canada

competitive activity and competitors unique to Atlantic Canada, such as Eastlink Communications (Eastlink), especially for local service.
     Atlantic Canada is the only market in Canada where residential local service is more competitive than business. The CRTC recognizes that the two most competitive local residential markets in Canada are in Atlantic Canada. Competition continues to increase as the largest competitive local exchange carrier in Atlantic Canada continues to expand into new areas in Nova Scotia, Prince Edward Island and parts of New Brunswick and partners with a wireless provider to add cellular service as an option in its bundled offerings which already consist of local, long distance, Internet and cable television. In addition, a long distance competitor has begun offering local service, using both traditional wireline and VoIP in Aliant’s largest urban market, Halifax. As technology advances, competition for local service is expected to continue to grow as VoIP becomes more widely accepted in the market.
     The CRTC regulates the prices we can charge for basic access services. See The regulatory environment we operate in for more information.
     Technology substitution, and VoIP in particular, has reduced barriers to entry in the industry. This has allowed competitors with far lower investments in financial, marketing, personnel and technological resources to rapidly launch new products and services and gain market share. Certain VoIP technology implementations do not require service providers to own or rent physical networks, which gives other competitors increased access to this market. Contracts for long distance services to large business customers are very competitive. Customers may choose to switch to competitors that offer lower prices to gain market share and that are less concerned about the quality of service or impact on their earnings.

Wireline

Our main competitors in local and access services are:

  Allstream (a division of MTS Allstream Inc.)
  Call-Net
  Telus Corporation (Telus)
  Eastlink, in the Maritime Provinces
  Futureway Communications Inc. (Futureway), in the greater Toronto area.

     Competition in the long distance services market has been based primarily on price, which has led to flat-rate pricing in the residential market. We experience significant competition in the provision of long distance service from dial-around providers, prepaid card providers, VoIP service providers and others, and from traditional competitors such as interexchange carriers and resellers. We face increasing cross-platform competition as customers replace traditional services with new technologies. For example, our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and e-mail. We also expect to face competitive pressure from cable companies as they implement voice services over their networks and from other emerging competitors such as electrical utilities. These alternative technologies, products and services are now making significant inroads in our legacy services, which typically represent our higher margin business.
     Our major competitors in long distance are:

  Telus
  Allstream
  Call-Net
  prepaid long distance providers, such as Group of Goldline
  Primus Telecommunications Canada Inc. (Primus)
  dial-around providers, such as Yak and Looney Call, which are divisions of YAK Communications (Canada) Inc.
  Eastlink, in the Maritime provinces.

Wireless

The Canadian wireless telecommunications industry is highly competitive. We compete directly with other wireless service providers that aggressively introduce, price and market their products and services, and with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.
     Bell Mobility competes for cellular and PCS customers, dealers and retail distribution outlets directly with:

  Rogers Wireless Inc. (including the recently acquired Microcell Telecommunications Inc. (Fido))
  Telus Mobility (a business unit of Telus)

     Competition for subscribers to wireless services is based on price, services and enhancements, technical quality of the cellular and PCS system, customer service, distribution, coverage and capacity.

Data

Bell Canada faces intense competitive pressure in the data services market. Cable companies and independent Internet service providers (ISPs) have increased competition in the broadband and Internet access services business. In particular, competition from cable companies has focused on increased bandwidth and discounted pricing on bundles. Competition has led to pricing for Internet access in Canada that is among the lowest in the world.
     In addition, service providers that are funded by regional electrical utilities may continue to develop and market services that compete directly with Bell Canada’s Internet access and broadband services. Developments in wireless broadband services may also result in increased competition in certain geographic areas.
     In the high-speed Internet access services market, the Consumer segment competes with large cable companies, such as:

  Rogers Cable Inc. (Rogers)
  Le Groupe Vidéotron Ltée (Vidéotron)
  Cogeco Cable Inc. (Cogeco)
  Eastlink, in the Maritime provinces.

     In the dial-up market, the Consumer segment competes with America Online, Inc., Primus and more than 900 ISPs.

Video

Competition for subscribers is based on the number and kinds of channels offered, quality of the signal, set top box features, availability of service in the region, price and customer service. Bell ExpressVu competes directly with Star Choice Television Network Inc., another DTH satellite television provider, and with cable companies across Canada.

17     2004 Annual information form    Bell Canada

These cable companies have upgraded their networks, operational systems and services, which could improve their competitiveness.
     Bell Canada offers video services through DTH satellite and VDSL. It has also received a licence to offer video on a wireline basis. See The regulatory environment we operate in for more information on Bell Canada’s licence.
     Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. Bell ExpressVu’s competitors also include Canadian cable television providers, such as:

  Rogers
  Shaw Communications Inc.
  Vidéotron
  Cogeco
  Eastlink, in the Maritime provinces.

Wholesale

Our Wholesale business’ main competitors include traditional carriers and emerging carriers. Traditional, facilities-based competitors include Allstream, Telus and Call-Net who may wholesale some or all of the same products and services as Bell Canada. Emerging competitors include utility-based telecommunications providers, cable operators and US-based carriers for certain services.
     Competitive activity for tariffed services (e.g. Centrex and digital private line services) is moderate, with facilities-based carriers providing the primary threat in regulated voice and data access products. Competition is greatest in the unregulated areas, especially for toll minutes and forborne data services. For example, in the data market for private line, frame and ATM products, we face continued price pressure as well as the ongoing threat of customers evolving to IP-based services. Our resale DSL market, however, continues to grow. The recent growth of end-user technologies such as VoIP is also expected to increase pressure on some legacy product lines.

Discontinued operations

In the past two years, we have disposed of, or approved formal plans for disposing of, a number of our businesses. These include:

  Aliant’s emerging business segment. Its assets were sold in 2003.
  Aliant’s remote communications segment, which consisted mainly of Aliant’s investment in Stratos Global Corporation (Stratos). Stratos was sold in December 2003.

     All of these business dispositions were treated as discontinued operations.
     In treating business dispositions as discontinued operations, we restated the financial results of all previous years to exclude the results of these businesses.

OUR POLICY ON THE ENVIRONMENT

We monitor our operations to ensure that we comply with environmental requirements and standards, and take action to prevent and correct problems, when needed. Since 1993, to support our environmental policy, we have had an environmental management and review system in place, that:

  provides early warning of potential problems
  identifies management and cost saving opportunities
  establishes a course of action
  ensures ongoing improvement through regular monitoring and reporting.

     One of our key tools is the corporate environmental action plan, which outlines the environmental activities of our various business units. The plan identifies funding requirements, accountabilities and deliverables, and monitors our progress in meeting our objectives. As of December 31, 2004, we had integrated the following entities into our corporate environmental action plan: Bell Canada, Bell Mobility, Bell ExpressVu, Bell West, BCE Nexxia Corp., Expertech, Télébec, NorthernTel and Northwestel.
     For the year ended December 31, 2004, we spent $12.8 million on environmental activities. 73% of this was for expenses and 27% was for capital expenditures. For 2005, we have budgeted $14.7 million (73% for expenses and 27% for capital expenditures) to ensure that our environmental policy is applied properly and our environmental risks are minimized.
     In addition to our extensive environmental management system, we are an active member of the Global e-Sustainability Initiative (GeSI), an international organization that promotes sustainable development in the information and communications technology (ICT) industry. Partners of the GeSI acknowledge the need for the ICT industry to take a leadership role in:

  better understanding the impact and opportunities offered by its evolving technology in a fast growing information society providing individuals, businesses and institutions with sustainable solutions to the challenges they face in attempting to maintain a balance between economy, ecology and society.

     Aliant has established environmental processes that are similar to Bell Canada’s. In 2005, it is anticipated that Bell Canada will be integrating Aliant into its Environmental Management and Review System.
     We are committed to supporting sustainable development by integrating our business activities with environmental, social and economic responsibilities, minimizing, where we can, any negative impact these activities may generate. In support of these principles, we helped produce BCE Inc.’s 2004 Corporate Social Responsibility Report.

BUSINESS HIGHLIGHTS

This section describes significant events in the past three years that have influenced our business.

2004 highlights

Key acquisitions and dispositions

Sale of interest in Yellow Pages Group

On February 10, 2004, Bell Canada exchanged its 3.24% indirect interest in YPG LP and YPG General Partner Inc. (Yellow Pages Group) for units of the Yellow Pages Income Fund. On July 21, 2004, Bell Canada sold its remaining interest in the Yellow Pages Income Fund for net cash proceeds of $123 million.

18     2004 Annual information form    Bell Canada

Virgin Mobile

On March 30, 2004, Bell Canada and The Virgin Group announced plans to launch mobile voice and data services in Canada through a jointly-owned entity, Virgin Mobile Canada.
     The new entity will focus on introducing Virgin’s unique style of wireless communications services and handsets to younger Canadian consumers under the Virgin Mobile brand. Virgin Mobile Canada launched its services through a national rollout using our 1X digital wireless network on March 1, 2005.

Sale of interest in Manitoba Telecom Services

On May 20, 2004, Bell Canada filed a lawsuit against MTS after MTS announced it would purchase Allstream. Bell Canada sought damages and an injunction that would prevent MTS from breaching the terms and conditions of the commercial agreements it had with Bell Canada. On June 3, 2004, Bell Canada also filed a lawsuit against Allstream seeking damages related to the same announcement.
     On June 30, 2004, BCE reached an agreement with MTS to settle the lawsuits. The terms of the settlement included:

  a payment of $75 million by MTS to Bell Canada received on August 3, 2004 for unwinding various commercial agreements the removal of contractual competitive restrictions to allow Bell Canada and MTS to compete freely with each other, effective June 30, 2004 the orderly disposition of our interest in MTS. Our voting rights in MTS were waived after receiving the $75 million payment.
  a premium payment to us by MTS if there is a change of control of MTS before 2006 and if there is an appreciation in MTS’ share price from the time of our divestiture to the time of any takeover transaction.

    On August 1, 2004, the MTS shares held by Bell Canada were transferred to BCE. In late September, BCE disposed of its 15.96% non-strategic interest in MTS. Total net cash proceeds from this transaction were $584 million.

Acquisition of Infostream

On May 21, 2004, Bell Canada acquired 100% of the outstanding shares of Infostream, a systems and storage technology firm.

Purchase of Canadian operations of 360networks

On May 26, 2004, Bell Canada announced an agreement to purchase the Canadian operations of Vancouver-based 360networks, a telecommunications service provider, for $293 million (including acquisition costs) in cash. The transaction was completed on November 19, 2004. The purchase included the shares of 360networks’ subsidiary, Group Telecom, and certain related interconnected U.S. network assets. Following the purchase, Bell Canada sold the retail customer operations in Central and Eastern Canada to Call-Net. For a share of the revenues, Bell Canada now provides to Call-Net network facilities and other operations and support services so Call-Net can service its new customer base.
     This transaction gave Bell Canada an extensive fibre network that includes leading-edge local facilities in Vancouver, Victoria, Calgary, Edmonton and other cities in Western Canada. Bell Canada also gained access to almost 200 office buildings in Western Canada.

Acquisition of Emergis’ Security business

In June 2004, Bell Canada acquired Emergis’ security business. This business provides organizations with the security infrastructure for their electronic service delivery needs to help ensure data is secure and viewed only by the appropriate individuals.

Acquisition of full ownership of Bell West

On August 3, 2004, Bell Canada assumed 100% ownership of Bell West by purchasing the 40% interest held by MTS for $646 million.

Acquisition of Nexxlink

On December 9, 2004, Bell Canada announced that it intended to offer to acquire all of the outstanding shares of Nexxlink, a provider of integrated IT solutions, at a price of $6.05 per share. As of February 21, 2005, Bell Canada had bought 89% of all the outstanding shares of Nexxlink for $59 million in cash. Bell Canada intends to buy the remaining shares in a subsequent transaction by way of amalgamation, which is expected to be approved at a shareholders’ meeting on April 7, 2005.

Acquisition of Entourage Solutions Technologiques Inc. (Entourage)

On February 22, 2005, Bell Canada announced that it had reached an agreement to purchase 57% of Entourage and manage its front-line residential installation and repair services in Ontario and Québec. Bell Canada currently owns 33% of Entourage and intends to acquire the remaining 10% interest. Entourage would then become a wholly-owned subsidiary of Bell Canada.

Alliance with Clearwire Corporation (Clearwire)

On March 8, 2005, Bell Canada announced an alliance with Clearwire, a privately held company led by Mr. Craig O. McCaw, through which Bell Canada will become Clearwire's exclusive strategic partner for VoIP and certain other value-added IP services and applications in the United States. Bell Canada will also become Clearwire's preferred provider of these services and applications in markets beyond North America.
     Clearwire offers advanced IP-based wireless broadband communications services in the United States and other international markets. Its core offering is a non line-of-sight (NLOS) wireless broadband data service that uses technology provided by NextNet Wireless, Inc., a Clearwire subsidiary, to allow customers "nomadic" Internet access. "Nomadic" refers to the ability to access the Internet from any place within the service area that has a power supply. As Clearwire's VoIP partner, Bell Canada will manage the deployment and operation of Clearwire's United States VoIP offering.
     In addition to being Clearwire's partner for VoIP, Bell Canada will invest U.S. $100 million in Clearwire and Mr. Michael Sabia will join Clearwire's board of directors.
     Bell Canada also announced it will become a shareholder in NR Communications, which, together with Microcell, is one of the two partners in the Inukshuk Joint Venture (Inukshuk). Inukshuk was launched in 2003 to provide wireless high speed Internet access across Canada using spectrum in the 2.5 GHz range.
     Closing of these transactions is subject to customary conditions, as well as applicable regulatory approvals.

Key Developments

Premier National Partner for 2010 Vancouver Olympic Games

On October 18, 2004, Bell Canada was selected by the Vancouver Organizing Committee as its Premier National Partner for the 2010 Olympic and Paralympic Winter Games. The partnership continues through to

19     2004 Annual information form    Bell Canada

2012, securing the Canadian Olympic Team sponsorship rights to Torino in 2006, Bejing in 2008, Vancouver in 2010, the 2012 Summer Games, and for two Pan-American Games. It provides Bell Canada the opportunity to build its brand by associating with one of the world’s strongest and most recognized brands.

Launch of Sympatico-MSN.ca

On June 9, 2004, Bell Canada launched Sympatico-MSN.ca in partnership with Microsoft Corporation (Microsoft). Sympatico-MSN.ca is a single portal combining the best features and Internet tools of MSN Canada with the broadband content and innovative services of Sympatico.ca. At the same time, Bell Canada introduced Sympatico with MSN premium, a custom-built version of the software featuring tools that enable a safer online experience, including pop-up ad blocking, spam filtering and parental controls. This announcement is another example of the benefits of the partnership with Microsoft, an industry leader in software innovation.

Other developments

Labour agreements

On August 16, 2004, Bell Canada reached a new four-year agreement with approximately 7,100 technicians represented by the CEP. This agreement will expire in November 2007.
     On September 16, 2004, Aliant’s subsidiary, Aliant Telecom Inc. (Aliant Telecom) reached a new agreement with its approximately 4,300 unionized employees, represented by the Council of Atlantic Telecommunication Unions (CATU). They voted to accept a new collective agreement that expires in December 2007, ending a labour disruption that began in April 2004.

Employee departure program

In June 2004, we announced an employee departure program that consisted of two phases. The first phase was an early retirement plan and the second phase was a departure plan. Under the early retirement plan, eligible employees chose to receive a package that included a cash allowance, immediate pension benefits, an additional guaranteed pension payable up to 65 years of age, career transition services and post-employment benefits. Under the early departure plan, employees chose to receive a special cash allowance.
     Of the 7,000 eligible employees, 3,965 decided to take advantage of the early retirement plan, and another 1,087 employees decided to take advantage of the early departure plan. A total of 5,052 employees are leaving the company, which represents approximately 11% of Bell Canada’s total employee base (excluding Aliant). Almost all of the employees who chose to take advantage of the program left Bell Canada in 2004. The rest will leave during 2005.
     In October 2004, Aliant offered a voluntary early retirement incentive program (ERIP) to eligible employees, which was accepted by 693 employees, including 654 employees or 11% of the workforce of Aliant Telecom. Approximately 400 of the ERIP participants retired effective January 1, 2005, and the remainder are scheduled to leave during 2005.

2003 highlights

The following events influenced our business in 2003 or were referred to in our 2003 AIF.

  On December 17, 2003, Bell Canada announced that it had completed the sale of a 3.66% interest in the Yellow Pages Group to the YPG Trust. Twelve million limited partnership units and 12 million common shares were sold to YPG Trust for a net cash consideration of $135 million.
  In December 2003, Aliant completed the sale of its 53.2% interest in Stratos. Aliant received $340 million ($320 million net of selling costs) in cash for the sale.
  On July 2, 2003, Bell Canada sold its 89.9% ownership interest in Certen Inc. to a subsidiary of Amdocs Limited for $89 million in cash.
  On December 17, 2003, we announced our multi-year plan to lead change in the industry and set the standard in the IP world while continuing to deliver on our goals of innovation, simplicity and service, and efficiency. Significant progress was made in 2004 in furthering our innovation goals.
  On January 19, 2004, Bell Canada and Cisco Systems Canada announced a strategic alliance to accelerate the creation, commercialization and delivery of a comprehensive suite of IP services.
  On October 20, 2003, Bell Canada and Lucent Technologies Canada Corp. announced their agreement to accelerate the delivery of Bell Canada’s broadband services to more customers in Ontario and Québec.
  On June 16, 2003, Bell Canada and Microsoft announced a strategic alliance to create Internet services that are easier to use, more secure and more entertaining.
  On September 8, 2003, Bell Canada announced that it was partnering with Nortel Networks to build Canada’s most advanced next-generation network based on IP technology. Bell Canada expects to deliver the latest IP telephony and multimedia applications and services to Canadians under a comprehensive agreement with Nortel that includes a joint research and development initiative. On December 16, 2003, Bell Canada announced that it was adding Nortel optical network technology to its IP offering. This will allow greater volumes of voice and data to travel at faster speeds over the Internet at lower costs. Bell Canada plans to invest $103 million over two years in Nortel optical network technology.
  On December16, 2003, Bell Canada announced the creation of the Bell Canada Video Group. It is part of Bell Canada’s Consumer markets group and is responsible for Bell Canada’s video initiatives. These include DTH satellite television, VDSL services and future IP television services.

2002 highlights

The following events influenced our business in 2002 or were referred to in our 2002 AIF:

  Bell Globemedia Inc. bought Lycos Inc.’s 29% stake in the Sympatico-Lycos joint venture and took full control of Sympatico.ca, Canada’s largest Internet portal. The Sympatico.ca portal and its associated city site properties were transferred from Bell Globemedia Inc. to Bell Canada so that they could be more closely tied to Bell Canada Sympatico Internet access services.

20     2004 Annual information form    Bell Canada

  BCE transferred its 14% interest in Aliant at carrying value to Bell Canada in exchange for common shares of Bell Canada. As a result of the transaction, Bell Canada owns 53% of Aliant.
  BCE transferred its 100% investment in Bell ExpressVu at carrying value to a partnership held 52% by Bell Canada and 48% by BCE, in exchange for units in the partnership.
  On November 29, 2002, Bell Canada and certain affiliates sold their print and electronic directories business for approximately $3 billion ($2.8 billion net of selling costs and after the acquisition of an approximate10% interest in the acquisition vehicle) in cash to Yellow Pages Group, an entity ultimately controlled by Kohlberg Kravis Roberts & Co. L.P. and the Ontario Teachers’ Merchant Bank, the private equity arm of the Ontario Teachers’ Pension Plan Board.
  BCE, BCH and entities controlled by SBC Communications Inc. (SBC) entered into agreements that ultimately led to BCE’s repurchase of SBC’s 20% interest in BCH for $6.32 billion.
  Bell Canada and MTS created Bell West by combining Bell Canada’s interests in the wireline assets of BCE Nexxia Inc. (now a division of  Bell Canada) in Alberta and British Columbia with Bell Canada’s and MTS’ interests in Bell Intrigna Inc.
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

  Bell Canada announced the initial public offering of units of the Bell Nordiq Income Fund. The fund acquired an approximate 37% interest in each of Télébec and NorthernTel from Bell Canada.

  Bell Canada recorded a pre-tax charge of $302 million in the fourth quarter of 2002. This included restructuring charges of $232 million and other charges of $70 million. The restructuring charges were mainly from streamlining Bell Canada’s management, line and other support functions. They included severance for approximately 1,700 employees, enhanced pension benefits and other employee costs. The restructuring was largely completed in 2003. Other charges consisted mainly of various accounts receivable write-downs relating to billing adjustments and unreconciled balances from previous years that were identified in 2002.
  The members of the CTEA ratified a settlement reached between the CTEA and Bell Canada relating to the 1994 pay equity complaints that the CTEA filed on behalf of its members before the Canadian Human Rights Commission.
  At the same time it was developing its new billing system, Bell Canada adopted a new and more precise method for analysing receivables by customer and by product. This method allows us to more accurately determine the validity of amounts that customers owe to Bell Canada. The analysis indicated that a write-down of accounts receivable of $272 million was appropriate at June 30, 2002. Since these amounts came from legacy billing systems and processes, Bell Canada carried out a detailed review of billings and adjustments for the period from 1997 to 2002. It determined that these amounts were the cumulative result of a series of individually immaterial events and transactions relating to its legacy accounts receivable systems dating back to the early 1990s.
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
  The CRTC issued its decision on incumbent affiliates. This decision made several important changes to the regulatory regime for the Bell Canada companies. See The regulatory environment we operate in for more information.
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
     The CRTC, an independent agency of the Government of Canada, is responsible for regulating Canada’s telecommunications and broadcasting services.
     The CRTC may decide not to regulate all or part of certain services or classes of telecommunications services if there is enough competition to protect the interests of users. The CRTC may also exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if the CRTC is satisfied that complying with those

21     2004 Annual information form    Bell Canada

requirements will not materially affect the implementation of Canadian broadcasting policy.

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
     On February 23, 2005, the Government of Canada announced in its Budget 2005 that it will be appointing a panel of eminent Canadians to review Canada’s telecommunications policy and regulatory framework with the aim of developing a modern telecommunications framework. The panel will be asked to provide its recommendations to the Minister of Industry before the end of the year. In the meantime, the Government will table changes to the Telecommunications Act to provide the CRTC with the authority to impose fines. Furthermore, the Government also intends to ask the CRTC to implement wireless number portability, and for the Task Force on spam to issue its report quickly.

Bell Canada Act

Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada.

Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and gives the government the power to give general direction to the CRTC on any of these objectives. It applies to Bell Canada and several of our companies and partnerships, including Bell Mobility, NorthernTel, Northwestel, Télébec and Aliant Telecom and its affiliates.
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
     The Telecommunications Act includes the following ownership requirements for companies, such as Bell Canada, Aliant Telecom or Bell Mobility, that operate as telecommunications common carriers:

  they must be eligible to operate as Canadian carriers
  they must be Canadian owned and controlled corporations. Direct ownership must be at least 80% Canadian and indirect ownership, such as indirect ownership by BCE, must be at least 66  2 / 3 % Canadian they must not otherwise be foreign controlled
  at least 80% of the members of their board of directors must be Canadian.

Broadcasting Act

The Broadcasting Act assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to:

  protect and strengthen the cultural, political, social and economic fabric of Canada encourage the development of Canadian expression.

     Most broadcasting activities require a broadcasting licence or broadcasting distribution licence from the CRTC. A corporation must meet the following ownership requirements to obtain a broadcasting or a broadcasting distribution licence:

  it must be Canadian owned and controlled. At least 80% of all outstanding and issued voting shares and at least 80% of the votes must be beneficially owned directly by Canadians it must not otherwise be controlled by non-Canadians
  at least 80% of the board of directors, as well as the chief executive officer, must be Canadian at least 66 2 / 3 % of all outstanding and issued voting shares, and at least 66 2 / 3 % of the votes of the parent corporation, must be beneficially owned and controlled, directly or indirectly, by Canadian interests.

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
     Four of our partnerships or subsidiaries — Bell ExpressVu, Aliant Telecom, Northwestel and Télébec — have broadcasting distribution licences that allow them to offer services:

  Bell ExpressVu is permitted to offer services nationally
  Aliant Telecom is permitted to offer services in Nova Scotia and New Brunswick
  Télébec is permitted to offer services in specific areas of Ontario and Québec
  Northwestel is permitted to offer services in specific areas of the Northwest Territories.

     On November 18, 2004, the CRTC issued Broadcasting Decision CRTC 2004-496, which approved Bell Canada’s applications for licences to operate terrestrial broadcasting distribution undertakings, using its wireline facilities, to serve large cities in Southern Ontario and Québec. Bell Canada will be licensed under the same terms and conditions that apply to major cable operators without any delays or other conditions that would limit its ability to compete with them. The licences will be issued once Bell Canada informs the CRTC that it is ready to commence operations and will expire on August 31, 2011. Bell Canada is required to have the terrestrial broadcasting distribution undertakings operational no later than November 18, 2006, unless an extension of time is approved by the CRTC.

22     2004 Annual information form    Bell Canada

     Bell ExpressVu’s existing DTH distribution undertaking licence renewal was approved by the CRTC on March 31, 2004 for the period from April 1, 2004 to August 31, 2010.

Radiocommunication Act

Industry Canada regulates the use of radio spectrum by Bell Canada, Bell Mobility, Aliant Telecom, MT&T Mobility and other wireless service providers under the Radiocommunication Act. Under the Act, Industry Canada ensures that:

  radio communication in Canada is developed and is operated efficiently the set up of, and any changes to, radio stations are orderly.

The Minister of Industry has the discretion to:

  issue radio licences
  set technical standards for radio equipment
  establish licensing conditions
  decide how radio spectrum is allocated and used.

     Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada, Bell Mobility and Aliant Telecom, must meet the same ownership requirements that apply to corporations under the Telecommunications Act.
     The Radiocommunication Act contains provisions which make it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal in connection with unauthorized reception of satellite signals. On October 28, 2004, the Court of Québec ruled in R. v. D’Argy and Theriault that those provisions violate the freedom of expression rights enshrined in the Canadian Charter of Rights and Freedoms. The Canadian Department of Justice has launched an appeal of this decision to the Québec Superior Court. Accordingly, it remains a criminal offence throughout Canada to manufacture, offer for sale or sell any device used to engage in unauthorized reception of satellite signals. Bell ExpressVu, the Canadian Association of Broadcasters and cable  operators continue to encourage the Government of Canada to strengthen the Radiocommunication Act in order to combat the black market in signal theft.

Key regulatory changes

This section describes key regulatory changes in past years that have influenced our business.

Second Price Cap decision

In May 2002, the CRTC issued decisions relating to new price cap rules that will govern incumbent telephone companies for a four-year period, starting in June 2002. These decisions:

  set a 3.5% productivity factor on many capped services, which may require Bell Canada to reduce prices for these services extended price cap regulation to more services
  reduced the prices that incumbent telephone companies can charge competitors for services set procedures for enforcing standards of service quality
  effectively froze rates for residential services.

     The CRTC also established a deferral account and, on March 24, 2004, initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the accounts of the incumbent telephone companies during the first two years of the price cap period.
     The total balance in Bell Canada’s and Aliant’s deferral accounts at December 31, 2004 was estimated to be approximately $202 million.
     On May 19, 2004, Bell Canada filed its proposal, as part of the public proceeding initiated by the CRTC on March 24, 2004, asking for approval to use some of the funds in its deferral account to implement the following initiatives:

  expand its broadband services to certain areas that are not economically viable to serve under its commercial broadband program reduce rates for some of its optional local services
  implement network upgrades required to support Bell Canada’s High Probability of Call Completion feature. This feature would give designated calls on the Bell Canada network a higher probability of completion under normal network loads, and when the Public Switched Telephone Network (PSTN) is busy and experiencing call blocking conditions.

     On January 28, 2005, Aliant filed its proposal for the disposition of any amounts in its deferral account. Its proposal included:

  funding of rate reductions in response to competitive pressures recovery of funds used to deploy telecommunications devices for the deaf for payphones pursuant to a CRTC directive funding E9-1-1 enhancements in Atlantic Canada
  recovery of costs and lost revenue resulting from events that were beyond its control.

     It is expected that this proceeding will close in the second half of 2005.

Competitor Digital Network Service

The CRTC released Decision 2005-6 on February 3, 2005, concerning Competitor Digital Network (CDN) services. This decision determined the rates, terms and conditions, for the provision of digital network services by Bell Canada and the other incumbent telephone companies to their competitors.
     This decision includes many changes that will affect both Bell Canada and Aliant as providers of CDN services in their respective operating territories and as a buyer of those services elsewhere in Canada.
     The CRTC has determined that the scope of CDN services should be broadened from access elements only to also include intra-exchange facilities, inter-exchange facilities in certain metropolitan areas, channelization and co-location links (expanded CDN services). However, other than for the access and link components, the CRTC determined that these expanded CDN services should not be priced as essential facilities but will be priced to include “appropriate mark-ups” so as to encourage competitors to construct their own facilities.
     There are two important financial aspects to note in this decision. First, the reduced prices for the expanded CDN services are to be applied on a going-forward basis only and Bell Canada will be compensated for the resulting revenue losses from the deferral account. Secondly, Bell Canada will also be compensated through the deferral account, for both the retroactive and the future application of reduced rates for the CDN services currently tariffed. The incumbent telephone companies are required to file with the CRTC the estimated drawdown from the deferral account within 30 days of this decision.

23     2004 Annual information form    Bell Canada

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
     This decision increased the regulatory burden for Bell Canada and its carrier affiliates at both the wholesale and retail levels. Bell Canada’s appeal of this decision to the Federal Court of Canada was dismissed on September 14, 2004. As a result, Bell Canada has submitted tariffs for CRTC approval for those contracts with bundles that have not yet expired in order to provide more detailed descriptions of the bundled services.

Allstream and Call Net application concerning customer-specific arrangements

On January 23, 2004, Allstream and Call-Net filed a joint application asking the CRTC to order Bell Canada to stop providing service under any customer-specific arrangements (CSAs) that are currently filed with the CRTC and are not yet approved.
     Allstream and Call-Net have proposed that Bell Canada should only provide services to these customers under its general tariff.
     Bell Canada provided its comments opposing all aspects of this application.

Public notice on changes to minimum prices

On October 23, 2003, the CRTC issued a public notice asking for comments on its preliminary view that revised rules may be needed for:

  setting minimum prices for the regulated services of incumbent telephone companies how they price their services, service bundles and customer contracts.

     The CRTC sought comments on proposed pricing restrictions on volume or term contracts for retail tariffed services. It issued an amended public notice on December 8, 2003. The record of this proceeding was completed with the filing of arguments on June 11, 2004 and reply arguments on June 25, 2004.

Application seeking consistent regulation

On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. This would allow consistent rules to be developed that recognize and support the growing competition between these sectors. Bell Canada also requested that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others.
     On April 7, 2004, the CRTC invited comments on its preliminary views on the regulation of VoIP services and invited interested parties to participate in a public consultation on the regulatory framework for VoIP. The CRTC’s preliminary view is that VoIP services using telephone numbers that conform to the North American Numbering Plan (NANP) and allow subscribers to call or receive calls from any telephone with access to the PSTN are functionally the same as switched telecommunications services. The CRTC’s preliminary conclusion is that when incumbent telephone companies provide VoIP services in their incumbent territories, they should be required to respect their existing tariffs or to file proposed tariffs where required, in order to conform with the regulatory rules that apply. The CRTC also provided preliminary views on 9-1-1 services, message relay service and privacy safeguards provided by local VoIP service providers. Bell Canada provided its comments to the CRTC on June 18, 2004. The CRTC held the public consultation on the regulatory framework for VoIP from September 21 to 23, 2004. Bell Canada filed reply comments on October 13, 2004.
     A decision is expected in the second quarter of 2005.
     The CRTC has included a “Proceeding on Regulatory Symmetry” in its 2005-2006 Work Plan.

Licences for Broadcasting

On November 18, 2004, the CRTC issued Broadcasting Decision CRTC 2004-496, which approved Bell Canada’s applications for licences to operate terrestrial broadcasting distribution undertakings, using its wireline facilities, to serve large cities in Southern Ontario and Québec. Bell Canada will be licensed under the same terms and conditions that apply to major cable operators, without any delays or other conditions that would negatively affect its ability to compete with them. The licences will be issued once Bell Canada informs the CRTC that it is ready to commence operations and will expire on August 31, 2011. Bell Canada is required to have the terrestrial broadcasting distribution undertakings operational no later than November 18, 2006, unless an extension of time is approved by the CRTC.

Consultations

From time to time, Industry Canada initiates proceedings that allow members of the telecommunications industry to comment on technical and policy issues. This ensures that Industry Canada takes into consideration the opinions of the industry when it is making decisions that affect the industry.

Foreign ownership review

Industry Canada asked the House of Commons Standing Committee on Industry, Science and Technology to conduct a review to determine whether the current Canadian ownership requirements included in the Telecommunications Act and associated regulations should be changed. The Committee released its report in April 2003.

     On September 25, 2003, the Minister of Industry responded to the report, promising to:

  table an amendment as early as possible to the Act, requiring it to be reviewed every five years because of the rapid, unprecedented technological changes in the industry

24     2004 Annual information form    Bell Canada

  launch an analysis of the conflicting recommendations on foreign investment restrictions made by the committee and the Standing Committee on Canadian Heritage in its June 11, 2003 report, Our cultural sovereignty continue working with members of Parliament to review the governance structure for the telecommunications and broadcasting sectors, to ensure that they are effective in meeting the needs of Canadians and industry stakeholders.

Industry Canada licensing and fees consultation

The cellular and PCS licences of Bell Mobility and of Aliant Telecom and MT&T Mobility, which would have expired on March 31, 2006, will now expire in 2011, as a result of a decision by Industry Canada. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, these cellular and PCS licences are now classified as spectrum licences with a 10-year licence term.
     The main terms of the spectrum licences include:

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

     In December 2003, Industry Canada issued its decision on changing the terms and the method of calculating the fees of cellular and PCS licences. The new fees are based on the amount of spectrum a carrier holds in a given geographic area. Fees were previously based on the degree of deployment and the number of radio sites in operation. The changes came into effect on April 1, 2004, and will be implemented over seven years.

Industry Canada national towers consultation

In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. If the consultation process results in more municipal involvement in the approval process, it could slow the expansion of wireless networks in Canada. The final report from the National Antenna Tower Policy Review Committee was filed with Industry Canada in September 2004. Industry Canada is now reviewing the report and considering what next steps, if any, it will take, after which it may invite comments from interested parties, including the wireless carriers, on the report and its recommendations. It is not possible to predict at this time if or when any action might be taken on the findings of the report.

Lawful access consultation

In August 2002, the federal government started a consultation to consider the access that law enforcement agencies have to information and communications, including wireless communications. The Government’s proposals, which were not precisely defined in the consultation, could require telecommunications service providers, including wireline and wireless carriers and ISPs, to invest significant capital and incur significant ongoing expenses to comply with the proposed requirements.
     In the fall of 2003, the Government provided more detail about its proposals. This included proposing exemptions for small ISPs and clarifying that service providers would not have to pay to upgrade the equipment that they have in service.
     The Government also held meetings with law enforcement agencies and service providers to discuss recovering the costs of intercepting telecommunications, and providing transmission logs and related data to law enforcement and national security agencies. These agencies are proposing that service providers absorb all of these costs.
     Legislation, which could include capability requirements and rules for recovering costs, is expected sometime in 2005. It is not yet clear what priorities these items will have with the Government.

LEGAL PROCEEDINGS WE ARE INVOLVED IN

We become involved in various claims and litigation as part of our business. This section describes important legal proceedings that you should be aware of. While we cannot predict the final outcome of the claims and litigation described below or of any other pending claims and litigation at March 2, 2005, based on information currently available, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operation. Based on information currently available, we believe that we have strong defences and we intend to vigorously defend our position.

Purported Class Action Concerning Wireless Access Charges

On August 9, 2004, a statement of claim was filed under the Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against wireless communications service providers, including Bell Mobility and Aliant Telecom, by certain alleged customers or former customers of such wireless communications service providers. The lawsuit has not been certified as a class action, and it is too early to determine whether it will qualify for certification.
     The statement of claim alleges breach of contract and duty to inform, breach of warranties and covenants, deceit, misrepresentation, negligence, wrongful acts and omissions, collusion, and breach of statutory duty or obligation under the Competition Act (Canada), in connection with certain “system access fees” and “system licensing charges” invoiced by wireless communications service providers to their customers. The plaintiffs seek unspecified damages and punitive damages. The Saskatchewan action seeks certification of a national class encompassing all customers of wireless communications service providers wherever resident in Canada.
     Plaintiffs’ counsel has commenced similar actions in all of the other provinces (except Prince Edward Island). These actions are not being pursued by the plaintiffs, at this time, pending a decision on certification in Saskatchewan.

Purported Class Action Concerning Bell Mobility Billing System

On October 28, 2004, a motion seeking certification to proceed as a class action against Bell Mobility was filed with the Québec Superior Court. The

25     2004 Annual information form    Bell Canada

lawsuit has not been certified to proceed as a class action and it is too early to determine whether it will qualify for certification.
     The lawsuit was filed on behalf of all physical persons residing in the Province of Québec, who entered into a contract with Bell Mobility for the provision of wireless telephone services, and alleges that such persons have unjustly incurred expenses as a result of billing errors made by Bell Mobility or as a result of Bell Mobility wrongfully disconnecting service to such customers. In addition to the reimbursement of such expenses, the class action would, if certified, also seek payment of damages by Bell Mobility in the amount of $100 per class member for inconvenience as well as punitive damages in the amount of $200 per class member.

Wage Practices Investigation

Complaints filed in 1994 with the Canadian Human Rights Commission by the CTEA and CEP on behalf of unionized employees of Bell Canada alleging wage discrimination in negotiated wages were referred in1996 to the Canadian Human Rights Tribunal for inquiry. Bell Canada challenged the institutional independence of the Canadian Human Rights Tribunal by judicial review proceedings in the Federal Court of Canada.
     On November 2, 2000, the Federal Court of Canada allowed Bell Canada’s application for judicial review. The court found that the tribunal lacked institutional independence and prohibited further proceedings in the matter. Hearings before the tribunal into the merits of the case were suspended.
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
     Because no one can predict whether an event will happen or what its consequences may be, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks of which we are currently not aware.

Strategies and plans

We plan to achieve our business objectives through various strategies and plans.
     In 2004, we embarked on our strategy to deliver unrivalled integrated communications to customers across Canada, with an overall objective to take a leadership position in setting the standard in IP for the industry and for our customers. Leveraging the opportunities created by IP-based communications should allow us to deliver on the guiding principles of our strategy of customer simplification, innovation and efficiency. This strategy is founded on three priorities:

  deliver an enhanced customer experience with the objective of enabling a significantly lower cost structure at Bell Canada deliver abundant bandwidth to enable all the services of the future with the reliability and security that customers require create the next-generation services to drive future growth.

     Our strategic direction involves significant changes in our processes, in how we approach our markets, and in how we develop and deliver products and services. This means we will need to be responsive in adapting to these changes. It also means that a shift in employee skills will be necessary.
     We will need to spend capital to implement our strategies and to carry out our plans. However, the actual amounts of capital required and the returns from these investments could differ materially from our current expectations.
     If we are unable to achieve our business objectives, our financial performance, including our growth prospects, could be hurt. This could have a material and negative effect on our results of operations.

Economic and market conditions

Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. When there is a decline in economic growth and in retail and commercial activity, there tends to be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce or discontinue using them.
     Weak economic conditions may negatively affect our profitability and cash flows from operations. They could also negatively affect the financial condition and credit risk of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.

Increasing competition

We face intense competition from traditional competitors, as well as from new entrants to the markets in which we operate. We compete not only with other telecommunications and television service providers, but also with other businesses and industries. These include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems, systems integrators and other companies that deal with, or have access to, customers through various communications networks.
     Many of our competitors have substantial financial, marketing, personnel and technological resources. Other competitors may emerge from restructurings in the future with reduced debt and a stronger financial position. This means that they could have more financial flexibility to price their products and services at competitive rates.

26     2004 Annual information form    Bell Canada

     Competition affects our pricing strategies and reduces our revenues and profitability. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to keep our prices competitive. It forces us to continue to reduce costs, manage expenses and increase productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.
     We already have several domestic and foreign competitors, but the number of well resourced foreign competitors with a presence in Canada could increase in the future. Over the past two years, the Government of Canada has reviewed the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings (BDUs). Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. It is impossible to predict the outcome of the Government’s review or to assess how any change in foreign ownership restrictions may affect us because the Government has not completed its review of these matters.

Wireline and long distance

We experience significant competition in the provision of long distance service from dial-around providers, prepaid card providers, VoIP service providers and others, and from traditional competitors such as inter-exchange carriers and resellers. We also face increasing cross-platform competition as customers replace traditional services with new technologies. For example, our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and e-mail. We also expect to face competitive pressure from cable companies as they implement voice services over their networks and from other emerging competitors such as electrical utilities. These alternative technologies, products and services are now making significant inroads in our legacy services, which typically represent our higher margin business.
     Technology substitution, and VoIP in particular, has reduced barriers to entry in the industry. This has allowed competitors with far lower investments in financial, marketing, personnel and technological resources to rapidly launch new products and services and gain market share. This trend is expected to accelerate in the future, which could materially and negatively affect our financial performance.
     Contracts for long distance services to large business customers are very competitive. Customers may choose to switch to competitors that offer lower prices to gain market share and that are less concerned about the quality of service or impact on their earnings.
     These competitive factors suggest that our wireline accesses and long distance volumes will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to mitigate these declines by building the business for newer growth services, but the margins on newer services will likely be less than the margins on legacy services. If the legacy services decline faster than the rate of growth of our newer services, our financial performance will be negatively and materially affected.

Internet access

Cable companies and ISPs have increased competition in the broadband and Internet access services business. In particular, competition from cable companies has focused on increased bandwidth and discounted pricing on bundles. Competition has led to pricing for Internet access in Canada that is among the lowest in the world.
     In addition, service providers that are funded by regional electrical utilities may continue to develop and market services that compete directly with Bell Canada’s Internet access and broadband services. Developments in wireless broadband services may also result in increased competition in certain geographic areas. This could materially and negatively affect the financial performance of our Internet access services business.

Wireless

The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that aggressively introduce, price and market their products and services and with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.

Video

Bell ExpressVu competes directly with another DTH satellite television provider and with cable companies across Canada. These cable companies have upgraded their networks, operational systems and services, which could improve their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu.

Improving productivity and containing capital intensity

We continue to implement several productivity improvements while containing our capital intensity. There will be a material and negative effect on our profitability if we do not continue to successfully implement these productivity improvements, reduce costs and manage capital intensity while maintaining the quality of our service. For example, each year between 2002 and 2004, we were required to reduce the price of certain of our services that are subject to regulatory price caps and may be required to do so again in 2005. In addition, we have reduced our prices in some business data services that are not regulated in order to remain competitive and we may have to continue doing so in the future. Our profits will decline if we cannot reduce our expenses at the same rate. There would also be a material and negative effect on our profitability if market factors or other regulatory actions result in lower revenues and we cannot reduce our expenses at the same rate.
     Many productivity improvements require capital expenditures to implement systems that automate or assist in our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements.

Anticipating technological change

We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services, and short product life cycles.
     Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and client needs, and how

27     2004 Annual information form    Bell Canada

quickly and efficiently we can introduce new products, services and technologies, and upgrade existing ones.
     We may face additional financial risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a significant risk that current regulation could be expanded to apply to newer technologies. A regulatory change could delay our launch of new services and restrict our ability to market these services if, for example, new pricing rules or marketing or bundling restrictions were introduced or existing ones extended.
     We are in the process of moving our core circuit-based infrastructure to IP technology. This should allow us to:

  offer integrated voice, data and video services
  offer a range of valuable network enabled business solutions to large business customers improve capital efficiency
  improve operating efficiency, including our efficiency in introducing and supporting services.

     As part of this move, we also plan to discontinue certain services that are based on circuit-based infrastructure. This is a necessary component of improving capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If we cannot discontinue these services as planned, we will not be able to achieve improvements as expected.
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

Liquidity

Our ability to generate cash and to maintain capacity to meet our financial obligations and provide for planned growth depends on our sources of liquidity.
     Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements, derivative instruments and assumptions built in our business plan.
     In general, we finance our capital needs in four ways:

  from cash generated by our operations or investments
  by borrowing from commercial banks
  through debt and equity offerings in the capital markets
  by selling or otherwise disposing of assets.

     An increased level of debt financing could lower our credit ratings, increase our borrowing costs and give us less flexibility to take advantage of business opportunities.
     Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions, and the outlook for our business and credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.
     Bell Canada and some of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include facilities serving as back-up facilities for issuing commercial paper. There is no assurance that these facilities will be renewed on favourable terms.
     We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, dividend payments and payment of our contractual obligations, including repayment of our outstanding debt.
     Our plan in 2005 is to generate enough cash from our operating activities to pay for capital expenditures and dividends. We expect to pay contractual obligations maturing in 2005 from cash on hand, from cash generated from our operations or by issuing debt. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected by issuing debt or equity, borrowing from banks or selling or otherwise disposing of assets.
     If we cannot raise the capital we need upon acceptable terms, we may have to:

  limit our ongoing capital expenditures
  limit our investment in new businesses
  try to raise additional capital by selling or otherwise disposing of assets.

     Any of these possibilities could have a material and negative effect on our cash flow from operations and growth prospects.

Making acquisitions

Our growth strategy includes making strategic acquisitions and entering into joint ventures. There is no assurance that we will find suitable companies to acquire or to partner with, or that we will have the financial resources needed to complete any acquisition or to enter into any joint venture. There could also be difficulties in integrating the operations of acquired companies with our existing operations or in operating joint ventures.

Litigation, regulatory matters and changes in laws

Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations (including changes in, or the adoption of, new tax laws that result in higher tax rates or new taxes) could also materially and negatively affect us.
     Please see Legal proceedings we are involved in, The regulatory environment we operate in and Changes to wireline regulation in this section Risks That could affect our business for a detailed description of:

  the principal legal proceedings involving us
  certain regulatory initiatives and proceedings affecting us.

28     2004 Annual information form    Bell Canada

Funding and control of subsidiaries

Bell Canada is currently funding, directly or indirectly, and may in the future continue to fund, the operating losses of some of its subsidiaries, but it is under no obligation to continue doing so. If Bell Canada decides to stop funding any of its subsidiaries and that subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
     In addition, Bell Canada does not have to remain the majority holder of, or maintain its current level or nature of ownership in, any subsidiary, unless it has agreed otherwise. The announcement of a decision by Bell Canada to change the nature of its investment in a subsidiary, to dispose of some or all of its interest in a subsidiary, or any other similar decision could have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
     If Bell Canada stops funding a subsidiary, changes the nature of its investment or disposes of all or part of its interest in a subsidiary, stakeholders or creditors of the subsidiary might decide to take legal action against Bell Canada. While we believe that these kinds of claims have no legal foundation, they could negatively affect the market price of Bell Canada’s securities. Bell Canada could also have to devote considerable management time and resources in responding to any such claim.

Pension fund contributions

Most of our pension plans had pension fund surpluses as of our most recent actuarial valuation. As a result, we have not had to make regular contributions to the pension funds in the past few years.
     The decline in the capital markets in 2001 and 2002, combined with historically low interest rates and early retirement programs recently offered to employees, have significantly reduced the pension fund surpluses. This has negatively affected our net earnings.
     If returns on pension plan assets decline in the future or if interest rates decline further, the surpluses will also continue to decline. This could have a material and negative effect on our results of operations.
     We expect to contribute approximately $200 million to our defined benefit pension plans in 2005, subject to the completion of actuarial valuations. Following completion of such actuarial valuations, we might have to make contributions to our defined benefit pension plans in 2005 in excess of the expected amount of approximately $200 million, which could have a negative effect on our liquidity.

Renegotiating labour agreements

Approximately 48% of our employees are represented by unions and are covered by collective agreements.
     The following important collective agreement expires on or before December 31, 2005:

  the collective agreement between the CTEA and Bell Canada representing approximately 10,000 clerical and associated employees, which expires on May 31, 2005. Negotiations began in March 2005.

     Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our businesses, operating results and financial condition. We have established a program to implement a number of measures to help minimize disruptions and seek to ensure that customers continue to receive normal service during labour disruptions. There can be no assurance that a strike, if one occurs, would not disrupt service to our customers. In addition, work disruptions at our service providers, including work slowdowns and work stoppages due to strikes, could significantly hurt our business, including our customer relationships and results of operations.

Events affecting our networks

Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, equipment, applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events. Our operations also depend on the timely replacement and maintenance of our networks and equipment. Any of these events could cause our operations to be shut down indefinitely.
     Our networks are connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers, could also hurt our business, including our customer relationships and operating results.

Software and system upgrades

Many aspects of our businesses including, but not limited to, the provision of telecommunication services and customer billing, depend to a large extent on various IT systems and software, which must be improved and upgraded on a regular basis and replaced from time to time. The implementation of system and software upgrades and conversions is a very complex process, which may have several adverse consequences including billing errors and delays in customer service. Any of these events could significantly hurt our customer relationships and businesses and have a material and adverse effect on our results of operations.

Contract with the Government of Alberta

In 2001, we entered into a contract with the Government of Alberta to build a next-generation network to bring high-speed Internet and broadband capabilities to rural communities in Alberta. Mechanical construction of the network was completed in December 2004. We identified cost overruns on the construction contract and recorded an additional provision of $128 million in 2004. Acceptance of the network by the Government of Alberta was initially due by January 24, 2005. Based on discussions with the Government of Alberta, Bell Canada has agreed to have the network completed and accepted by the Government of Alberta by the end of September 2005. There is a risk that we could incur higher than currently anticipated costs in completing the acceptance of the network by the Government of Alberta.

29     2004 Annual information form    Bell Canada

Changes to wireline regulation

Decisions of regulatory agencies

Our business is affected by decisions made by various regulatory agencies, including the CRTC. For example, many of the decisions of the CRTC try to balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely. There is a risk that such decisions of the CRTC, and in particular the decisions dealing with prices at which we must provide such access, may adversely affect our business and results of operations.

Second Price Cap decision

In May 2002, the CRTC issued decisions relating to new price cap rules that will govern incumbent telephone companies for a four-year period starting in June 2002. These decisions:

  set a 3.5% productivity factor on many capped services, which may require us to reduce prices for these services extended price cap regulation to more services
  reduced the prices that incumbent telephone companies can charge competitors for services set procedures for enforcing standards of service quality
  effectively froze rates for residential services.

     The CRTC also established a deferral account and, on March 24, 2004, initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the accounts of the incumbent telephone companies during the first two years of the price cap period.
     The total balance in Bell Canada’s and Aliant’s deferral accounts at December 31, 2004 was estimated to be approximately $202 million.
     On May 19, 2004, Bell Canada filed its proposal, as part of the public proceeding initiated by the CRTC on March 24, 2004, asking for approval to use some of the funds in its deferral account to implement the following initiatives:

  expand its broadband services to certain areas that are not economically viable to serve under its commercial broadband program reduce rates for some of its optional local services
  implement network upgrades required to support Bell Canada’s High Probability of Call Completion feature. This feature would give designated calls on the Bell Canada network a higher probability of completion under normal network loads and when the PSTN is busy and experiencing call blocking conditions.

     On January 28, 2005, Aliant filed its proposal for the disposition of any amounts in its deferral account. Its proposal included:

  funding of rate reductions in response to competitive pressures recovery of funds used to deploy telecommunications devices for the deaf for payphones pursuant to a CRTC directive funding E9-1-1 enhancements in Atlantic Canada
  recovery of costs and lost revenue resulting from a number of events that were beyond its control.

     It is expected that this proceeding will close in the second half of 2005.
     If the CRTC does not approve these proposals, there is a risk that the funds in Bell Canada’s and Aliant’s deferral accounts could be used in a way that could have a negative financial effect on them.

Competitor Digital Network Service

The CRTC released Decision 2005-6 on February 3, 2005, concerning CDN services. This decision determined the rates, terms and conditions for the provision of digital network services by Bell Canada and the other incumbent telephone companies to their competitors.
     This decision includes many changes that will affect both Bell Canada and Aliant as providers of CDN services in their respective operating territories and as buyers of those services elsewhere in Canada. The CRTC has determined that the scope of CDN services should be broadened from access elements only to also include intra-exchange facilities, inter-exchange facilities in certain metropolitan areas, channelization and co-location links (expanded CDN services). However, other than for the access and link components, the CRTC determined that these expanded CDN services should not be priced as essential facilities but will be priced to include “appropriate mark-ups” so as to encourage competitors to construct their own facilities.
     There are two important financial aspects to note in this decision. First, the reduced prices for the expanded CDN services are to be applied on a going-forward basis only and Bell Canada will be compensated for the resulting revenue losses from the deferral account. Secondly, Bell Canada will also be compensated through the deferral account, for both the retroactive and the future application of reduced rates for the CDN services currently tariffed. The incumbent telephone companies are required to file the estimated drawdown from the deferral account with the CRTC within 30 days of this decision.

Retail Quality of Service Indicators

As part of the second price cap decision, incumbent telephone companies are also subject to an interim penalty mechanism for retail quality of service. Under this mechanism, these companies could pay a penalty of up to 5% of their annual revenues from total local retail, business and residential services that are regulated. For Bell Canada, the potential penalty amount could be as much as approximately $262 million annually.
     The interim penalty mechanism covers 13 retail quality-of-service indicators. If a company does not meet the CRTC’s average annual standard for any of these indicators, the penalty could range from $5 million to $20 million for each indicator that is not met on an annual average basis. The amount of penalty payable would be based on how much the actual results for each indicator deviated from the CRTC standard.
     This mechanism is currently under review in the proceeding initiated by Public Notice 2003-3, Retail quality of service rate adjustment plan and related issues, and a decision has not yet been made. Based on actual results year-to-date, we do not expect Bell Canada to face any penalties for the penalty period of July 1, 2004 to June 30, 2005.

30     2004 Annual information form    Bell Canada

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
     This decision increased the regulatory burden for Bell Canada and its carrier affiliates at both the wholesale and retail levels. It could also cause some of their large customers to choose another preferred supplier, which could have a material and negative effect on their results of operations. Bell Canada’s appeal of this decision to the Federal Court of Canada was dismissed on September 14, 2004. As a result, Bell Canada has submitted tariffs for CRTC approval for those contracts with bundles that have not yet expired in order to provide more detailed descriptions of the bundled services.

Allstream and Call-Net application concerning customer-specific arrangements

On January 23, 2004, Allstream and Call-Net filed a joint application asking the CRTC to order Bell Canada to stop providing service under any customer-specific arrangements that are currently filed with the CRTC and are not yet approved.
     Allstream and Call-Net have proposed that Bell Canada should only provide services to these customers under its general tariff.
     Bell Canada provided its comments opposing all aspects of this application. If the CRTC grants it, Bell Canada will be required to cancel contracts with many of its enterprise customers and, in some cases, to reprice services. This could have a material and negative effect on Bell Canada’s ability to offer new services to the large business customer market on competitive terms and conditions.

Public notice on changes to minimum prices

On October 23, 2003, the CRTC issued a public notice asking for comments on its preliminary view that revised rules may be needed for setting minimum prices for the regulated services of incumbent telephone companies and for how they price their services, service bundles and customer contracts. The CRTC sought comments on proposed pricing restrictions on volume or term contracts for retail tariffed services. It issued an amended public notice on December 8, 2003. The record of this proceeding was completed with the filing of arguments on June 11, 2004 and reply arguments on June 25, 2004.
     If the CRTC determines the proposals are to be implemented as proposed, we will be required to increase the minimum prices we charge for regulated services. This would negatively limit our ability to compete.

Application seeking consistent regulation

On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. This would allow consistent rules to be developed that recognize and support the growing competition between these sectors. Bell Canada also requested that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others.
     On April 7, 2004, the CRTC invited comments on its preliminary views on the regulation of VoIP services and invited interested parties to participate in a public consultation on the regulatory framework for VoIP. The CRTC’s preliminary view is that VoIP services using telephone numbers that conform to the NANP and allow subscribers to make or receive calls from any telephone with access to the PSTN are functionally the same as switched telecommunications services. The CRTC’s preliminary conclusion is that when incumbent telephone companies provide VoIP services in their incumbent territories, they should be required to respect their existing tariffs or to file proposed tariffs where required, in order to conform with the regulatory rules that apply. The CRTC also provided preliminary views on 9-1-1 services, message relay service and privacy safeguards provided by local VoIP service providers. Bell Canada provided its comments to the CRTC on June 18, 2004. The CRTC held the public consultation on the regulatory framework for VoIP from September 21 to 23, 2004. Bell Canada filed reply comments on October 13, 2004.
     A decision is expected in the second quarter of 2005. There is a risk that the CRTC might decide to regulate VoIP services provided by us and other incumbent telephone companies but not the VoIP services provided by certain other competitors, cable companies in particular. These proceedings could determine the rules for competition with other service providers and limit our ability to compete in the future.
     The CRTC has included a “Proceeding on Regulatory Symmetry” in its 2005-2006 Work Plan. If cable companies and the incumbent telephone companies are subject to different regulations for similar services, and specifically for similar bundles of services, the incumbent telephone companies would be at a competitive disadvantage which could have a material and negative effect on their revenues and profitability.

Licences for Broadcasting

On November 18, 2004, the CRTC issued Broadcasting Decision CRTC 2004-496, which approved Bell Canada’s applications for licences to operate terrestrial broadcasting distribution undertakings, using its wireline facilities, to serve large cities in Southern Ontario and Québec. Bell Canada will be licensed under the same terms and conditions that apply to major cable operators, without any delays or other conditions that would negatively affect its ability to compete with them. The licences will be issued once Bell Canada informs the CRTC that it is ready to commence operations and will expire on August 31, 2011. Bell Canada is required to have the terrestrial broadcasting distribution undertakings operational no later than November 18, 2006, unless an extension of time is approved by the CRTC.

31     2004 Annual information form    Bell Canada

Licences and Changes to Wireless Regulation

Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.
     As a result of an Industry Canada decision, the cellular and PCS licences of Bell Mobility and of Aliant Telecom and MT&T Mobility, which would have expired on March 31, 2006, will now expire in 2011. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, these cellular and PCS licences are now classified as spectrum licences with a 10-year licence term. While we expect that they will be renewed at term, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a material and negative effect on us.
     In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. If the consultation process results in more municipal involvement in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on our operations. The final report from the National Antenna Tower Policy Review Committee was filed with Industry Canada in September 2004. Industry Canada is now reviewing the report and considering what next steps, if any, it will take, after which it may invite comments from interested parties, including the wireless carriers, on the report and its recommendations. It is not possible to predict at this time if or when any action might be taken on the findings of the report.

Revenue from major customers

A significant amount of revenue earned by our Enterprise unit comes from a small number of major customers. If we lose contracts with these major customers and cannot replace them, it could have a material and negative effect on our financial results.

Voluntary departure programs

In 2004, we announced an early retirement program and early departure program for our employees. We estimate annual savings of approximately $390 million relating to these programs because of lower salaries, bonuses and non-pension benefits. There is a risk that the amount we expect to save each year from these programs will be lower than expected if, for example, we incur outsourcing, replacement and other costs.

Competition Bureau’s Investigation Concerning System Access Fees

On December 9, 2004, Bell Canada was notified by the Competition Bureau that the Commissioner of Competition had initiated an inquiry under the misleading advertising provisions of the Competition Act concerning Bell Mobility’s description or representation of system access fees (SAFs) and was served with a court order, under section 11 of the Competition Act, compelling Bell Mobility to produce certain records and other information that would be relevant to the Competition Bureau’s investigation.
     SAFs are charged on a monthly basis to Bell Mobility cellular subscribers to assist Bell Mobility to recover certain costs associated with its mobile communications network. These costs include maintenance costs, the installation of new equipment, retrofitting of new technologies and fees for spectrum licences. These costs also include the recovery of the contribution tax charged by the CRTC to support telephone services in rural and remote areas of Canada.
     Bell Mobility may be subject to financial penalties by way of fines, administrative monetary penalties and /or demands for restitution of a portion of the SAFs charged to cellular subscribers if it is found to have contravened the misleading advertising provisions of the Competition Act.

Increased Accidents From Using Cellphones

Some studies suggest that using handheld cellphones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states. If this happens, cellphone use in vehicles could decline, which would negatively affect our business.

Health Concerns about Radio Frequency Emissions

It has been suggested that some radio frequency emissions from cellphones may be linked to certain medical conditions. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on our business. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. Any of these would have a negative effect on our business.

Bell ExpressVu

Bell ExpressVu currently uses three satellites, Nimiq 1, Nimiq 2 and Nimiq 3, for its video services. Telesat operates or directs the operation of these satellites. In order to restore the backup capacity for Bell ExpressVu, which was diminished by the partial failure of Nimiq 2, Telesat reached an agreement with DirecTV for an existing spare in-orbit satellite. Telesat received approval from Industry Canada to relocate this satellite to the orbital slots currently occupied by Nimiq 1 or Nimiq 2. In July 2004, the CRTC granted final approval to the agreement between Bell ExpressVu and Telesat to lease the full capacity of Nimiq 3.
     Satellites are subject to significant risks. Any loss, failure, manufacturing defects, damage or destruction of these satellites, of Bell ExpressVu’s terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities that operate the satellites could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.
     Bell ExpressVu is subject to programming and carriage requirements under CRTC regulations. Changes to the regulations that govern broadcasting could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s DTH satellite television

32    2004 Annual information form Bell Canada

distribution undertaking licence was renewed in March 2004 and expires on August 31, 2010.
     Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. In response, it is participating in legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.
     Bell ExpressVu faces a loss of revenue resulting from the theft of its services. It is taking numerous actions to reduce these losses, including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Bell ExpressVu introduced a smart card swap for its authorized digital receivers beginning in 2004, that is designed to block unauthorized reception of Bell ExpressVu signals. The smart card swap is being introduced in phases and is expected to be completed in the second half of 2005. As with any technology-based security system, it is not possible to eliminate with absolute certainty the possibility that security may be compromised at some point in the future.
     On October 28, 2004, the Court of Québec ruled in R. v. D’Argy and Theriault that the provisions in the Radiocommunication Act (Canada) making it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal relating to the unauthorized reception of satellite signals violate the freedom of expression rights enshrined in the Canadian Charter of Rights and Freedoms. The Canadian Department of Justice has launched an appeal of this decision to the Superior Court of Québec. It remains a criminal offence throughout Canada to manufacture, offer for sale or sell any device used to engage in the unauthorized reception of satellite signals. If this decision is ultimately upheld by the courts and Parliament does not enact new provisions criminalizing the unauthorized reception of satellite signals, Bell ExpressVu may face increasing loss of revenue from the unauthorized reception of satellite signals.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The information that appears on pages 2 to 34 of the Bell Canada 2004 Financial Information under Management’s discussion and analysis is incorporated herein by reference. The Bell Canada 2004 Financial Information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FOR MORE INFORMATION

Documents you can request

You can ask us for a copy of any of the following documents:

  this AIF, together with any document, or the relevant pages of any document, incorporated by reference into it the comparative financial statements of Bell Canada for its most recently completed financial year together with the accompanying auditors’ report. You will find more financial information in Bell Canada’s comparative financial statements for its most recently completed financial year.
  any interim financial statements of Bell Canada that were filed after the financial statements for its most recently completed financial year any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus and are not listed above.

     Please send your request to the Corporate Secretary of Bell Canada, at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec H3B 4Y7.
     We will send you the documents at no charge when our securities are being distributed under a preliminary short form prospectus or short form prospectus.
     At any other time, we may charge you a reasonable fee if you or the company you work for is not a security holder of Bell Canada.
     You can ask us for a copy of our annual and quarterly management’s discussion and analysis by contacting the Vice-President, Investor Relations of BCE, at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec H3B 4Y7 or by sending an e-mail to investor.relations@bce.ca.

Other information about Bell Canada

Bell Canada does not prepare an information circular. Information about directors’ and executive officers’ remuneration and indebtedness and options to buy securities is contained in a schedule to this AIF. Additional financial information, including comparative consolidated financial statements, is provided in the 2004 Bell Canada Financial Information.
     The transfer agent and registrar for Bell Canada’s preferred shares is Computershare Trust Company of Canada (Computershare) at its principal offices in Montréal and Toronto.
     The register for Bell Canada’s debentures is kept at the principal office of CIBC Mellon Trust Company (CIBC Mellon), in Montréal, and facilities for registration, exchange and transfer of the debentures is maintained at the principal offices of CIBC Mellon in Halifax, Montréal, Toronto, Winnipeg, Calgary and Vancouver.
     The transfer agent and registrar for Bell Canada’s US debentures is U.S. Bank Trust National Association at its office in New York.
     The register for Bell Canada’s subordinated debentures is kept at the principal office of Computershare, in Montréal, and facilities for registration, exchange and transfer of the subordinated debentures is maintained at the principal offices of Computershare in Halifax, Montréal, Toronto, Calgary and Vancouver.
     These documents, our news releases as well as Bell Canada’s annual and quarterly reports and news releases, are also available on BCE’s website at www.bce.ca.
     Additional information relating to Bell Canada is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in our financial statements and Management discussion and analysis for 2004.

Shareholder inquiries	1-800-561-0934
Investor relations	1-800-339-6353

33     2004 Annual information form    Bell Canada

SCHEDULE 1 – DIRECTOR'S AND EXECUTIVE OFFICERS’ COMPENSATION

REPORT OF THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

In 2004, the Bell Canada Management Resources and Compensation Committee (“MRCC”) was responsible for the oversight of the executive compensation policy at Bell Canada. Our committee reported and made recommendations on these compensation matters to our board of directors. The Corporate Governance Committee (“CGC”) was responsible for making recommendations to the board on the compensation of Bell Canada’s non-management directors. This report tells you how non-management directors and executive officers are compensated. The MRCC met five times in 2004, including time without management, as appropriate. The MRCC communicates regularly and directly with Bell Canada’s officers.

REPORT ON DIRECTORS’ COMPENSATION

Effective January 1, 2003, following a comprehensive review of the compensation of BCE’s non-management directors, BCE revised the terms of such compensation.
     One of the key changes in such arrangements for BCE’s non-management directors consisted of BCE introducing a new all-inclusive flat fee to compensate its non-management directors, replacing retainers and attendance fees. In addition, such flat fee arrangement paid by BCE to its non-management directors also covers the services that they may provide as directors to other BCE group companies whose common shares are not publicly traded, such as Bell Canada.
     As a result, since all of Bell Canada’s non-management directors are also directors of BCE, effective January1, 2003 Bell Canada no longer pays its non-management directors additional fees for their services as directors of Bell Canada.
     Directors who are also employees of Bell Canada, BCE, affiliated or associated companies received no additional compensation for their services as directors of Bell Canada.
     For details regarding the terms of BCE’s compensation of its non-management directors and which as per above, cover the services of Bell Canada’s non-management directors, please see BCE’s 2005 management proxy circular.

REPORT ON EXECUTIVE COMPENSATION

The executive compensation policy is designed to attract, motivate and retain the executive officers needed to achieve and surpass Bell Canada’s corporate objectives and to build a company that leads the industry in terms of operational performance and creation of value for the shareholders.
     Our compensation philosophy is to offer total compensation that is competitive in the marketplace. To complement this market positioning, we also ensure (for internal equity) that the compensation of each position fairly reflects the responsibilities of that position compared to other positions at Bell Canada.
     A substantial portion of every executive officer’s cash compensation each year is based on meeting annual corporate performance objectives. In addition, Bell Canada has in place mid-term and long-term incentive programs. These are mainly in the form of restricted share units and stock options that are designed to:

  compensate and retain executive officers
  link the executive officers’ interests to those of the shareholders encourage executive officers to pursue value-creating opportunities for Bell Canada by allowing them to participate in the appreciation of share value.

     We periodically review our executive compensation policy to make sure that it continues to meet our objectives. In this document, executive officers whose compensation is disclosed in the Summary compensation table are referred to as the “named executive officers” of Bell Canada. Information on the compensation of Mr. Sabia, Bell Canada’s Chief Executive Officer, can be found in BCE’s 2005 management proxy circular.
     In 2003, in light of the evolving internal and external environments, we conducted a comprehensive review of our executive compensation policy. Following this review, we recommended changes to the compensation policy which were approved by the board in November 2003. Similar changes to BCE’s executive compensation policy were also approved by the BCE board at the same time. The changes to the compensation policy were introduced early in 2004, creating an even stronger link between executive compensation and Bell Canada’s mid-term and long-term operational and financial success. These changes are highlighted throughout this report.

Total compensation

In 2004, total compensation consisted of:

  base salary
  annual short-term incentive awards
  mid-term incentive awards
  long-term incentives, and
  benefits and perquisites, including pension benefits, described under
  Pension arrangements.

     As part of the revised compensation policy introduced in 2004, the positioning of total compensation was increased from the 50th percentile to the 60th percentile of compensation paid by the group of companies that Bell Canada compares itself against (comparator group). Paying at the 60th percentile of the comparator group means that 40% of the companies in the comparator group pay more than Bell Canada and 60% pay less for similar positions. This allows Bell Canada to attract and retain high-performing executives.
     Base salary remains positioned at the 50th percentile (median), while the annual short-term incentive was increased from the median to the 75th percentile. This further reinforces the importance of meeting annual financial targets. The other components of total compensation are used to bring overall compensation of the various executive officers to the 60th percentile. This reflects our objective to put more emphasis on pay for performance.

34    2004 Annual information form    Bell Canada

     Starting in 2004,  the value of the long-term incentive plans under which stock options are granted was reduced to account for the introduction of a new mid-term incentive plan under which Restricted Share Units (RSUs) are granted. Performance vesting for stock options granted in 2004 was also introduced. For more information on key features of these plans, see Mid-term incentive plan and Long-term incentives.
     We did not assign specific weightings to any element of the total compensation other than the positioning of base salary, short-term incentive and total compensation value to the market.
     The comparator group for 2004 consists of 43 publicly traded Canadian and U.S. companies. The companies in the comparator group were selected based on one or more of the following criteria: telecommunications/high technology, strategic use of technology, most admired companies and revenues. This is the same comparator group that was used in 2003.
     Please see Summary Executive compensation table for total compensation paid to the named executive officers over the past three years.

Base salary

We determine the base salary of each executive officer within a salary range to reflect individual performance and responsibilities related to the position. The mid-point of the salary range corresponds to the median of the comparator group for similar positions. The minimum for the salary range is 20% below the mid-point and the maximum is 20% above.

Annual short-term incentive awards

The short-term incentive program is designed to support the achievement of corporate objectives and reward executive officers based on Bell Canada’s success. In 2004, the following components of Bell Canada’s performance were used for setting short-term incentive awards:

  EBITDA[1] (45%)
  revenue[2] (25%)
  and customer satisfaction[3] (30%)

     This resulted in a Bell Canada corporate performance factor of 59%. EBITDA targets set for executives were more aggressive than targets set for non executive employees.
     We determine the annual short-term incentive awards by taking both the corporate performance and the executive officer’s individual contribution into consideration.
     In 2004, the individual contribution was evaluated based on the achievement of objectives (results) and demonstration of leadership behaviour required to drive Bell Canada’s success (leadership attributes). The individual performance factor may vary between 0 and 200%.
     Each year, we set target values for the awards. In 2004 the target awards ranged from 40% of base salary for the lowest eligible officer’s position to 125% of base salary for the Chief Executive Officer. The lowest target for the named executive officers was 75% of base salary.
     On the basis of the above factors, we determine the size of the annual short-term incentive awards. Awards are calculated based on the product of the target award, the corporate performance factor and the individual performance factor. The maximum payout is two times the target award. In most cases, awards granted for a year are paid at the beginning of the following year.
     Executive officers who are eligible to participate in the BCE share unit plan for senior executives and other key employees (1997) (deferred share unit plan) or in the employees’ profit sharing plan can choose to have up to 100% of their annual short-term incentive award paid in deferred share units (DSUs) under the deferred share unit plan or contributed to the employees’ profit sharing plan. They must decide how they wish to receive their award by the end of the year in which the award is earned. Please see Deferred share unit plan for more information. Executive officers who choose to have their incentive awards contributed to the employees’ profit sharing plan will be taxed for the year was the contribution made. Taxes will need to be paid by the time they file their income tax return for that year.
     Awards in the form of DSUs can be used as a means to achieve mandatory share ownership levels described under Share ownership requirements.

Mid-term incentive plan

BCE maintains a Restricted Share Unit (RSU) plan for key employees of BCE and its subsidiaries. Bell Canada executive officers are eligible to participate in this plan. The following describes BCE’s RSU plan as it applied to Bell Canada executive officers in 2004.
     On our recommendation, the BCE MRCC may grant Bell Canada’s executive officers RSUs. The RSU plan is designed to more closely link the compensation of the executives with the achievement of operating objectives that are key in supporting the overall business strategy.
     RSUs are granted for a given performance period based on position and level of contribution.
     At any time, the value of one RSU is equal to the value of one BCE common share. RSUs vest according to the vesting schedule relating to the performance period for the award. Under the vesting schedule, RSUs vest over time, provided operating objectives are met. RSUs that are granted during a given performance period will be subject to the same vesting rules and operating objectives attached to the performance period.
     Dividend equivalents in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equal in value to the dividend paid on BCE common shares. These additional RSUs are subject to the same vesting terms and schedule as the one that applied to the original grant of RSUs.
     At the end of the performance period, the BCE MRCC assesses the actual performance against pre-set objectives to determine the percentage

[1]	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and is therefore unlikely to be comparable to similar measures presented by other issuers. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans credit (cost) and restructuring and other charges. EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP earnings measure is operating income.
[2]	Represents the total value of products and services sold.
[3]	For 2004, Bell Canada determined a Customer Value Index (CVI) by conducting telephone interviews every month with customers of all its business units. To determine the CVI, customers rank Bell Canada value using a 10 point scale ranging from very high (10) to very low (1). Performance is determined by the percentage of survey participants who give Bell Canada positive response (a score of 7 or more).

35    2004 Annual information form    Bell Canada

of RSUs that will become vested (vesting percentage). RSUs become vested on the date the BCE board confirms the vesting percentage. All unvested RSUs as of that date are forfeited. If an employee participating in the plan is terminated, he or she must have participated in at least half of the performance period to be entitled to receive his or her vested RSUs.
     Participants may choose to receive their payment of RSUs in cash, in BCE common shares, or a combination of both. We may, however, determine that all or a portion of a participant's RSUs is to be paid out in BCE common shares if he or she has not met the minimum share ownership requirements described under Share ownership requirements. Payment in cash is calculated based on the number of vested RSUs in the participant's account (after withholding taxes and any other deductions) times the percentage chosen for payment in cash times the market value of a BCE common share on the day before the BCE board confirms the vesting percentage. For payment in BCE shares, a number of BCE shares equal to the number of vested RSUs chosen to be taken in BCE common shares less withholding taxes and any other deductions will be bought on the open market.
     For more information on the vesting schedule of the RSUs granted for the two-year performance period from January 1, 2004 to December 31, 2005 (2004-2005 RSUs), see table S.2 Restricted share unit grants during the most recently completed year.

Long-term incentives

Stock Options

BCE maintains stock option plans for key employees of BCE and its subsidiaries. Bell Canada executive officers are eligible to participate in these plans. The following describes BCE’s stock option plans as they applied to Bell Canada executive officers in 2004.
     On our recommendation, the BCE MRCC may grant Bell Canada’s executive officers options to buy BCE common shares under stock option plans. The BCE MRCC may recommend special grants of stock options to recognize specific achievements or, in some cases, to retain or motivate executive officers and key employees. The BCE MRCC may also determine, within the parameters of the stock option plans and subject to the approval by the BCE board, the terms and conditions of each grant. The number of outstanding options held by an employee is not taken into account when determining if and how many new options are awarded to him or her.
     The exercise price is the price at which a common share may be purchased when an option is exercised. The exercise price is at least equal to the market value of a BCE common share on the day before the grant goes into effect, except under certain circumstances.
     In 2004, as part of our new compensation policy, the use of stock options that vest solely over time (time vesting options) was reduced and a performance component was introduced to the vesting schedule of options granted. These options are Front-loaded meaning that options are granted at the beginning of a performance period or later in the period when someone is hired or promoted, for the entire performance period. Performance vesting options granted in 2004 have a performance period of January 1, 2004 to December 31, 2006 and are called the 2004-2006 Front-loaded options.
     The 2004-2006 Front-loaded options were granted to all Bell Canada executives in 2004 in lieu of annual grants of time vesting options.
     Under the terms of BCE’s stock option plans, the right to exercise an option accrues or “vests” by 25% a year for four years from the day of grant, unless the BCE MRCC determines otherwise. In 2004, the BCE MRCC determined that the vesting of the 2004-2006 Front-loaded options would be based on a combination of time and performance. The performance condition will be achieved if the BCE total shareholder return (BCE TSR) meets or exceeds the median total shareholder return (median TSR) of a group of 12 Canadian and U.S. publicly traded telecommunications companies. Subject to meeting the performance goal, 50% of the stock options will vest at the end of 2005 and 100% will vest at the end of 2006. For more information on the vesting schedule of 2004-2006 Front-loaded options, see the tables under Stock options. Vesting can be accelerated in certain circumstances if there is a change of control of BCE or of a subsidiary as described under Change of control.
     The stock option plans provide that the term of any option may not exceed 10 years from the day it is granted. The term of the 2004-2006 Front-loaded options is six years. If the option holder retires, leaves the BCE group of companies, dies, or the company he or she works for is no longer part of the BCE group of companies, the term may be reduced according to the stock option plan under which it was granted or if the BCE MRCC uses its discretionary authority under the relevant plan, following our recommendation to that effect.
     Option holders will lose all of their unexercised options granted after 2001 if they engage in prohibited behaviour after they leave the BCE group of companies. This includes using BCE’s confidential information for the benefit of another employer. In addition, the option holder must reimburse BCE the after-tax profit realized on exercising any options during the twelve-month period preceding the date on which the unfair employment practice began.
     Prior to November 1999, some options were granted with related rights to special compensation payments (SCPs). SCPs are cash payments equal to the excess of the market value of the shares on the day of exercise of the related option over the exercise price of the option. SCPs, if any, are attached to options and are triggered when the options are exercised.
     Effective January 1, 2003, Bell Canada adopted the fair value method of accounting for stock option compensation on a prospective basis. Options are not assignable by the optionee, except to the optionee’s estate upon the optionee’s death.

Change of control of BCE

Special vesting provisions in the event of a change of control of BCE were introduced in 1999. A change of control of BCE occurs when:

  another party acquires 50% or more of the outstanding securities of a class of voting or equity securities of BCE the composition of a majority of the BCE board changes for a reason such as a dissident proxy solicitation
  BCE’s shareholders approve plans or agreements for disposing of all or substantially all of BCE’s assets, liquidating or dissolving BCE, or in certain cases, merging, consolidating or amalgamating BCE, or the BCE MRCC determines that an event is a change of control.

36    2004 Annual information form    Bell Canada

    If there is a change of control of BCE and the option holder’s employment is terminated within 18 months of the change of control for a reason other than for cause or if the option holder terminates his employment is terminated within 18 months of the change of control for a reason other than for cause or if the option holder terminates his employment for good reason, his or her unvested options can be exercised for a period of 90 days from the date of termination, or for a longer period that the BCE MRCC may determine.

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

     The option holder has up to 90 days from that day, or longer if the BCE MRCC so determines, to exercise the options.
     If BCE’s interest in a designated business unit falls below 20%, option holders who are employed in that business unit may exercise all of their unvested options effective upon the earlier of:

  one year following the reduction in the interest, or
  the day the option holder was terminated.

     The option holder has up to 90 days from that day, or longer if, the BCE MRCC so determines, to exercise the options.

Termination clauses

The following provisions for early termination apply to stock options, unless the BCE MRCC has, for specific circumstances, determined otherwise either at the time an option is granted or later, based on its discretionary authority under the relevant stock option plan, and following our recommendation to that effect.
     All non-vested options are forfeited when an employee ceases to be employed by BCE or an applicable subsidiary. Participants have 30 days following their termination date (without exceeding the original option period) to exercise their vested options. At the end of the 30-day period or, as of the expiry date, all outstanding options are forfeited. The same provisions apply when someone dies except that the estate has 12 months instead of 30 days to exercise all vested options (without exceeding the original expiry date).
     When an employee retires, options granted after September 2000 continue to vest for three years after retirement. Participants have three years following their retirement date (without exceeding the original expiry date) to exercise their vested options. At the end of the three-year period or, on the original expiry date if it is earlier, all outstanding options are forfeited.
     For options granted before September 2000 which are already vested, participants have five years following their retirement date (without exceeding the original expiry date) to exercise their vested options. At the end of the five-year period or on the original expiry date if it is earlier, all outstanding options are forfeited.
     The termination provisions applicable to the 2004-2006 Front-loaded options are as follows:
     If an employee ceases to be employed before January 1, 2006, all options are forfeited on the date employment is terminated. If an employee ceases to be employed in 2006, vested options on the termination date can be exercised within 30 days. Unvested options are forfeited. If an employee ceases to be employed in 2006 and the vesting percentage established at the end of 2005 is 0%, 25% of the participant’s options will vest at the end of 2006 if the performance goal is met. The participants will have 30 days after the date the BCE board confirms the vesting percentage to exercise vested options. Unvested options are forfeited. The same provisions apply if someone dies except that the estate has 12 months to exercise vested options. At the end of this period, all outstanding options are forfeited.
     If retirement occurs in 2004, two-thirds of the options are forfeited. If retirement occurs in 2005, one-third of the options are forfeited. No options are forfeited if retirement occurs in 2006. Options that are not forfeited upon retirement continue to vest for three years after the retirement date according to the vesting schedule. Participants have three years following their retirement date (without exceeding the original expiry date) to exercise their vested options. At the end of this period or, on the original expiry date if it is earlier, all outstanding options are forfeited.

Deferred share unit plan

To increase the alignment of executive and shareholder interests, BCE established the Deferred Share Unit Plan pursuant to which deferred share units (DSUs) may be awarded to certain executive officers and other key employees of BCE and of certain BCE subsidiaries. Bell Canada executive officers, including the named executive officers, are eligible to participate in the BCE plan.
     DSUs have the same value as BCE common shares. The number and terms of outstanding DSUs are not taken into account when determining if DSUs will be awarded and how many DSUs will be awarded under the plan. DSUs vest immediately.
     Dividend equivalents in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equal in value to dividends paid on BCE common shares.
     Eligible executive officers can choose to have up to 100% of their annual short-term incentive award paid in DSUs instead of cash. The award is converted into DSUs based on the market value of a BCE common share on the day before the award goes into effect. These DSUs count towards the minimum share ownership requirements, which are described under Share ownership requirements.
     Based on our recommendation, the BCE MRCC may also grant special awards of DSUs to recognize outstanding achievements or for reaching certain corporate objectives.
     Holders of DSUs may not redeem their DSUs while they are employed by a company of the BCE group. Once they leave the BCE group, BCE will buy a number of BCE common shares on the open market equal to the number of DSUs a participant holds in the plan, after deductions for applicable taxes. These shares are then delivered to the former employee.

Share ownership requirements

Bell Canada believes in the importance of substantial share ownership and has compensation programs designed to encourage ownership by

37     2004 Annual information form    Bell Canada

executive officers of BCE common shares. A minimum share ownership level has been set for each position as a percentage of annual base salary:

  President and Chief Executive Officer – 500%
  Group Presidents and heads of major lines of business – 300%
  other officers – 200%.

     These officers must meet their target within five years (5-year target) with the objective that 50% of their target will be reached within 3 years (3-year target). The 5-year target must be reached by April 2006, or within five years of when they were hired or promoted if it was after April 1, 2001. Share ownership requirements also apply to all Vice-Presidents with a target of 100% of annual base salary.
     Shares or DSUs received under the following programs can be used to reach the minimum share ownership level:

  deferred share unit plan, described under Deferred share unit plan employees’ savings plan, described in the Summary Executive compensation table, footnote (6)
  shares acquired and held by exercising stock options granted under BCE’s stock option plans, described under Long-term incentives, and shares received upon payment of restricted share units, described under Mid-term incentive plan.

     As part of our new compensation policy, concrete measures are taken if the 3-year target or the 5-year target is missed. These measures include, but are not limited to, the payment of a portion of the short-term annual incentive award in DSUs and, when BCE stock options are exercised, the requirement to hold BCE common shares having a market value equal to a portion of the net financial gain resulting from the exercise. These measures remain in effect until the target is reached.

Chief Executive Officer’s compensation

Mr. Sabia was appointed Executive Vice-President of BCE and Vice-Chairman of Bell Canada on July 3, 2000. On December 1, 2000, he was appointed President of BCE while maintaining his responsibilities at Bell Canada. On March 1, 2002, he became President and Chief Operating Officer of BCE and Chief Operating Officer of Bell Canada. He became President and Chief Executive Officer of BCE on April 24, 2002 and Chief Executive Officer of Bell Canada on May 2, 2002. The BCE board determined his compensation for 2004 according to BCE’s compensation policy. BCE paid his total compensation but charged 75% of it to Bell Canada for services provided to Bell Canada.
     Mr. Sabia’s annual salary as President and Chief Executive Officer of BCE and Chief Executive Officer of Bell Canada was set for 2004 at $1,000,000.
     The board believes that the company made considerable progress in 2004 – especially with respect to the resolution of important labour negotiations, the development and implementation of the Galileo initiative and the company’s accelerated transition to Internet Protocol and a new generation of services. The board is of the view that Mr. Sabia has made a particularly substantial contribution to this progress. By virtue of this contribution, the BCE MRCC recommended and the BCE board awarded him a short-term incentive in the amount of $1,475,000 for the year 2004. However, given the disruption in customer service that occurred in 2004 as a result of the implementation of the new wireless billing system and Mr. Sabia’s belief in the final accountability of the CEO, he has declined payment.
     Mr. Sabia received a grant of 100,604 RSUs in February 2004 which covers the two-year performance period of January 1, 2004 to December 31, 2005. Mr. Sabia also received a grant of 300,000 2004-2006 Front-loaded options in February 2004 which covers the three-year performance period of January 1, 2004 to December 31, 2006.
     In 2004, the purchase of an additional $10  million of life insurance was approved in Mr. Sabia’s name. The annual premium for this additional life insurance is $19,721. No changes were made to Mr. Sabia’s pension arrangements in 2004.
     Information on Mr. Sabia’s compensation can be found in BCE’s 2005 management proxy circular.

Composition of MRCC

The MRCC currently consists of five unrelated and independent directors: Mr. R.J. Currie (Chair), Mr. R.A. Brenneman, Mr. A.S. Fell, Mr. J.H. McArthur and Mr. V.L. Young. Mr. P.M. Tellier was Chair of the MRCC until May 26, 2004 and Mr. B.M. Levitt was a member until the same date.

Conclusion

Over the past few years, Bell Canada has realigned its structure and business strategy to deliver on the changing competitive landscape and customer needs. In 2004, a new redesigned executive compensation policy was put in place to ensure close alignment and support with the company’s direction and strategic objectives. The policy was designed to promote greater individual accountability and higher levels of performance while linking a large part of executive officers’ compensation to the achievement of corporate performance objectives and the creation of shareholder value. As well, more emphasis was placed on variable compensation through the use of three different compensation vehicles – short-term, mid-term and long-term incentive plans.
     In our view, the total compensation of the named executive officers for  2004 was appropriate in supporting the business strategy and very competitive in the marketplace with the exception of the CEO and it is the intention to correct the situation in the short term.
     We believe that compensation must reflect corporate performance. As a result, the annual short-term incentive award for the named executive officers was based on a corporate performance factor of 59% because the corporate objectives were not fully achieved.
     Overall, we are confident that our approach to compensation has allowed Bell Canada to attract, motivate and retain executive officers whose type of leadership is considered essential for success now and in the future, and align their interests with those of the shareholders.

Report presented March 1, 2005 by:

R.J. Currie, Chair
R.A. Brenneman
A.S. Fell
J.H. McArthur
V.L. Young

38    2004 Annual information form    Bell Canada

Summary Executive Compensation Table

Table S.1 outlines the compensation for the financial years ended December 31, 2004, 2003 and 2002, for the Chief Financial Officer and the three most highly compensated executive officers of Bell Canada serving as such on December 31, 2004, other than Mr. Sabia who occupied the position of Chief Executive Officer during 2004. Information on his compensation, stock options and pension arrangements can be found in BCE’s 2005 management proxy circular.

Restricted share units

Table S.2 illustrates potential future payouts to the named executive officers under the Restricted share unit plan established in 2004. For a description of the terms of the plan, refer to Mid-term incentive plan.

Stock options

Table S.3 shows individual grants of stock options under BCE’s stock option plan during the financial year ended December 31, 2004 to each of the named executive officers.
     Table S.4 is a summary of all of the stock options that each of the named executive officers exercised under the BCE stock option plans, the Aliant stock option plan and the Emergis share option plan in the financial year ended December 31, 2004. It also shows the total value of their unexercised options at December 31, 2004.

Pension arrangements

All of the named executive officers participate in the BCE or Bell Canada non-contributory defined benefit pension plan. The BCE and Bell Canada plans are very similar. In addition, officers including the named executive officers enter into supplementary executive retirement agreements (SERPs).

SERPs

Named executive officers receive 1.5 year of pensionable service under SERPs for every year they serve as an officer of BCE, one of its subsidiaries or an associated company. Retirement eligibility is based on the executive officer’s age and years of service. The board may credit additional years of service towards retirement eligibility, pension calculation or both, through a special arrangement.
     In general, a named executive officer will receive SERP benefits when he or she reaches:

  at least age 55, and the sum of age and service is at least 85 at least age 60, and the sum of age and service is at least 80 age 65 and has 15 years of service.

     Pensions are calculated based on pensionable service and pensionable earnings.
     Pensionable earnings include salary and short-term incentive awards, up to the target value, whether they are paid in cash or DSUs. The one-year average of the named executive officers’ best consecutive 36 months of pensionable earnings is used to calculate his or her pension. There is a maximum limit on the amount of annual short-term incentive awards that can be included.
     A named executive officer may receive up to 70% of his or her average pensionable earnings as total pension benefits under the pension plan and SERP.
     Pensions are payable for life. Surviving spouses receive about 60% of the pension that was payable to the named executive officer.
     Named executive officers receive a retirement allowance equal to one year’s base salary when they retire. This is not included in their pensionable earnings.

Estimated annual pension benefits

Table S.5 shows the estimated annual pension benefits for various categories of pensionable earnings and years of pensionable service that would be payable under the pension plans and SERPs, assuming that a named executive officer retired on December 31, 2004 at age 65.
     These benefits are not subject to any deductions for government benefits or other offset amounts. They are partly indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

Pension benefits for named executive officers

The number of years of service for calculating total pension benefits at December 31, 2004 was 15.8 years for Mr. Vanaselja (age 48), 23.3 years for Mr. Blouin (age 46), 8.3 years for Mr. Wetmore (age 52) and 5.9 years for Mr. Pichette (age 42).
     Eligibility for SERP benefits for Mr. Blouin, Mr. Wetmore and Mr. Pichette occurs at age 55 and is at age 60 for Mr. Vanaselja.
     Mr. Vanaselja is eligible for SERP benefits if he retires on or after age 60. If he retires from the Company between age 55 and 60, he will receive a pension calculated according to the company pension plan with the exclusion of the maximum pension provision prescribed by the Income Tax Act (Canada).
     Mr. Wetmore can retire at age 55 under his SERP. His pension will equal 25% of his average pensionable earnings if he retires at age 55, 40% at age 60 and 55% at age 65. This includes pension benefits he earned when he was employed at Aliant.
     If Mr. Pichette’s employment terminates on or after age 47 but before age 55, he will be eligible for a deferred pension at age 55 according to the company pension plan with deemed service being credited until age 55 and with the exclusion of the maximum pension provision prescribed by the Income Tax Act (Canada). Mr. Pichette is eligible for SERP benefits if he retires on or after age 55.
     Table S.6 shows the estimated annual benefits payable based on current compensation and service accrual to the earliest eligibility date for a supplementary pension.
     For information on Mr. Sabia’s pension arrangement, please refer to BCE’s 2005 management proxy circular.

39     2004 Annual information form    Bell Canada

Termination and other employment arrangements

Under Mr. Wetmore’s employment agreement dated December 22, 2003 with Bell Canada, a salary of $617,000 (which is to be reviewed annually) is provided. In addition, he will receive payments if:

  he is terminated without cause, or
  he resigns for certain reasons, including any significant change in his duties, functions or total compensation and which are not reasonable to Mr. Wetmore.
  These payments include:
  a severance indemnity equal to his base salary and annual short-term incentive award at target for a period of 24 months or a period equal to the amount of time between the date of termination and age 65,whichever is less vesting of all of Mr. Wetmore’s BCE stock options.

     The above payments are subject to Mr. Wetmore’s compliance with the non-competition and non-solicitation provisions of his employment agreement.
     Mr. Pichette will receive payments if his employment is terminated for any reasons other than cause.
     These payments will include:

  a severance indemnity equal to his base salary and annual short-term incentive award at target for a period of 24 months.

     For information on Mr. Sabia’s terms of employment and severance entitlements, please refer to BCE’s 2005 management proxy circular.

Personal loans to directors and officers

Bell Canada has not granted loans or extended credit to any current or nominated directors or executive officers or to individuals who have held these positions during the last fiscal year, or to any of their associates.

Table S.1 Summary executive compensation table

		Annual compensation						Long-term compensation

								Securities under options or (SARs) granted		Shares or units subject to resale restrictions		Long-term incentive plan (LTIP) payouts		All other compensation

Name and principal position	Year	Salary		Bonus		Other annual compensation
		($	)	($	)	($	)	(#	)	(#	)	($	)	($	)
(1)						(2)		(3)		(4)		(5)		(6)

Siim A. Vanaselja Chief Financial Officer, BCE and Bell Canada	2004	465,000		208,000		–		100,000		–		–		31,499

	2003	440,000		–		–		117,899		11,136 deferred		–		14,332
										share units based
										on $332,100

	2002	410,000		148,400		–		115,389		–		–		190,624

Pierre J. Blouin Group President — Consumer Markets, Bell Canada	2004	671,667		379,170		–		150,000		1,454 deferred		–		39,706
										share units based
										on $42,130

	2003	585,134		177,200		131,651		120,000		19,032 deferred		215,040		19,601
								40,000		share units based
								(Emergis)		on $552,960

	2002	483,805		155,320		22,684		130,000		449 deferred		_		105,096
								230,000		share units based
								(Emergis)		on $12,580

Stephen G. Wetmore Executive Vice-President, BCE Group President – National Markets, Bell Canada	2004	617,000		355,000		–		110,000		–		–		66,755

	2003	614,167		231,400		–		181,860		–		494,800		497,511

	2002	591,731		146,700		61,154		395,000		–		–		652,147
								60,832
								(Aliant)

Patrick Pichette President — Operations, Bell Canada	2004	478,000		219,050		—		120,000		7,561 deferred		–		27,286
										share units based
										on $219,050

	2003	438,000		197,100		—		107,583		6,914 deferred		–		11,350
										share units based
										on $206,200

	2002	176,802		—		3,542		168,817		3,794 deferred		–		4,089
										share units based
										on $106,200

40    2004 Annual information form    Bell Canada

(1)	Mr. Vanaselja was appointed Chief Financial Officer of BCE on January 15, 2001 and also Chief Financial Officer of Bell Canada on December 13, 2003. For 2004, compensation was paid by BCE according to its compensation policies.
Mr. Blouin was President and Chief Executive Officer of Bell Mobility Inc., a subsidiary of Bell Canada, between January 27, 2000 and March 1, 2002. In addition to his role at Bell Mobility Inc., he was Executive Vice-President at BCE from March 1, 2002 until his appointment as Chief Executive Officer of Emergis on May 13, 2002. On May 14, 2003, he was appointed Group President – Consumer Markets of Bell Canada. Emergis paid his compensation from May 2002 to May 2003, according to its compensation policy. Emergis is no longer a BCE subsidiary or affiliated company as of June 2004.
Mr. Wetmore was appointed Vice-Chairman, Corporate of Bell Canada on March 1, 2002 and also Executive Vice-President of BCE on May 2, 2002. On June 1, 2003, he was appointed Executive Vice-President of Bell Canada while maintaining his responsibilities at BCE. In addition to his role at BCE, he became Group President – National Markets of Bell Canada on November 10, 2003. Prior to March 1, 2002, he was President and Chief Executive Officer of Aliant, a subsidiary of Bell Canada. The main terms of his employment with Bell Canada are described under Pension arrangements and Termination and other employment arrangements.
Mr. Pichette was Executive Vice-President, Planning and Performance Management of BCE until January 25, 2002, when he was appointed Executive Vice-President, Operations and Finance of Teleglobe, a former subsidiary of BCE. From May 15, 2002 to September 24, 2002, he was on a leave of absence from BCE, three weeks of which were paid by BCE (from September 4 to September 24, 2002). On September 25, 2002, he was appointed Chief Financial Officer of Bell Canada. He was appointed Executive Vice-President of Bell Canada on December 1, 2003. On November 1, 2004, he was appointed President – Operations, Bell Canada. Amounts shown in the table for 2002 represent remuneration earned from January 1, 2002 to January 24, 2002 and from September 4, 2002 to December 31, 2002.
For information on Mr. Sabia’s compensation, please refer to BCE’s 2005 management proxy circular which is available on SEDAR at www.sedar.com.
(2)	This column does not include an amount for perquisites and other personal benefits if they total less than $50,000 or 10% of the total of the annual salary and bonus, which is the disclosure threshold set by the laws that apply to us. Other types of annual compensation are disclosed in this column, as described below.
For Mr. Blouin, this includes a special compensation payment (SCP) of $120,689 triggered by the exercise of options in 2003. Please see Long-term incentives for details. For 2002, this consists of $16,284 paid in lieu of vacation.
For Mr. Wetmore, this consists of $61,154 that Aliant paid to him in lieu of vacation in 2002.
(3)	All options granted in 2004 are 2004-2006 Front-loaded options granted under BCE’s stock option plans. This column also includes options granted by Emergis to Mr. Blouin in 2002 and 2003 and by Aliant to Mr. Wetmore in 2002. Please see Long-term incentives and tables S.3 and S.4 for additional details.
In 2002, Mr. Blouin received the following grants of stock options under the Emergis share option plan:
  a hiring grant of 130,000 options
  an advance grant of 20,000 options, which represents the target portion of the 2003 annual stock option grant a special grant of 80,000 options as a retention incentive. These options will vest after three years from the date of grant.

In 2003, Mr. Blouin also received 40,000 options under the Emergis share option plan.
When Mr. Blouin left Emergis, the original expiry dates of all his Emergis options were changed to May 14, 2006. Options continue to vest until this date as long as Mr. Blouin remains employed by Bell Canada, BCE or one of its subsidiaries. The sale by BCE of its interest in Emergis did not impact the vesting terms of Mr. Blouin’s options. On June 30, 2004 Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital to its shareholders. As a result, in accordance with the terms of the Emergis plan, the exercise price of all outstanding stock options on June 25, 2004 was reduced by $1.47 by the Board of Directors effective July 2, 2004. This amount was based on a calculation agreed upon between Emergis and the TSX.
In 2002, Mr. Wetmore received a hiring grant of 170,000 options and a special grant of 225,000 options. The special grant was to recognize a valuable contribution and important future challenges. These options vest at 20% a year for five years. Options were also granted under Aliant’s stock option plan in 2002. Aliant’s normal vesting schedule applies to all of his unvested Aliant options.
No freestanding stock appreciation rights (SAR) are granted under BCE’s stock option plans.
(4)	DSUs have the same value as BCE common shares. The number of DSUs awarded was calculated using the closing price of BCE common shares on the TSX on the day before the award of DSUs was effective. The dollar amount included in this table is the pre-tax value of the DSUs on the day the award was effective. This column includes DSUs granted as payment of the annual short-term incentive award. For 2003, this column also includes DSUs granted as payments under the two-year capital efficiency incentive plan of Bell Canada for Mr. Vanaselja, Mr. Blouin and Mr. Pichette. The two-year capital efficiency incentive plan expired in 2003. For more information on this plan please see BCE’s 2004 management proxy circular filed with Canadian securities regulatory authorities. Additional DSUs are credited to each named executive officer’s account on each BCE common share dividend payment date. The number of DSUs is calculated using the same rate as the dividends paid on our common shares. Please see Deferred share unit plan for details. RSUs are not included in this column; see Mid-term incentive plan for further details.
The table below shows the total number of DSUs that each named executive officer held and their value at December 31, 2004, based on a BCE common share price of $28.92 at year-end. The total number of DSUs shown excludes DSUs granted in 2005 as payment of the 2004 annual short-term incentive award which are disclosed in the Summary executive compensation table.

		At December 31, 2004

	Total number	Total value
Name	of DSUs held	$

Siim A. Vanaselja	19,552	565,453
Pierre J. Blouin	21,491	621,528
Stephen G. Wetmore	–	–
Patrick Pichette	11,228	324,730

(5)	For 2003, this includes amounts payable under the two-year capital efficiency incentive plan of Bell Canada for Mr. Blouin and Mr. Wetmore. The two-year capital efficiency incentive plan expired in 2003. For more information on this plan, please see BCE’s 2004 management proxy circular filed with Canadian securities regulatory authorities.

41    2004 Annual information form    Bell Canada

(6)	For all the named executive officers, amounts in this column include company contributions under the BCE employees’ savings plan. For Mr. Blouin, it also includes company contributions under the Emergis employee share purchase plan for the years 2002 and 2003.
Under BCE employees’ savings plan, when our employees and BCE’s employees, including executive officers, use up to 6% of their base salary, short- term incentive awards and/or, for 2003, payment under the two-year capital efficiency incentive plan to buy BCE common shares, BCE or Bell Canada contributes $1 for every $3 that the employee contributes. Emergis’ plan is similar, but Emergis contributed $1 for every $2 that the employee contributed.
This column also includes payments for life insurance premiums for all of the named executive officers.
For Mr. Vanaselja, it also includes a special cash award of $180,000 in 2002 to recognize an important contribution in supporting BCE actions taken regarding its investments and other issues during 2002.
For Mr. Blouin, it also includes a $35,000 relocation allowance in 2002.
For Mr.  Wetmore, it also includes:
  $350,608 paid in 2003 and $600,000 paid in 2002 by Aliant as retention bonus awarded when Aliant was formed in May 1999
  $102,184 that Bell Canada paid in 2003 as a relocation allowance
  $22,218 that Aliant paid in 2002, which was the balance of a relocation allowance.

In 2004, this also includes the value of additional DSUs credited in lieu of dividends on BCE common shares represented by DSUs, except for Mr. Wetmore who does not participate in the DSU plan. This represents an amount of $19,531 for Mr. Vanaselja, $22,420 for Mr. Blouin and $11,062 for Mr. Pichette.

Table S.2 Restricted share unit grants during the most recently completed year

				Estimated future payouts under the Restricted Share Unit Plan Non-Securities Price-Based Plans (1)

		Restricted share
		units (RSUs)
	Granted	performance
	(#)	period	Threshold	Target	Maximum
Name	(2)	(3)	(4)	#(4)	#(4)

Siim A. Vanaselja	40,242	Jan. 1, 2004 to	20,121	40,242	40,242
		Dec. 31, 2005
Pierre J. Blouin	50,302	Jan. 1, 2004 to	25,151	50,302	50,302
		Dec. 31, 2005
Stephen G. Wetmore	40,242	Jan. 1, 2004 to	20,121	40,242	40,242
		Dec. 31, 2005
Patrick Pichette	43,595	Jan.1, 2004 to	21,797	43,595	43,595
		Dec. 31, 2005

(1)	Participants may choose to receive payment of RSUs in cash, in BCE common shares, or in a combination of both subject to meeting share ownership requirements. For payment in BCE common shares, a number of shares equal to the number of vested RSUs a participant holds in the plan after deductions for applicable taxes will be bought on the open market.
(2)	The 2004-2005 grant of RSUs is based on achieving operating objectives directly aligned to achieving strategic goals for each of the core business units of Bell Canada. Additional RSUs are credited to each named executive officer’s account on each BCE common shares dividend payment date. The number of additional RSUs is calculated using the same rate as the dividends paid on BCE common shares. Please see Mid-term incentive plan for details.
(3)	The performance period associated with the 2004-2005 grant of RSUs is from January 1, 2004 to December 31, 2005.
(4)	Early in 2006, the results of each business unit over the two years ending December 31, 2005 will be evaluated by the BCE MRCC and will translate into a specific vesting percentage for executives, including the named executive officers, in each business unit. The result for the corporate centre will be an average of the results of all business units and will also translate into a specific vesting percentage for executives, including the named executive officers, in the corporate centre. The BCE MRCC will base its recommendations to the BCE board on the following vesting schedule:

Results of each business unit	Vesting percentage

100% of operating objectives are achieved	100%
90% - 99% of operating objectives are achieved	50%
<90% of operating objectives are achieved	0%

Amounts shown in the “threshold” column show the number of RSUs that will become vested at the end of the performance period assuming that between 90% and 99% of operating objectives are achieved. Amounts shown in the “target” and “maximum” columns show the number of RSUs that will become vested at the end of the performance period assuming that 100% of operating objectives are met.

42    2004 Annual information form    Bell Canada

Table S.3 Option/SAR grants during the most recently completed financial year

	Securities under options/SARs granted (# (1) (2	% of total options/ SARs granted to employees in financial year (2	Exercise or base price ($/security (3		Market value of securities underlying options/SARs on the date of the grant ($/security (3
Name		) ))		) )		) )	Expiration date

Siim A. Vanaselja	100,000	1.7%	$29.82		$29.82		Feb. 3, 2010
Pierre J. Blouin	150,000	2.5%	$29.82		$29.82		Feb. 3, 2010
Stephen G. Wetmore	110,000	1.9%	$29.82		$29.82		Feb. 3, 2010
Patrick Pichette	120,000	2.0%	$29.82		$29.82		Feb. 3, 2010

(1)	The performance period of the 2004-2006 Front-loaded options is from January 1, 2004 to December 31, 2006. The vesting of the 2004-2006 Front-loaded options is based on the BCE total shareholder return (BCE TSR) meeting or exceeding the median total shareholder return (median TSR) of a group of 12 Canadian and U.S. publicly traded telecommunications companies. The performance will be evaluated at the end of 2005 and 2006:
  At the end of 2005 (end of second year of the performance period)
   50% of the 2004-2006 Front-loaded options will vest if the two-year BCE TSR meets or exceeds the two-year median TSR. Each TSR will be calculated over the same two-year period i.e., from January 1, 2004 to December 31, 2005. Options will remain vested even if the three-year median TSR is not met at the end of the third year.
  If the two-year median TSR is not met, the 2004-2006 Front loaded options will remain unvested with another vesting opportunity at the end of the performance period (end of third year) as described below.
  At the end of 2006 (end of third year of the performance period)
   100% of the 2004-2006 Front-loaded options will vest if the three-year BCE TSR meets or exceeds the three-year median TSR. Each TSR will be calculated over the same three-year period i.e., from January 1, 2004 to December 31, 2006.

Each option granted under one of the BCE stock option plans covers one common share of BCE. No rights to SCPs were attached to options granted in 2004. Please see Long-term incentives for details.

(2)	These numbers represent stock options. No freestanding SARs are granted.
(3)	The exercise price of the stock options in this table is equal to the closing price of the common shares of BCE on the TSX on the day before the grant was effective.
Table S.4 Aggregated option/SAR exercises during the most recently completed financial year and financial year-end option/SAR values

Name		Securities acquired on exercise (#	)	Aggregate value realized ($ (1	) )		Unexercised options/SARs at December 31, 2004 (# (2	) )		Value of unexercised “in-the-money” options/ SARs at December 31, 2004 ($ (2) (3	) )

						Exercisable	Unexercisable		Exercisable	Unexercisable

Siim A. Vanaselja	BCE	–		–		160,218	264,870		374,857	82,235
Pierre J. Blouin	BCE	–		–		267,041	331,409		256,988	50,400
Pierre J. Blouin	Emergis (4)	–		–		37,500	232,500		–	–
Stephen G. Wetmore	BCE	–		–		220,465	466,395		341,082	575,047
Stephen G. Wetmore	Aliant (5)	–		–		234,074	20,277		–	–
Patrick Pichette	BCE	–		–		205,053	316,347		25,012	75,040

(1)	The total value realized is calculated using the closing price of a board lot of common shares of BCE, Aliant or Emergis, whichever applies, on the TSX on the day the options were exercised less the exercise price. It does not include SCPs. These appear under “Other annual compensation” in the Summary executive compensation table. Please see Long-term incentives for more information.
(2)	These numbers relate only to stock options. No freestanding SARs are granted.
(3)	An option is “in-the-money” when it can be exercised at a profit. This happens when the market value of the shares is higher than the price at which they may be exercised. The value of unexercised in-the-money options is calculated using the closing price of a board lot of common shares of BCE, Aliant or Emergis, whichever applies, on the TSX on December 31, 2004, less the exercise price of those options.
(4)	Emergis granted these options to buy its common shares under its share option plan. Options vest as to 25% after two years, 75% after three years and 100% after four years, except for 80,000 options granted in 2002 which vest after three years from the date of grant. When Mr. Blouin left Emergis, the original expiry dates of his options were changed to May 14, 2006. Options continue to vest until this date as long as Mr. Blouin remains employed by Bell Canada, BCE or one of its subsidiaries.
The sale by BCE of its interest in Emergis did not impact the vesting terms of Mr. Blouin’s options.
On June 30, 2004 Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital to its shareholders. As a result, in accordance with the terms of the Emergis plan, the exercise price of all outstanding stock options on June 25, 2004 was reduced by $1.47 by the Board of Directors effective July 2, 2004. This amount was based on a calculation agreed upon between Emergis and the TSX.
(5)	Aliant has a stock option plan that is almost the same as BCE’s, except that the options vest at 33 1/3% a year for three years from the day of the grant. As President and Chief Executive Officer, Mr. Wetmore participated in Aliant’s stock option plan until the end of February 2002 and still had outstanding options in that plan as of the end of 2004.

43    2004 Annual information form    Bell Canada

Table S.5 Pension plan table

Pensionable earnings ($			Years of pensionable service
	)	20 years	30 years	40 years	50 years

500,000		164,300	243,600	315,900	350,000
700,000		232,300	344,400	446,700	490,000
900,000		300,300	445,200	577,500	630,000
1,300,000		436,300	646,800	839,100	910,000
1,700,000		572,300	848,400	1,000,700	1,190,000
2,100,000		708,300	1,050,000	1,362,300	1,470,000
2,500,000		844,300	1,251,600	1,623,900	1,750,000
2,900,000		980,300	1,453,200	1,885,500	2,030,000

Table S.6 Estimated annual benefits

	Age at earliest	Estimated
Executive	eligibility date	annual benefit

Siim A. Vanaselja	60	$292,300
Pierre J. Blouin	55	$438,300
Stephen G. Wetmore	55	$215,300
Patrick Pichette	55	$202,900

44    2004 Annual information form    Bell Canada

Schedule 2 – Glossary of Terms
3G means third generation;	IP means Internet Protocol;
360networks means 360networks Corporation;	IP-MPLS means IP multi-protocol label switching;
AIF means this Annual Information Form;	IPTV means video over Internet Protocol;
Aliant means Aliant Inc.;	ISPs means Internet service providers;
Aliant Telecom means Aliant Telecom Inc.;	Mbps means megabits per second;
ATM means asynchronous transfer mode;	MDU means multiple-dwelling unit;
BCE means BCE Inc.;	Microsoft means Microsoft Corporation;
BCH means Bell Canada Holdings Inc.;	Moody’s means Moody’s Investors Service, Inc.;
BDUs means broadcasting distribution undertakings;	MSN Canada means MSN Canada Co.;
Bell ExpressVu means Bell ExpressVu Limited Partnership;	MT&T Mobility means MT&T Mobility Inc.;
Bell Mobility means Bell Mobility Inc.;	MTNs means medium term notes;
Bell West means Bell West Inc.;	MTS means Manitoba Telecom Services Inc.;
BWA means Bell Wireless Alliance;	NANP means North American Numbering Plan;
Call-Net means Call-Net Enterprises Inc.;	NAS means network access services;
CATU means the Council of Atlantic Telecommunication Unions;	Nexxlink means Nexxlink Technologies Inc.;
CDN means competitor digital network;	Nortel Networks means Nortel Networks Corporation;
CEP means the Communications, Energy and Paper Workers Union of	NorthernTel means NothernTel Limited Partnership;
Canada;	Northwestel means Northwestel Inc.;
CIRB means the Canadian Industrial Relations Board;	PCS means personal communications services;
CLEC means competitive local exchange carrier;	Primus means Primus Telecommunications Canada Inc.;
Cogeco means Cogeco Cable Inc.;	PSTN means Public Switched Telephone Network;
Computershare means Computershare Trust Company of Canada;	Rogers means Rogers Cable Inc.;
CPE means customer-premises equipment;	S&P means Standard & Poor’s, a division of The McGraw-Hill
CRTC means the Canadian Radio-television and Telecommunications	Companies, Inc.;
Commission;	SAFs means system access fees;
CSA means customer-specific arrangements;	SBC means SBC Communications Inc.;
CTEA means the Canadian Telecommunications Employees’ Association;	SFU means single family unit;
DBRS means Dominion Bond Rating Service Limited;	SMB means small and medium businesses;
DSL means digital subscriber line;	Smiston means Smiston Communications;
DTH means direct-to-home;	Sprint PCS means Sprint Spectrum, L.P.;
Eastlink means Eastlink Communications;	Stratos means Stratos Global Corporation;
Emergis means BCE Emergis Inc.;	Télébec means Télébec Limited Partnership;
Enterprise means large enterprise;	Teleglobe means Teleglobe Inc.;
Entourage means Entourage Solutions Technologiques Inc.;	Telesat means Telesat Canada;
ERIP means Early Retirement Incentive Program;	Telus means Telus Corporation;
EVDO mean Evolution, Data Optimized;	TSX means the Toronto Stock Exchange;
Fitch means Fitch Ratings Inc.;	VAS means value-added services;
FTTN means fibre-to-the-node;	VCIO means virtual Chief Information Officer;
Futureway means Futureway Communications Inc.;	VDSL means very high-bit-rate DSL;
GeSI means the Global e-Sustainability Initiative;	Vidéotron means Le Groupe Vidéotron Ltée;
Group Telecom means GT Group Telecom Services Corporation;	VoIP means voice over Internet protocol;
ICT means information and communications technology;	Yellow Pages Group means YPG LP and YPG General Partner.
Infostream means Infostream Technologies Inc.;

45    2004 Annual information form    Bell Canada

www.bell.ca

PRINTED IN CANADA

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Bell Canada
By:	(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer
Date: March 11, 2005

LIST OF EXHIBITS
TO FORM 40-F

Bell Canada 2004 Financial Information	Exhibit 99.1

Consent of Independent Registered Chartered Accountants	Exhibit 99.2

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences	Exhibit 99.3

Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31

Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32